                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-59258

                             'SENSORY SCIENCE LOGO'

                          SENSORY SCIENCE CORPORATION
                            7835 EAST MCCLAIN DRIVE
                           SCOTTSDALE, ARIZONA 85260

Dear Sensory Science Stockholder:

     You are cordially invited to attend a special meeting of stockholders of Sensory Science Corporation, which will begin at 8:30 a.m., local time, on Wednesday, June 27, 2001 at The Pavilions at Resort Suites, 7677 East Princess Boulevard, Scottsdale, Arizona. At the special meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 31, 2001, among Sensory Science, SONICblue Incorporated and Phoenix I Acquisition Corp., a subsidiary of SONICblue, and the merger, as described in the attached proxy statement/prospectus. SONICblue is a leader in the converging Internet, digital media and consumer device markets. SONICblue holds significant financial assets, global marketing capabilities and a focused technology portfolio that includes Rio(R) digital audio players, HomeFree(TM) home networking solutions, Diamond(TM) Internet access products and frontpath(TM) Information Applications. As a result of the merger, Sensory Science will become a wholly owned subsidiary of SONICblue.

     If the merger is completed, holders of Sensory Science common stock will receive 0.0913 of a share of SONICblue common stock for each share of Sensory Science common stock that they hold, based on the current market price of SONICblue's common stock, subject to downward adjustment if SONICblue's stock price increases prior to the closing of the merger. However, Sensory Science stockholders will receive at least 0.0710 of a share of SONICblue common stock for each share of Sensory Science common stock that they hold. SONICblue stockholders will continue to own their existing shares after the merger. SONICblue stock, after the closing of the merger, will continue to be SONICblue stock. As a result of the merger, SONICblue will issue approximately 1.3 million shares of SONICblue common stock to Sensory Science stockholders, based on the number of shares of common stock of Sensory Science outstanding on May 9, 2001. Shares of SONICblue common stock are listed on the Nasdaq National Market under the ticker symbol "SBLU." On May 10, 2001, the closing sale price per share of SONICblue common stock on the Nasdaq National Market was $4.17.

     The Sensory Science Board of Directors recommends that you vote FOR approval of the merger and the merger agreement.

     We cannot complete the merger unless Sensory Science stockholders approve the merger. YOUR VOTE IS VERY IMPORTANT. Approval and adoption of the merger agreement and approval of the merger requires the affirmative vote of at least a majority of the outstanding shares of Sensory Science common stock. Whether or not you plan to attend the meeting, it is critical that your shares be represented. Accordingly, please mark, date, sign and return promptly your proxy in the enclosed envelope. You may attend the meeting and vote your shares in person if you wish, even if you have previously returned your proxy.

     WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT, INCLUDING THE DISCUSSION OF RISKS ASSOCIATED WITH THE MERGER BEGINNING ON PAGE 13, CAREFULLY BEFORE VOTING.

                                          Roger B. Hackett
                                          Chairman of the Board,
                                          Chief Executive Officer and President

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SONICBLUE STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This proxy statement/prospectus is dated May 15, 2001, and is first being mailed to stockholders on or about May 15, 2001.

                             ADDITIONAL INFORMATION

     This proxy statement/prospectus incorporates important business and financial information about Sensory Science from other documents that are not included in or delivered with the proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus through the Securities and Exchange Commission website at www.sec.gov or by requesting them in writing or by telephone from Sensory Science at the following address:

                          Sensory Science Corporation
                            7835 East McClain Drive
                           Scottsdale, Arizona 85620
                              Attention: Secretary
                                 (888) 371-3211

     IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY JUNE 20, 2001 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

                             [SENSORY SCIENCE LOGO]

                          SENSORY SCIENCE CORPORATION
                            7835 EAST MCCLAIN DRIVE
                           SCOTTSDALE, ARIZONA 85260
                            ------------------------

                           NOTICE AND PROXY STATEMENT
                    FOR THE SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JUNE 27, 2001

To the Stockholders:

     A special meeting of stockholders of Sensory Science Corporation will be held on June 27, 2001 at 8:30 a.m., local time, at The Pavilions at Resort Suites, 7677 East Princess Boulevard, Scottsdale, Arizona, to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 31, 2001, among Sensory Science, SONICblue and Phoenix I Acquisition Corp., a subsidiary of SONICblue, and the merger.

     The Board of Directors has fixed the close of business on May 9, 2001, as the record date for determining the stockholders entitled to vote at the special meeting or any adjournment or postponement thereof. Shares of common stock can be voted at the meeting only if the holder is present at the meeting in person or represented by a valid proxy. A list of stockholders entitled to vote will be kept at the office of the Secretary of Sensory Science Corporation, 7835 East McClain Drive, Scottsdale, Arizona 85260 for your inspection for ten days before the meeting.

     Your vote is important to us. Even if you do not plan to attend the meeting, please complete and sign the enclosed proxy card and mail it promptly in the return envelope. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL MEETING BY WRITTEN REQUEST TO THE SECRETARY OF SENSORY SCIENCE CORPORATION, BY VOTING IN PERSON AT THE SPECIAL MEETING, OR BY SUBMITTING A LATER DATED PROXY.

     Admission to the special meeting is limited to stockholders or their proxies. Stockholders who hold their shares in "street name" (shares registered under a broker, bank or other nominee institution's name) will be admitted to the meeting upon presentation of a written affidavit or statement from the registered institution showing beneficial ownership as of the May 9, 2001 record date. The special meeting will not be open to the public.

                                          By Order of the Board of Directors
                                          Thomas E. Linnen
                                          Executive Vice President,
                                          Chief Financial Officer,
                                          Secretary and Treasurer

Scottsdale, Arizona
May 15, 2001

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
QUESTIONS AND ANSWERS ABOUT THE
  MERGER..............................    1
SUMMARY...............................    2
  Who We Are..........................    2
  Why We Recommend the Merger.........    2
  Opinion of Financial Advisor........    2
  What You Will Receive in the
     Merger...........................    2
  Federal Income Tax Consequences.....    3
  Ownership of SONICblue After the
     Merger...........................    3
  Stockholder Vote Required to Approve
     the Merger.......................    3
  Appraisal Rights Are Not
     Available........................    4
  The Interests of Certain Sensory
     Science Officers and Directors in
     the Merger May Differ from Your
     Interests........................    4
  Accounting Treatment................    4
  Completion of the Merger is Subject
     to Certain Conditions............    4
  The Merger Agreement May Be
     Terminated.......................    4
  Fees May Be Payable On
     Termination......................    4
  Credit Agreement and Warrant Issued
     by Sensory Science...............    4
RECENT DEVELOPMENTS...................    6
  First Quarter Results For
     SONICblue........................    6
SELECTED HISTORICAL AND PRO FORMA
  FINANCIAL DATA......................    7
  Selected Historical Financial Data
     of SONICblue.....................    7
  Selected Historical Financial Data
     of Sensory Science...............    8
  Selected Unaudited Pro Forma
     Combined Financial Data..........    9
  Historical and Pro Forma Per Share
     Data.............................    9
  Historical and Pro Forma Per Share
     Market Price Information.........   10
CAUTIONARY STATEMENT CONCERNING
  FORWARD-LOOKING STATEMENTS..........   11
RISK FACTORS..........................   13
  Risk Factors Related to the
     Merger...........................   13
  Risk Factors Related to Sensory
     Science if the Merger Is Not
     Consummated......................   14
  Risk Factors Related to SONICblue...   15
THE MERGER............................   31
  General.............................   31
  Background of the Merger............   31

                                        PAGE
                                        ----
  Sensory Science's Reasons for the
     Merger...........................   32
  SONICblue's Reasons for the
     Merger...........................   35
  Opinion of Financial Advisor to
     Sensory Science..................   36
  Directors of SONICblue..............   42
  Accounting Treatment................   42
  Material Federal Income Tax
     Consequences of the Merger.......   43
  Appraisal Rights....................   44
  Federal Securities Laws
     Consequences; Stock Transfer
     Restriction Agreements...........   44
  Interests of Certain Persons in the
     Merger...........................   45
COMPARATIVE PER-SHARE MARKET PRICE
  INFORMATION.........................   46
UNAUDITED PRO FORMA CONDENSED COMBINED
  FINANCIAL INFORMATION...............   47
INFORMATION ABOUT SONICblue
  INCORPORATED........................   52
  SONICblue's Business................   52
  Management's Discussion and Analysis
     of Financial Condition and
     Results of Operations............   61
  Quantitative and Qualitative
     Disclosures About Market Risk....   70
  Directors and Executive Officers of
     SONICblue........................   73
  Security Ownership of Certain
     Beneficial Owners and Management
     of SONICblue.....................   75
  SONICblue Executive Compensation....   76
THE MERGER AGREEMENT AND RELATED
  AGREEMENTS..........................   80
  Structure of the Merger.............   80
  Timing of Closing...................   80
  Merger Consideration................   80
  Treatment of Sensory Science Stock
     Options and Warrants.............   80
  Exchange of Shares..................   80
  Covenants...........................   81
  Representations and Warranties......   83
  Conditions to the Completion of the
     Merger...........................   84
  Termination of the Merger
     Agreement........................   85
  Expenses............................   86
  Amendments and Waivers..............   86

                                        PAGE
                                        ----
  Credit Agreement....................   86
  Common Stock Purchase Warrant.......   87
INFORMATION ABOUT THE MEETING AND
  VOTING..............................   88
  Matters Relating to the Meeting.....   88
  Vote Necessary to Approve the
     Merger...........................   88
  Voting..............................   88
  Other Business; Adjournments........   90
COMPARISON OF STOCKHOLDER RIGHTS......   91
DESCRIPTION OF SONICblue CAPITAL
  STOCK...............................   94
  Authorized Capital Stock............   94
  SONICblue Common Stock..............   94
  SONICblue Preferred Stock...........   94
  Warrant and Registration Rights.....   95

                                        PAGE
                                        ----
  Transfer Agent and Registrar........   95
  SONICblue Stockholder Rights Plan...   95
LEGAL MATTERS.........................   98
EXPERTS...............................   98
STOCKHOLDER PROPOSALS.................   98
WHERE YOU CAN FIND MORE INFORMATION...   99
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

ANNEXES
Annex A -- Agreement and Plan of Merger
Annex B -- Credit Agreement and Amendments to Credit Agreement
Annex C -- Common Stock Purchase Warrant
Annex D -- Opinion of Gerard Klauer Mattison & Co., Inc.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: When and where is the stockholder meeting?

A: The stockholder meeting will take place at 8:30 a.m. on June 27, 2001 and will be held at The Pavilions at Resort Suites, 7677 East Princess Drive, Scottsdale, Arizona.

Q: What do I need to do now?

A: Mail your signed proxy card in the enclosed return envelope, as soon as possible, so your shares will be represented at the meeting. In order to be sure that your vote is counted, please submit your proxy as instructed on your proxy card even if you plan to attend the meeting in person.

Q: What does the board of directors recommend?

A: The board of directors of Sensory Science recommends that its stockholders vote in favor of the merger.

Q: Why are the two companies proposing to merge?

A: SONICblue and Sensory Science are proposing to merge because we believe the combined company will have new marketing and distribution opportunities, increased engineering expertise and the working capital necessary to expand its presence in the digital media products industry.

Q: What if I want to change my vote?

A: You should mail a later-dated, signed proxy card to Sensory Science's Secretary before the meeting. Alternatively, you can attend the meeting and vote in person. You may also revoke your proxy by sending a notice of revocation to Sensory Science's Secretary at the address under "Who We Are" on page 2.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be permitted to vote them on your behalf. Therefore, you should be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or internet voting.

Q: Why is it important for me to vote?

A: We cannot complete the merger without Sensory Science stockholders voting in favor of the merger.

Q: What if I don't vote?

A: If you do not give voting instructions to your broker or you do not vote, you will, in effect, be voting against the merger.

Q: Should I send in my stock certificates now?

A: No. If the merger is completed, we will send you written instructions for exchanging your stock certificates.

Q: When will Sensory Science stockholders receive shares of SONICblue common stock?

A: Soon after the merger closes, the transfer agent will mail you a transmittal letter with instructions for the surrender of your Sensory Science common stock certificate. You will need to complete the letter of transmittal and return your Sensory Science stock certificate.

Q: When do you expect the merger to occur?

A: Assuming we receive the required stockholder approval, we expect to complete the merger shortly after the stockholder meeting.

Q: What is expected to happen to Sensory Science after the merger?

A: Sensory Science will become a wholly owned subsidiary of SONICblue.

Q: What are the federal income tax consequences of the merger?

A: In general, holders of Sensory Science stock will not recognize gain or loss for federal income tax purposes on the exchange of their stock in the merger, except with respect to any cash they receive in lieu of a fractional share of SONICblue stock.

Q: Who do I call if I have questions about the meeting or the merger?

A: You may call Sensory Science at (888) 371-3211.

                                    SUMMARY

     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read this document and the documents we have referred you to carefully, including the merger agreement attached as Annex A to this proxy statement/prospectus. See "Where You Can Find More Information" on page 99.

WHO WE ARE

SENSORY SCIENCE CORPORATION
7835 EAST MCCLAIN DRIVE
SCOTTSDALE, AZ 85260-1732
(480) 998-3400

Sensory Science is a consumer electronics products company specializing in developing and marketing innovative digital audio and video products, including digital televisions, Internet media players, dual-deck VCRs, DVD players and high-end home theater components for the digital living room.

SONICBLUE INCORPORATED
2841 MISSION COLLEGE BOULEVARD
SANTA CLARA, CA 95054
(408) 588-8000

SONICblue is a leader in the converging Internet, digital media and consumer device markets. Working with partners that include some of the biggest brands in consumer electronics, SONICblue creates and markets products that let consumers enjoy all of the benefits of a digital home and connected lifestyle. SONICblue holds significant financial assets, global marketing capabilities and a focused technology portfolio that includes Rio(R) digital audio players, HomeFree(TM) home networking solutions, Diamond(TM) Internet access products and frontpath(TM) Information Appliances.

WHY WE RECOMMEND THE MERGER

We recommend the merger because we believe that the resultant company will be able to offer a strengthened product portfolio with expanded distribution channels.

To review a more detailed explanation of our reasons for the merger, see pages 32 through 36.

The Sensory Science board believes that the merger is advisable, fair to you and in your best interest and recommends that you vote FOR the approval of the merger agreement and the merger.

OPINION OF FINANCIAL ADVISOR (SEE PAGES 36 THROUGH 42)

In deciding to approve the merger, the Sensory Science board considered the opinion of Gerard Klauer Mattison & Co., Inc., its financial advisor. Sensory Science received an opinion from Gerard Klauer Mattison dated January 31, 2001 as to the fairness of the exchange ratio to the holders of Sensory Science common stock from a financial point of view. This opinion is attached as Annex
D. You may read this opinion for a discussion of the assumptions made, matters considered and limitations on the review undertaken in connection with its opinion.

WHAT YOU WILL RECEIVE IN THE MERGER (SEE PAGE 80)

Based on the price of SONICblue's common stock on May 10, 2001, Sensory Science stockholders would receive 0.0913 of a share of SONICblue common stock for each share of Sensory Science common stock that they hold.

Assuming the average price of SONICblue's common stock in the ten trading days immediately prior to the effective time is equal to or below $5.5213, as a result of the merger, Sensory Science stockholders will receive 0.0913 of a share of SONICblue common stock for each share of Sensory Science common stock. This exchange ratio is subject to adjustment as discussed below.

If, in the ten trading days immediately prior to the effective time, SONICblue's stock price is between $5.5213 and $7.0988, the exchange ratio will be equal to $0.504 divided by the trading average for the ten days. If SONICblue's average stock price for the ten trading days is equal to or above $7.0988, the exchange ratio will be 0.0710.

SONICblue will not issue any fractional shares. SONICblue will pool and sell all of the fractional interests in SONICblue common stock. Sensory Science stockholders will receive a cash payment in the amount of the proceeds from this sale of their fractional shares in the market.

Examples:

  - Assuming the average stock price of SONICblue's common stock in the ten trading days immediately prior to the effective time is $5.25, below $5.5213, the exchange ratio is 0.0913. If you own 500 shares of Sensory Science common stock, you will receive 45 shares of SONICblue common stock and a cash payment for the sale proceeds of 0.65 of one share of SONICblue common stock, rounded to the nearest one cent. The value of the stock that you will receive will change as the price of SONICblue common stock changes after the merger.

  - Assuming the average stock price of SONICblue's common stock in the ten trading days immediately prior to the effective time is $6.25, which is between $5.5213 and $7.0988, the exchange ratio will be .0806. If you own 500 shares of Sensory Science common stock, you will receive 40 shares of SONICblue common stock and a cash payment for the sale proceeds of 0.30 of one share of SONICblue common stock, rounded to the nearest one cent. The value of the stock that you will receive will change as the price of SONICblue common stock changes after the merger.

  - Assuming the average stock price of SONICblue's common stock in the ten trading days immediately prior to the effective time is $7.25, which is above $7.0988, the exchange ratio will be 0.0710. If you own 500 shares of Sensory Science common stock, then after the merger you will receive 35 shares of SONICblue common stock and a cash payment for the sale proceeds for 0.50 of one share of SONICblue common stock, rounded to the nearest one cent. The value of the stock that you will receive will change as the price of SONICblue common stock changes after the merger.

  - On May 10, 2001, the last per-share sales price of SONICblue common stock on the Nasdaq National Market was $4.17. Applying the exchange ratio of 0.0913 to that price, holders of Sensory Science common stock would be entitled to receive SONICblue common stock with a market value of approximately $0.38 for each share of Sensory Science common stock. However, the market price of SONICblue's common stock is likely to change before the merger and, as a result, the exchange ratio may also change. You are urged to obtain current price quotes for Sensory Science and SONICblue common stock. See "Risk Factors" beginning on page 13.

The shares of SONICblue common stock will continue to be listed on the Nasdaq National Market under the ticker symbol "SBLU."

FEDERAL INCOME TAX CONSEQUENCES (SEE PAGES 43 THROUGH 44)

The merger is intended to qualify as a nontaxable transaction, and we expect that the exchange of your shares of Sensory Science stock for shares of SONICblue stock will generally not cause you to recognize any gain or loss for federal income tax purposes. You will, however, have to recognize gain, if any, in connection with any cash you receive in lieu of a fractional share of SONICblue stock.

Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult with your own tax advisor for a full understanding of all tax consequences of the merger to you.

OWNERSHIP OF SONICBLUE AFTER THE MERGER (SEE PAGE 75)

Applying an exchange ratio of 0.0913, SONICblue will issue approximately 1.3 million shares of its common stock to Sensory Science stockholders in the merger. The shares of SONICblue common stock to be issued to Sensory Science stockholders in the merger will represent approximately 1.6% of the outstanding SONICblue common stock after the merger. This information is based on the number of SONICblue and Sensory Science shares outstanding on May 9, 2001 and does not take into account stock options or other equity-based awards or any other shares which may be issued before the merger.

STOCKHOLDER VOTE REQUIRED TO APPROVE THE MERGER (SEE PAGE 88)

Approval of the merger requires the affirmative vote of a majority of the outstanding shares of Sensory Science common stock. As of the record date, Sensory Science's directors, executive officers and their affiliates beneficially owned in the aggregate 222,100 shares of Sensory Science's outstanding common stock entitled to vote at the Sensory Science stockholders meeting.

APPRAISAL RIGHTS ARE NOT AVAILABLE (SEE PAGES 44 AND 88)

The holders of Sensory Science common stock do not have any right to an appraisal of the value of their shares in connection with the merger.

THE INTERESTS OF CERTAIN SENSORY SCIENCE OFFICERS AND DIRECTORS IN THE MERGER MAY DIFFER FROM YOUR INTERESTS (SEE PAGE 45)

When you consider the Sensory Science board's recommendation that Sensory Science stockholders vote in favor of the merger, you should be aware that a number of Sensory Science officers and directors may have interests in the merger that may be different from, or in addition to, yours.

ACCOUNTING TREATMENT (SEE PAGE 42)

We expect the merger to be accounted for as a purchase.

COMPLETION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS (SEE PAGE 84)

The completion of the merger depends upon meeting a number of conditions, including the following:

  - approval of the merger by the stockholders of Sensory Science;

  - absence of any law or court order prohibiting the merger;

  - receipt of an opinion of counsel that the merger will qualify as a reorganization for tax purposes;

  - absence of a material adverse effect on SONICblue or Sensory Science during the period from January 31, 2001 until the closing of the merger; and

  - material accuracy as of closing of the representations and warranties made by SONICblue and Sensory Science, respectively.

THE MERGER AGREEMENT MAY BE TERMINATED (SEE PAGES 85 THROUGH 86)

Either SONICblue or Sensory Science can terminate the merger agreement if any of the following occurs:

  - we do not complete the merger by the end date, September 30, 2001;

  - Sensory Science stockholders do not approve the transaction;

  - a law or court order permanently prohibits the merger; or

  - a material breach by either party of one of the covenants, representations or warranties in the merger agreement which remains uncured for 30 days after delivery of written notice of a breach.

Neither party can terminate the merger agreement for the reasons described in the first bullet above if the merger has not closed because that party is in material breach of its obligations under the merger agreement.

FEES MAY BE PAYABLE ON TERMINATION (SEE PAGE 85)

Sensory Science must pay SONICblue a termination fee of $404,000 in cash if the merger agreement is terminated in any of the following circumstances:

  - Sensory Science breached a covenant, representation or warranty that remained uncured;

  - Sensory Science stockholders do not approve the merger and prior to the Sensory Science stockholders' meeting a proposal by a third party for an alternative transaction was made to Sensory Science or its stockholders; or

  - a proposal by a third party for an alternative transaction was made to Sensory Science or its stockholders and the merger agreement is thereafter terminated because the merger is not completed by September 30, 2001.

CREDIT AGREEMENT AND WARRANT ISSUED BY SENSORY SCIENCE (SEE PAGES 86 THROUGH 87)

In February 2001, SONICblue and Sensory Science entered into a credit agreement, under which SONICblue agreed to lend up to $3.0 million to Sensory Science. The credit agreement details the means by which Sensory Science may request loans, and specifies that $500,000 of the proceeds must be used for Sensory Science's iCache line of business. In connection with the funding of a $3.0 million loan under the credit agreement, in February 2001, Sensory Science granted SONICblue a warrant to purchase up to 5,357,143 shares of its common stock, which on an as exercised basis represents approximately 27% of Sensory Science's outstanding common stock on May 9, 2001. The warrant terminates on the later to happen of the first anniversary of SONICblue's loan to Sensory Science, or the date on which Sensory Science's indebtedness to SONICblue is paid in full. In April 2001, the credit agreement was amended two times, first to increase the amount available for borrowing to $5.0 million and then to increase the amount available for borrowing to $6.0 million. SONICblue funded loans totaling $3.0 million in April 2001, increasing the aggregate amount loaned to Sensory Science to $6.0 million. The credit agreement was amended in May 2001 to eliminate SONICblue's right to obtain warrants to purchase additional shares of Sensory Science's common stock. The credit agreement and the amendments are attached as Annex B and the common stock purchase warrant is attached as Annex C. We encourage you to read them.

                              RECENT DEVELOPMENTS

FIRST QUARTER RESULTS FOR SONICBLUE

     The following summary financial data for the three months ended March 31, 2001 is unaudited. You should read the data together with "Risk Factors -- Risk Factors Related to SONICblue" beginning on page 13, "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 47, "Information About SONICblue Incorporated -- Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 61, and SONICblue's historical financial statements and related notes on page F-1. In January 2001, SONICblue completed the transfer of its graphics chip assets to S3 Graphics Co., Ltd., or S3 Graphics, a joint venture between VIA Technologies, Inc., or VIA, and a wholly owned subsidiary of SONICblue. As a result, net sales for the three months ended March 31, 2001 exclude revenues from the graphics chip assets subsequent to their transfer to S3 Graphics, and consists primarily of net sales of Rio digital audio players, modems and home networking equipment, net sales from SONICblue's first joint venture with VIA, S3-VIA, Inc., and net sales from SONICblue's professional graphics division, which was sold to ATI Technologies, Inc. on March 30, 2001. During the three months ended March 31, 2001, SONICblue recognized an unrealized loss of $406.0 million and a realized loss of $52.0 million related to the decline in the value of its investment in United Microelectronics Corporation, or UMC.

                                                               THREE MONTHS ENDED
                                                                 MARCH 31, 2001
                                                              ---------------------
                                                              (IN THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Net sales...................................................        $  49,886
Gross margin (loss).........................................          (16,769)
Research and development expenses...........................           10,675
Selling, marketing and administrative expenses..............           24,886
Amortization of goodwill and intangibles....................           11,124
Loss from operations........................................          (63,454)
Loss on UMC investment......................................         (458,038)
Net loss....................................................        $(335,769)
Per share amounts:
  Basic.....................................................        $   (4.11)
  Diluted(1)................................................        $   (4.11)
Shares used in computing per share amounts:
  Basic.....................................................           81,720
  Diluted(1)................................................           81,720
BALANCE SHEET DATA
Cash and equivalents........................................        $  26,912
Short-term investments......................................          206,067
Working capital.............................................           93,379
Total assets................................................          822,051
Other long-term liabilities.................................            4,125
Convertible subordinated notes..............................          103,300
Total stockholders' equity..................................        $ 449,442

-------------------------
(1) Does not include the effect of incremental shares issuable upon the conversion of the convertible subordinated notes, the dilutive effect of outstanding options and an adjustment to net income for the interest expense, net of income taxes, related to the notes as the impact of such conversion would be anti-dilutive.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

SELECTED HISTORICAL FINANCIAL DATA OF SONICBLUE

     The following selected historical financial data for each of the years ended December 31, 1996 through 2000 have been derived from SONICblue's audited consolidated financial statements. This information is only a summary and you should read it together with SONICblue's historical financial statements and related notes beginning on page F-1.

                                                     YEAR ENDED DECEMBER 31,
                                   ------------------------------------------------------------
                                      2000        1999(1)       1998         1997        1996
                                   ----------    ---------    ---------    --------    --------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Net sales........................  $  536,704    $ 352,583    $ 224,639    $436,359    $439,243
Gross margin (loss)..............     (11,912)      45,422       (2,072)    135,174     168,876
Research and development
  expenses.......................      83,433       73,896       78,566      78,612      63,382
Selling, marketing and
  administrative expenses........     126,852       52,832       41,926      55,879      48,800
Restructuring expense............       6,694           --        6,109          --          --
Other operating expense(2).......          --        6,700       35,226      17,180          --
Amortization of goodwill and
  intangibles related to the
  Diamond acquisition............      44,440       12,156           --          --          --
Income (loss) from operations....    (273,331)    (100,162)    (163,899)    (16,497)     56,694
Net income (loss)................  $  312,828    $ (30,780)   $(113,204)   $  8,878    $ 41,588
Per share amounts:
  Basic..........................  $     3.46    $   (0.52)   $   (2.22)   $   0.18    $   0.88
  Diluted(3).....................  $     3.13    $   (0.52)   $   (2.22)   $   0.17    $   0.81
Shares used in computing per
  share amounts:
  Basic..........................      90,390       59,244       51,078      49,519      47,460
  Diluted(3).....................     101,150       59,244       51,078      51,740      52,451
BALANCE SHEET DATA
Cash and equivalents.............  $   36,582    $  45,825    $  31,022    $ 90,484    $ 94,616
Short-term investments...........     237,690       58,918       88,553      27,186      62,768
Working capital..................     161,511      100,149      152,244     209,993     225,550
Total assets.....................   1,099,305      722,647      325,801     492,854     485,172
Other long-term liabilities......       4,040       12,010       13,837      27,070      20,852
Convertible subordinated notes...     103,300      103,500      103,500     103,500     103,500
Total stockholders' equity.......  $  671,651    $ 382,633    $ 163,530    $270,840    $260,321

-------------------------
(1) On September 24, 1999, SONICblue completed the acquisition of all of the outstanding common stock of Diamond Multimedia Systems, Inc., or Diamond. Diamond designed, developed, manufactured and marketed multimedia and connectivity products for personal computers. The transaction was accounted for as a purchase and, accordingly, the results of operations of Diamond and the estimated fair value of assets acquired and liabilities assumed are included in SONICblue's consolidated financial statements as of September 24, 1999, the effective date of the purchase, through the end of the fiscal year. See Note 2 of Notes to Consolidated Financial Statements of SONICblue.

(2) Other operating expense for 1999 includes a write-off of acquired technologies of $6.7 million. Other operating expense for 1998 includes a write-off of acquired technologies of $8.0 million, a charge for impairment of long-lived assets of $27.2 million and a restructuring charge of $6.1 million. Other operating expense for 1997 includes a charge for impairment of long-lived assets of $17.2 million.

(3) Diluted earnings per share includes the effect of incremental shares issuable upon the conversion of the convertible subordinated notes, the dilutive effect of outstanding options and an adjustment to net income for the interest expense, net of income taxes, related to the notes unless the effect of such conversion is anti-dilutive. The effect of the conversion was anti-dilutive in 1999 and 1998.

SELECTED HISTORICAL FINANCIAL DATA OF SENSORY SCIENCE

     The following selected historical financial data should be read together with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Sensory Science's Annual Report on Form 10-K for the year ended March 31, 2000. The selected statement of operations data shown below for the years ended March 31, 2000, 1999 and 1998 and the balance sheet data as of March 31, 2000 and 1999 are derived from Sensory Science's audited consolidated financial statements incorporated by reference into this proxy statement/ prospectus which have been audited by Deloitte & Touche LLP, independent auditors. The selected statement of operations data shown below for the nine months ended December 31, 2000 and 1999 are derived from Sensory Science's unaudited consolidated financial statements incorporated by reference into this proxy statement/prospectus.

                                                            NINE MONTHS
                                                               ENDED
                                                           DECEMBER 31,                   YEAR ENDED MARCH 31,
                                                         -----------------   -----------------------------------------------
                                                          2000      1999      2000      1999      1998      1997      1996
                                                         -------   -------   -------   -------   -------   -------   -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
Sales..................................................  $53,891   $54,155   $72,149   $63,551   $47,144   $39,024   $33,965
Gross margin...........................................    7,608    12,170    17,215    15,559    11,720    10,140     5,380
Research and development...............................    2,317     2,439     2,897     2,262       907     1,113       714
Sales, general and administrative......................   13,897     8,754    13,554    10,511     7,290     6,376     6,878
(Loss) income from continuing operations...............   (9,706)      (11)     (566)    1,664     3,380     2,412    (2,465)
(Loss) from discontinued operations....................       --        --        --      (584)     (296)     (527)     (406)
Basic (loss) income per common share from:
  Continuing operations................................    (0.68)     0.00     (0.04)     0.13      0.28      0.21     (0.22)
  Discontinued operations..............................       --        --        --     (0.05)    (0.03)    (0.04)    (0.04)
Diluted (loss) income per common share from:
  Continuing operations................................    (0.68)     0.00     (0.04)     0.12      0.25      0.20     (0.22)
  Discontinued operations..............................       --        --        --     (0.04)    (0.02)    (0.04)    (0.04)
Shares used in computing per share amounts:
  Basic................................................   14,370    13,781    13,866    13,227    12,249    11,408    11,304
  Diluted..............................................   14,370    13,781    13,866    14,734    13,801    12,568    11,304
BALANCE SHEET
Current assets.........................................  $25,581   $30,326   $30,049   $25,226   $15,810   $12,503   $ 9,784
Current liabilities....................................   26,555    21,883    21,743    16,579     6,684     5,362     6,237
Long-term assets (net).................................    5,692     5,699     5,876     5,404     2,850     1,253     1,414
Long-term liabilities..................................      484       457       387       634       869     1,268       283
Total assets...........................................   31,273    36,025    35,925    30,630    18,660    13,756    11,198
Total liabilities......................................   27,039    22,340    22,130    17,213     7,553     6,630     6,520
Stockholders' equity...................................    4,234    13,685    13,795    13,417    11,107     7,126     4,678

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following selected unaudited pro forma combined financial data have been derived from and should be read together with the unaudited pro forma condensed combined financial information and related notes beginning on page 47. This information is based on the historical consolidated balance sheets and related historical consolidated statements of operations of SONICblue and Sensory Science giving effect to the merger using the purchase method of accounting for business combinations. This information also gives effect to SONICblue's pending acquisition of ReplayTV, Inc. and the transfer of SONICblue's graphics chips assets to S3 Graphics, a joint venture between VIA and a wholly owned subsidiary of SONICblue, which was completed in January 2001. This information also includes the results of SONICblue's first joint venture with VIA, S3-VIA, Inc., which was not included in the graphics chip assets transferred to S3 Graphics. This information assumes the proposed merger, the proposed acquisition of ReplayTV and the transfer to S3 Graphics occurred on January 1, 2000. This information is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on the selected unaudited pro forma combined financial data as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

                                                      YEAR ENDED DECEMBER 31, 2000
                                                      ----------------------------
                                                         (IN THOUSANDS, EXCEPT
                                                            PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...........................................           $  381,675
Net income..........................................           $  140,890
Net income per common share -- basic................           $     1.50
Net income per common share -- diluted..............           $     1.38
Weighted average common shares
  outstanding -- basic..............................               94,207
Weighted average common shares
  outstanding -- diluted............................              104,967
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets........................................           $1,189,181
Long-term debt and other long-term obligations......           $  132,964
Working capital.....................................           $   93,779

HISTORICAL AND PRO FORMA PER SHARE DATA

     Set forth below are the net income (loss) and book value per common share data separately for SONICblue and Sensory Science on a historical basis, for SONICblue on a pro forma combined basis and on a pro forma combined basis per Sensory Science equivalent share. The net loss per common share for Sensory Science for the year ended December 31, 2000 was derived by adding the results for the nine months ended December 31, 2000 with the results for the three months ended March 31, 2000. The exchange ratio for the merger is 0.0913 of a share of SONICblue common stock for each share of Sensory Science common stock, subject to adjustment.

     The SONICblue pro forma data was derived by combining the historical consolidated financial information of SONICblue, Sensory Science, and ReplayTV using the purchase method of accounting for business combinations and reflecting the disposition of SONICblue's graphics chips assets (other than S3-VIA, Inc.) to S3 Graphics, the joint venture between VIA and a wholly owned subsidiary of SONICblue, as described under "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 47.

     The Sensory Science equivalent share pro forma information shows the effect of the merger from the perspective of an owner of Sensory Science common stock. For purposes of the selected unaudited pro forma combined financial data, we have assumed that 0.0913 shares of SONICblue common stock will be exchanged for each outstanding share of Sensory Science common stock. See "The Merger Agreement and Related Agreements" beginning on page 80 for a detailed description of the conversion ratio.

                                                                                 TWELVE MONTHS
                                                                 YEAR ENDED          ENDED
                                                                DECEMBER 31,     DECEMBER 31,
                                                                    2000             2000
                                                                 SONICBLUE      SENSORY SCIENCE
                                                                ------------    ---------------
HISTORICAL PER SHARE DATA:
Income (loss) per common share -- basic.....................       $3.46            $(0.72)
Income (loss) per common share -- diluted...................       $3.13            $(0.72)
Book value per common share at the end of period............       $7.43            $ 0.30

                                                             SONICBLUE           SENSORY SCIENCE
                                                         PRO FORMA COMBINED    PRO FORMA EQUIVALENT
                                                         ------------------    --------------------
PRO FORMA AND PRO FORMA EQUIVALENT PER SHARE DATA:
Income (loss) per common share for the year ended
  December 31, 2000 -- basic...........................        $1.50                  $0.14
Income (loss) per common share for the year ended
  December 31, 2000 -- diluted.........................        $1.38                  $0.13
Book value per common share at December 31,
  2000 -- basic........................................        $7.58                  $0.69
Book value per common share at December 31,
  2000 -- diluted......................................        $6.81                  $0.62

     Neither SONICblue nor Sensory Science paid any cash dividends in any of the periods presented.

HISTORICAL AND PRO FORMA PER SHARE MARKET PRICE INFORMATION

     SONICblue common stock is traded on the Nasdaq National Market under the symbol "SBLU." Sensory Science common stock is traded on the American Stock Exchange under the symbol "VCR." We present below the per share closing market price as reported on the Nasdaq National Market and the American Stock Exchange for shares of SONICblue common stock and Sensory Science common stock, respectively. We present this information as of January 31, 2001, the last trading day before the public announcement of the signing of the merger agreement, and as of May 10, 2001, the latest practicable date prior to the printing of this document.

     We also present the implied equivalent per share value for shares of Sensory Science common stock, which is the SONICblue common stock price multiplied by the applicable exchange ratio based upon the closing price of SONICblue's common stock on January 31, 2001 and May 10, 2001, respectively.

     We urge you to obtain current market quotations for Sensory Science common stock and SONICblue common stock before voting on the proposal described in this document.

                                                                                        SENSORY SCIENCE
                                      SENSORY SCIENCE    SONICBLUE    EXCHANGE RATIO    EQUIVALENT VALUE
                                      ---------------    ---------    --------------    ----------------
January 31, 2001....................       $0.64           $7.69          0.0710             $0.55
May 10, 2001........................       $0.33           $4.17          0.0913             $0.38

                        CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus contains or incorporates by reference forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     - consummating the merger;

     - Sensory Science's expected losses;

     - continuing Sensory Science's digital product strategy;

     - Sensory Science's ability to strengthen SONICblue's digital products portfolio;

     - creating new marketing and distribution opportunities;

     - Sensory Science's ability to provide award-winning digital products;

     - Sensory Science's ability to achieve strategic objectives;

     - yielding value for Sensory Science's stockholders;

     - the companies' ability as a combined entity to be a competitive industry participant;

     - Sensory Science's ability to focus on emerging markets and technologies;

     - the development of a new SONICblue business unit;

     - SONICblue's ability to sell its products to existing Sensory Science customers and through existing Sensory Science distribution channels;

     - the integration of SONICblue and Sensory Science products;

     - the integration of Sensory Science employees;

     - SONICblue's ability to become a leader in the wireless home network industry;

     - SONICblue's expected net losses, expected expenditure levels and rate of growth of expenditures, and expected cash flows;

     - trends in gross margin;

     - sources of revenues;

     - product mix;

     - trends in average selling prices and product life cycles;

     - the adequacy of capital resources;

     - growth in operations;

     - expectations regarding research and development efforts and related expenses;

     - the sources and availability of components and manufacturing capacity;

     - SONICblue's expectations regarding customer and distributor relationships;

     - SONICblue's efforts to expand sales and distribution channels both domestically and internationally;

     - anticipated market growth;

     - SONICblue's ability and intent to develop, manufacture and market future and enhanced products, including firmware and software;

     - SONICblue's ability commercialize products under development;

     - the features, benefits, performance, upgradeability and utility of SONICblue's current and future products;

     - SONICblue's ability to expand its position as a leader in multimedia and connectivity products;

     - the strategy for SONICblue's refocused business and the expected timing and completion of restructuring plans;

     - SONICblue's objectives of capitalizing on new technologies, expanding international sales, increasing market penetration for its products and expanding its digital media products to include video and personal television;

     - SONICblue's efforts to develop strategic relationships;

     - SONICblue's ability to complete business transactions, including proposed acquisitions;

     - SONICblue's ability to realize gains on its investments;

     - the timing and impact of current and future litigation;

     - SONICblue's strategy with regard to protecting its proprietary technology; and

     - SONICblue's ability to compete and respond to rapid technological change.

     Forward-looking statements are based on assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those projected. SONICblue discusses many of these risks in this proxy statement/prospectus in greater detail under the heading "Risk Factors." These forward-looking statements speak only as of the date of this proxy statement/prospectus. SONICblue expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this proxy statement/prospectus, to reflect any changes in SONICblue's expectations with regard thereto or any changes in events, conditions or circumstances on which such statement is based.

     SONICblue, Diamond, frontpath, HomeFree, Rio Volt, SupraExpress, Diamond Mako, SupraMax and ProGear are trademarks of SONICblue. Rio is a registered trademark of RioPort, Inc. and is used by SONICblue under license from RioPort, Inc. Other marks referenced herein are the property of their respective owners.

                                  RISK FACTORS

     In addition to the other information that we have included in this proxy statement/prospectus, you should carefully read and consider the following factors in evaluating the proposal to be voted on at the special meeting of Sensory Science stockholders.

RISK FACTORS RELATED TO THE MERGER

SONICBLUE WILL FACE SIGNIFICANT CHALLENGES IN INTEGRATING SENSORY SCIENCE AND, AS A RESULT, MAY NOT REALIZE THE EXPECTED BENEFITS OF THE MERGER.

     In deciding that the merger is in the best interests of our respective stockholders, the SONICblue board of directors and the Sensory Science board of directors considered the potential complementary effects of combining our companies. However, the process of integrating separate businesses, especially businesses as geographically separated as Sensory Science, located in Arizona, and SONICblue, located in California, involves a number of special risks, including:

     - the possibility that the business cultures of our two companies may not be compatible;

     - the diversion of limited management resources from regular business concerns to integration considerations;

     - unforeseen difficulties in integrating operations and systems;

     - challenges in retaining the employees of Sensory Science;

     - difficulties in retaining customers and contract manufacturers;

     - potential adverse effects on operating results; and

     - the possibility that the benefits expected from the merger may not materialize.

     If we are unable to effectively integrate our two companies, the benefits of the merger will not be realized and, as a result, SONICblue's operating results and the market price of SONICblue's common stock may be adversely affected.

THE NUMBER OF SHARES OF SONICBLUE COMMON STOCK RECEIVED BY SENSORY SCIENCE STOCKHOLDERS WILL FLUCTUATE BETWEEN 0.0710 AND 0.0913 OF A SHARE OF SONICBLUE COMMON STOCK FOR EACH SHARE OF SENSORY SCIENCE COMMON STOCK. THE VALUE OF THE SONICBLUE COMMON STOCK THAT SENSORY SCIENCE STOCKHOLDERS RECEIVE WILL CHANGE AS THE PRICE OF SONICBLUE COMMON STOCK CHANGES PRIOR TO THE MERGER.

     Upon consummation of the merger, each share of Sensory Science common stock will be converted into a fraction of a share of SONICblue common stock equal to the exchange ratio. If the average closing sale price of SONICblue common stock during the ten trading day period ending on the trading day immediately prior to the effective time of the merger is less than $7.0988 but more than $5.5213, the exchange ratio will be calculated by dividing $0.504 by the average closing sale price. If the average closing sale price is equal to or less than $5.5213, the exchange ratio will be 0.0913. However, if the average closing price is equal to or greater than $7.0988, the exchange ratio will be 0.0710. Therefore, while the exchange ratio, which determines the number of shares of SONICblue common stock you will receive, has a 0.0710 minimum and is subject to fluctuation to adjust for changes in SONICblue common stock between $7.0988 and $5.5213, you will not receive a greater number of shares if SONICblue's common stock falls below $5.5213.

     Sensory Science cannot terminate the merger agreement on the basis that SONICblue's stock price falls below $5.5213. Fluctuations in the trading price of SONICblue's common stock cannot be predicted during any period, including the ten day trading period prior to the effective time.

     There will be no other adjustments for changes in the market price of either Sensory Science common stock or SONICblue common stock outside this specified trading range, and neither SONICblue nor Sensory Science is permitted to abandon the merger nor is Sensory Science permitted to resolicit the vote of its stockholders solely because of changes in the market price of SONICblue or Sensory Science common stock. Accordingly, the specific dollar value of SONICblue common stock you will receive upon completion of the merger will depend on the market value of SONICblue common stock for the ten day trading period prior to the completion of the merger. The market price of SONICblue's common stock has historically been extremely volatile, and you should expect it to continue to be volatile. You should consult a stock price listing to determine the value of the SONICblue common stock to be issued in the merger.

RISK FACTORS RELATED TO SENSORY SCIENCE IF THE MERGER IS NOT CONSUMMATED

SENSORY SCIENCE MAY BE UNABLE TO SECURE ALTERNATIVE FINANCING IN SUFFICIENT TIME TO PROVIDE WORKING CAPITAL TO CONTINUE OPERATIONS AND AVOID ACTIONS THAT WOULD SEVERELY IMPAIR SENSORY SCIENCE'S FUTURE VIABILITY.

     In recent periods, sales of Sensory Science's products have declined, leading to deterioration in its financial condition and decreases in the value of Sensory Science's common stock. Sensory Science's product sales have not generated sufficient cash for it to operate effectively or to fund necessary marketing, inventory purchase and product development programs. As a result, Sensory Science expects its losses for its fiscal year ended March 31, 2001 to be between $14.0 and $16.0 million.

     If the merger is not consummated, Sensory Science will attempt to restructure, with the assistance of its major suppliers, to support these suppliers' distribution needs. Should these parties be unable or unwilling to provide Sensory Science with sufficient working capital, Sensory Science may be unable to secure alternative financing. As a result, Sensory Science will likely incur ongoing operating expenses, other cash needs and liquidity constraints that will impair its ability to purchase products for sale and thereafter its ability to continue operations. Under those circumstances, Sensory Science would become increasingly unable to meet current financial obligations and could consequently face creditor foreclosure on its assets.

LIMITATIONS IN CURRENT FINANCIAL ARRANGEMENTS COULD ADVERSELY AFFECT SENSORY SCIENCE'S LIQUIDITY.

     Sensory Science funds its cash requirements through a combination of cash flows from operations, loans under a line of credit from Congress Financial Corporation, a line of credit from a major supplier and loans from SONICblue. During its fiscal year, the seasonality of Sensory Science's product sales generally requires incremental investments in working capital, primarily in inventories and receivables. Sensory Science's primary source of funds for financing its operations is the Congress line of credit, under which Sensory Science may borrow up to a maximum of $30.0 million, limited by a borrowing base determined by specific inventory and receivable balances. The Congress line of credit, as amended, expires in November 2002, at which time Sensory Science may have to enter into a new line of credit. Sensory Science has also fully utilized its line of credit with a major supplier. In connection with the merger, SONICblue has loaned Sensory Science $6.0 million with a one year term, subject to certain conditions. SONICblue may continue to make additional loans to Sensory Science to fund operations, although it is not obligated to do so. Sensory Science's ability to purchase products sold in the marketplace to meet customer demand has been severely limited by the unavailability of funds under its lines of credit and its inability to obtain additional financing. Recently, Sensory Science has been required to purchase products from its suppliers on a cash basis. Consequently, the unwillingness on the part of SONICblue to make additional loans to Sensory Science or an adverse change in Sensory Science's current credit arrangements, combined with the likely difficulty in obtaining alternative funding, would have a material adverse affect on Sensory Science's liquidity.

PRICE CUTTING IN RESPONSE TO COMPETITIVE PRESSURES COULD RESULT IN DECREASING PROFIT MARGINS AND DETERIORATING OPERATING RESULTS FOR SENSORY SCIENCE.

     The consumer electronics industry is subject to significant price competition. From time to time, Sensory Science has reduced the prices for some of its products to respond to competitive and consumer pressures and to maintain market share. Any further reductions in Sensory Science's prices to respond to these pressures would have an adverse impact on its profit margins and liquidity. In addition, if Sensory

Science's sales volumes fail to grow sufficiently to offset any reduction in margins, its results of operations would be materially adversely affected. The impact of these factors increases if Sensory Science does not have the resources to continue to develop new digital consumer products and otherwise respond to issues relating to the future obsolescence of the VCR as the primary home video recording device. Sensory Science believes that a more diversified product portfolio that would occur as a result of the merger may mitigate the adverse impact of decreasing margins. A failure to consummate the merger may therefore expose Sensory Science to more adverse effects of decreasing margins than would be experienced if the merger is consummated.

THE ANNOUNCEMENT OF A FAILURE TO CONSUMMATE THE MERGER MAY MAKE IT HARDER FOR SENSORY SCIENCE TO OBTAIN PRODUCTS FOR SALE AND MAINTAIN ITS DISTRIBUTION CHANNELS, IMPAIRING SENSORY SCIENCE'S OPERATING RESULTS.

     If the merger is not consummated, Sensory Science's suppliers and distributors may become less willing to invest time and resources in Sensory Science's operations because of Sensory Science's existing liquidity concerns. Any diminution in Sensory Science's ability to obtain products for sale or sales support in its distribution channels could adversely affect Sensory Science's sales and operating margins.

RISK FACTORS RELATED TO SONICBLUE

SONICBLUE HAS RECENTLY CHANGED THE FOCUS OF ITS BUSINESS AND MAY BE UNSUCCESSFUL OR EXPERIENCE DIFFICULTIES IN IMPLEMENTING THIS CHANGE. IF THIS OCCURS, SONICBLUE MAY NOT BE ABLE TO ACHIEVE OPERATING PROFITABILITY.

     In January 2001, SONICblue completed the transfer of its graphics chips business to S3 Graphics Co., Ltd., a joint venture between VIA Technologies, Inc. and a wholly owned subsidiary of SONICblue. While SONICblue continues to own an interest in another joint venture which produces graphics chips, SONICblue is realigning its resources to focus on its digital media, consumer electronics, Internet appliance and home networking businesses. SONICblue has a limited operating history with these businesses, and its shift in focus may prove to be unsuccessful. In addition, the industry is new and continually evolving. SONICblue's digital media, consumer electronics, Internet appliance and home networking businesses compete with larger, more established competitors, and SONICblue may be unable to achieve market success. SONICblue's profitability depends on its ability to successfully implement its new business strategy.

SONICBLUE EXPERIENCED NET LOSSES IN THE PAST AND MAY EXPERIENCE NET LOSSES AGAIN IN THE FUTURE.

     SONICblue had a net loss of $335.8 million for the three months ended March 31, 2001, primarily resulting from the recognition of an unrealized loss of $406.0 million and a realized loss of $52.0 million related to the decline in value of the UMC shares. SONICblue had net income of $312.8 million for the year ended December 31, 2000, primarily from recognizing a one time gain of $884.2 million on the UMC shares but not as a result of income from operations. SONICblue had a net loss of $30.8 million for 1999, and SONICblue's sales during that time consisted of primarily older generation and lower price products that were sold into markets with significant price competition. With the completion of the transfer of SONICblue's graphics chips business, SONICblue's ability to achieve operating profitability depends primarily on its success in refocusing its business resources and in executing its business plan for its refocused business. In addition, SONICblue must achieve positive gross margins at a level sufficient to offset its operating expenses. SONICblue experienced negative gross margins in 2000 and in the first quarter of 2001 and could continue to experience negative gross margins. Price competition and declining prices for consumer goods in the first quarter of 2001 contributed to the negative gross margins. SONICblue cannot assure you that it will be able to achieve operating profitability. If SONICblue is unable to achieve operating profitability or incurs future losses and negative cash flow, its stock price would likely decline.

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

SONICBLUE DEVELOPS AUDIO PRODUCTS FOR A NEW MARKET, WHICH MAY NOT DEVELOP IF CONSUMERS DO NOT ACCEPT DIGITAL AUDIO AS THEIR PREFERRED METHOD OF LISTENING TO MUSIC.

     The market for digital audio products is new and evolving. SONICblue's digital audio products play music that consumers download from the Internet or CDs. The success of SONICblue's digital audio products depends in part on consumers using the Internet, rather than using solely traditional sources, such as record stores where they buy CDs or cassette tapes, as a source of music. If consumers do not access music on the Internet, or from their CDs, and download it for use on SONICblue's products, a market for SONICblue's products may not develop or may be limited.

A REDUCTION IN THE AVAILABILITY OR EASE OF DOWNLOADING MUSIC FROM THE INTERNET WILL HURT THE SALES OF SONICBLUE'S PRODUCTS.

     SONICblue's digital audio products play music downloaded from the Internet and CDs. Currently, litigation is pending that could decrease the availability of downloadable music available on the Internet. The five major record companies have sued Napster.com, an Internet service that allows its users to swap songs. The lawsuits maintain that the swapping of music between different users free of charge is a violation of the copyright laws in the United States. If the record companies prevail in the litigation, and Napster or companies offering similar services are forced to limit the selection of music available for download or are forced to go out of business, there would be a reduction in the amount of music available to consumers on the Internet. In March 2001, the court issued an injunction that orders Napster to prevent users from trading copyrighted songs on Napster's web site.

     Some web sites and record companies are working to provide fee-based downloading of copyright-protected music files. If these web sites are unsuccessful in providing copyright-protected music files or if consumers find the downloading too difficult or expensive, acceptance of the Internet as a source of music would decline. In addition, the rate at which the major record companies make their music available for digital purchases may discourage the use of digital audio players or reduce SONICblue's sales. Some record companies and Internet companies have announced plans to create CDs or digital music that cannot be copied or can only be copied a limited number of times, which would also limit the ability of users to download music from their own CD collections or share their music with others. New copyright protection measures, such as these, increased fees associated with making multiple copies of music from personal collections, or changes in copyright laws, could diminish the ability of consumers to download music to Rio players. Reductions in the availability or ease of downloading music from the Internet, or limitations on copying from personal CDs, could impair the use and sale of SONICblue's digital audio products.

SONICBLUE HISTORICALLY HAS HAD SIGNIFICANT PRODUCT CONCENTRATION AND CURRENTLY DEPENDS ON THE HEALTH OF THE DIGITAL AUDIO PLAYER MARKET. THIS MEANS THAT A DECLINE IN DEMAND FOR A SINGLE PRODUCT, OR IN THE DIGITAL AUDIO PLAYER AND CONSUMER ELECTRONICS MARKET IN GENERAL, COULD SEVERELY IMPACT SONICBLUE'S OVERALL REVENUES AND FINANCIAL RESULTS.

     SONICblue's revenues have historically been dependent on the markets for graphics/video chips for PCs and on its ability to compete in those markets. With the completion of the transfer of the graphics chips assets to a joint venture between VIA and a wholly owned subsidiary of SONICblue, SONICblue's remaining businesses continue to have significant product concentration. SONICblue is dependent on the markets for digital audio players, modems, home networking and other consumer electronics products. SONICblue's business would be materially harmed if it were unsuccessful in selling digital audio players, including its Rio players. Historically, over 75% of the net sales of SONICblue's subsidiary, Diamond, have come from sales of graphics and video accelerator subsystems. Excluding the graphics board business, the Rio players have historically accounted for over 90% of the remainder of Diamond's sales. In 2000, Rio players and products accounted for 12.2% of SONICblue's net sales. For the three months ended March 31, 2001, Rio players and products accounted for a substantial portion of SONICblue's net sales excluding net sales from S3-VIA, Inc. A decline in demand or average selling prices for digital audio players, modem and home networking products would have a material adverse effect on SONICblue's sales and operating results.

BECAUSE SONICBLUE'S LARGEST FINANCIAL ASSET IS ITS SHARES OF UNITED MICROELECTRONICS CORPORATION, THE VOLATILITY OF SONICBLUE COMMON STOCK MAY BE INFLUENCED BY THE VOLATILITY OF UMC'S STOCK PRICE.

     SONICblue's largest financial asset is its UMC shares. The market price of UMC's stock is subject to volatility due to general market conditions as well as actual or anticipated changes in UMC's business prospects or quarterly or yearly operating results. The downturn in the semiconductor industry and the economy in general appears to be more severe than previously anticipated. There is a great deal of uncertainty regarding when the semiconductor industry will recover from this down cycle. Because the UMC shares are SONICblue's largest asset, when the price per share of UMC's stock increases or declines, the price of SONICblue's common stock on the Nasdaq National Market tends to follow changes in UMC's stock price. Fluctuations in the price of SONICblue common stock caused by changes in UMC's stock price may or may not reflect SONICblue's actual or anticipated business prospects or quarterly results. Also, fluctuations in UMC's stock price may cause fluctuations in SONICblue's stock price when there is no material news regarding SONICblue or any change in its results.

BECAUSE THE PRICE OF THE UMC SHARES HAS DECLINED SINCE SONICBLUE RECORDED THEIR CARRYING VALUE, SONICBLUE MAY NEED TO REPORT A LOSS IN OTHER INCOME AND EXPENSE IF IT DETERMINES THAT THE DECLINE IN THE SEMICONDUCTOR INDUSTRY IS NOT TEMPORARY.

     At December 31, 2000, the carrying value of the UMC shares on SONICblue's consolidated balance sheet was $635.0 million, and the market value of both SONICblue's short-term and long-term investment in UMC had declined to $407.2 million. It was determined that the decline from the carrying value at December 31, 2000 and the original cost basis was related to the downturn in the semiconductor industry as a whole and was temporary in nature due to the historically cyclical nature of the industry. Subsequent to year end, the market value of the investment in UMC remained significantly below cost. As of March 31, 2001, SONICblue's 252 million UMC shares held as of that date were worth approximately $408.0 million, based on the closing price of UMC shares on the Taiwan Stock Exchange on that date and the U.S. dollar to New Taiwan Dollar exchange rate prevailing on that date. The downturn in the semiconductor industry and the economy in general appears to be more severe than previously anticipated. There is a great deal of uncertainty regarding when the semiconductor industry will recover from this down cycle. Because SONICblue concluded that the decline in value was not temporary, it reported an unrealized loss on the UMC investment of $406.0 million and a realized loss of $52.0 million for the three months ended March 31, 2001. Future fluctuations in the value of SONICblue's portfolio investments, including the UMC shares, could negatively impact SONICblue's financial condition.

THE INFORMATION APPLIANCE MARKET IS NEW AND EVOLVING, AND SONICBLUE'S FRONTPATH SUBSIDIARY MAY NOT SUCCEED IN DEVELOPING AND BRINGING TO MARKET INFORMATION APPLIANCES FOR THE HOME AND VERTICAL MARKETS.

     SONICblue's frontpath subsidiary is engaged in the development of information appliances. The market for information appliances is new and may not develop as SONICblue anticipates, if at all. The potential size of this market opportunity and the timing of its development are uncertain. Broad acceptance of information appliances will depend on many factors, including the willingness of large numbers of consumers to use devices other than PCs to access the Internet, and the development of content and applications that are accessible from information appliances.

     A number of companies who have attempted to develop and enter the information appliance market have not succeeded in bringing products to market or have discontinued them or scaled back their information appliance divisions. frontpath's new product, ProGear, has been released in limited quantities but has not yet been produced or deployed in volume. If frontpath is unable to obtain manufacturing capacity and develop efficiencies to successfully produce ProGear in volume, it will be unable to supply information appliances in the vertical markets. frontpath's development of products for the home depends upon its ability to successfully manufacture and deploy information appliances in volume. If the market for information appliances does not develop or develops more slowly than SONICblue anticipates, or if SONICblue fails to meet the demand of that market or otherwise fails to achieve market penetration or price stability for its information appliance products, frontpath will experience losses that will harm SONICblue's operating results.

SALES OF DIGITAL MEDIA AND CONNECTIVITY PRODUCTS DEPEND UPON THE WIDESPREAD AVAILABILITY AND ADOPTION OF BROADBAND INTERNET ACCESS.

     SONICblue's home networking products and digital audio players, as well as future consumer-oriented frontpath information appliances, rely or will rely on high-speed access to the Internet to provide compelling content. Since SONICblue does not have control over the reliability, availability and quality of broadband access and related services, it cannot guarantee that broadband access will be available to all consumers who wish to use information appliances. Factors that may impede market acceptance of broadband services and products that rely on high-speed Internet access include:

     - limited geographical service areas and lack of availability of cost-effective, high-speed service;

     - inconsistent quality and reliability of broadband service;

     - lack of interoperability among multiple vendors' network equipment;

     - congestion in service providers' networks; and

     - inability to meet demands for increasing bandwidth.

     These factors will likely affect SONICblue's ability to develop a market for and obtain market acceptance of its products, particularly its information appliances. frontpath has invested, and is continuing to invest, substantial resources to develop its information appliances. frontpath would be unlikely to generate significant revenues from sales of its information appliances, and will have expended significant resources on products for which it is generating limited or no revenues, if broadband access is not available and adopted on a widespread basis.

SONICBLUE'S BUSINESS IS DEPENDENT ON THE INTERNET AND THE DEVELOPMENT OF THE INTERNET INFRASTRUCTURE.

     The acceptance and sale of SONICblue's products could decrease if the infrastructure of the Internet does not continue to be developed and maintained. For example, if consumers do not have the necessary speed and data capacity for downloading music, rendering the Internet too slow of a method for obtaining music, consumers may choose not to download music, which will decrease demand for SONICblue's digital audio products. In addition, SONICblue's success will depend in large part on increased use of the Internet which in turn can increase demand for high-speed communications products and the products that benefit from high-speed connections. SONICblue's success will also depend on businesses and consumers using the Internet more frequently for applications that use multimedia content and that require high bandwidth. Recent growth in Internet use has caused frequent periods of performance degradation. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of SONICblue's connectivity and digital media products, such as frontpath information appliances and Rio digital audio players. The performance of SONICblue's products depends on the speed and reliability of the Internet infrastructure itself. As a result, the emergence and growth of the market for SONICblue's products will depend on improvements being made to the entire Internet infrastructure.

NET SALES FROM SONICBLUE'S JOINT VENTURE, S3-VIA, INC., WILL LIKELY DECLINE IN THE FUTURE, POTENTIALLY RESULTING IN A DECLINE IN SONICBLUE'S CONSOLIDATED REVENUES.

     Although SONICblue completed the transfer of its wholly owned graphics chip business assets to a joint venture between VIA and a wholly owned subsidiary of SONICblue in January 2001, SONICblue retained its ownership of 50.1% of the voting common stock of S3-VIA, Inc., a joint venture between SONICblue and VIA. SONICblue consolidates the accounts of S3-VIA in its financial statements. S3-VIA may not develop new technology or products. As a result, the amount of net sales received by

SONICblue through its ownership interest in S3-VIA is expected to decline as its product offerings age and become obsolete. Because SONICblue consolidates S3-VIA's accounts into its financial statements, a decline in S3-VIA's net sales will reduce SONICblue's revenues.

     In addition, SONICblue may reduce or completely eliminate its holdings in S3-VIA as part of its strategy to exit the graphics business. If SONICblue's ownership of S3-VIA falls below 50% of the voting common stock, SONICblue will not consolidate S3-VIA's accounts in its financial statements and SONICblue's revenues may be reduced.

SONICBLUE IS REQUIRED TO PAY SPECIFIED LIQUIDATED DAMAGES TO S3 GRAPHICS IF CERTAIN EVENTS OCCUR, AND EARN-OUT PAYMENTS TO SONICBLUE FROM THAT JOINT VENTURE ARE SUBJECT TO THE JOINT VENTURE MEETING AGGRESSIVE PROFITABILITY GOALS.

     The investment agreement with VIA and S3 Graphics provides that, upon occurrence of certain events, SONICblue will pay liquidated damages, subject to a maximum damages cap. Despite the cap, liquidated damages payments could harm SONICblue's financial condition or results of operations. In addition, SONICblue will receive earn-out payments only if the new venture meets aggressive profitability goals specified in the joint venture agreement. There can be no assurance that the joint venture will be able to meet these profitability goals.

SONICBLUE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE GROWTH AND EXPANSION OF ITS BUSINESS.

     In the past two years, and particularly following its merger with Diamond, SONICblue has experienced a significant expansion in the overall level of its business and the scope of its operations, including manufacturing, research and development, marketing, technical support, customer service, sales and logistics. This expansion has resulted in significant challenges, and a need for substantial investment in, infrastructure, process development and information systems, including:

     - attracting, integrating and retaining key employees;

     - integration of management information, product data management, internal control, accounting, telecommunications and networking systems;

     - establishment of a significant worldwide web and e-commerce presence;

     - consolidation of geographically dispersed manufacturing and distribution facilities;

     - coordination of suppliers, rationalization of distribution channels, establishment and documentation of business processes and procedures; and

     - integration of various functions and groups of employees.

     SONICblue may not successfully address these challenges. SONICblue's future operating results will depend in large measure on its ability to implement operating, manufacturing and financial procedures and controls, improve communication and coordination among the different operating functions, integrate functions such as sales, procurement and operations, strengthen management information and telecommunications systems, and continue to hire additional qualified personnel in key areas. SONICblue may be unable to manage these activities and implement these additional procedures, controls and systems successfully. Any failure to do so could cause SONICblue's short-term and long-term operating results to suffer.

SONICBLUE'S QUARTERLY AND ANNUAL OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS CAUSED BY MANY FACTORS, ANY OF WHICH COULD RESULT IN SONICBLUE'S FAILURE TO ACHIEVE ITS REVENUE OR PROFITABILITY EXPECTATIONS.

     SONICblue's quarterly and annual results of operations have varied significantly in the past and are likely to continue to vary in the future due to a number of factors, many of which are beyond SONICblue's control. Any one or more of the factors listed below or other factors could cause

SONICblue to fail to achieve its revenue or profitability expectations. The failure to meet market expectations would likely cause a decline in SONICblue's stock price. These factors include:

     - SONICblue's ability to develop, introduce, produce in volume quantities and market successfully new or enhanced products;

     - SONICblue's ability to introduce and market products in accordance with market demand and short design cycles;

     - changes in the relative volume of sales of various products with sometimes significantly different margins;

     - market acceptance of and changes in demand for SONICblue's products;

     - rapid changes in electronic commerce on which SONICblue or its customers may not capitalize or which erode SONICblue's current business base;

     - gains or losses of significant customers, distributors or strategic relationships;

     - unpredictable volume and timing of customer orders;

     - the availability, pricing and timeliness of delivery of components for SONICblue's products, including flash memory;

     - substantial disruption in SONICblue's suppliers' operations, either as a result of natural disaster, equipment failure or other cause;

     - fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;

     - the timing of new technological advances, product announcements or introductions by SONICblue or by its competitors;

     - product obsolescence and the management of product transitions and inventory;

     - production delays;

     - decreases in the average selling prices of products;

     - rates of product return in excess of those forecasted or expected;

     - seasonal fluctuations in sales;

     - general consumer electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices; and

     - general economic conditions, including economic conditions in North America, Asia and Europe in particular, that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling.

     Some or all of these factors could adversely affect demand for SONICblue's products and its future operating results.

     Most of SONICblue's operating expenses are relatively fixed in the short term. SONICblue may be unable to rapidly adjust spending to compensate for any unexpected sales shortfall, which could harm its quarterly operating results. Because the lead times of firm orders are typically short in the consumer products industry, SONICblue does not have the ability to predict future operating results with any certainty.

     Because of the above factors, you should not rely on period-to-period comparisons of results of operations as an indication of future performance.

THE DEMAND FOR SONICBLUE'S PRODUCTS HAS HISTORICALLY BEEN WEAKER IN CERTAIN QUARTERS, WHICH MAKES IT DIFFICULT TO COMPARE ITS QUARTERLY RESULTS.

     Due to industry seasonality, demand for digital audio and other consumer electronic products is strongest during the fourth quarter of each year and is generally slower in the period from March through August. This seasonality may become more pronounced and material in the future to the extent that:

     - a greater proportion of SONICblue's sales consist of sales into the retail/mass merchant channel;

     - SONICblue's net revenues become increasingly based on entertainment-related products, including products such as its Rio digital music players; or

     - to the extent SONICblue expands its European sales, it may experience relatively weak demand in the third calendar quarter due to historically weak summer sales in Europe.

     In addition, SONICblue generally ships more products in the third month of each quarter than in either of the first two months of the quarter, with levels of shipment in the third month being higher towards the end of the month. This pattern is likely to continue and makes future quarterly operating results less predictable. Because the consumer products market experiences substantial seasonal fluctuations, with more sales occurring toward the end of the year, SONICblue's quarterly results will be difficult to compare.

THE MARKETS IN WHICH SONICBLUE OPERATES ARE INTENSELY AND INCREASINGLY COMPETITIVE, AND IF IT IS UNABLE TO COMPETE SUCCESSFULLY, ITS REVENUES COULD DECLINE.

     The consumer digital media, consumer electronics, Internet appliance and home networking markets in which SONICblue competes are intensely competitive and are likely to become more competitive in the future. Because of this competition, SONICblue faces a constant and increasing risk of losing customers to its competitors. The competitive environment also creates downward pressure on prices and requires higher spending to address the competition, both of which tend to keep gross margins lower. SONICblue believes that the principal competitive factors for its products are:

     - performance and quality;

     - ability to conform and adapt to, or upgrade for, current and evolving industry standards, including audio formats;

     - access to customers and distribution channels;

     - reputation for quality and strength of brand;

     - manufacturing capabilities and cost of manufacturing;

     - price;

     - product support; and

     - ability to bring new products to the market in a timely manner.

     Many of SONICblue's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources. Some of these competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product breadth, lower cost structures and larger customer bases. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, some of SONICblue's principal competitors may have the advantage of producing their own component parts and therefore benefit from capacity, cost and technical advantages. For example, Intel makes flash memory, a key component in digital audio players, and has recently introduced a digital audio player.

     In some markets where SONICblue is a relatively new entrant, such as modems, home networking, sound cards and consumer electronics, including digital audio or Internet music players and Internet appliances, it faces dominant competitors that include Compaq (Internet appliances and digital audio players), 3Com (home networking and modems), Creative Technology under the name Creative Labs (modems and digital audio players), Handspring (personal digital assistants, or PDAs, and digital audio player add-ons to PDAs), Gateway (home networking, home network digital audio players and Internet appliances), Intel (home networking and digital audio players), Motorola (Internet appliances and handheld consumer electronics), Palm
(PDAs), Samsung (digital audio players, digital audio player mobile telephones and Internet appliances), Sony (consumer electronic music, digital audio players and a recently announced Internet appliance) and Thompson Multimedia (digital audio players). Some of SONICblue's products face a variety of competitive sources. For example, digital audio players compete against traditional stereos and CD players, and frontpath information appliances face competition from manufacturers of stand alone Internet appliances, wireless portable Internet appliances, PDAs, and manufacturers of PCs. In addition, the markets in which SONICblue competes are expected to become increasingly competitive as PC products support increasingly more robust multimedia functions and companies that previously supplied products providing distinct functions (for example, companies today primarily in the sound, modem, microprocessor or motherboard markets) emerge as competitors across broader or more integrated product categories.

SONICBLUE OPERATES IN MARKETS THAT ARE HIGHLY CYCLICAL AND VULNERABLE TO SHARP DECLINES IN DEMAND AND AVERAGE SELLING PRICES.

     SONICblue operates in the digital media and consumer electronics markets. These markets have in the past experienced, and may in the future experience, significant downturns. In the event of a downturn, SONICblue would likely experience significantly reduced demand for its products and may be pressured to reduce average selling prices. Although SONICblue is changing its focus to concentrate on its Internet-related and digital media businesses, substantially all of its revenues during 1999 and 2000 were derived from products sold for use in or with personal computers. In the near term, SONICblue expects to continue to derive most of its revenues from the sale of digital audio products, such as the Rio players. Changes in demand in digital media and consumer electronics markets could be large and sudden. Since retailers often build inventories during periods of anticipated growth, they may be left with excess inventories if market growth slows or if they have incorrectly forecasted product transitions. In these cases, the retailers may abruptly stop purchasing additional inventory from suppliers like SONICblue until the excess inventory has been used. This suspension of purchases or any reduction in demand for SONICblue's products would negatively impact its revenues and financial results. SONICblue may experience substantial period-to-period fluctuations in results of operations due to these general industry conditions.

IF SONICBLUE IS UNABLE TO CONTINUE TO DEVELOP AND MARKET NEW AND ENHANCED PRODUCTS, ITS AVERAGE SELLING PRICES AND GROSS MARGINS WILL LIKELY DECLINE.

     SONICblue must continue to develop new products in order to maintain average selling prices and gross margins. As the markets for its products develop and competition increases, SONICblue anticipates that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and, in some cases, gross margins, for each of its products will decline as products mature. A decline in selling prices may cause the net sales in a quarter to be lower than those of a preceding quarter or corresponding quarter in a prior year, even if more units were sold during that quarter than in the preceding or corresponding quarter of a prior year. To minimize the effect of declining average selling prices, SONICblue must successfully identify new product opportunities and develop and bring new higher-end and higher-margin products to market in time to meet market demand. The availability of new products is typically restricted in volume early in a product's life cycle. If customers choose to wait for the new version of a product instead of purchasing the current version, SONICblue's ability to secure the manufacture of sufficient volumes of these new products to meet customer demand will be limited. If this happens, SONICblue's revenues and operating margins could be harmed.

     Historically, the gross profit margins on the products of Diamond were lower than the margins on SONICblue's products. As a result of the Diamond merger, SONICblue's average gross margins have been lower than they were prior to the Diamond merger, thereby decreasing SONICblue's average gross margins. In addition, because the products remaining in SONICblue's refocused business include Diamond products such as the Rio players, SONICblue's average gross margins will likely be lower after the transfer of the graphics chips assets to S3 Graphics, the joint venture between VIA and a wholly owned subsidiary of SONICblue, than prior to the transfer.

IF SONICBLUE FAILS TO IDENTIFY NEW PRODUCT OPPORTUNITIES OR DEVELOP AND MARKET NEW AND ENHANCED PRODUCTS, IT WILL NOT BE ABLE TO COMPETE SUCCESSFULLY.

     The markets for which SONICblue's products are designed are intensely competitive and are characterized by rapidly changing technology, evolving industry standards and short product life cycles. For example, the life cycles of the Rio audio players typically range from 12 to 18 months. If SONICblue fails to introduce new products successfully within a given time frame, SONICblue could lose revenues and market share. Further, continued failure to develop, introduce and market competitive new products that meet customer demands on time could also damage SONICblue's brand name, reputation and relationships with its customers and cause longer-term harm to its financial condition. SONICblue may not successfully enter the various product markets that it identifies. In addition, the sale of new products may not become significant or profitable. To succeed in this environment, SONICblue must anticipate the features and functionality that customers will demand. SONICblue must then incorporate those features and functionality into products that meet the design, performance, quality and pricing requirements of the digital media and consumer electronics markets in which it competes and the timing requirements of retail selling seasons. SONICblue believes this will require expenditures for research and development in the future consistent with its historical research and development expenditures related to its current refocused businesses. SONICblue has in the past experienced delays in completing the development and introduction of new products and may experience similar delays in the future. In the past, SONICblue's business was seriously harmed when it developed products that failed to achieve significant market acceptance and therefore was unable to compete successfully in its markets. This type of failure could occur again in the future.

SONICBLUE MUST MANAGE PRODUCT TRANSITIONS SUCCESSFULLY IN ORDER TO REMAIN COMPETITIVE.

     The introduction of a new product or product line is a complex task, involving significant expenditures in research and development, training, promotion and channel development, and management of existing product inventories to reduce the cost associated with returns and slow moving channel inventory. As new products are introduced, SONICblue attempts to monitor closely the inventory of products to be replaced, and to phase out their manufacture in a controlled manner. There can be no assurance that product transitions will be executed without harming SONICblue's operating results. Failure to develop products with required features and performance levels or any delay in bringing a new product to market could significantly reduce SONICblue's revenues and harm SONICblue's competitive position.

SONICBLUE DEPENDS ON A LIMITED NUMBER OF SUPPLIERS FROM WHOM IT DOES NOT HAVE A GUARANTEE OF ADEQUATE SUPPLIES, INCREASING THE RISK THAT A LOSS OF OR PROBLEMS WITH A SINGLE SUPPLIER COULD RESULT IN IMPAIRED MARGINS, REDUCED PRODUCTION VOLUMES, STRAINED CUSTOMER RELATIONS AND LOSS OF BUSINESS.

     SONICblue obtains several of the components used in its products, including flash memory for its Rio players and LCD screens and Transmeta chips for its frontpath information appliances, from single or limited sources. If component manufacturers do not allocate a sufficient supply of components to meet its needs or if current suppliers do not provide components of adequate quality or compatibility, SONICblue may have to obtain these components from distributors or on the spot market at a higher cost. SONICblue rarely has guaranteed supply arrangements with its suppliers, and suppliers may not be able to meet its current or future component requirements. If SONICblue is forced to use alternative suppliers of components, it may have to alter its product designs to accommodate these components. Alteration of

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

product designs to use alternative components could cause significant delays and reduce its production of the related products. In addition, from time to time SONICblue has experienced difficulty meeting certain product shipment dates to customers for various reasons. These reasons include component delivery delays, component shortages and component quality deficiencies. Delays in the delivery of components, component shortages and supplier product quality deficiencies will likely continue to occur in the future. These delays or problems have in the past and could in the future result in impaired margins, reduced production volumes, strained customer relations and loss of business. For example, flash memory components, which are used in SONICblue's Rio digital audio players, significantly increased in price in September 1999 due in part to supply interruptions arising from the earthquake in Taiwan. In addition, industry-wide demand for flash memory components has increased dramatically, causing increases in price and shortages in supply. These price increases and shortages may have an adverse impact on SONICblue's gross margin in future periods.

     Also, in an effort to avoid actual or perceived component shortages, SONICblue may purchase more of certain components than it may otherwise require. Excess inventory resulting from over-purchases, obsolescence or a decline in the market value of such inventory could result in inventory write-offs, which would have a negative effect on SONICblue's financial results as happened in the first and second quarters of 1998. Although these over-purchases related to the graphics chips business, they could occur with respect to other SONICblue products or those of S3-VIA, Inc., a joint venture that SONICblue and VIA established in November 1999 to design, produce and market integrated graphics and core logic chip sets. Similarly, prior to SONICblue's acquisition of Diamond, Diamond's perception of component shortages caused Diamond to over-purchase certain components and pay surcharges for components that subsequently declined in value in the second, third and fourth quarters of 1998. In addition, SONICblue's inventory sell-offs or sell-offs by its competitors could trigger channel price protection charges, further reducing its gross margins and profitability.

IF A NEW STORAGE MEDIUM BECOMES THE INDUSTRY STANDARD FOR DIGITAL AUDIO AND SONICBLUE IS UNABLE TO ADAPT ITS PRODUCTS, SONICBLUE MAY NOT BE ABLE TO COMPETE.

     SONICblue's digital audio players currently include flash memory as their storage medium. If the digital audio industry adopts a new storage medium as the industry standard instead of flash memory, SONICblue may not be able to adapt its products to be compatible with the storage medium. Further, even if SONICblue is able to adapt its products to a new industry standard storage medium, SONICblue may experience component shortages, particularly if that storage medium is based on technology that is proprietary in nature or produced by a limited number of suppliers.

IF SONICBLUE IS UNABLE TO PREDICT MARKET DEMAND FOR ITS INDIVIDUAL PRODUCTS, AND FOCUS ITS INVENTORIES AND DEVELOPMENT EFFORTS TO MEET MARKET DEMAND, IT COULD LOSE SALES OPPORTUNITIES AND EXPERIENCE DECLINES IN REVENUES.

     SONICblue offers a variety of products within each product line or division. In order to arrange for the manufacture of sufficient quantities of products and avoid excess inventories, SONICblue needs to accurately predict market demand for each product. For example, if SONICblue predicted that consumers would purchase the Rio Volt and plans its manufacturing accordingly, but instead consumer demand is for the Rio 800, SONICblue would have excess inventory of the Rio Volt and lost sales opportunities for the Rio 800, as well as lost market share and brand confidence. SONICblue expects that it will become even more difficult to forecast demand as it introduces and supports multiple products and product lines and as competition in the market for its products intensifies. Significant unanticipated fluctuations in demand could cause problems in SONICblue's operations. SONICblue may not be able to accurately predict market demand in order to properly allocate its manufacturing and distribution resources among its products. As a result, SONICblue may experience declines in its revenues and lose, or fail to gain, market share.

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

DEMAND FOR SONICBLUE'S DIGITAL AUDIO PRODUCTS MAY DECREASE IF THE SAME CAPABILITIES PROVIDED BY ITS PRODUCTS BECOME AVAILABLE IN OR AS ADD-ONS TO OTHER PERSONAL ELECTRONICS PRODUCTS.

     Excluding sales of graphics chips products, a majority of SONICblue's net sales in 2000 were derived from the sale of digital audio players. There is a trend within the personal electronics industry for functionality from individual products to be integrated with other personal electronics products. For example, Samsung, Fuji, Handspring and others have developed or announced plans to develop personal electronic products, such as mobile telephones, digital cameras or PDA plug-ins that integrate digital audio functions. These products could significantly reduce the demand for SONICblue's products. As a result of these trends of technology migration and product integration, SONICblue's success largely depends on its ability to continue to develop products that incorporate new and rapidly evolving technologies into its products.

     SONICblue must continue to expand the scope of its research and development efforts to provide the latest in digital audio technology products, which will require that it hire and retain engineers skilled in these areas and promote additional coordination among its design and engineering groups. Alternatively, SONICblue may find it necessary or desirable to license or acquire technology to enable it to provide these functions. This technology may not be available for license or purchase on terms acceptable to SONICblue, if at all.

SONICBLUE DEPENDS ON THIRD PARTIES FOR THE MANUFACTURE OF ITS PRODUCTS.

     SONICblue relies on independent subcontractors to manufacture, assemble and/or test its products. SONICblue procures its components, assembly and test services and assembled products through purchase orders, and it does not have specific volume purchase agreements with each of its subcontractors. Most of its subcontractors could cease supplying the services, products or components at any time with limited or no penalty. If SONICblue needs to replace a key subcontractor, it could incur significant manufacturing set-up costs and delays. Also, SONICblue may be unable to find suitable replacement subcontractors. SONICblue's emphasis on maintaining low internal and channel inventory levels may exacerbate the effects of any shortage that may result from the use of sole-source subcontractors during periods of tight supply or rapid order growth. Further, some of SONICblue's subcontractors are located outside the United States, which may present heightened process control, quality control, political, infrastructure, transportation, tariff, regulatory, legal, import, export, economic or supply chain management risks.

     SONICblue faces competition for access to manufacturers and manufacturing capacity. Many of the companies competing with SONICblue for this capacity have longer operating histories and greater financial and market resources than SONICblue. SONICblue may not be able to maintain access to adequate capacity of high quality manufacturing if its subcontractors choose to offer their services to other companies who can negotiate better terms due to their market presence, pay higher prices, engage more manufacturing capacity or offer other incentives. As SONICblue develops new products, such as its frontpath information appliances, it will require manufacturing capacity to produce quantities to meet market demand. If SONICblue is unable to obtain and maintain access to high quality manufacturing capacity for its existing and future products, it will not be able to fill distributor or customer orders, and its revenues will decline.

SONICBLUE'S PRODUCTS COULD HAVE DEFECTS OR COMPATIBILITY ISSUES, WHICH COULD BE COSTLY TO CORRECT AND COULD RESULT IN THE REJECTION OF ITS PRODUCTS AND DAMAGE TO ITS REPUTATION, AS WELL AS LOST REVENUES, DIVERTED DEVELOPMENT RESOURCES AND INCREASED SERVICE COSTS AND WARRANTY CLAIMS.

     SONICblue's products could have design defects that could cause them to malfunction. Product components may contain undetected errors or "bugs" when first supplied to SONICblue that, despite testing by SONICblue, are discovered only after SONICblue's products have been installed and used by customers. From time to time, SONICblue has become aware of problems with components, product designs and other defects. Errors or defects in SONICblue's products may arise in the future, and, if significant or perceived to be significant, could result in rejection of SONICblue's products, product returns or recalls, damage to SONICblue's reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims. Errors or defects in SONICblue's products could also result in product liability claims.

     SONICblue includes, or bundles, third party software, including operating systems, with its hardware products. For example, SONICblue includes software with its Rio players that the purchaser may use to download and store MP3 or WMA files on the player. SONICblue also incorporates third party software in its frontpath information appliances. The software products and SONICblue's hardware products are complex and may contain undetected errors or failures when first introduced or as new versions are released. SONICblue has distributed updates to Rio players in the past when required to improve sound quality or to correct minor audio problems. SONICblue generally provides warranties for its retail products allowing the return or repair of defective products. Despite testing by SONICblue, its suppliers or current or potential customers, errors may be found in new products after commencement of commercial shipments. These errors could result in loss of or delay in market acceptance or product acceptance or in warranty returns. Losses, delays or damage to SONICblue's reputation due to product defects would likely harm SONICblue's business, financial condition and results of operations.

     Additionally, new versions or upgrades to operating systems, independent software vendor titles or applications may require upgrades to the software products SONICblue bundles with its hardware products, or the software products that purchasers of SONICblue's products may obtain from other sources such as the Internet, to maintain compatibility with the new versions or upgrades. The sources for the software SONICblue bundles, or the other sources for purchasers of SONICblue's products to obtain software, may not be successful in developing new versions, upgrades or enhancements to their software products. If producers of software experience delays or are unable to maintain compatibility with new audio formats, operating systems and independent software vendor titles or applications, the demand for SONICblue's products and SONICblue's reputation could suffer. Loss of sales and damaged reputation could harm SONICblue's revenues and profitability.

SONICBLUE IS SUBJECT TO RISKS RELATING TO PRODUCT RETURNS AND PRICE PROTECTION, WHICH COULD LIMIT SONICBLUE'S REVENUES.

     SONICblue often grants limited rights to customers and distributors to return unsold inventories of its products in exchange for new products, also known as "stock rotation." SONICblue also often grants price protection on unsold inventory, which allows customers to receive a price adjustment on existing inventory when its published price is reduced. Also, some of SONICblue's retail customers may accept returned products from their own retail customers. These products are then returned to SONICblue for credit. SONICblue has experienced a significant percentage of returns of its Rio players. SONICblue estimates returns and potential price protection on unsold inventory in its distribution channel and accrues reserves for estimated returns, including warranty returns and price protection. Since the fourth quarter of 1998, it reserves the gross margin associated with channel inventory levels that exceed four weeks of demand. SONICblue may be faced with further significant price protection charges as its customers move to reduce channel inventory levels of current products, such as its Rio 500, as new product introductions are made.

     In an environment of slower demand and abundant supply of products, price declines and channel promotional expenses are more likely to occur and, should they occur, are more likely to have a significant impact on SONICblue's operating results. Further, in this environment, high channel inventory levels may result in substantial price protection charges. These price protection charges have the effect of reducing net sales and gross margin. Consequently, in taking steps to bring its channel inventory levels down to a more desirable level, SONICblue may cause a shortfall in net sales during one or more accounting periods. These efforts to reduce channel inventory might also result in price protection charges if prices are decreased to move product out to final consumers, having a further adverse impact on operating results. Any estimates, reserves or accruals may be insufficient and any future price reductions may seriously harm its operating results.

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

SONICBLUE DEPENDS ON SALES THROUGH DISTRIBUTORS. IF RELATIONSHIPS WITH OR SALES THROUGH DISTRIBUTORS DECLINE, ITS OPERATING RESULTS WILL BE HARMED.

     SONICblue sells its products through a network of domestic and international distributors, and directly to major retailers/mass merchants. SONICblue's future success is dependent on the continued viability and financial stability of its customer base. Retail channels historically have been characterized by rapid change, including periods of widespread financial difficulties and consolidation and the emergence of alternative sales channels, such as direct mail order, telephone sales and electronic commerce on the worldwide web. SONICblue may be unable to retain its distributors. Also, its distributors may cancel or reschedule orders, and in the event of canceled orders, these orders may not be replaced by other sales. In addition, sales to any particular distributor may fluctuate significantly from quarter to quarter. The loss of, or a reduction in, sales to any of SONICblue's key distribution customers as a result of changing market conditions, competition or customer credit problems could materially and adversely affect its operating results. Likewise, changes in distribution channel patterns, such as increased electronic commerce via the Internet and increased use of mail-order catalogues, could affect SONICblue in ways not yet known. For example, the rapid emergence of Internet-based e-commerce, in which products are sold directly to consumers at low prices, is putting substantial strain on some of SONICblue's traditional distribution channels.

     Inventory levels of SONICblue's products in the two-tier distribution channels generally are maintained in a range of one to two months of customer demand. These channel inventory levels tend toward the low end of the months-of-supply range when demand is stronger, sales are higher and products are in short supply. Conversely, during periods when demand is slower, sales are lower and products are abundant, channel inventory levels tend toward the high end of the months-of-supply range. Frequently, in these situations, SONICblue attempts to ensure that distributors devote a greater degree of their working capital, sales and logistics resources to SONICblue's products instead of to the products of SONICblue's competitors. Similarly, SONICblue's competitors attempt to ensure that their own products are receiving a disproportionately higher share of the distributors' working capital and logistics resources. SONICblue may experience significant decreases in revenues if its competitors are able to secure more resources than SONICblue is able to secure from distributors during periods of slower demand or if periods of slower demand result in price protection charges.

SONICBLUE'S ABILITY TO MARKET AND DISTRIBUTE ITS PRODUCTS DEPENDS IN PART UPON ITS CURRENT AND FUTURE RELATIONSHIPS WITH ORIGINAL EQUIPMENT MANUFACTURERS, OR OEMS, AND OTHER STRATEGIC PARTNERS TO MARKET AND DISTRIBUTE SONICBLUE'S PRODUCTS UNDER THEIR OWN BRAND NAMES.

     In addition to direct distributors of SONICblue's products, SONICblue also depends upon OEMs and other strategic partners to market and distribute its products. For example, SONICblue has packaged for Dell a digital audio receiver that streams digital audio from a home computer to the receiver, and through a strategic partnership with Nike, SONICblue has developed a digital audio player that is designed for fitness enthusiasts. If SONICblue is unable to obtain and maintain relationships with OEMs and strategic partners, it will not be able to increase sales of its products and achieve market acceptance as efficiently, and its revenues may decline.

SONICBLUE RELIES ON INTELLECTUAL PROPERTY AND OTHER PROPRIETARY INFORMATION THAT MAY NOT BE ADEQUATELY PROTECTED AND THAT MAY BE EXPENSIVE TO PROTECT.

     The markets in which SONICblue competes are characterized by vigorous protection and pursuit of intellectual property rights. SONICblue relies on a combination of patent, trademark, copyright, and trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. If SONICblue is unable to adequately protect its intellectual property, its business may suffer from the piracy of its technology and the associated loss of sales. Also, the protection provided to SONICblue's proprietary technology by the laws of foreign jurisdictions, many of which offer less protection than the United States, may not be sufficient to protect its technology. It is common in the personal electronics and Internet device industries for companies to assert intellectual property infringement claims against other companies. Therefore, SONICblue's products may also become the target of infringement claims. These infringement claims or any future claims could cause SONICblue to spend significant time and money to defend its products, redesign its products or develop or license a substitute technology. SONICblue may be unsuccessful in acquiring or developing substitute technology and any required license may be unavailable on commercially reasonable terms, if at all. In addition, an adverse result in litigation could require SONICblue to pay substantial damages, cease the manufacture, use, sale, offer for sale and importation of infringing products, or discontinue the use of certain processes. Any of these events could materially harm SONICblue's business.

     Litigation by or against SONICblue could result in significant expense and could divert the efforts of its technical and management personnel, regardless of the outcome of such litigation. However, even if claims do not have merit, SONICblue may be required to dedicate significant management time and expense to defending itself if it is directly sued, or assisting its customers in their defense of these or other infringement claims pursuant to indemnity agreements. This could have a negative effect on SONICblue's financial results.

SONICBLUE MAY NOT BE ABLE TO ATTRACT, RETAIN OR INTEGRATE KEY PERSONNEL, WHICH MAY PREVENT IT FROM SUCCEEDING.

     SONICblue may not be able to retain its key personnel or attract other qualified personnel in the future. SONICblue's success will depend upon the continued service of key management personnel. The loss of services of any of the key members of SONICblue's management team or its failure to attract and retain other key personnel could disrupt operations and have a negative effect on employee productivity and morale, decreasing production and harming its financial results. In addition, the competition to attract, retain and motivate qualified technical personnel, such as engineers, as well as qualified sales and operations personnel, is intense. SONICblue has at times experienced, and continues to experience, difficulty recruiting qualified software and hardware development engineers.

SONICBLUE DEPENDS ON A LIMITED NUMBER OF THIRD PARTY DEVELOPERS AND PUBLISHERS THAT DEVELOP SOFTWARE PRODUCTS THAT WILL OPERATE WITH AND FULLY UTILIZE THE CAPABILITIES OF ITS RIO PLAYERS.

     Only a limited number of software developers are producing software that enables the download and use of digital audio players. SONICblue does not create the software that is required to download or convert from CDs music to run on its players but bundles third party software with its players. If SONICblue is not able to license and bundle the software, or if users are not otherwise able to obtain software free of charge or at an acceptable price, then demand for SONICblue's digital audio players will decline. Likewise, difficult to use or defective software could negatively impact SONICblue's product sales and revenues.

SONICBLUE HAS SIGNIFICANT EXPOSURE TO INTERNATIONAL MARKETS.

     Export sales accounted for 56%, 70% and 89% of net sales in 2000, 1999 and 1998, respectively. Approximately 33% of export sales in 2000 were to affiliates of United States customers. In addition, a substantial proportion of SONICblue's products are manufactured, assembled and tested by independent third parties in Asia. As a result, SONICblue is subject to the risks of conducting business internationally, including:

     - unexpected changes in, or impositions of, legislative or regulatory requirements;

     - fluctuations in the U.S. dollar, which could increase the price in local currencies of SONICblue's products in foreign markets or increase the cost of wafers and components purchased by SONICblue;

     - delays resulting from difficulty in obtaining export licenses for certain technology;

     - tariffs and other trade barriers and restrictions;

     - potentially longer payment cycles;

     - greater difficulty in accounts receivable collection;

     - potentially adverse tax treatment; and

     - the burdens of complying with a variety of foreign laws.

     In the past, SONICblue has experienced an adverse impact associated with the economic downturn in Asia that contributed to decreases in net sales. In addition, SONICblue's international operations are subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. The People's Republic of China and Taiwan have in the past experienced and are currently experiencing strained relations, and a worsening of relations or the development of hostilities between them could disrupt operations at the manufacturing facilities of SONICblue's subcontractors and affect its Asian customers.

SONICBLUE HAS A SIGNIFICANT LEVEL OF DEBT, WHICH MAY HARM ITS ABILITY TO OBTAIN ADDITIONAL FINANCING OR ADVERSELY AFFECT ITS LIQUIDITY.

     At March 31, 2001, SONICblue had total debt and other long-term liabilities outstanding of $178 million, including a $70 million line of credit secured by SONICblue's shares of UMC. Foreclosure on the UMC shares would harm SONICblue's financial condition. The degree to which SONICblue is leveraged could harm its ability to obtain additional financing for working capital or other purposes and could make SONICblue more vulnerable to economic downturns and competitive pressures. SONICblue's significant leverage could also adversely affect its liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements. In the event of a cash shortfall, SONICblue could be forced to reduce other expenditures to be able to meet such debt service requirements.

MINORITY INVESTMENTS COULD ADVERSELY AFFECT SONICBLUE'S LIQUIDITY AND EARNINGS.

     SONICblue holds minority interests in companies having operations or technology in areas within its strategic focus. Some of these investments are in research and development, start-up or development stage companies or companies where operations are not yet sufficient to establish them as going concerns. As a result, SONICblue may be called upon under contractual or other terms to provide funding for operations of these companies and may share in their losses. Adverse changes in market conditions or poor operating results of underlying investments could result in SONICblue incurring losses or an inability to recover the carrying value of its investments.

SONICBLUE MAY PURSUE STRATEGIC ACQUISITIONS AND COULD FAIL TO SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES.

     SONICblue has engaged in acquisitions in the past, has recently announced proposed acquisitions of Sensory Science and ReplayTV, and expects to evaluate acquisition opportunities in the future that could provide additional product or services offerings, technologies or additional industry expertise. Any proposed or future acquisition could result in difficulties assimilating acquired operations and products, diversion of capital and management's attention away from other business issues and opportunities and amortization of acquired intangible assets. Integration of acquired companies may result in problems related to integration of technology and management teams. SONICblue could fail to integrate the operations, personnel or products that it may acquire in the future. If SONICblue fails to successfully integrate acquisitions or achieve any anticipated benefits of an acquisition, its operations and business could be harmed.

SONICBLUE IS A PARTY TO LEGAL PROCEEDINGS ALLEGING SECURITIES VIOLATIONS THAT COULD HAVE A NEGATIVE FINANCIAL IMPACT ON SONICBLUE.

     Since November 1997, a number of complaints have been filed in federal and state courts seeking unspecified damages on behalf of an alleged class of persons who purchased shares of SONICblue's common stock at various times between April 18, 1996 and November 3, 1997. The complaints name as defendants SONICblue, certain of its officers and former officers, and certain directors of SONICblue, asserting that they violated federal and state securities laws by misrepresenting and failing to disclose certain information about SONICblue's business. In addition, certain stockholders have filed derivative actions in the state courts of California and Delaware seeking recovery on behalf of SONICblue, alleging, among other things, breach of fiduciary duties by such individual defendants. The plaintiffs in the derivative action in Delaware have not taken any steps to pursue their case. The derivative cases in California State court have been consolidated, and plaintiffs have filed a consolidated amended complaint. The court has entered a stipulated order in those derivative cases suspending court proceedings and coordinating discovery in them with discovery in the class actions in California State courts. On plaintiffs' motion, the federal court has dismissed the federal class actions without prejudice. The class actions in California State court have been consolidated, and plaintiffs have filed a consolidated amended complaint. SONICblue has answered that complaint. Discovery is proceeding. On January 22, 2001, four of the insurance carriers which issued directors and officers insurance to SONICblue filed suit against all parties named as defendants in the securities litigation, claiming that the carriers have no obligation to provide coverage under the California Insurance Code. While management intends to defend the actions against SONICblue vigorously, there can be no assurance that an adverse result or settlement with regard to these lawsuits would not have a material adverse effect on SONICblue's financial condition or results of operations.

     SONICblue has received from the SEC a request for information relating to SONICblue's restatement announcement in November 1997. SONICblue has responded and intends to continue to respond to such requests.

     SONICblue has also been defending several putative class action lawsuits naming Diamond, which were filed in June and July 1996 and June 1997 in the California Superior Court for Santa Clara County and the U.S. District Court for the Northern District of California. Certain former executive officers and directors of Diamond are also named as defendants. The plaintiffs purport to represent a class of all persons who purchased Diamond's common stock between October 18, 1995 and June 20, 1996, or the Class Period. The complaints allege claims under the federal securities laws and California law. The plaintiffs allege that Diamond and the other defendants made various material misrepresentations and omissions during the Class Period. The complaints do not specify the amount of damages sought. On March 24, 2000, the District Court for the Northern District of California dismissed the federal action without prejudice. The parties have tentatively agreed to settle this matter, subject to final documentation and court approval, for a payment of $15.0 million. SONICblue funded $4.5 million of the settlement on November 1, 2000. SONICblue previously accrued this amount in connection with the merger with Diamond. SONICblue believes that Diamond's insurance covers the remaining $10.5 million of the settlement and Diamond's insurers have funded that amount into the settlement, although one of these insurers has served a notice of arbitration disputing its obligation to pay $3.0 million of the $10.5 million.

     C3 Sales, Inc. filed suit against SONICblue on October 6, 1999 in the Harris County (Houston), Texas District Court. The petition sought a judicial declaration that a Sales Representative Agreement entered into between C3 and SONICblue on May 19, 1999 was a valid contract that governed the relationship between the two parties. On November 8, 1999, SONICblue answered acknowledging that the May 19, 1999 agreement was a contract between the two parties. C3 failed to respond to informal requests by SONICblue to dismiss the declaratory relief action on grounds that no justiciable controversy existed between the parties. On December 3, 1999, SONICblue filed a summary judgment motion seeking judgment against C3 on the grounds that no issues of material fact remain to be determined regarding the declaratory judgment sought by C3. C3 responded by filing an amended petition raising new matters. Specifically, C3's new claims allege that the Sales Representative Agreement applies to Diamond products, and that certain commissions due under the agreement have not been paid. SONICblue intends to defend this action vigorously.

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

                                   THE MERGER

GENERAL

     Sensory Science's board of directors is using this proxy statement/prospectus to solicit proxies from the holders of Sensory Science common stock for use at the Sensory Science special meeting. At the special meeting, holders of Sensory Science common stock will be asked to vote upon approval and adoption of the merger agreement and the merger.

BACKGROUND OF THE MERGER

     Sensory Science has had discussions from time to time over the past several years with various parties regarding the potential for entering into a strategic business relationship with Sensory Science. As a part of this process, Sensory Science and SONICblue had discussions on January 6, 2000. Kenneth Potashner, Chief Executive Officer of SONICblue, and Andrew Wolfe, Chief Technology Officer of SONICblue, met with Roger Hackett, Chief Executive Officer of Sensory Science, and Edward Brachocki, Vice President of Business Development of Sensory Science, at a trade show and discussed the companies' respective products and business objectives.

     Executives of Sensory Science and SONICblue had various discussions from January 2000 to June 2000 regarding a potential business relationship between the companies. During that period, on February 3, 2000, Mr. Hackett reported at a regular meeting of the Sensory Science board on the various contacts with SONICblue and on other strategic initiatives that Sensory Science was pursuing at that time. The board determined that, although it was interested in the discussions with SONICblue and with others, the main priority was to pursue a particular joint venture with another technology company.

     Throughout June 2000, Sensory Science also had several discussions with Gerard Klauer Mattison & Co., Inc. On June 22, 2000, Sensory Science formally engaged Gerard Klauer Mattison as its financial advisor in connection with the various strategic initiatives it was pursuing.

     On June 30, 2000, there was a meeting between Mr. Hackett, Mr. Brachocki, Thomas Linnen, Chief Financial Officer of Sensory Science, and Stephen Maine, Vice President of Technology for Sensory Science, and Mr. Potashner and Janet Leising, then Vice President of Business Development of SONICblue. SONICblue indicated its interest in pursuing a consumer electronics products strategy and indicated an interest in a business combination with Sensory Science.

     Between July and November of 2000, Gerard Klauer Mattison contacted approximately 65 entities it considered to be possible strategic partners of Sensory Science and engaged in further preliminary discussions with over 40 companies that had expressed an interest in a business combination with Sensory Science, including SONICblue. Of these companies, 13, including SONICblue, engaged in further discussions with Sensory Science. During this time period, Gerard Klauer Mattison provided Sensory Science's senior management with periodic updates as to the results of these discussions.

     Between July and September 2000, there were several due diligence meetings at Sensory Science with interested parties. During this time Sensory Science met with seven companies.

     On August 31, 2000 Sensory Science and SONICblue met at SONICblue's headquarters. In attendance at that meeting were Mr. Hackett, Mr. Brachocki, Mr. Linnen, special outside counsel for Sensory Science, representatives of Gerard Klauer Mattison and Mr. Potashner, William McFarland, Interim Chief Financial Officer of SONICblue, counsel to SONICblue and a representative of Lehman Brothers, investment bankers for SONICblue. At the meeting, SONICblue indicated that based on Sensory Science's most recent Quarterly Report on Form 10-Q, it would reevaluate its interest in pursuing a business combination with Sensory Science.

     Throughout September, Gerard Klauer Mattison continued to contact parties and engage in numerous discussions with various technology, media and other consumer electronic products companies regarding the potential for a business combination or other strategic initiative with Sensory Science. At the same time, Mr. Brachocki and Mr. Maine continued to work with Ms. Leising of SONICblue regarding the interplay of the technologies of SONICblue's frontpath information appliance and Sensory Science's media appliance.

     On October 25, 2000, Mr. Potashner and Mr. Hackett discussed SONICblue's potential acquisition of, or investment in, Sensory Science's media appliance business. No terms were agreed upon during the discussions.

     In December 2000 and early January 2001, representatives of Sensory Science and SONICblue discussed the possibility of a business combination between the companies, and representatives of SONICblue presented initial terms upon which SONICblue would be willing to consider a stock-for-stock merger between Sensory Science and SONICblue.

     During the first two weeks of January 2001, SONICblue representatives met with representatives of Sensory Science to commence a due diligence review.

     On January 19, 2001, Mr. Potashner contacted Mr. Hackett and indicated that SONICblue would continue to pursue the acquisition of Sensory Science but that its board would not approve the acquisition based on pricing terms initially proposed in December and that SONICblue would work on an alternative pricing proposal.

     On January 22, 2001, Mr. Potashner indicated that SONICblue would be willing to pursue the acquisition of Sensory Science upon the exchange ratio terms set forth in the merger agreement.

     On January 26, 2001, Mr. Hackett, Mr. Linnen, counsel for Sensory Science and representatives of Gerard Klauer Mattison met at SONICblue's headquarters with Mr. Potashner, Mr. Wolfe and counsel for SONICblue to negotiate the terms upon which the parties would be willing to proceed with the negotiations of a definitive merger agreement for a business combination. After discussions regarding the terms, a letter of intent was negotiated and signed.

     On January 29, 2001, the Sensory Science board met at a special meeting to discuss the transaction with SONICblue and to discuss alternatives to that transaction. At that board meeting, Gerard Klauer Mattison presented its preliminary findings regarding the fairness, from a financial point of view, of the transaction and posed questions to and answered questions from Sensory Science's board.

     On January 30, 2001, the board of directors of SONICblue approved the merger, the merger agreement and the credit agreement.

     On January 31, 2001, representatives of Sensory Science and SONICblue and their respective counsel had numerous discussions to negotiate the terms of a definitive merger agreement.

     On January 31, 2001, the Sensory Science board again held a special meeting to review the advisability of entering into the transaction with SONICblue. At that meeting Gerard Klauer Mattison presented its opinion as to the fairness, from a financial point of view, to the stockholders of Sensory Science, reviewed the assumptions on which it based its opinion, and posed and responded to the board's questions regarding the transaction. After lengthy discussions regarding various issues relating to the transaction, the board unanimously approved the transaction and authorized Mr. Hackett to execute a merger agreement and related transaction documents.

     The transaction documents were executed and their execution was announced in a joint press release on February 1, 2001.

SENSORY SCIENCE'S REASONS FOR THE MERGER

     At a meeting held on January 31, 2001, the Sensory Science board unanimously approved the merger agreement, unanimously found the merger to be fair to, advisable and in the best interests of its stockholders and unanimously resolved to recommend that its stockholders adopt and approve the merger agreement and the merger.

     In reaching its decision, the Sensory Science board consulted with its senior management, and financial and legal advisors, and considered a number of factors. In view of the complexity and wide variety of information and factors considered by the board, the board did not find it practical to quantify, rank or otherwise assign any relative or specific weights to the factors it considered. In addition, the board did not reach any specific conclusion with respect to each of the factors it considered, or any aspect of any particular factors. Instead, the board conducted an overall analysis of the factors it considered. In considering those factors, individual members of the board may have given weight to different factors. The board considered all of those factors as a whole and believed that those factors supported its decision.

     The Sensory Science board identified certain material benefits that it expects will result from the merger as well as certain risks in connection with the merger in addition to other merger considerations. Sensory Science's board believes that the combination of the two companies will provide Sensory Science with the necessary resources to continue its digital products strategy while strengthening SONICblue's growing digital products portfolio and providing both companies with new marketing and distribution opportunities. The Sensory Science board determined that Sensory Science and SONICblue share a common vision of convergence in the digital marketplace, and believes that this combination will better enable Sensory Science to continue its mission of providing award-winning digital products.

     Recently, Sensory Science product sales have been declining, leading to a deteriorating financial condition and negatively impacting the value of its common stock. The Sensory Science board considered the merger in the context of its anticipated operating expenses, the potential default situation under its third-party secured lines of credit, and its other cash needs and liquidity constraints, including its ability to secure alternative sources of financing and Sensory Science's ability to purchase products for sale. The severity of its current liquidity constraints only became evident in the month leading up to the signing of the merger agreement due to a decline in sales and subsequent problems with obtaining product for sale and declining margins on available product sold to customers. Sensory Science's board believes that the merger represents the only currently available transaction which will provide Sensory Science the cash necessary to enable it to fund its ongoing operations, to avoid foreclosure on its assets by existing creditors and to provide a reasonable opportunity to enable it to achieve its strategic objectives.

     The Sensory Science board considered that should Sensory Science not consummate the merger, Sensory Science might have been unable to secure alternative financing in sufficient time to provide working capital to continue operations and avoid actions that would severely impair its future prospects. Sensory Science may also become increasingly unable to meet current obligations with certain vendors to pay for products.

     The Sensory Science board believes that the financial resources and management depth of the combined company could allow it to yield more continuing value for its stockholders. In particular, the board believes that the combined company will create a stronger, more competitive industry participant in the industries in which Sensory Science competes, with enhanced prospects for continued viability, by:

     - expanding the combined company's product line to provide a strengthened technology portfolio of products, including converging Internet, digital audio and video, and other digital media and consumer device products;

     - allowing the combined company to leverage the complementary products, channels, partners, technology, logistics, critical skills, and manufacturing approaches of each company;

     - integrating technological and engineering resources and production experience to both accelerate product development and allow the combined company to respond more quickly and effectively to technological change, increased competition and customer demands;

     - providing Sensory Science with a materially stronger balance sheet and cash position than it has standing alone;

     - expanding the combined company's sales and distribution channels; and

     - creating significant opportunities for cost reduction through the integration of operations with SONICblue and the elimination of redundant overhead expenses and duplicative administrative functions.

     The Sensory Science board also considered the following factors supporting the merger:

     - that the merger would create more value to the holders of Sensory Science common stock by providing the holders of Sensory Science common stock the opportunity to hold an investment in a larger enterprise with greater market capitalization and liquidity;

     - the expectation that the merger would allow Sensory Science the opportunity to participate in a higher growth segment space by allowing management to focus on emerging markets and technologies;

     - the ability to complete the merger as a reorganization for United States federal income tax purposes in which Sensory Science stockholders generally would not recognize any gain or loss, except for any gain or loss recognized in connection with cash received for fractional shares of SONICblue common stock; and

     - the board of directors' belief, and considering advice from counsel, that the parties should be able to consummate the merger, including satisfying the conditions to the merger requiring receipt of necessary regulatory approvals in accordance with the terms of the merger agreement.

     The Sensory Science board considered the following potentially negative factors in its deliberations concerning the merger:

     - the risk that the merger might not be consummated and the effect of the public announcement of the merger on Sensory Science's sales, operating results and stock price and ability to attract and retain key management, sales and marketing and other employees;

     - the risk associated with fluctuations in Sensory Science and SONICblue stock prices prior to the closing of the merger such that the per share value of the consideration received by holders of Sensory Science common stock might be significantly less than the price per share implied by the exchange ratio immediately prior to the announcement of the merger;

     - the challenges of integrating the operations of Sensory Science and SONICblue;

     - the risk that the combined company may not be able to realize, fully or at all, the anticipated benefits of the merger;

     - the possibility that Sensory Science's stockholders may not approve the merger, or even if the merger is approved by Sensory Science's stockholders, it may not be completed;

     - the possibility that potential disruption to existing and prospective relationships could result from the announcement of the merger;

     - the risk that class action lawsuits against SONICblue could divert management's attention and resources;

     - the risk of an adverse impact on the financial results of SONICblue after the merger due to results of purchase accounting;

     - the risk of market confusion and potential delay or loss of orders;

     - the substantial charges to be incurred in connection with the merger, including transaction expenses, the costs of integrating the two businesses, and employee retention and severance costs;

     - the risk that the transaction would not be viewed by the IRS as meeting all requirements to qualify as a reorganization pursuant to which Sensory Science stockholders' receipt of SONICblue common stock would generally not be taxable;

     - the loss of control over Sensory Science's future operations following the merger; and

     - other applicable risks described in this proxy statement/prospectus under "Risk Factors" on page 13.

     In the course of its deliberations, the Sensory Science board also considered the following additional factors, among others:

     - the opinion of Sensory Science's financial advisor, Gerard Klauer Mattison, that as of January 31, 2001, and based on and subject to the assumptions, considerations and limitations stated in the Gerard Klauer Mattison opinion, which is described in the section entitled "Opinion of Financial Advisor to Sensory Science" beginning on page 36, the exchange ratio to be offered to the holders of Sensory Science common stock in the merger was fair, from a financial point of view, to the Sensory Science stockholders;

     - the analysis presented by Sensory Science's financial advisors;

     - historical information concerning the business, operations, financial condition, results of operations, technology, management, competitive position, and prospects of Sensory Science as a stand-alone business, including results of operations during Sensory Science's most recent fiscal periods;

     - the current and historical economic and market condition and industry environment in the digital consumer products business, including market prices, volatility and trading data for Sensory Science's common stock;

     - the likely impact of the merger on Sensory Science's employees;

     - the terms of the merger agreement;

     - the expected accounting treatment of the merger;

     - the terms of the merger agreement regarding third party proposals, including Sensory Science's ability to terminate the merger agreement in order to accept a superior proposal and the potential payment to SONICblue of a termination fee;

     - the interests that certain of Sensory Science's executive officers and directors may have with respect to the merger in addition to their interests as holders of Sensory Science's common stock generally, as discussed in the section entitled "Interests of Certain Persons in the Merger" on page 45;

     - the impact of the merger on customers;

     - the results of Sensory Science's due diligence process; and

     - the fact that Sensory Science's stockholders will have an opportunity to vote on the proposed merger.

     The board concluded that the potential benefits of the merger to Sensory Science's stockholders outweighed the potential risks and unanimously approved the merger and the merger agreement.

     THE SENSORY SCIENCE BOARD OF DIRECTORS HAS APPROVED THE MERGER AND THE MERGER AGREEMENT AND BELIEVES THAT THE MERGER AND THE MERGER AGREEMENT ARE ADVISABLE, FAIR TO, AND IN THE BEST INTEREST OF SENSORY SCIENCE AND ITS STOCKHOLDERS. ACCORDINGLY, THE SENSORY SCIENCE BOARD RECOMMENDS THAT SENSORY SCIENCE STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AND THE MERGER AGREEMENT. ON MAY 8, 2001, MR. WILLIAM WALKER, A SENSORY SCIENCE DIRECTOR, NOTIFIED SENSORY SCIENCE THAT HE WAS NO LONGER WILLING TO MAKE A RECOMMENDATION ON THE MERGER, BUT WILL DEFER TO THE DECISION OF THE SENSORY SCIENCE STOCKHOLDERS.

SONICBLUE'S REASONS FOR THE MERGER

     SONICblue believes that the merger of Sensory Science with SONICblue will facilitate the development of a new SONICblue business unit to focus on video-based media servers and client products. SONICblue also expects its proposed acquisition of ReplayTV, Inc., a privately owned company located in Mountain View, California, to contribute to the development of this business unit. SONICblue believes that the merger has the potential to produce benefits to the combined company that would not be obtainable to either company on an independent basis. In particular, SONICblue expects to utilize Sensory Science's established consumer market sales channels to sell existing Sensory Science products, existing SONICblue products and new products as they are developed. The potential benefits of the merger also include the future integration of SONICblue's existing products with Sensory Science's present and in-development technology to develop products for the new business unit. In addition, SONICblue anticipates that the addition of Sensory Science's engineers will strengthen SONICblue's engineering force. SONICblue believes that the merger will result in a company better positioned to become a leader in the wireless home network, including video based, wireless products.

OPINION OF FINANCIAL ADVISOR TO SENSORY SCIENCE

     Sensory Science retained Gerard Klauer Mattison & Co., Inc. as its financial advisor to assist it and its board of directors in the consideration of valuation, financial and other matters relating to the merger.

     At a meeting of Sensory Science's board on January 29, 2001, Gerard Klauer Mattison & Co., Inc., in its role as financial advisor, presented its preliminary findings regarding the fairness, from a financial point of view, of the exchange ratio to be received by holders of shares of Sensory Science common stock in the merger as set forth in a term sheet dated January 26, 2001. At the meeting, Gerard Klauer Mattison reviewed the assumptions on which it based its preliminary findings, discussed Sensory Science's deteriorating financial condition and limited prospects and both posed and answered questions from Sensory Science's board.

     At the meeting of Sensory Science's board on January 31, 2001, Gerard Klauer Mattison, in its role as financial advisor to Sensory Science, rendered its written opinion that, as of January 31, 2001, and based upon and subject to the various assumptions made, procedures followed, matters considered and limits of review as set forth in its opinion, the exchange ratio to be received by holders of shares of Sensory Science common stock in the merger was fair from a financial point of view to such holders.

     THE FULL TEXT OF THE WRITTEN OPINION OF GERARD KLAUER MATTISON DATED JANUARY 31, 2001 IS ATTACHED AS ANNEX D TO THIS DOCUMENT. THE OPINION SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY GERARD KLAUER MATTISON IN RENDERING ITS OPINION. WE URGE YOU TO READ THE ENTIRE OPINION CAREFULLY. GERARD KLAUER MATTISON'S OPINION IS DIRECTED TO THE SENSORY SCIENCE BOARD AND ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO HOLDERS OF SHARES OF SENSORY SCIENCE'S COMMON STOCK AS OF THE DATE OF THE OPINION. GERARD KLAUER MATTISON'S OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SENSORY SCIENCE COMMON STOCK AS TO WHETHER THAT HOLDER SHOULD VOTE IN FAVOR OF THE MERGER. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF GERARD KLAUER MATTISON'S OPINION.

     In connection with rendering its opinion, Gerard Klauer Mattison reviewed and analyzed, among other things, the following:

     - a letter of understanding, dated January 26, 2001, which outlined the terms of the merger;

     - a draft, dated January 31, 2001, of the merger agreement;

     - certain publicly available financial statements and other information of Sensory Science and SONICblue;

     - certain internal business, operating and financial information, including financial forecasts and other information which described Sensory Science's growing working capital deficit position, declining average selling prices on certain key products and other factors which affected liquidity, furnished to Gerard Klauer Mattison by Sensory Science;

     - the historical financial results and financial condition of Sensory Science and SONICblue, comparing Sensory Science's financial results with those of other companies and businesses that Gerard Klauer Mattison deemed relevant;

     - the reported prices and trading activity of SONICblue common stock and Sensory Science common stock, comparing their performance with those of other publicly traded companies that Gerard Klauer Mattison deemed relevant; and

     - the financial terms of the merger and compared them with the financial terms, to the extent publicly available, of certain other recent transactions that Gerard Klauer Mattison deemed relevant.

     In addition, in arriving at its opinion, Gerard Klauer Mattison held discussions with Sensory Science's senior management and Sensory Science representatives and the senior management of SONICblue regarding the business, operations, financial condition and prospects of Sensory Science and SONICblue both before and after giving effect to the merger, as well as other matters Gerard Klauer Mattison considered relevant to its inquiry.

     Gerard Klauer Mattison also reviewed with Sensory Science's senior management and Sensory Science representatives Sensory Science's anticipated operating expenses, the potential for default under Sensory Science's third-party secured line of credit, other cash needs and liquidity constraints, including the ability of Sensory Science to secure alternative sources of financing. The severity of Sensory Science's current liquidity constraints had only become recently evident.

     Gerard Klauer Mattison also performed such other financial studies, analyses, and investigations and reviewed such other information as it considered appropriate for purposes of its opinion. In formulating its opinion, Gerard Klauer Mattison relied on:

     - the fact that Sensory Science's decision to enter into the merger agreement was preceded by (1) a seven month engagement to discuss financing opportunities and (2) a concurrent seven month process during which merger and financing proposals were solicited by or on behalf of Sensory Science from potential parties which included parties that Sensory Science believed were logical merger partners or minority investors, and

     - Sensory Science's assessment that the merger represented the only currently available transaction to Sensory Science that would provide the cash necessary to enable Sensory Science to fund its ongoing operations to avoid foreclosure on its assets by existing creditors and to provide a reasonable opportunity to enable Sensory Science to achieve its strategic objectives.

     Gerard Klauer Mattison understood that Sensory Science would be unable to secure alternative financing in sufficient time to provide working capital to continue operations and avoid actions that would severely impair its future prospects; and Sensory Science was under close weekly scrutiny with its creditors and was unable to meet current obligations with certain vendors to pay for products. Based on Gerard Klauer Mattison's discussions, investigations and analysis, it appeared to Gerard Klauer Mattison that Sensory Science would not be able to pay its obligations as they became due or continue its operations in the absence of consummation of the merger. In coming to this conclusion, it was Gerard Klauer Mattison's assumption that even with drastic measures there would be no assurance that such measures would provide anything more than a temporary solution to Sensory Science's working capital deficit leading Sensory Science ultimately to seek protection from creditors under the bankruptcy laws. Gerard Klauer Mattison believed that the market price of Sensory Science common stock, as of January 31, 2001, did not yet reflect Sensory Science's grave financial condition and prospects.

     Gerard Klauer Mattison also conducted other such analyses and performed such other investigations and considered such other matters as it deemed necessary to arrive at its opinion, including its assessment of general economic, market and monetary conditions.

     In its review and analysis and in formulating its opinion, Gerard Klauer Mattison relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information publicly available or furnished or otherwise communicated to it. With respect to the financial forecasts, projections and other information provided to or otherwise reviewed by it, Gerard Klauer Mattison assumed that such forecasts, projections and other information were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments at the time of Sensory Science's or SONICblue's management, as the case may be, as to the expected future competitive, operating and financial performance of Sensory Science and SONICblue, respectively. Gerard Klauer Mattison assumed no responsibility for and expresses no view as to such forecasts and projections or the assumptions on which they were based.

     Gerard Klauer Mattison further assumed that the final form of the merger agreement would not vary in any regard that was material to its analysis and that the transactions contemplated thereby would be consummated in accordance with its terms. Gerard Klauer Mattison also assumed that the representations and warranties of each party to the merger agreement and all related documents were true and correct, that each party to such documents would perform all covenants and agreements required to be performed by such party under the documents and that all conditions to the consummation of the merger would be satisfied without waiver thereof. Gerard Klauer Mattison also assumed that all governmental, regulatory or other consents or approvals, if any, will be obtained and that in the course of obtaining any such consents or approvals, no restrictions will be imposed or amendments or modifications made that would have a material adverse effect on the merger.

     Gerard Klauer Mattison has not made or been provided with an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Sensory Science and Gerard Klauer Mattison has not made a physical inspection of the properties or assets of Sensory Science.

     In arriving at its opinion, Gerard Klauer Mattison did not ascribe a specific range of values to Sensory Science or SONICblue, but rather made its determination as to fairness, from a financial point of view, of the exchange ratio to be offered to Sensory Science's stockholders in the merger on the basis of the financial and comparative analyses as summarized below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant method of financial and comparative analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. Gerard Klauer Mattison believes that its analyses must be considered as a whole and that considering any portions of such analyses and factors without considering all analyses and factors could create a misleading or incomplete view of the process underlying its opinion.

     The following is a brief summary of the material financial analyses performed by Gerard Klauer Mattison in connection with its preliminary findings and the preparation of its opinion letter dated as of January 31, 2001. Some of these summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses used by Gerard Klauer Mattison, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth below in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Gerard Klauer Mattison's financial analyses.

     Comparable Publicly Traded Companies Analysis. Gerard Klauer Mattison compared selected financial information for Sensory Science with publicly available information of selected comparable companies. Specifically, the comparable companies considered by Gerard Klauer Mattison included: Boston Acoustics Inc., Cobra Electronics Corporation, Emerson Radio Corporation, Harman International Industries, Koss Corporation, and Ultrak, Inc.

     For each of the relevant comparable companies, Gerard Klauer Mattison calculated and analyzed enterprise value multiples of certain historical financial criteria, such as revenue, and common equity market value multiples of certain historical financial criteria, such as book value, as of January 31, 2001.

     The following table presents the implied exchange ratio based on calculation of multiples to the last twelve months' revenue and book value for the selected comparable companies:

                                             LOW                  HIGH                 MEAN                MEDIAN
                                      ------------------   ------------------   ------------------   ------------------
                                                 IMPLIED              IMPLIED              IMPLIED              IMPLIED
                                      MULTIPLE    RATIO    MULTIPLE    RATIO    MULTIPLE    RATIO    MULTIPLE    RATIO
                                      --------   -------   --------   -------   --------   -------   --------   -------
Enterprise Value/LTM
  Revenue(1)(2).....................   0.16x         NM     1.53x     0.7712     0.64x     0.2402     0.45x     0.1285
Equity Value/Book Value.............    0.5x     0.0166      4.8x     0.1702      2.1x     0.0748      2.0x     0.0693

-------------------------
(1) Enterprise value equals total market capitalization plus long term debt less cash and equivalents.

(2) LTM refers to last twelve months.

     Based on the observed last twelve months revenue and book value multiples of these selected companies, Gerard Klauer Mattison estimated an implied exchange ratio range of Sensory Science's common stock for SONICblue common stock of 0.0166 to 0.7712. Gerard Klauer Mattison noted that an exchange ratio of 0.0710 pursuant to the merger agreement is within the above range and was between the mean and median implied exchange ratios determined by Equity Value/Book Value multiple and lower than the median and mean implied exchange ratios determined by the Enterprise Value/Last Twelve Months Revenue multiple. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using peer group data.

     No company included in the peer group is identical to Sensory Science. In selecting and evaluating the comparable companies, Gerard Klauer Mattison made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Because of the inherent differences between the business, operations, financial condition and prospects of Sensory Science and the business, operations, financial condition and prospects of the companies included as the relevant comparable companies, Gerard Klauer Mattison believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, Gerard Klauer Mattison also looked at trends in certain historical financial metrics and ratios, such as sales, working capital, book value, operating income, debt/equity, and compared differences in quarterly and annual trends of these metrics between Sensory Science and the companies included in the comparable company analysis. This analysis did not lead to specific conclusions regarding the implied exchange ratio, but rather were part of Gerard Klauer Mattison's evaluation of the relevancy of the analysis of the comparable companies with regard to the particular circumstances of the merger.

     Comparable Transactions Analysis. The comparable transactions analysis provides a benchmark based on the consideration paid in selected comparable transactions. For this analysis, Gerard Klauer Mattison compared statistics based on publicly available information for selected transactions in the consumer electronics and other related sectors to the relevant financial statistics for Sensory Science. The following table presents the selected transactions utilized in Gerard Klauer Mattison's analysis:

                    ACQUIROR                                    TARGET
                    --------                                    ------
Global Technovations, Inc. .....................  Onkyo America
SONICblue Incorporated..........................  Diamond Multimedia Systems Inc.
Compaq Computer Corp. ..........................  Digital Equipment Corp.
Greenwich Street Capital Partners Inc. .........  Mark IV Industries Inc.
                                                  (Professional
                                                  Audio Business)
Recoton Corp. ..................................  International Jensen Inc.

     For this analysis, Gerard Klauer Mattison reviewed publicly available information to determine the purchase prices and multiples in the comparable transactions. The following table summarizes the range of implied exchange ratios based on calculation of multiples to the last twelve months revenue and book value for the selected comparable transactions:

                                             LOW                  HIGH                 MEAN                MEDIAN
                                      ------------------   ------------------   ------------------   ------------------
                                                 IMPLIED              IMPLIED              IMPLIED              IMPLIED
                                      MULTIPLE    RATIO    MULTIPLE    RATIO    MULTIPLE    RATIO    MULTIPLE    RATIO
                                      --------   -------   --------   -------   --------   -------   --------   -------
Enterprise Value/LTM
  Revenue(1)(2).....................   0.33x     0.0616     0.77x     0.3228     0.56x     0.1955     0.61x     0.2247
Equity Value/Book Value.............    1.0x     0.0366      4.3x     0.1538      2.3x     0.0822      1.9x     0.0692

-------------------------
(1) Enterprise value equals total market capitalization plus long term debt less cash and equivalents.

(2) LTM refers to last twelve months.

     Based on the observed last twelve months revenue and book value multiples of these selected transactions, Gerard Klauer Mattison estimated an implied exchange ratio range of Sensory Science's common stock for SONICblue common stock of 0.0616 to 0.2247. Gerard Klauer Mattison noted that exchange ratio of
0.0710 pursuant to the merger agreement is within the above range and was between the mean and median implied exchange ratios determined by Equity Value/Book Value multiple. The ratio was also lower than the median and mean implied exchange ratios determined by the Enterprise Value/ Last Twelve Months Revenue multiple.

     No transaction included in the comparable transactions analysis is identical to the merger of Sensory Science with SONICblue. Gerard Klauer Mattison made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Sensory Science, such as the impact of competition on the business of Sensory Science, industry growth and the absence of any material adverse changes in the financial condition and prospects of Sensory Science, the industry or the financial markets in general.

     Discounted Equity Value Analysis. The discounted equity value analysis provides a net present value of the projected equity value of Sensory Science at the end of 2001. Gerard Klauer Mattison calculated the present value of the projected future equity value of Sensory Science using internal financial planning data prepared by the management of Sensory Science. Gerard Klauer Mattison estimated a range of theoretical values for Sensory Science based on the net present value of Sensory Science's equity value at December 31, 2001 based upon applying a range of multiples to projected earnings before interest and taxes of $1.5 million. Gerard Klauer Mattison applied a range of discount rates of 15.0% to 25.0% and a range of multiples of 10.0x to 20.0x of forecasted 2001 earnings before interest and taxes. Both the equity discount rates and multiples were based on consumer electronic industry cost of capital and trading ranges, respectively. This analysis yielded the following results:

                                                   LOW                 HIGH              MEAN             MEDIAN
                                          ---------------------   ---------------   ---------------   ---------------
                                          SHARE      IMPLIED      SHARE   IMPLIED   SHARE   IMPLIED   SHARE   IMPLIED
                                          PRICE       RATIO       PRICE    RATIO    PRICE    RATIO    PRICE    RATIO
                                          -----   -------------   -----   -------   -----   -------   -----   -------
Per Share Equity Value of Sensory
  Science...............................  $0.00        NM         $0.85   0.1079    $0.40   0.0512    $0.40   0.0501

     Gerard Klauer Mattison observed that the offered exchange ratio of 0.0710 of a share of SONICblue common stock per share of Sensory Science's common stock was within the range of implied exchange ratios from the equity values resulting from its discounted equity value analysis. The offered exchange ratio was higher than the median and mean implied exchange ratios determined by the discounted equity value analysis.

     Historical Stock Trading Analysis. Gerard Klauer Mattison reviewed the recent stock price performance of Sensory Science common stock and compared it with the performance of the Nasdaq National Market as well as a stock price index comprised of seven publicly traded companies deemed by Gerard Klauer Mattison to be reasonably comparable to Sensory Science. Specifically, the comparable company index consisted of: Boston Acoustics Inc., Cobra Electronics Corporation, Emerson Radio Corporation, Harman International Industries, Koss Corporation and Ultrak, Inc.

     Gerard Klauer Mattison noted that Sensory Science's common stock price had under-performed both of the specified indices on a relative basis over the last twelve months. Sensory Science declined 79% while the comparable company index remained flat and Nasdaq increased 14%.

     Gerard Klauer Mattison also compared the exchange ratio of 0.0710, pursuant to the merger agreement, to selected average historical ratios of the closing market prices of Sensory Science common stock to SONICblue common stock over various periods ending January 31, 2001. Gerard Klauer Mattison observed the following:

                                                       HISTORICAL EXCHANGE RATIOS
                                                  ------------------------------------
                                                   LOW       HIGH      MEAN     MEDIAN
                                                  ------    ------    ------    ------
12 Months.......................................  0.0803    0.2727    0.1757    0.1785
90 Days.........................................  0.0803    0.1958    0.1205    0.1162
30 Days.........................................  0.0803    0.1958    0.1302    0.1334

     Pro Forma Merger Analysis. Gerard Klauer Mattison reviewed and analyzed certain pro forma financial effects of the merger on holders of SONICblue common stock based on the following:

     - the exchange ratio;

     - Sensory Science 2001 projections and the SONICblue 2001 projections, excluding potential synergies;

     - purchase accounting treatment; and

     - an assumption for analytical purposes that the merger will be completed on December 31, 2000.

     Gerard Klauer Mattison analyzed the potential pro forma effects of the merger on SONICblue's projected earnings per share as derived through generally accepted accounting principles, called GAAP EPS, and projected cash earnings per share, called Cash EPS, which is calculated by adding amortization of goodwill per share to GAAP EPS. Gerard Klauer Mattison performed this analysis because Wall Street analysts and investors use projected GAAP EPS and Cash EPS as valuation benchmarks, along with other valuation benchmarks, and due to the uncertainty surrounding the ultimate amount of goodwill caused by the transaction, thus causing uncertainty in determining a precise GAAP EPS estimate. This analysis indicated that the merger would have no material impact to SONICblue's GAAP EPS or Cash EPS in 2001. The actual results achieved by the combined company may vary from projected results. The variations could be material.

     The preparation of a fairness opinion is a complex process and, because of this, a fairness opinion is not easily summarized. Gerard Klauer Mattison believes that selecting any portion of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying its opinion. In addition, Gerard Klauer Mattison may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of exchange ratios resulting from any particular analysis described above should not be taken to be Gerard Klauer Mattison's view of the actual value of Sensory Science. In performing its analyses, Gerard Klauer Mattison made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these matters are beyond the control of Sensory Science and any estimates contained in Gerard Klauer Mattison's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

     Gerard Klauer Mattison conducted the analyses described above solely as part of its analysis of the fairness of the exchange ratio to be received by holders of shares of Sensory Science common stock pursuant to the merger from a financial point of view and in connection with the delivery of its opinion to

Sensory Science's board. These analyses do not purport to be appraisals or to reflect the prices at which Sensory Science might actually be sold.

     The type and amount of consideration payable in the merger were determined through arm's-length negotiations between Sensory Science and SONICblue and were approved by Sensory Science's board of directors. Gerard Klauer Mattison provided advice to Sensory Science during these negotiations. Gerard Klauer Mattison did not, however, recommend any specific exchange ratio to Sensory Science or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

     Sensory Science's board retained Gerard Klauer Mattison based upon Gerard Klauer Mattison's qualifications, experience and expertise in investment banking. As part of Gerard Klauer Mattison's investment banking business, it is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, divestitures, restructurings, recapitalizations, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Gerard Klauer Mattison may in the future perform certain financial advisory services for Sensory Science or SONICblue or their affiliates for which Gerard Klauer Mattison may receive a fee.

     In connection with Gerard Klauer Mattison's engagement, Sensory Science requested that Gerard Klauer Mattison evaluate the fairness, from a financial point of view, to the holders of Sensory Science common stock of the exchange ratio provided for in the merger. Under the terms of an engagement letter dated January 2001, between Sensory Science and Gerard Klauer Mattison, Sensory Science agreed to pay Gerard Klauer Mattison a fee of $175,000 for rendering its fairness opinion, which fee was earned and payable in cash upon date of delivery of the opinion, but has not yet been delivered. This fee will not be credited against the financial advisory fees described below. Under the terms of another Gerard Klauer Mattison engagement letter, dated June 22, 2000, Sensory Science agreed to pay Gerard Klauer Mattison a financial advisory fee in the event of a sale transaction in an amount not to be less than $500,000. In addition to the above described compensation, Sensory Science agreed to reimburse Gerard Klauer Mattison for all of its reasonable out-of-pocket expenses incurred in connection with its engagements including, but not limited to, fees, disbursements and other charges of its legal counsel; expenses related to due diligence efforts including research reports and outside consultants; and travel-related expenses. In addition, Sensory Science has also agreed to indemnify Gerard Klauer Mattison and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Gerard Klauer Mattison or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Gerard Klauer Mattison's engagement.

     In the ordinary course of business, Gerard Klauer Mattison may actively trade the securities of Sensory Science, SONICblue or any other parties involved in the transaction, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

DIRECTORS OF SONICBLUE

     Upon completion of the merger, the board of directors of SONICblue will remain unchanged. The board is comprised of five members. Information about the directors and executive officers of SONICblue may be found beginning on page 73.

ACCOUNTING TREATMENT

     SONICblue intends to account for the acquisition of Sensory Science under the purchase method of accounting in accordance with the provisions of Accounting Principles Board Opinion No. 16, "Business Combinations." Accordingly, SONICblue will record at its cost the acquired assets less liabilities assumed, with the excess of such cost over the estimated fair value of such net assets reflected as goodwill. Additionally, certain costs directly related to the acquisition will be reflected as additional purchase price in excess of the net assets acquired. SONICblue's statement of income will include the operations of Sensory Science after the effective date of the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a discussion of the material federal income tax consequences of the merger to the holders of Sensory Science stock and is based on the opinion of Snell & Wilmer L.L.P., tax counsel to Sensory Science, dated as of the date of this proxy statement/prospectus, that the merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. SONICblue has filed the opinion with the SEC as an exhibit to the registration statement related to this proxy statement/prospectus. See "Where You Can Find More Information" on page 99. It is a condition to the obligations of Sensory Science to complete the merger that on the closing date it shall receive an additional legal opinion from its tax counsel that the merger constitutes a reorganization within the meaning of Section 368(a) of the Code for federal income tax purposes. Although the merger agreement allows Sensory Science to waive this condition to closing, Sensory Science currently does not anticipate doing so. This condition to closing may also be satisfied by SONICblue receiving a tax opinion. If Sensory Science does waive this condition, the merger will continue despite any possible federal income tax consequences to you. Sensory Science does not intend to inform you if the condition is waived nor to resolicit the vote of Sensory Science stockholders as a result of such a waiver.

     In delivering its opinion regarding the merger as of the date of this proxy statement/prospectus, tax counsel relied, and in delivering the closing date opinion, tax counsel will rely, on (1) representations and covenants made by SONICblue and Sensory Science, including those contained in certificates of officers of SONICblue and Sensory Science, and (2) specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the merger agreement. In addition, in the opinion dated as of the date of this proxy statement/prospectus, tax counsel has assumed, and tax counsel's ability to provide the closing date opinion will depend on, the absence of changes in existing facts or in law between the date of this proxy statement/prospectus and the closing date. If any of those representations, covenants or assumptions is inaccurate or if any such change in fact or law occurs, then tax counsel may not be able to provide the required closing date opinion and the tax consequences of the merger could differ from those described in the opinion that tax counsel has delivered. The Internal Revenue Service, or the IRS, may not adopt tax counsel's opinion and may adopt a contrary position, which may be sustained by the courts. Neither SONICblue nor Sensory Science intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

     The discussion below is based upon the Code, the regulations promulgated under the Code, IRS rulings, and judicial and administrative rulings in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion below does not address all aspects of federal income taxation that may be relevant to a stockholder in light of the stockholder's particular circumstances or to those Sensory Science stockholders subject to special rules, such as stockholders who are not citizens or residents of the United States, stockholders that are foreign corporations, foreign estates or foreign trusts, financial institutions, mutual funds, certain pass-through entities, tax-exempt organizations, insurance companies, dealers or brokers in securities, stockholders who acquired their Sensory Science stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation or stockholders who hold their Sensory Science stock as part of a hedge, appreciated financial position, straddle or conversion transaction. This discussion assumes that Sensory Science stockholders hold their respective shares of Sensory Science stock as capital assets within the meaning of Section 1221 of the Code.

     Assuming that the merger is treated as a reorganization for federal income tax purposes qualifying under the provisions of Section 368(a) of the Code, the following will be the material federal income tax consequences thereof:

     Federal Income Tax Consequences to Sensory Science Stockholders. Holders of shares of Sensory Science stock will (1) not recognize any gain or loss for federal income tax purposes as a result of the exchange of their shares of Sensory Science stock for SONICblue common stock in the merger except with respect to cash received instead of a fractional share of SONICblue common stock, (2) have a tax basis in the SONICblue common stock received in the merger equal to the tax basis of the Sensory

Science stock surrendered in the merger less any tax basis of the Sensory Science stock surrendered that is allocable to a fractional share of SONICblue common stock for which cash is received and (3) have a holding period with respect to the SONICblue common stock received in the merger that will include the holding period of the Sensory Science stock surrendered in the merger.

     To the extent that a holder of shares of Sensory Science stock receives cash instead of a fractional share of SONICblue common stock, the holder will be required to recognize gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the tax basis of the holder's shares of Sensory Science stock allocable to such fractional share of SONICblue common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the share of Sensory Science stock exchanged for the fractional share of SONICblue common stock was held continuously for more than one year at the effective time of the merger.

     Under the Code, a holder of Sensory Science stock may be subject, under certain circumstances, to backup withholding at a rate of 31% with respect to the amount of cash, if any, received in lieu of a fractional share of SONICblue stock unless the holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the IRS.

     WE INTEND THIS DISCUSSION TO PROVIDE ONLY A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. WE DO NOT INTEND THAT IT BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IN ADDITION, WE DO NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT UPON, A STOCKHOLDER'S PARTICULAR CIRCUMSTANCES. MOREOVER, WE DO NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE YOUR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES RESULTING FROM THE MERGER, WITH RESPECT TO YOUR INDIVIDUAL CIRCUMSTANCES.

APPRAISAL RIGHTS

     Holders of Sensory Science common stock are not entitled to appraisal rights under Delaware law in connection with the merger. Appraisal rights under Delaware law are not available in connection with the merger because the shares of SONICblue common stock that Sensory Science stockholders will be entitled to receive in the merger will be listed on the Nasdaq National Market at the closing and because Sensory Science common stock was traded on the American Stock Exchange as of the record date. For more information about your rights as a Sensory Science stockholder, see "Information about the Meeting and Voting" on page 88.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTION AGREEMENTS

     This proxy statement/prospectus does not cover any resales of the SONICblue common stock to be received by the stockholders of Sensory Science upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

     However, all shares of SONICblue common stock received by Sensory Science stockholders in the merger will be freely transferable, except that shares of SONICblue common stock received by persons who are deemed to be "affiliates" of Sensory Science under the Securities Act of 1933, as amended, at the time of the Sensory Science meeting may be resold by them only in transactions permitted by Rule 145 under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of Sensory Science for such purposes generally include individuals or entities that control, are controlled by or are under common control with Sensory Science and include directors and executive officers of Sensory Science. The merger agreement requires Sensory Science to cause each of such affiliates to execute a written agreement to the effect that such persons will not sell, transfer or otherwise dispose of any of the shares of SONICblue common stock issued to them in the merger in violation of the 1933 Act or the related SEC rules.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Sensory Science board with respect to the merger agreement, Sensory Science stockholders should be aware that certain members of the management of Sensory Science and the Sensory Science board have interests in the merger that may be different from, or in addition to, the interests of the other stockholders of Sensory Science generally.

INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

     For six years after the merger becomes effective, SONICblue has agreed to indemnify, to the fullest extent permitted by Delaware law and under Sensory Science's charter documents, the individuals who on or before the closing were directors, officers, employees, agents or representatives of Sensory Science or its subsidiaries with respect to all acts or omissions before the closing by these individuals in these capacities. SONICblue has further agreed to cause Sensory Science to honor all of its indemnification agreements. SONICblue has also agreed to provide, for three years after the closing, directors' and officers' liability insurance in respect of acts or omissions occurring before the closing covering each person currently covered by Sensory Science's directors' and officers' liability insurance policy, up to 200% of the per annum rate of premium paid by Sensory Science. See "The Merger Agreement And Related Agreements -- Covenants -- Indemnification" on page 82.

SEVERANCE AGREEMENTS

     Sensory Science has a separation agreement with Roger B. Hackett, its President and Chief Executive Officer, pursuant to which Mr. Hackett will receive 2.99 times his gross annual base salary in a lump sum payment upon the closing of the merger. Mr. Hackett's separation agreement includes a restrictive covenant that restricts him from competing against Sensory Science for one year. As a condition to closing the merger, the non-competition sections of Mr. Hackett's separation agreement were amended to include the digital television, home media server and digital audio player markets.

     Mr. Hackett and Kenneth F. Potashner, the Chairman, President and Chief Executive Officer of SONICblue, have agreed to discuss Mr. Hackett's role in the combined company following the closing of the merger but as of this date, no employment terms have been established.

     Sensory Science also has a separation agreement with Thomas Linnen, its Chief Financial Officer. If SONICblue cannot find a mutually agreeable position for Thomas Linnen in the merged company, he will be terminated. If Mr. Linnen is terminated, SONICblue will forgive the then outstanding balance of approximately $32,000 of Mr. Linnen's loan referenced in his offer letter from Sensory Science dated May 26, 1999, and he will receive six months severance at his base salary as provided in that offer letter.

STOCK OPTION PLANS

     At the effective time, each outstanding option to purchase shares of Sensory Science common stock will cease to represent a right to acquire shares of Sensory Science common stock. Instead, each of these options will constitute an option to acquire, on the same terms and conditions as applied to the Sensory Science stock option prior to the effective time, the number, rounded down to the nearest whole number, of shares of SONICblue common stock determined by multiplying:

     - the number of shares of Sensory Science common stock subject to the option immediately before the effective time by

     - the exchange ratio.

The exercise price of each option will be a price per share of Sensory Science common stock, rounded to the nearest whole cent, equal to:

     - the per share exercise price for Sensory Science common stock that otherwise could have been purchased under the Sensory Science stock option divided by

     - the exchange ratio.

                 COMPARATIVE PER-SHARE MARKET PRICE INFORMATION

     SONICblue common stock is listed on the Nasdaq National Market and Sensory Science common stock is listed on the American Stock Exchange. SONICblue's ticker symbol on the Nasdaq National Market is "SBLU" and Sensory Science's ticker symbol on the American Stock Exchange is "VCR." Through November 14, 2000, SONICblue's common stock was traded on the Nasdaq National Market under the symbol "SIII." The following table shows, for the periods indicated, the high and low sales prices of shares of SONICblue common stock and Sensory Science common stock, as reported by their respective markets.

                                                               SONICBLUE        SENSORY SCIENCE
                                                              COMMON STOCK        COMMON STOCK
                                                            ----------------    ----------------
                                                             HIGH      LOW       HIGH      LOW
                                                            ------    ------    ------    ------
1999
  Quarter ended March 31..................................  $ 9.19    $ 6.44    $4.00     $2.13
  Quarter ended June 30...................................    9.75      6.47     3.75      2.00
  Quarter ended September 30..............................   12.41      8.94     3.88      2.13
  Quarter ended December 31...............................   11.56      8.38     2.25      1.50
2000
  Quarter ended March 31..................................   24.44     11.16     4.25      1.75
  Quarter ended June 30...................................   19.75     12.06     3.94      2.00
  Quarter ended September 30..............................   14.81      8.22     3.19      1.56
  Quarter ended December 31...............................   10.50      3.63     2.00      0.50
2001
  Quarter ended March 31..................................    8.69      4.00     1.19      0.24
  Quarter ended June 30(1)................................    5.46      3.31     0.40      0.28

-------------------------
(1) Through May 10, 2001.

     On January 31, 2001, the last full trading day before the public announcement of the proposed merger, the last reported closing price was $7.6875 per share for SONICblue common stock and $0.64 per share for Sensory Science common stock. On May 10, 2001, the most recent practicable date prior to the printing of this proxy statement/prospectus, the last reported closing price was $4.17 per share for SONICblue common stock and $0.33 per share for Sensory Science common stock. We urge you to obtain current market quotations prior to making any decision as to how to vote your shares with respect to the merger. See "Risk Factors" on page 13.

     Following the merger, SONICblue common stock will continue to be traded on the Nasdaq National Market under the ticker symbol "SBLU."

     As of May 9, 2001, there were approximately 815 stockholders of record of SONICblue common stock and approximately 1,399 stockholders of record of Sensory Science common stock. SONICblue and Sensory Science have not declared or paid cash dividends on their respective capital stock in the past, and they do not intend to pay cash dividends in the foreseeable future. Both companies currently intend to retain future earnings for the development of their businesses. Further, Sensory Science's credit agreement with Congress Financial Corporation does not allow it to pay cash dividends without the consent of the lender.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The unaudited pro forma condensed combined financial statements include:

     - unaudited pro forma condensed combined statement of operations for the year ended December 31, 2000;

     - unaudited pro forma condensed combined balance sheet as of December 31, 2000; and

     - the accompanying notes to unaudited pro forma condensed combined financial statements.

     The unaudited pro forma condensed combined balance sheet as of December 31, 2000 reflects the financial position of SONICblue after giving effect to the acquisitions of Sensory Science and ReplayTV, Inc. ("ReplayTV") and the transfer of SONICblue's graphics chips assets (other than S3-VIA, Inc.) to S3 Graphics Co., Ltd. as if these transactions occurred on December 31, 2000.

     The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2000 assumes the acquisitions of Sensory Science and ReplayTV and the disposition of the graphics chips assets (other than S3-VIA, Inc.) to S3 Graphics Co., Ltd. occurred on January 1, 2000. The pro forma adjustments are preliminary and based on management's estimates. Based on the timing of the closing of the transaction, the finalization of the integration plans and other factors, final adjustments may differ materially from those presented in these pro forma financial statements.

     The historical Sensory Science unaudited condensed combined statement of operations for the twelve months ended December 31, 2000 have been derived from the historical annual and interim financial statements included in Forms 10-K and 10-Q that have been filed with the SEC. The statements of operations for the nine months ended December 31, 2000 were added to the results for the three months ended March 31, 2000 to arrive at the results of operations for the twelve months ended December 31, 2000. The historical ReplayTV unaudited condensed combined financial statements include all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position and results of operations for the year ended December 31, 2000.

     The unaudited pro forma condensed combined financial statements do not include the effects of the March 2001 sale of SONICblue's professional graphics division because such effects were not material to SONICblue's financial position and results of operations.

     The unaudited pro forma condensed combined financial statements are not necessarily indicative of what the actual financial results would have been had the transactions described above taken place on January 1, 2000, or December 31, 2000. In addition, they do not purport to indicate the future results of operations or financial position of Sensory Science, ReplayTV, VIA Technologies, Inc., ("VIA"), S3 Graphics Co., Ltd. or SONICblue.

     These unaudited pro forma condensed combined financial statements should be read in conjunction with the SONICblue historical consolidated financial statements and related notes included in this proxy statement/prospectus and Sensory Science's consolidated financial statements and related notes incorporated into this proxy statement/prospectus by reference.

                             SONICBLUE INCORPORATED

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                     DISPOSITION
                                     OF GRAPHICS    HISTORICAL   HISTORICAL
                        HISTORICAL   CHIPS ASSETS   SONICBLUE     SENSORY                                   HISTORICAL
                        SONICBLUE        (1)         ADJUSTED     SCIENCE     ADJUSTMENTS       SUBTOTAL     REPLAYTV
                        ----------   ------------   ----------   ----------   -----------      ----------   ----------
ASSETS
Current assets:
  Cash and cash
    equivalents.......  $   36,582     $     --     $   36,582    $    382     $     --        $   36,964   $  15,410
  Investment -- UMC...     228,673           --        228,673          --           --           228,673          --
  Short-term
    investments.......       9,017           --          9,017          --           --             9,017          --
  Accounts receivable,
    net...............      85,950      (22,668)        63,282      15,467           --            78,749       2,158
  Inventory...........      86,727      (42,974)        43,753       9,411           --            53,164         564
  Prepaid expenses and
    other assets......       9,734       (1,058)         8,676         321           --             8,997       1,828
                        ----------     --------     ----------    --------     --------        ----------   ---------
    Total current
      assets..........     456,683      (66,700)       389,983      25,581           --           415,564      19,960
Property, plant and
  equipment, net......      24,761      (10,002)        14,759       2,582           --            17,341       6,978
Investment -- UMC.....     406,363           --        406,363          --           --           406,363          --
Goodwill and
  intangible assets...     162,381           --        162,381       2,281        7,334(4)        171,996          --
Other assets..........      49,117           --         49,117         829           --            49,946       1,036
                        ----------     --------     ----------    --------     --------        ----------   ---------
    Total Assets......  $1,099,305     $(76,702)    $1,022,603    $ 31,273     $  7,334        $1,061,210   $  27,974
                        ==========     ========     ==========    ========     ========        ==========   =========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....  $   99,296     $(26,680)    $   72,616    $ 11,868           --        $   84,484   $  17,886
  Notes payable.......      72,672           --         72,672          --           --            72,672          --
  Accrued
    liabilities.......      45,354           --         45,354       1,687           --            47,041      29,213
  Line of credit......          --           --             --      13,000                         13,000          --
  Deferred taxes......      69,563           --         69,563          --           --            69,563          --
  Deferred revenue....       8,287         (401)         7,886          --           --             7,886          --
                        ----------     --------     ----------    --------     --------        ----------   ---------
    Total current
      liabilities.....     295,172      (27,081)       268,091      26,555           --           294,646      47,099
Deferred taxes........      25,140           --         25,140          --           --            25,140          --
Other liabilities.....       4,040           --          4,040          --           --             4,040          --
Severance reserves....          --           --             --         484           --               484          --
Convertible
  subordinated
  debentures..........     103,300           --        103,300          --           --           103,300          --
                        ----------     --------     ----------    --------     --------        ----------   ---------
    Total
      liabilities.....     427,652      (27,081)       400,571      27,039           --           427,610      47,099
Stockholders' equity:
  Common stock and
    additional paid in
    capital...........     602,566      (39,241)       563,325      22,811     $(11,243)(3),(4)    574,893    188,559
  Accumulated other
    comprehensive
    losses............    (199,599)          --       (199,599)         --           --          (199,599)
  Unearned
    compensation......          --           --             --          --           --                --      (9,119)
Retained earnings
  (accumulated
  deficit)............     268,686      (10,380)       258,306     (18,577)      18,577(4)        258,306    (198,565)
                        ----------     --------     ----------    --------     --------        ----------   ---------
    Total
      stockholders'
      equity..........     671,653      (49,621)       622,032       4,234        7,334           633,600     (19,125)
                        ----------     --------     ----------    --------     --------        ----------   ---------
    Total Liabilities
      and
      Stockholders'
      Equity..........  $1,099,305     $(76,702)    $1,022,603    $ 31,273     $  7,334        $1,061,210   $  27,974
                        ==========     ========     ==========    ========     ========        ==========   =========


                        ADJUSTMENTS      PRO FORMA
                        -----------      ----------
ASSETS
Current assets:
  Cash and cash
    equivalents.......   $               $   52,374
  Investment -- UMC...                      228,673
  Short-term
    investments.......                        9,017
  Accounts receivable,
    net...............                       80,907
  Inventory...........                       53,728
  Prepaid expenses and
    other assets......                       10,825
                         --------        ----------
    Total current
      assets..........                      435,524
Property, plant and
  equipment, net......                       24,319
Investment -- UMC.....                      406,363
Goodwill and
  intangible assets...     99,997(6)        271,993
Other assets..........                       50,982
                         --------        ----------
    Total Assets......   $ 99,997        $1,189,181
                         ========        ==========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....                   $  102,370
  Notes payable.......                       72,672
  Accrued
    liabilities.......                       76,254
  Line of credit......                       13,000
  Deferred taxes......                       69,563
  Deferred revenue....                        7,886
                         --------        ----------
    Total current
      liabilities.....                      341,745
Deferred taxes........                       25,140
Other liabilities.....                        4,040
Severance reserves....                          484
Convertible
  subordinated
  debentures..........                      103,300
                         --------        ----------
    Total
      liabilities.....                      474,709
Stockholders' equity:
  Common stock and
    additional paid in
    capital...........   $(98,568)(5),(6)    664,884
  Accumulated other
    comprehensive
    losses............                     (199,599)
  Unearned
    compensation......                       (9,119)
Retained earnings
  (accumulated
  deficit)............    198,565(6)        258,306
                         --------        ----------
    Total
      stockholders'
      equity..........     99,997           714,472
                         --------        ----------
    Total Liabilities
      and
      Stockholders'
      Equity..........   $ 99,997        $1,189,181
                         ========        ==========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                             SONICBLUE INCORPORATED

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           DISPOSITION
                                           OF GRAPHICS    HISTORICAL   HISTORICAL
                              HISTORICAL   CHIPS ASSETS   SONICBLUE     SENSORY                                HISTORICAL
                              SONICBLUE        (2)         ADJUSTED     SCIENCE     ADJUSTMENTS    SUBTOTAL     REPLAYTV
                              ----------   ------------   ----------   ----------   -----------    ---------   ----------
Net sales...................  $ 536,704     $(226,914)    $ 309,790     $ 71,885      $            $ 381,675   $      --
Cost of sales...............    548,616      (213,666)      334,950       59,232                     394,182          --
                              ---------     ---------     ---------     --------      -------      ---------   ---------
Gross margin (loss).........    (11,912)      (13,248)      (25,160)      12,653                     (12,507)         --
Operating expenses:
  Research and
    development.............     83,433       (19,685)       63,748        2,775                      66,523      23,370
  Selling, marketing and
    administrative..........    126,852       (11,366)      115,486       11,415                     126,901      73,116
  Other operating
    expenses................         --            --            --        7,283           --          7,283      12,302
  Restructuring expenses....      6,694            --         6,694           --           --          6,694
  Amortization of
    goodwill................     44,440          (546)       43,894           --        1,467(4)      45,361
  Hardware distribution
    costs, net..............         --            --            --           --           --             --      53,841
                              ---------     ---------     ---------     --------      -------      ---------   ---------
    Total operating
      expenses..............    261,419       (31,597)      229,822       21,473        1,467        252,762     162,629
Income (loss) from
  operations................   (273,331)       18,349      (254,982)      (8,820)      (1,467)      (265,269)   (162,629)
  Gain on sale of
    manufacturing joint
    venture.................     14,738            --        14,738           --                      14,738          --
  Gain on UMC investment....    869,401            --       869,401           --                     869,401          --
  Gain on other
    investment..............      5,917            --         5,917           --                       5,917          --
  Equity in income of
    manufacturing joint
    venture.................    (11,373)           --       (11,373)          --                     (11,373)
  Other income (expense)....    (11,046)           --       (11,046)      (1,441)                    (12,487)      4,069
                              ---------     ---------     ---------     --------      -------      ---------   ---------
Income before income
  taxes.....................    594,306        18,349       612,655      (10,261)      (1,467)       600,927    (158,560)
Provision for income
  taxes.....................   (281,478)           --      (281,478)          --           --       (281,478)         --
                              ---------     ---------     ---------     --------      -------      ---------   ---------
Net income..................  $ 312,828     $  18,349     $ 331,177     $(10,261)     $(1,467)     $ 319,449   $(158,560)
                              =========     =========     =========     ========      =======      =========   =========
Net income per share:
  Basic.....................  $    3.46
  Diluted...................  $    3.13
Number of shares used in
  computing net income per
  share:
  Basic.....................     90,390
  Diluted...................    101,150


                              ADJUSTMENTS    PRO FORMA
                              -----------    ---------
Net sales...................    $    --      $ 381,675
Cost of sales...............         --        394,182
                                -------      ---------
Gross margin (loss).........         --        (12,507)
Operating expenses:
  Research and
    development.............                    89,893
  Selling, marketing and
    administrative..........                   200,017
  Other operating
    expenses................         --         19,585
  Restructuring expenses....         --          6,694
  Amortization of
    goodwill................     19,999(6)      65,360
  Hardware distribution
    costs, net..............                    53,841
                                -------      ---------
    Total operating
      expenses..............     19,999        435,390
Income (loss) from
  operations................    (19,999)      (447,897)
  Gain on sale of
    manufacturing joint
    venture.................                    14,738
  Gain on UMC investment....                   869,401
  Gain on other
    investment..............                     5,917
  Equity in income of
    manufacturing joint
    venture.................                   (11,373)
  Other income (expense)....                    (8,418)
                                -------      ---------
Income before income
  taxes.....................    (19,999)       422,368
Provision for income
  taxes.....................                  (281,478)
                                -------      ---------
Net income..................    (19,999)     $ 140,890
                                =======      =========
Net income per share:
  Basic.....................                 $    1.50
  Diluted...................                 $    1.38
Number of shares used in
  computing net income per
  share:
  Basic.....................                    94,207
  Diluted...................                   104,967

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

BASIS OF PRESENTATION

  Disposition of Graphic Chips Business to VIA

     On January 3, 2001, SONICblue completed the transactions contemplated by the Amended and Restated Investment Agreement, dated as of August 28, 2000 between SONICblue, VIA and a joint venture. At the closing, SONICblue completed the transfer of its graphics chips assets and liabilities (other than its shares in S3-VIA, Inc.) to a joint venture ("JV") owned by a wholly owned subsidiary of SONICblue and VIA. Under the terms of the agreement, SONICblue received 13 million shares of its stock as initial payment from VIA and 100 million shares of Class A Common Stock of the JV. SONICblue has announced its intention to cancel the 13 million shares which are currently held as treasury shares. The agreement provides that, upon occurrence of certain events, SONICblue shall pay damages subject to a maximum damages cap. Also, SONICblue may receive earn-out payments if the new venture meets certain profitability goals. The effect of the earn-out payments, if any, has not been included in the unaudited pro forma financial statements.

     The agreement provides that the Class A shareholder, Class B shareholder
(VIA) and Class C shareholder (an independent third party) shall have 50%, 48% and 2%, respectively, of the voting power of JV, irrespective of the actual number of outstanding shares of such class with respect to the election of directors, and own 0.1%, 99.4% and 0.5%, respectively, of the economic interest of JV.

     At closing, SONICblue granted a wholly owned subsidiary of VIA a warrant (the "Warrant") to purchase up to 2 million shares of SONICblue common stock at an exercise price of $10.00 per share, for an aggregate exercise price of $20 million. The Warrant expires on January 3, 2005, unless terminated earlier pursuant to its terms. The fair value of the Warrant is recorded in the pro forma balance sheet.

  Acquisition of Sensory Science

     Under the terms of the merger agreement between SONICblue and Sensory Science, each outstanding share of Sensory Science common stock shall be exchanged for at least 0.0710 of a share of SONICblue common stock. This exchange ratio is conditional upon the average closing price of SONICblue's stock during the ten trading days prior to the closing date remaining above $7.0988. If the ten-day average falls between $5.5213 and $7.0988, the exchange ratio equals the quotient (rounded to four decimal places) obtained by dividing $0.504 by the ten-day average. If the ten-day average falls below $5.5213, the exchange ratio shall equal 0.0913. Since the current market price of SONICblue stock is currently below $5.5213, the pro forma financial statements have been prepared under the assumption that the exchange ratio will be 0.0913. The merger agreement also calls for the conversion of outstanding options and warrants to purchase shares of Sensory Science common stock into options and warrants to purchase shares of SONICblue common stock using the applicable exchange ratio. The acquisition is intended to qualify as a tax-free reorganization and to be accounted for as a purchase.

  Acquisition of ReplayTV

     On March 26, 2000 SONICblue announced that it had signed a definitive agreement to acquire ReplayTV. Under the terms of the agreement, SONICblue will issue an aggregate of 15.5 million shares of its common stock and options and warrants to purchase shares of SONICblue common stock in exchange for all of ReplayTV's outstanding equity interests, and ReplayTV will become a wholly owned subsidiary of SONICblue. The agreement also provides that if the value of the SONICblue common stock to be issued to stockholders of ReplayTV at the closing of the transaction is less than $80 million, ReplayTV may terminate the agreement unless SONICblue, at its option, either pays additional cash or issues additional shares to bring the value at closing to $80 million. The acquisition is intended to qualify as a tax-free reorganization and to be accounted for as a purchase. Completion of the transaction is subject to regulatory and ReplayTV stockholder approval, and the satisfaction of other customary closing conditions.

WEIGHTED AVERAGE SHARES OUTSTANDING

     For the year ended December 31, 2000, the pro forma number of shares used in computing net income was calculated as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  2000
                                                           ------------------
DESCRIPTION                                                 BASIC     DILUTED
-----------                                                -------    -------
                                                             (IN THOUSANDS)
Historical weighted average shares outstanding...........   90,390    101,150
Increase in common shares attributable to the purchase of
  Sensory Science stock (14,427,000 x 0.0913)............    1,317      1,317
Increase in common shares attributable to the purchase of
  ReplayTV stock.........................................   15,500     15,500
Decrease in common shares attributable to the
  cancellation of SONICblue stock received from VIA in
  connection with the transfer of the graphics chips
  assets.................................................  (13,000)   (13,000)
                                                           -------    -------
Total pro forma shares assumed outstanding...............   94,207    104,967
                                                           =======    =======

ADJUSTMENTS

     The unaudited pro forma condensed combined financial statements give effect to the following pro forma adjustments (in thousands, except share data):

          (1) To reflect the elimination of assets transferred to and liabilities assumed by the JV in exchange for 13 million shares of SONICblue common stock and 100 million Class A shares of the JV and to record the fair value of the issuance of the Warrant of $10,380.

          (2) To eliminate the operating results of the disposed graphics chips assets for the year ended December 31, 2000.

          (3) To record the elimination of Sensory Science's common stock and accumulated deficit and the issuance of SONICblue common stock.

          (4) To record the purchase price in respect to the Sensory Science acquisition and estimated goodwill and intangibles in the amount of $7,334 together with estimated amortization of goodwill and intangibles of $1,467 for the year ended December 31, 2000 (five-year amortization period). The purchase price includes $1,500 of estimated transaction costs and excludes the effect of the assumption of Sensory Science options and warrants, because the valuation of these securities is not currently available. Estimated transaction costs consist primarily of Securities and Exchange Commission, or SEC, filing fees, fees and expenses of investment bankers, attorneys and accountants, and financing printing and other related charges.

          (5) To record the elimination of ReplayTV's preferred and common stock and accumulated deficit and the issuance of SONICblue common stock.

          (6) To record the purchase price in respect to the ReplayTV acquisition and estimated goodwill and intangibles in the amount of $99,997 together with estimated amortization of goodwill and intangibles of $19,999 for the year ended December 31, 2000 (five-year amortization period). The purchase price assumes the minimum number of shares to be issued under the agreement, includes $950 of estimated transaction costs and excludes the effect of the assumption of ReplayTV options and warrants, because the valuation of these securities is not currently available. The actual number of shares to be issued is subject to the terms as described on page 50.

                    INFORMATION ABOUT SONICBLUE INCORPORATED

SONICBLUE'S BUSINESS

GENERAL

     SONICblue Incorporated designs, develops and markets products for the digital media, consumer electronics, Internet appliance and home networking markets. SONICblue's business is now focused on three principal business units, Rio, frontpath and Access.

     Rio. The Rio division designs, develops and markets digital audio players. Having introduced the industry's first portable MP3 player in 1998, Rio has continued to launch additional portable players with enhanced features and increased memory capacity for longer playback times. Rio has recently expanded its digital audio offerings to include a removable in-dash automobile player and a receiver that uses existing phone lines to stream digital music from a home computer to any room in which the receiver is located.

     frontpath. Through its wholly owned subsidiary frontpath, inc., SONICblue pursues opportunities in the information appliance home and vertical markets such as medical, education, travel and entertainment. frontpath is introducing portable solutions to bring the power of the Internet to businesses by offering a broadband, wireless information appliance focused on customized applications and personalized information for anywhere, anytime use.

     Access. The Access business unit develops products under the Diamond brand, including the Diamond Mako personal digital assistant, or PDA, HomeFree networking products and Supra fax/modems. Access is focused on delivering products that allow consumers to tie Internet appliances, or iAppliances, and PC peripherals together and to enable multiple device or user access to a high-speed Internet connection or a virtual private network.

     SONICblue sells its products through distributors, retailers, e-commerce websites, including its own on-line e-store, mail order catalogs and national reseller organizations. Headquartered in Santa Clara, California, SONICblue has sales, marketing, customer care and technical facilities in several locations, including Albany, Oregon; Austin, Texas; Billerica, Massachusetts; Vancouver, Washington; Hong Kong, P.R.C.; Paris, France; Saarbrucken, Germany; Seoul, Korea; Singapore; Starnberg, Germany; Sydney, Australia; Taiwan, R.O.C.; Tokyo, Japan; and Winnersh, U.K.

     SONICblue was incorporated as S3 Incorporated on January 9, 1989 in the State of Delaware and changed its name to SONICblue Incorporated in November 2000. SONICblue operates in one principal industry segment.

BACKGROUND

     Prior to the transfer in January 2001 of its graphics chips business to S3 Graphics Co., Ltd., a joint venture between VIA Technologies, Inc., or VIA, and a wholly owned subsidiary of SONICblue, SONICblue was a leading supplier of graphics and multimedia accelerator subsystems for personal computers, or PCs, for more than ten years. In September 1999, SONICblue made a significant strategic shift by merging with Diamond Multimedia Systems, Inc., an established PC original equipment manufacturer, or OEM, and retail provider of communications and home networking solutions, PC graphics and audio add-in boards, digital audio players and information appliances. Diamond products included the Rio line of digital audio players, the Stealth and Viper series of video accelerators, the Monster series of gaming accelerators, the Fire series of NT workstation 3-D graphics accelerators, the Supra series of modems and the HomeFree line of home networking products. The merger with Diamond established SONICblue as a single graphics solutions provider, including the silicon, board and software elements, in the retail, commercial and OEM PC graphics markets.

     In November 1999, SONICblue and VIA established a joint venture to design, produce and market high-performance integrated graphics and core logic chip sets to the volume OEM desktop and notebook PC markets. The joint venture, S3-VIA Inc., was jointly funded with access to both SONICblue's and

VIA's technology as well as distribution rights for developed products between SONICblue and VIA. At December 31, 2000, SONICblue owned 50.1% of the voting common stock of S3-VIA and, accordingly, consolidates the accounts of S3-VIA, Inc. in its consolidated financial statements.

     In January 2000, SONICblue publicly announced that it was exploring business transactions intended to increase stockholder value by separating its graphics chips division from its other business. In February 2000, SONICblue purchased substantially all of the assets of Number Nine Visual Technology Corporation, a supplier of graphics accelerator subsystems for PCs using SONICblue graphics chips. The acquisition of the assets of Number Nine, a supplier to IBM, allowed SONICblue to consolidate its graphics business with IBM into a single source distribution model and furthered SONICblue's strategy of becoming a single graphics solution provider to the PC graphics market. The acquisition also added skilled hardware and software engineering resources to SONICblue's existing teams.

     In August 2000, SONICblue announced the shut-down of its Diamond video and gaming accelerator business. In September 2000, SONICblue formed frontpath as a wholly owned subsidiary to develop information appliances, such as accessible wireless portable devices to allow businesses and consumers to live connected at home, at work and at play.

RECENT DEVELOPMENTS

     In November 2000, SONICblue acquired U.K. digital audio equipment manufacturer Empeg Limited, known as empeg, for $1.9 million. One of the first companies to design and bring to market digital audio players for automobiles, empeg has become a part of SONICblue's Rio division, and empeg's technology formed the basis for the recently introduced Rio Car audio player.

     In January 2001, SONICblue completed the transfer of its graphics chips assets, other than its shares of S3-VIA, to S3 Graphics Co., Ltd., another joint venture between VIA and a wholly owned subsidiary of SONICblue. The joint venture will manufacture and distribute graphics products and conduct related research and development activities. Pursuant to the joint venture agreement with VIA, SONICblue received 13 million shares of SONICblue common stock as payment, and the joint venture assumed certain liabilities relating to the graphics chips business. Upon the occurrence of events specified in the investment agreement between SONICblue and VIA, SONICblue must pay specified liquidated damages, subject to a maximum damages cap. Under the joint venture agreement, SONICblue will also receive earn-out payments if the new venture meets specified profitability goals. At closing, SONICblue issued to a wholly owned subsidiary of VIA a warrant to purchase up to 2 million shares of SONICblue common stock at an exercise price of $10.00 per share, for an aggregate exercise price of $20 million.

     In February 2001, SONICblue announced that it signed a definitive agreement to acquire Sensory Science, which is the subject of this proxy statement/prospectus. Pending the consummation of the acquisition of Sensory Science, SONICblue has made a loan to Sensory Science in the amount of $3 million and has obtained a warrant to purchase 5,357,143 shares of Sensory Science common stock.

     In March 2001, SONICblue signed a definitive agreement to acquire ReplayTV, Inc., a developer of personal television technology. Under the terms of the agreement, SONICblue will issue an aggregate of 15.5 million shares of common stock and options and warrants to purchase shares of SONICblue common stock in exchange for all of ReplayTV's outstanding equity, and ReplayTV will become a wholly owned subsidiary of SONICblue. The agreement also provides that if the value of the SONICblue common stock to be issued to stockholders of ReplayTV at the closing of the transaction is less than $80 million, ReplayTV may terminate the agreement unless SONICblue, at its option, either pays additional cash or issues additional shares to bring the value at closing to $80 million. In connection with the proposed acquisition of ReplayTV, SONICblue has made loans to Replay in the amount of $10 million and agreed to loan ReplayTV up to an additional $6 million.

     In March 2001, SONICblue completed the sale to ATI Technologies, Inc. of its professional graphics division, based in Starnberg, Germany, which produced the Fire GL line of graphics accelerators. Under the terms of an Asset Purchase Agreement, SONICblue received $2.7 million in cash and is eligible to receive further financial consideration of up to $7.3 million, contingent upon the Fire GL graphics business, as operated by ATI, achieving future performance targets.

PRODUCTS

     Rio Digital Audio Players. The Rio 300 and Rio 500 were SONICblue's first portable digital audio players, followed by the Rio 600, Rio 800 and Rio 800 Extreme. Rio players allow users to enjoy near-compact disc, or CD, quality audio that has been uploaded to the device from a PC's hard drive in the MP3 compression format or Windows Media, or WMA, format. Users may download music from the Internet and transfer music from personal CDs and other digital formats for upload to, and playback using, a Rio player. The handheld Rio player uses flash memory and is battery powered.

     Diamond shipped the industry's first hand-held digital audio player in November 1998. In 1999, as competitors entered the market with similar first generation devices, Diamond introduced the second-generation Rio 500 handheld player. The PC and Macintosh-compatible Rio 500 stores and plays up to two hours of music with improved fidelity and gives users more freedom to manage their audio content, compared to the Rio 300, and uses a universal serial bus, or USB, connection for faster upload speeds. Models developed after the Rio 300 are also upgradeable to support future audio formats. In 2000, SONICblue introduced the Rio 600 and Rio 800, with up to one and two hours of music storage, respectively. For the fitness enthusiast, the Rio division partnered with Nike to deliver the psa[play 60 and psa[play 120 digital audio players, both built for exercise and high endurance activities. The recently released Rio 800 Extreme plays up to 12 hours of music based on its 384 megabytes, or MB, of memory, consisting of 256MB on-board memory with a 128MB backpack, a clip on or external memory device.

     The Rio division has also introduced two models of clip-on Rio memory backpacks which offer an extra hour or two hours of storage for owners of Rio 600 and Rio 800 players.

     In January 2001, SONICblue began shipping the Rio Volt, a portable CD player that plays standard music CDs and recordable CDs containing MP3 and WMA files.

     In addition to its handheld Rio devices, SONICblue has also been developing other digital audio products for use in consumers' homes, offices and automobiles. SONICblue recently introduced the Rio Car, a removable in-dash digital audio player with models ranging from 10 gigabytes, or GB, to 60GB, or up to 1,000 hours of music, based on technology from empeg, and the Rio Digital Audio Receiver, a device that uses existing phone lines to stream digital music from a home computer to any room in which a receiver is located. The Rio division is developing new products that will give users other ways to enjoy digital audio, including a Rio boombox.

     Diamond Mako. SONICblue announced the launch of the Diamond Mako connected organizer in October 2000, the first product to be released under an agreement with Psion Computers PLC. The Mako is a PDA focused on mobile productivity, combining organizer, spreadsheet, word-processing, e-mail and web-browsing applications in a clamshell design that fits in a user's pocket. It includes a full keyboard, 480-by-160 pixel display and 16MB of memory. Mobile connectivity is available through an optional 56 kilobits per second, or 56K, travel modem or through a compatible data and infrared modem phone linked to a network service provider. The Diamond Mako synchronizes with PCs via its serial port docking station, and users can connect to other PDAs via the standard infrared port to beam contact data back and forth.

     HomeFree Home Networking and Digital Subscriber Line, or DSL, Residential Gateway Products. SONICblue's Diamond brand HomeFree communications products allow users to network multiple PCs throughout their home via phone or power lines to share Internet access, content and peripheral devices and to engage in multiple platform applications such as head-to-head gaming.

     SONICblue's HomeFree Phoneline USB uses a USB connection and is currently the only cross-platform (Windows and Macintosh-compatible) home networking product on the market. SONICblue's HomeFree Phoneline 10 million bits per seconds, or Mbps, networking product allows users to share Internet access, content and peripheral devices, transferring information at speeds of up to 10Mbps. In
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addition, the recently announced HomeFree Asymmetric Digital Subscriber Line, or
ADSL, Residential Gateway allows users to network their DSL Internet connection throughout their entire household. In January 2001, SONICblue announced the HomeFree Powerline, a home networking solution based on Intellon Corporation's PowerPacket powerline technology, which allows multiple PCs to share broadband Internet connections, MP3 music, video and peripherals, such as printers and scanners, as well as play multiplayer games by plugging into a common power outlet, transferring information at speeds of up to 10Mbps.

     In December 1999, SONICblue and Covad Communications, Inc., a nationwide DSL service provider, agreed to jointly market and sell SONICblue's HomeFree Phoneline and Residential Gateway products with Covad's services, providing consumers with a one-stop shopping DSL solution.

     Supra Modems. Under the Diamond brand, SONICblue markets a family of dial-up fax/data modems that include the SupraExpress and SupraMax family of modems. The SupraExpress family of modems are external fax/data modems that connect via a serial cable or USB interface, support the 56K International Telecommunications Union, or ITU, standard (V.90) and are PC and/or Macintosh compatible. The SupraMax family of modems are internal fax/data modem solutions that connect via the Peripheral Component Interconnect, or Industry Standard Architecture, interface for legacy configurations, while providing an upgraded 56K connection.

     frontpath Information Appliances. SONICblue is exploring and developing a range of Internet devices that are intended to combine its existing expertise in home networking, consumer design and ease of use with core technology from industry-leaders such as Transmeta, Cirrus Logic and others. frontpath's first product, the ProGear Information Appliance, is a web pad based on Transmeta's Crusoe processor. The Linux-based ProGear is a wireless, fully portable, broadband-based product which combines a 10.4 inch liquid crystal display screen with touchscreen technology and handwriting recognition and provides the full range of media content, including e-mail, web browser, personal organizer, customer applications, MP3s and ebooks.

     SONICblue's successful development, manufacture and marketing of its current and future products are subject to a number of risks discussed in the section entitled "Risk Factors" beginning on page 13.

SONICBLUE'S INVESTMENTS

     In October 1999, SONICblue caused RioPort, Inc., formerly RioPort.com, Inc., which was a wholly owned subsidiary of SONICblue, to sell shares of its preferred stock to third party investors. RioPort is developing an integrated platform for acquiring, managing and experiencing music and spoken audio programming from the Internet. As a result, SONICblue retains a minority investment in RioPort and accounts for its investment using the equity method. In addition, in November 1999, SONICblue received $10.9 million for the sale to RioPort of OneStep, LLC, a software development company. In June 2000, RioPort sold additional preferred stock to third party investors. As part of this financing, SONICblue invested an additional $10.7 million in RioPort, maintaining its percentage ownership of RioPort. In the fourth quarter 2000, RioPort sold additional preferred stock to third party investors. As of December 31, 2000, SONICblue held approximately 33% of RioPort's outstanding stock.

     In 1995, SONICblue entered into a joint foundry venture with United Microelectronics Corporation, or UMC, to build United Semiconductor Corporation, or USC, a semiconductor manufacturing facility in Taiwan, R.O.C. In January 2000, USC merged with UMC and, as a result of the merger, SONICblue received 252 million UMC shares in exchange for 252 million USC shares. SONICblue also received a 20% stock dividend, or approximately 50.4 million shares of UMC stock, in April 2000, increasing SONICblue's holdings to approximately 302 million shares. SONICblue sold 15 million shares of UMC stock in 2000 and 35 million shares in the first quarter of 2001 on the Taiwan Stock Exchange. Under the terms of the USC merger with UMC and the laws of Taiwan, 50% of the UMC shares received by SONICblue are classified as restricted because they are subject to restrictions on their sale that lapse over a three-year period from the date of the merger. At December 31, 2000, approximately 126 million shares were restricted and are recorded as a long-term investment at cost. The unrestricted shares are recorded as
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a current asset and are valued at market in accordance with SFAS 115. At
December 31, 2000, the market value of both SONICblue's short-term and long-term investment in UMC had declined by $519.8 million below its original cost basis. It was determined that this decline was related to the downturn in the semiconductor industry as a whole and was temporary in nature due to the historically cyclical nature of the industry. The available-for-sale portion of SONICblue's investment was marked-to-market through other comprehensive income as required by SFAS 115. Subsequent to the year-end, the market value of SONICblue's investment in UMC remained significantly below SONICblue's cost. The downturn in the semiconductor industry and the economy in general appears to be more severe than previously anticipated. There is a great deal of uncertainty regarding when the semiconductor industry will recover from this down cycle. Because SONICblue concluded that the decline in value was other than temporary, it reported an unrealized loss on the UMC investment of $406.0 million and a realized loss of $52.0 million for the three months ended March 31, 2001. As of March 31, 2001, SONICblue's 252 million UMC shares held as of that date were worth approximately $408.0 million, based on the closing price of UMC shares on the Taiwan Stock Exchange on that date and the U.S. dollar to New Taiwan Dollar exchange rate prevailing on that date. The value of SONICblue's UMC shares fluctuates based on the trading price of UMC shares on the Taiwan Stock Exchange. No assurance can be given that SONICblue would realize the $408.0 million value as of March 31, 2001 if it were to liquidate its investment.

     During 2000, in addition to the further investment in RioPort, SONICblue made a number of investments in companies that are developing technology in areas such as semiconductors, user interfaces, networking, peripherals and digital audio music content including ComSilica, Inc., CyberPIXIE.com, Inc., DataPlay, Inc., Entridia Corporation, Epic Technologies Inc., ETC Music, Inc., Intellon Corporation and KB Gear Interactive, Inc.

MARKETS AND STRATEGY

     SONICblue's business strategy is to identify emerging markets and customers' needs, to use its technological expertise to quickly provide integrated, easy to install and use, high-performance multimedia and connectivity solutions for the PC platform, and to use its worldwide channels to achieve broad distribution and support of its products. SONICblue aims to expand its position as a leader in multimedia and connectivity products for the home, enabling consumers to create, access and experience compelling new media content from their desktops and through the Internet. SONICblue's objectives for 2001 include: capitalizing on new technologies such as digital audio over the Internet, digital video over the Internet, information appliances, broadband modems and home networking; expanding international sales; increasing penetration of the market for its digital audio players; and, in connection with its proposed acquisitions of ReplayTV and Sensory Science, expanding its digital media products to include video and personal television.

     Recognizing the rapid conversion of consumer electronic products from analog to digital technology, the convergence of consumer and computing systems into new and evolving information access devices and the PC's inherent position as the most advanced and well-positioned digital platform, SONICblue intends to leverage its PC and consumer technology expertise to develop new products for both computer and consumer applications that exploit these trends. Through several recent acquisitions and investments, SONICblue has been able to add to its technical expertise and expand its product offerings while further improving its distribution channels and market presence both domestically and internationally.

SALES, MARKETING, DISTRIBUTION AND CUSTOMER SUPPORT

     SONICblue sells its products through independent domestic and international distributors and directly to retailers, mass merchants and other resellers. SONICblue also sells its retail products in the United States through e-commerce web sites, including its own on-line store, mail-order catalogs and national reseller organizations. SONICblue is currently seeking to expand its penetration of e-commerce, retail and mass-merchant consumer electronics channels.

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     SONICblue has been making significant efforts to expand its retail sales channels through international penetration in Europe, Latin America, and the Asia-Pacific region, including Japan. The requirements of these regions are, however, substantially different from one another and from the North American market. The inability of SONICblue to successfully penetrate any of these channels or to manage them on a profitable basis could have a material adverse effect on future operating results. Additional information regarding geographic areas is included in Note 11 to the Consolidated Financial Statements.

     Export sales accounted for 56%, 70% and 89% of sales in 2000, 1999 and 1998, respectively. Approximately 33% of export sales in 2000 were to affiliates of United States customers. SONICblue's efforts to expand international distribution of its products have historically subjected SONICblue to the risks of conducting business internationally. Presently, SONICblue's efforts to expand international distribution of current products as well as S3 Graphics Co., Ltd., the joint venture between VIA and wholly owned subsidiary of SONICblue, continue to subject SONICblue to the risks of conducting business internationally, including those set forth under "Risk Factors -- Risk Factors Related to SONICblue -- SONICblue Has Significant Exposure to International Markets."

     SONICblue maintains a customer service and technical support organization focused on providing value to customers beyond the purchase of SONICblue's products. In this regard, SONICblue provides on-line customer service and technical support to retail customers via e-mail and telephone and an artificial intelligence "wizard" accessible through SONICblue's web site, as well as through facsimile and direct telephonic communication. SONICblue supports the online community through its presence on the Internet, where technical support, frequently asked questions and a searchable knowledge base can be found.

RESEARCH AND DEVELOPMENT

     SONICblue believes that continued investment in research and development are critical to its ability to introduce, on a timely basis and at competitive prices, new and enhanced products incorporating the latest technology and addressing emerging market needs. SONICblue's research and development staff consisted of 321 employees at December 31, 2000 and 181 employees at March 1, 2001, subsequent to the transfer of the graphics chips business to S3 Graphics Co., Ltd., the joint venture between VIA and a wholly owned subsidiary of SONICblue. SONICblue's engineers are engaged in the development of new products such as web pads, new generations of the Rio player, home networking devices, and other emerging PC and Internet multimedia functions. SONICblue's software engineers are engaged in ongoing development of software and firmware drivers to enhance the performance of video and audio accelerators, analog and digital modems, and various information appliances, as well as upgrades to SONICblue's proprietary software utility applications. Research and development expenses, which included the graphics chips business, were $83.4 million, $73.9 million and $78.6 million in the years ended December 31, 2000, 1999 and 1998, respectively.

     SONICblue also endeavors to work closely with third parties that are strategic to SONICblue's business. Specifically, SONICblue works with suppliers of audio, modem and other multimedia chipsets in an effort to select the appropriate advanced components for SONICblue's new digital media products. SONICblue seeks to develop in a timely manner the software required to incorporate multimedia chipsets into SONICblue's products, and SONICblue's products into the evolving architecture and capabilities of the PC and the Internet. SONICblue also works with leading PC hardware, operating system and software applications suppliers in an effort to stay abreast of emerging opportunities and new standards in the market. There can be no assurance that SONICblue's development efforts will be successful, or that SONICblue will be able to introduce competitive new products into the marketplace in a timely manner.

MANUFACTURING METHODOLOGY

     SONICblue uses an international network of independent electronics assembly subcontractors, principally located in Asia, to assemble and test its products. SONICblue generally procures its current

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hardware products on a turnkey basis from its subcontract manufacturing suppliers and anticipates that, in the future, the only products not being procured primarily on a turnkey basis will be new products in their launch phase.

     SONICblue packages the assembled products its receives from its subcontractors with software, manuals and additional hardware components, placing such materials in retail packaging for the retail and mass-merchant channel. While SONICblue uses several electronics assembly subcontractors to minimize the risk of business interruption, there can be no assurance that a problem will not arise with one or more of these suppliers that could adversely affect operating results.

     There can be no assurance that SONICblue will obtain sufficient sources of supply of product to meet customer demand in the future. Obtaining sufficient flash memory is particularly difficult during periods of high growth, and may become substantially more difficult if SONICblue's product requirements increase significantly.

     Although SONICblue extensively tests its software and hardware products prior to their introduction, it is possible that design errors may be discovered after initial product sampling, resulting in delays in volume production or recall of products sold. The occurrence of any such errors could have a material adverse effect on SONICblue's reputation, product introduction schedule and operating results.

COMPETITION

     The markets in which SONICblue operates are extremely competitive, and SONICblue expects that competition will increase. SONICblue competes directly against a large number of suppliers of audio subsystems, PDAs, information appliances, home networking products and PC communications products. In the digital audio player market, competitors include Audiovox, Casio, Creative Technology, and its U.S. entity, Creative Labs, Intel, Thompson Multimedia, Samsung and Sony. In the areas of Internet appliances, home networking and modems, SONICblue faces competition from companies such as 3Com, Compaq, D-link, Intel, Linksys, NetGear, Netpliance, NIC, Motorola and Zoom Telephonics. Competitors in the PDA market include Handspring, Palm, Sharp and Symbian.

     SONICblue's markets are expected to become increasingly competitive as multimedia and connectivity functions continue to converge, the price of the average PC declines and companies that previously supplied products providing distinct functions, such as companies in the audio, video, modem and networking markets, emerge as competitors across broader product categories and in the emerging category of PC and information appliances. SONICblue may also face competition from integrated or add-on products, such as digital phones or digital cameras that incorporate audio player functions or PDAs that have optional plug-in audio players.

     SONICblue believes that its ability to compete successfully depends upon a number of factors both within and outside of its control, including product performance, product features, product availability, price, brand strength, quality, timing of new product introductions by SONICblue and its competitors, the emergence of new digital audio and PC standards, customer support and industry and general economic trends. SONICblue believes that it competes favorably with respect to these factors. There can be no assurance that SONICblue will have the financial resources, technical expertise or marketing, distribution and support capabilities to compete successfully. SONICblue's future success will be highly dependent upon the successful development and introduction of new products that are responsive to market needs. There can be no assurance that SONICblue will be able to successfully develop or market any such products.

LICENSES, PATENTS AND TRADEMARKS

     SONICblue, when appropriate, files United States patent applications for its technology. SONICblue has also built its patent portfolio substantially through acquisitions, including patent purchases and cross-licenses as well as through its acquisition of Diamond. SONICblue currently has a total of 96 United States patents which it has been issued or has acquired and 27 United States patent applications.

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SONICblue attempts to protect its trade secrets and other proprietary information through agreements with its customers, suppliers, employees and consultants, and through other security measures. Although SONICblue intends to protect its rights vigorously, there can be no assurance that these measures will be successful or that any issued patents will provide SONICblue with adequate protection with respect to the covered products, technology or processes.

     SONICblue has applied to the United States Patent and Trademark Office for registration of a number of trademarks and also holds common law rights in a number of trademarks. SONICblue has also applied for trademark registration of some of its trademarks in certain foreign jurisdictions. There can be no assurance that SONICblue will obtain the registrations for which it has applied. If SONICblue's use of a registered or unregistered trademark were found to violate a third party's common law or statutory trademark rights, SONICblue's business could be adversely affected.

     In addition, the laws of certain countries in which SONICblue's products are or may be developed, manufactured or sold, including China, Japan and Taiwan, may not protect SONICblue's products and intellectual property rights to the same extent as the laws of the United States.

BACKLOG

     Sales of SONICblue's products are often made pursuant to standard purchase orders that are cancelable without significant penalties. In addition, purchase orders are subject to price renegotiations and to changes in quantities of products and delivery schedules in order to reflect changes in customers' requirements and manufacturing availability. SONICblue's business, and to a large and growing extent that of the entire consumer electronics and personal computer connectivity industries, are characterized by seasonality, short lead time orders and quick delivery schedules. In addition, SONICblue's actual shipments depend on the manufacturing capacity of SONICblue's suppliers and the availability of products from such suppliers. As a result of these factors, SONICblue does not believe that its backlog at any given time is a meaningful indicator of future sales.

EMPLOYEES

     At December 31, 2000, SONICblue employed 813 individuals, of whom 130 were employed in operations, 321 in research and development, 169 in sales, marketing and technical support and 193 in administration and other support functions. Subsequent to the transfer of the graphics chips business to the joint venture between VIA and a wholly owned subsidiary of SONICblue, at March 1, 2001, SONICblue employed 535 individuals, of whom 78 were employed in operations, 181 in research and development, 169 in sales, marketing and technical support and 107 in administration and other support functions. Competition for personnel in the digital media, consumer electronics, Internet appliance and home networking industries is intense, as is competition for all categories of personnel in the Silicon Valley where many of SONICblue's employees are located. SONICblue believes that its future success will depend, in part, on its ability to continue to attract, train, motivate, retain and manage highly skilled technical, marketing and management personnel.

     None of SONICblue's employees are represented by a labor union or is subject to a collective bargaining agreement. SONICblue believes that its relations with its employees are good.

PROPERTIES

     SONICblue's principal administrative, sales, marketing, research and development facilities in Santa Clara, California consists of one building of approximately 150,000 square feet of space which is leased by SONICblue through January 2008. SONICblue relocated to its Santa Clara facilities in 1997, at which time it leased and occupied both its current space and an adjacent building also consisting of approximately 150,000 square feet. SONICblue developed both buildings in partnership with a real estate developer during 1995 and 1996. In October 1998, SONICblue sublet one of the buildings for the remaining term of the lease. In June 1999, SONICblue assigned its entire interest in the partnership to the developer for $7.8 million.
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     SONICblue leases administrative facilities in San Jose, California. One building of approximately 30,000 square feet is leased by SONICblue through January 2003. In February 2000, SONICblue terminated the lease for a second 80,000 square foot building. Additionally, SONICblue leases an 83,000 square foot facility in Milpitas, California, primarily for assembly and logistics, which is leased through January 2004. SONICblue also leases research and development and administrative facilities in Vancouver, Washington, expiring in May 2001 which will not be renewed, in Starnberg, Germany through 2001 and Winnersh, U.K. through May 2011, with three, five and 10-year cancellation options, respectively. SONICblue also leases a 38,000 square foot facility in Albany, Oregon, expiring in July 2002. During the first quarter of 2001, SONICblue entered into a new lease for a 44,000 square foot facility in Tigard, Oregon expiring in June 2008, and plans to move its operations from its Vancouver, Washington facility.

     SONICblue also leases sales or research and development offices in Atlanta, Georgia; Dallas, Houston and Austin, Texas; Chicago, Illinois; Huntsville, Alabama; Miami and Orlando, Florida; Billerica, Massachusetts; Red Bank, New Jersey; and Raleigh, North Carolina. SONICblue leases international sales, distribution or technical support offices in the metropolitan areas of Paris, France; Saarbrucken, Germany; Tokyo, Japan; Seoul, South Korea; and Taipei, Taiwan as well as warehouses in Singapore and Hong Kong in order to provide sales, distribution and technical support to customers in the United States and Asia.

LEGAL PROCEEDINGS

     Since November 1997, a number of complaints have been filed in federal and state courts seeking unspecified damages on behalf of an alleged class of persons who purchased shares of SONICblue's common stock at various times between April 18, 1996 and November 3, 1997. The complaints name as defendants SONICblue, certain of its officers and former officers, and certain directors of SONICblue, asserting that they violated federal and state securities laws by misrepresenting and failing to disclose certain information about SONICblue's business. In addition, certain stockholders have filed derivative actions in the state courts of California and Delaware seeking recovery on behalf of SONICblue, alleging, among other things, breach of fiduciary duties by such individual defendants. The plaintiffs in the derivative action in Delaware have not taken any steps to pursue their case. The derivative cases in California State court have been consolidated, and plaintiffs have filed a consolidated amended complaint. The court has entered a stipulated order in those derivative cases suspending court proceedings and coordinating discovery in them with discovery in the class actions in California State courts. On plaintiffs' motion, the federal court has dismissed the federal class actions without prejudice. The class actions in California State court have been consolidated, and plaintiffs have filed a consolidated amended complaint. SONICblue has answered that complaint. Discovery is proceeding. On January 22, 2001, four of the insurance carriers which issued directors and officers insurance to SONICblue filed suit against all parties named as defendants in the securities litigation, claiming that the carriers have no obligation to provide coverage under the California Insurance Code. While management intends to defend the actions against SONICblue vigorously, there can be no assurance that an adverse result or settlement with regard to these lawsuits would not have a material adverse effect on SONICblue's financial condition or results of operations.

     SONICblue has received from the SEC a request for information relating to SONICblue's restatement announcement in November 1997. SONICblue has responded and intends to continue to respond to such requests.

     SONICblue has also been defending several putative class action lawsuits naming Diamond, which were filed in June and July 1996 and June 1997 in the California Superior Court for Santa Clara County and the U.S. District Court for the Northern District of California. Certain former executive officers and directors of Diamond are also named as defendants. The plaintiffs purport to represent a class of all persons who purchased Diamond's common stock between October 18, 1995 and June 20, 1996, or the Class Period. The complaints allege claims under the federal securities laws and California law. The plaintiffs allege that Diamond and the other defendants made various material misrepresentations and omissions during the Class Period. The complaints do not specify the amount of damages sought. On
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March 24, 2000, the District Court for the Northern District of California
dismissed the federal action without prejudice. The parties have tentatively agreed to settle this matter, subject to final documentation and court approval, for a payment of $15.0 million. SONICblue funded $4.5 million of the settlement on November 1, 2000. SONICblue previously accrued this amount in connection with the merger with Diamond. SONICblue believes that Diamond's insurance covers the remaining $10.5 million of the settlement; Diamond's insurers have funded that amount into the settlement, although one of these insurers has served a notice of arbitration disputing its obligation to pay $3.0 million of the $10.5 million.

     Sega Corporation initiated a claim for arbitration in Tokyo, Japan against Diamond in December 1998. The claim, which arose out of an agreement entered into between Sega and Diamond in September 1995, in which Sega agreed to provide Diamond with Sega game software that Diamond would bundle with its 3-D graphics board, "The Edge," was settled in March 2001.

     C3 Sales, Inc. filed suit against SONICblue on October 6, 1999 in the Harris County (Houston), Texas District Court. The petition sought a judicial declaration that a Sales Representative Agreement entered into between C3 and SONICblue on May 19, 1999 was a valid contract that governed the relationship between the two parties. On November 8, 1999, SONICblue answered acknowledging that the May 19, 1999 agreement was a contract between the two parties. C3 failed to respond to informal requests by SONICblue to dismiss the declaratory relief action on grounds that no justiciable controversy existed between the parties. On December 3, 1999, SONICblue filed a summary judgment motion seeking judgment against C3 on the grounds that no issues of material fact remain to be determined regarding the declaratory judgment sought by C3. C3 responded by filing an amended petition raising new matters. Specifically, C3's new claims allege that the Sales Representative Agreement applies to Diamond products, and that certain commissions due under the agreement have not been paid. SONICblue intends to defend this action vigorously.

     On January 6, 2000, PhoneTel Communications, Inc. filed a complaint for patent infringement against a group of defendants, including Diamond, in the United States District Court for the Northern District of Texas. The settlement of this lawsuit was effective in April 2001.

     The digital media, consumer appliance and home networking industries are characterized by frequent litigation, including litigation regarding patent and other intellectual property rights. SONICblue is party to various legal proceedings that arise in the ordinary course of business. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of all such pending matters will not have a material adverse effect on SONICblue's financial position or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read this together with the SONICblue financial statements and other financial information included in this document. This document contains forward-looking statements that involve risks and uncertainties. SONICblue's actual results may differ materially from those indicated in the forward-looking statements. Please see "Cautionary Statement Concerning Forward-Looking Statements" elsewhere in this document.

OVERVIEW

     SONICblue Incorporated, previously known as S3 Incorporated, designs, develops and markets products for the digital media, consumer electronics, internet appliance and home networking markets. SONICblue's products include the Rio line of digital music players, the HomeFree line of home networking products and the Supra line of modems. Prior to the transfer in January 2001 of its graphics chips business to a joint venture between VIA Technologies, Inc., or VIA, and a wholly owned subsidiary of SONICblue, SONICblue was a leading supplier of graphics and multimedia accelerator subsystems for PCs for over ten years.

     In September 1999, SONICblue made a significant strategic shift by merging with Diamond Multimedia Systems, Inc., or Diamond, an established PC original equipment manufacturer, or OEM, and

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

retail provider of communications and home networking solutions, PC graphics and audio add-in boards, digital audio players and Internet appliances. The transaction was accounted for as a purchase, and, accordingly, the results of operations of Diamond and the estimated fair value of assets acquired and liabilities assumed are included in SONICblue's consolidated financial statements as of September 24, 1999, the effective date of the purchase.

     In October 1999, SONICblue announced that it caused RioPort, Inc., formerly RioPort.com Inc., which was a wholly owned subsidiary, to sell shares of its preferred stock to third party venture capital and strategic investors. RioPort is developing an integrated platform for acquiring, managing and experiencing music and spoken audio programming from the Internet. As a result of the preferred stock financing, SONICblue retained a minority investment in RioPort and accounts for its investment using the equity method. In addition, in November 1999, SONICblue received $10.9 million for the sale of OneStep, LLC to RioPort. In June 2000, RioPort sold additional preferred stock to third party investors. As part of this financing, SONICblue invested an additional $10.7 million in RioPort, maintaining its percentage ownership of RioPort. In the fourth quarter of 2000, RioPort sold additional preferred stock to third party investors. As of December 31, 2000, SONICblue held approximately 33% of RioPort's outstanding stock.

     In November 1999, SONICblue established a joint venture with VIA to bring high-performance integrated graphics and core logic chip sets to the volume OEM desktop and notebook PC markets. The joint venture, S3-VIA Inc., was jointly funded, with access to both SONICblue's and VIA's technology as well as distribution rights for developed products between SONICblue and VIA. At December 31, 2000, SONICblue owned 50.1% of the voting common stock of S3-VIA and accordingly, SONICblue consolidates the accounts of S3-VIA in its consolidated financial statements.

     In August 2000, SONICblue began the shutdown of its Diamond Multimedia-branded graphics add-in board business. SONICblue will continue to supply and support its OEM customers, channel partners and end-users for the existing line of Diamond Multimedia-branded PC graphics add-in cards, but has ceased development of follow-on products. The shut-down did not extend to SONICblue's professional graphics division, headquartered in Germany, which continued to develop and market its line of Fire GL graphics accelerators. As discussed below, SONICblue sold the professional graphics division to ATI Technologies, Inc. in March 2001.

     In September 2000, SONICblue formed frontpath, inc. as a wholly owned subsidiary to develop Information Appliances, such as accessible wireless portable devices to allow businesses and consumers to live connected at home, at work and at play.

     In November 2000, SONICblue acquired U.K. digital audio equipment manufacturer Empeg Limited, known as empeg, for $1.9 million. This acquisition was accounted for as a purchase. One of the first companies to design and bring to market digital audio players for automobiles, empeg has become a part of SONICblue's Rio division, and empeg's technology formed the basis for the recently introduced Rio Car audio player.

     In January 2001, SONICblue completed the transfer of its graphics chips assets, other than its shares of S3-VIA, to S3 Graphics Co., Ltd., a joint venture between VIA and a wholly owned subsidiary of SONICblue. The joint venture will manufacture and distribute graphics products and conduct related research and development activities. Pursuant to the joint venture agreement with VIA, SONICblue received 13 million shares of SONICblue common stock as payment, and the joint venture assumed certain liabilities relating to the graphics chips business. Upon the occurrence of events specified in the investment agreement between SONICblue and VIA, SONICblue must pay specified liquidated damages, subject to a maximum damages cap. Under the joint venture agreement, SONICblue will also receive earn-out payments if the new venture meets specified profitability goals. SONICblue, through its wholly owned subsidiary, owns all of the outstanding shares of Class A stock of the joint venture, which represents 50% of the voting power of the joint venture with respect to the election of directors and 0.1% of the economic interest of the joint venture. At closing, SONICblue issued to a wholly owned subsidiary of VIA a warrant to purchase up to 2 million shares of SONICblue common stock at an exercise price of

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

$10.00 per share, for an aggregate exercise price of $20 million. SONICblue retained its ownership of 50.1% of the voting common stock of S3-VIA, Inc., another joint venture with VIA.

     In February 2001, SONICblue announced that it signed a definitive agreement to acquire Sensory Science, which is the subject of this proxy statement/prospectus. Pending the consummation of the acquisition of Sensory Science, SONICblue has made loans to Sensory Science in the amount of $6.0 million and has obtained a warrant to purchase 5,357,143 shares of Sensory Science common stock.

     In March 2001, SONICblue signed a definitive agreement to acquire ReplayTV, Inc., a developer of personal television technology. Under the terms of the agreement, SONICblue will issue an aggregate of 15.5 million shares of common stock and options and warrants to purchase shares of SONICblue common stock in exchange for all of ReplayTV's outstanding equity, and ReplayTV will become a wholly owned subsidiary of SONICblue. The agreement also provides that if the value of the SONICblue common stock to be issued to stockholders of ReplayTV at the closing of the transaction is less than $80 million, ReplayTV may terminate the agreement unless SONICblue, at its option, either pays additional cash or issues additional shares to bring the value at closing to $80 million. In connection with the proposed acquisition of ReplayTV, SONICblue has made loans to Replay in the amount of $10 million and agreed to loan ReplayTV up to an additional $6 million.

     In March 2001, SONICblue completed the sale to ATI Technologies of its professional graphics division, based in Starnberg, Germany, which produces the Fire GL line of graphics accelerators. Under the terms of an Asset Purchase Agreement, SONICblue received $2.7 million in cash and is eligible to receive further financial consideration of up to $7.3 million, contingent upon the Fire GL graphics business, as operated by ATI, achieving future performance targets.

RECENT DEVELOPMENTS

     Net sales for the three months ended March 31, 2001 were $49.8 million, and did not include revenues from the graphics chips assets subsequent to their transfer to the joint venture with VIA, but included net sales from S3-VIA, Inc. SONICblue had a negative gross margin of 34% for the three months ended March 31, 2001, and a loss of $38.3 million, or $0.47 per share, before amortization of goodwill, losses from equity investees, reserves for discontinued products and losses related to its investment in UMC. For the three months ended March 31, 2001, SONICblue recognized an unrealized loss of $406.0 million and a realized loss of $52.0 million related to the decline in value of its investment in UMC. Net loss for the three months ended March 31, 2001, inclusive of goodwill amortization and all charges, was $335.8 million, or $4.11 per share.

RESULTS OF OPERATIONS

     The results of operations of SONICblue include the results of Diamond beginning in September 1999, the results of S3-VIA, Inc. beginning in November 1999, and the results of empeg beginning in November 2000. The results also include the results from the Diamond Multimedia-branded graphics add-in board business, since the acquisition of Diamond, and its graphics chip business. SONICblue began the shut down of its Diamond Multimedia-branded graphics add-in boards business in August 2000, and it transferred the assets of its graphics chips business, other than its shares of S3-VIA, to S3 Graphics Co., Ltd., in January 2001. See Note 17 to the consolidated financial statements beginning on page F-26 for unaudited pro forma information giving effect to the transfer of the graphics chips assets to S3 Graphics Co., Ltd.

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

     The following table sets forth for the years indicated certain financial data as a percentage of net sales:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              2000     1999     1998
                                                              -----    -----    -----
Net sales...................................................  100.0%   100.0%   100.0%
Cost of sales...............................................  102.2     87.1    100.9
                                                              -----    -----    -----
Gross margin (loss).........................................   (2.2)    12.9     (0.9)
Operating expenses:
  Research and development..................................   15.5     21.0     35.0
  Selling, marketing and administrative.....................   23.6     15.0     18.7
  Restructuring expense.....................................    1.3       --      2.7
  Other operating expense...................................     --      1.9     15.7
  Amortization of goodwill and intangibles..................    8.3      3.4       --
                                                              -----    -----    -----
     Total operating expenses...............................   48.7     41.3     72.1
                                                              -----    -----    -----
Income (loss) from operations...............................  (50.9)   (28.4)   (73.0)
  Gain on sale of joint venture.............................    2.7      6.4     11.9
  Gain (loss) on UMC Investment, net........................  162.0       --       --
  Gain on sale of other investments.........................    1.1       --       --
  Equity income (loss) of investees.........................   (2.1)      --      7.8
  Other income (expense), net...............................   (2.1)    (0.3)    (2.4)
                                                              -----    -----    -----
Income (loss) before income taxes...........................  110.7%   (22.3)%  (55.7)%
Income tax expense (benefit)................................   52.4    (13.6)    (5.3)
                                                              -----    -----    -----
Net income (loss)...........................................   58.3%    (8.7)%  (50.4)%
                                                              =====    =====    =====

  Net Sales

     SONICblue's products are used in, and its business is dependent upon, the PC industry and growth of the Internet. Sales of SONICblue's products are primarily in the United States, Asia and Europe. Net sales were $536.7 million in 2000, an increase of 52% from $352.6 million in 1999. Net sales increased from 1999 to 2000 because of the acquisition of Diamond in 1999 and the inclusion of the revenue of Diamond products in SONICblue's financial results of operations beginning on September 24, 1999. Net sales in 2000 consisted primarily of SONICblue's graphics chips, Diamond brand graphics add-in cards, modem and communications products and Rio digital audio players, while net sales for 1999 consisted primarily of SONICblue's graphics chips. Net sales for 2000 for SONICblue's graphics chips were $226.9 million.

     Sales increased from 1998 to 1999 because of the acquisition of Diamond and the inclusion of the revenue of Diamond products in SONICblue's financial results of operations beginning on September 24, 1999. In addition, SONICblue introduced products into new markets such as add-in graphics cards and replaced older generation products in the desktop and laptop PC markets, resulting in an increased volume of product shipments and higher average selling prices.

     SONICblue expects that the percentage of its net sales represented by any one product or type of product may change significantly from period to period as new products are introduced and existing products reach the end of their life cycles. Due to competitive price pressures, SONICblue's products experience declining average selling prices over time, which at times can be substantial.

     Export sales accounted for 56%, 70% and 89% of net sales in 2000, 1999 and 1998, respectively. Approximately 33% of export sales in 2000 were to affiliates of United States customers. SONICblue expects that export sales will continue to represent a significant portion of net sales, although there can be no assurances that export sales as a percentage of net sales will remain at current levels. All sales transactions are denominated in U.S. dollars.

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

     Sales to original equipment manufacturers, or OEMs, were significant to net sales in 2000. One OEM customer accounted for 21% of net sales in 2000. Two customers accounted for 19% and 10% of net sales in 1999. Three customers accounted for 39%, 14% and 13% of net sales in 1998. SONICblue expects a significant portion of its future sales to remain concentrated within a limited number of strategic customers. Sales to any particular customer may fluctuate significantly from quarter to quarter.

  Gross Margin

     SONICblue had a negative gross margin of 2% in 2000, a positive gross margin of 13% in 1999 and a negative gross margin of 1% in 1998. The negative gross margin in 2000 was primarily the result of lower margin products sold by the Rio and Access divisions and a $3.4 million charge for the write-down of inventory relating to the shutdown of the Diamond Multimedia branded graphics add-in board business. Another factor resulting in decreased gross margin was the highly competitive pricing pressures in the market for mainstream and entertainment graphics accelerators. This was partially offset by improving margins on SONICblue's desktop chips and communications products.

     Gross margin in 1999 as compared to gross margin in 1998 was favorably impacted by an increase in average selling prices and an increase in sales of products with higher margins (primarily graphics chips), partially offset by charges for excess and obsolete inventory and lower of cost or market reserves made in 1999.

     The negative gross margin in 1998 was a result of decreases in overall average selling prices of the ViRGE and Trio family of graphics chips. Also affecting the negative gross margin were charges for excess and obsolete inventory, lower of cost or market reserves established for SONICblue's 2-D and 3-D products, a $4.0 million charge for underutilized prepaid production capacity and yield losses.

     In the future, SONICblue's gross margins may be adversely affected by increased competition and related decreases in average selling prices, particularly with respect to older generation products, timing of volume shipments of new products, the availability and cost of products from SONICblue's suppliers, changes in the mix of products sold and the extent to which SONICblue incurs additional licensing fees. Negative gross margins could continue in the future.

  Research and Development Expenses

     SONICblue has made and intends to continue to make significant investments in research and development to remain competitive by developing new and enhanced products. Research and development expenses were $83.4 million in 2000, $73.9 million in 1999 and $78.6 million in 1998.

     Research and development expenses increased by 13% from 1999 to 2000 as a result of inclusion of headcount and related expenses associated with the Diamond acquisition, which were included in SONICblue's results of operations for the entire year. Research and development expenses decreased by 6% from 1998 to 1999 as a result of an increased focus on core technology and products. Concentration of research and development efforts resulted in lower headcount and related costs. Write-offs of idle and excess capital equipment in 1998 resulted in lower depreciation and maintenance charges in 1999. Also, research and development expenses for 1998 reflect approximately $3.0 million in charges for SONICblue's discontinued audio and communications product lines and the write-offs of idle, excess and obsolete capital equipment associated with research and development projects terminated during the year.

  Selling, Marketing and Administrative Expenses

     Selling, marketing and administrative expenses were $126.9 million in 2000, $52.8 million in 1999 and $41.9 million in 1998. The 140% increase in selling, marketing and administrative expenses from 1999 to 2000 was due primarily to the integration and combination of selling, marketing and administrative headcount and related expenses associated with the acquisition of Diamond and Empeg Limited. Other factors that affected marketing expenses were costs associated with the refocusing of SONICblue's business, including its name change and image in November 2000.

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

     The 26% increase in selling, marketing and administrative expenses from 1998 to 1999 was primarily due to the acquisition of Diamond in October 1999 and additional sales, marketing and administrative expenses required to support the increase in revenue from 1998 to 1999. As a percentage of revenue, selling, marketing and administrative expenses decreased from 19% in 1998 to 15% in 1999.

  Restructuring Expense

     In August 2000, SONICblue adopted a restructuring plan relating to the shutdown of its Diamond Multimedia-branded add-in board business to reflect its long term strategy and focus. Restructuring expenses of $6.7 million in 2000 related to the shutdown included write-off of intangibles, facilities closure expenses and personnel severance compensation and related expenses. As part of the restructuring, SONICblue also wrote off $3.4 million of inventory, through cost of sales. At December 31, 2000, the reserve remaining for these items was $2.1 million. Aside from the original write-off of intangibles, reductions in the reserve were the result of cash payments. SONICblue expects the plan to be completed by the end of 2001.

     In July 1998, SONICblue implemented a restructuring plan, resulting in a charge of $6.1 million, in order to align resources with a new business model and to lower SONICblue's overall cost structure. In connection with the restructuring, SONICblue reduced its headcount and consolidated facilities. Severance and related benefits related to the reduction of approximately 70 employees were paid by the end of the second quarter of 1999. The number of temporary employees and contractors used by SONICblue was also reduced. The restructuring expense included the write-off and write-down in carrying value of equipment, which consists primarily of workstations, personal computers and furniture that are no longer utilized in SONICblue's operations. These assets were written down to their estimated fair value less cost to sell. Facility closure expenses were incurred as a result of the vacating of one of two leased buildings at SONICblue's headquarters and include leasehold improvements, furniture, fixtures and network costs. SONICblue completed its move in 1999.

  Other Operating Expense

     Other operating expense in 1999 included a write-off of acquired technologies of $6.7 million related to the purchase of Diamond on September 24, 1999. This was determined through valuation techniques generally used by appraisers in the high-technology industry and was immediately expensed in the period of acquisition because technological feasibility had not been established and no alternative use had been identified.

     Other operating expense in 1998 included a write-off of acquired technologies of $8.0 million and a charge for impairment of long-lived assets of $27.2 million.

  Amortization of Goodwill and Intangibles

     Amortization of goodwill and intangibles increased from $12.2 million in 1999 to $44.4 million in 2000 primarily due to the full year of amortization of goodwill and intangibles recorded as a result of the Diamond acquisition. The Diamond acquisition was effective in September 1999, at which time the amortization began.

  Gain on Sale of Manufacturing Joint Venture

     On December 31, 1997, SONICblue entered into an agreement with United Microelectronics Corporation, or UMC, to sell to UMC 80 million shares of stock of United Semiconductor Corporation, or USC, for a price of 2.4 billion New Taiwan Dollars. SONICblue received the sales price, which was, approximately $68.0 million in January 1998 upon closing. The gain on the sale of stock in USC recorded in 1998 was $26.6 million.

     In June 1999, SONICblue amended its agreement with UMC. Under the terms of the amended agreement, UMC has agreed to pay SONICblue, subject to certain conditions, 1.4 billion New Taiwan

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

Dollars (totaling approximately $37.2 million in cash over the period that the cash was received) and SONICblue has agreed to release UMC from contingencies associated with the sale of 80 million shares of stock of USC in January 1998 (described in the preceding paragraph) and to grant a license to UMC for 29 patents covering multimedia products and integrated circuit manufacturing technology for use in products manufactured by UMC. SONICblue recognized the gain on this transaction over five fiscal quarters beginning in the quarter ended June 30, 1999, as payments were received. In 1999, the gain recognized on the sale of the stock in USC was $22.4 million. In 2000, the gain recognized on the sale of stock in USC was $14.7 million.

  Gain on UMC Investment, net

     In June 1999, UMC announced a foundry consolidation plan whereby USC, United Integrated Circuits Corporation, United Silicon Incorporated and UTEK Semiconductor Corporation would be merged into UMC. Under the terms of the consolidation plan, each of SONICblue's shares in the USC joint venture would be exchanged for one share of UMC. On January 4, 2000, SONICblue's 252 million shares of USC were exchanged for 252 million shares of UMC stock. SONICblue recorded a gain on the transfer of the shares of $884.2 million to recognize the difference in the carrying value of its investment in USC, a privately held company, and the fair market value of the UMC, a publicly traded company, shares on the date of the transfer. Approximately half of the shares received are subject to sale restrictions and are carried at market value as of January 4, 2000 as long-term assets in the accompanying balance sheet at December 31, 2000. As the remaining shares are freely tradable, the investment is adjusted to fair market value in accordance with SFAS 115 and classified as short-term investments.

     SONICblue received a 20% stock dividend, or approximately 50.4 million shares of UMC stock, in April 2000, increasing SONICblue's holdings to approximately 302 million shares of UMC stock. SONICblue sold 10 million shares of UMC stock in August 2000 on the Taiwan Stock Exchange receiving net proceeds of $25.1 million. SONICblue sold 5 million shares of UMC stock in December 2000 on the Taiwan Stock Exchange receiving net proceeds of $6.4 million. These transactions resulted in an aggregate net loss of $10.8 million. At December 31, 2000, approximately 161 million shares are classified as a current asset with approximately 126 million shares classified as a long-term asset.

     At December 31, 2000, the market value of both SONICblue's short-term and long-term investment in UMC had declined $519.8 million below its original cost basis. It was determined that this decline was related to the downturn in the semiconductor industry as a whole and was temporary in nature due to the historically cyclical nature of the industry. The available-for-sale portion of SONICblue's investment was marked-to-market through other comprehensive income as required by SFAS 115.

     Subsequent to year-end, the market value of SONICblue's investment in UMC remained significantly below its cost. In the first quarter of 2001, SONICblue sold 35 million shares of UMC on the Taiwan Stock Exchange. As of March 31, 2001, SONICblue's 252 million UMC shares held as of that date were worth approximately $408 million, based on the closing price of UMC shares on the Taiwan Stock Exchange on that date and the U.S. dollar to New Taiwan Dollar exchange rate prevailing on that date. The downturn in the semiconductor industry and the economy in general appears to be more severe than previously anticipated. There is a great deal of uncertainty regarding when the semiconductor industry will recover from this down cycle and the impact this down cycle will have on the value of the UMC shares.

  Gain on Sale of Other Investments

     In fiscal year 2000, SONICblue recognized a gain in the amount of $5.9 million from the sale of certain non-strategic investments in corporate equity securities. There were no comparable transactions in either fiscal 1999 or 1998.

  Equity Income/(Loss) of Investees

     Investments in entities in which SONICblue does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. In 2000,
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

SONICblue's share of losses in these entities was $11.4 million. In 1999, the loss was $0.05 million. In 2000, the loss was principally due to SONICblue's share of losses from RioPort, Inc. In 1998, SONICblue recognized income of $17.5 million, attributable to its investment in USC.

  Interest Expense

     Interest expense increased from $6.2 million in 1998 to $7.2 million in 1999 to $9.2 million in 2000, primarily due to SONICblue's increased borrowings on its bank facility.

  Other Income (Expense), Net

     Other income (expense), net changed from a net other income of $6.3 million in 1999 to a net expense of $1.9 million in 2000. This was the result of higher foreign currency translation losses in 2000 and lower interest income due to the decreasing balance of short-term investments. Other income (expense), net changed from net other expenses in 1998 of $0.9 million to net other income in 1999 primarily due to non-recurring write-offs of certain equity investments and royalty expenses that occurred in 1998 and an increase in sublease income in 1999 as well as a decrease in interest income due to decreasing balances of short-term investments.

INCOME TAXES

     SONICblue's effective tax rate for 2000 was 47.4%, compared to the benefit tax rates of 60.9% and 9.6% for 1999 and 1998, respectively. The effective tax rate for 2000 reflects the effects of the gain on the UMC shares and the inability to use the goodwill amortization and foreign losses to reduce taxable income. The effective tax rate for 1999 reflects the expected benefits of current year and prior year net operating loss and tax credit carryovers. The effective tax rate for 1998 reflects the expected benefits of current year loss carrybacks net of the establishment of a valuation allowance in 1998 against the beginning of the year balance of net deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

     Cash used for operating activities was $221.2 million in 2000 and consisted primarily of SONICblue's operating income of $312.8 million, which included a non-cash gain on its UMC investment of $869.4 million, and other investments of $20.2 million. This was partially offset by non-cash charges including deferred income taxes of $278.2 million, amortization and depreciation of $64.8 million and equity in losses of investee of $11.4 million.

     Cash used for operating activities was $67.5 million in 1999 and consisted primarily of SONICblue's operating loss of $30.8 million, an increase in deferred income taxes of $61.7 million and an increase in inventories of $34.7 million. These were partially offset by non-cash charges including depreciation, amortization and write-off of acquired technologies and by decreases in accounts receivable and prepaid expenses and other and increases in accounts payable, accrued liabilities and income taxes payable.

     Cash used for operating activities was $9.3 million in 1998. SONICblue's operating loss of $113.2 million was offset by non-cash charges including deferred income taxes, depreciation, amortization, loss on the disposal of equipment, write-off of prepaid production capacity, the utilization of production capacity rights, write-off of impaired assets and the write-off of acquired technologies. SONICblue sold a portion of its interest in USC during 1998 and recognized a gain of $26.6 million. In addition, SONICblue recognized $17.5 million in income from its 15.75% equity investment in USC. The non-cash charges were offset by decreases in accounts receivable and inventories of $36.8 million and $60.5 million, respectively. Accounts receivable decreased as a result of lower net sales by SONICblue, while inventories decreased as the result of lower production volumes and charges taken during 1998 for excess and obsolete inventory, lower of cost or market reserves and yield losses. Accounts payable decreased as a direct result of lower inventory purchases.

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

     Investing activities provided cash of $29.5 million in 2000 and consisted primarily of sales and maturities of short-term investments, including a portion of SONICblue's UMC investment, of $170.2 million, cash received related to the sale of USC shares of $14.7 million, offset by the additional purchase cost of merging with Diamond of $6.3 million, purchases of short-term investments, and equity investments in technology companies and other acquisitions of $140.2 million and purchases of property and equipment of $8.9 million. Investing activities provided cash of $38.7 million in 1999 and consisted primarily of maturities of short-term investments of $148.9 million, cash received from UMC related to the sale of USC shares of $22.4 million and cash received from the sale of investment in real estate partnership of $7.8 million, offset by purchases of short-term investments of $107.7 million, the merger with Diamond, net of cash acquired of $22.5 million and net purchases of property and equipment of $6.6 million. Investing activities used cash of $38.9 million in 1998 and consisted primarily of $40.0 million used in a patent purchase and cross-licensing agreement with Cirrus Logic, Inc., $5.9 million of property and equipment purchase, and $125.4 million of short-term investment purchases, offset by $66.7 million of maturities of short-term investments and $68.0 million from the sale of a portion of SONICblue's joint venture in USC. SONICblue expects capital requirements for 2001 to be consistent with those for 2000.

     Financing activities provided cash of $182.5 million in 2000 and consisted of sales of common stock of $162.0 million, including proceeds from the private sale of stock to VIA and borrowings of notes payable in the amount of $20.5 million. Financing activities provided cash of $38.0 million in 1999 and consisted of sales of common stock, net, including $34.4 million received from the sale of stock to three foreign investors, and the sale of a warrant to Intel, offset partially by repayments of notes payable. Financing activities used cash of $11.3 million in 1998 and consisted primarily of repayments of notes payable and equipment financing, offset partially by sales of common stock, net.

     In 1995, SONICblue entered into two long-term manufacturing capacity arrangements. SONICblue entered into an agreement with UMC and Alliance Semiconductor Corporation to form USC, a separate Taiwanese company, for the purpose of building and managing a semiconductor manufacturing facility in the Science Based Industrial Park in Hsin Chu City, Taiwan, R.O.C. SONICblue invested $53.0 million in 1996 and $36.4 million in 1995 for its 23.75% equity interest. The facility commenced production utilizing advanced submicron semiconductor manufacturing processes in late 1996. In January 1998, SONICblue reduced its equity interest to 15.75% through the sale of a portion of its USC shares, and received approximately $68 million in cash. In January 2000, SONICblue's USC shares were exchanged for 252 million UMC shares. SONICblue has the right to purchase up to 31.25% of the output from the foundry. In addition, SONICblue expanded and formalized its relationship with TSMC to provide additional capacity over the 1996 to 2000 timeframe. During the second quarter of 1999, SONICblue and TSMC agreed to extend the capacity term of the agreement two years to 2002. The agreement with TSMC requires SONICblue to make certain annual advance payments to be applied against the following year's capacity. SONICblue signed promissory notes to secure these payments, which totalled $9.6 million as of December 31, 1999. In July 2000, SONICblue terminated its take or pay contract with TSMC and its foundry relationship with UMC. SONICblue received a refund of approximately $4.8 million and the notes payable were cancelled.

     Working capital at December 31, 2000 and December 31, 1999 was $161.5 million and $100.1 million, respectively. At December 31, 2000, SONICblue's principal sources of liquidity included cash and equivalents of $36.6 million and $9.0 million in short term investments. In addition, SONICblue held shares of UMC, which it classifies as a current asset, valued at $228.7 million at December 31, 2000 based upon then existing New Taiwan Dollar to U.S. Dollar exchange rates and UMC's market prices on the Taiwan Stock Exchange. Using the market value and exchange rate at March 31, 2001, these shares were valued at $205.1 million. At December 31, 2000, SONICblue had short-term lines of credit and bank credit facilities totaling $79.3 million, of which approximately $6.6 million was unused and available. SONICblue believes that its current capital resources will satisfy SONICblue's projected working capital and capital expenditure requirements for at least the next 12 months.

     SONICblue is currently a party to certain legal proceedings. Litigation could result in substantial expense to SONICblue. These legal proceedings are described in the section entitled "Information about SONICblue
Incorporated -- SONICblue's Business -- Legal Proceedings."

RECENT ACCOUNTING PRONOUNCEMENTS

     As of January 1, 2001, SONICblue adopted Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, or Statement 133, which was issued in June 1998, and its amendments Statement 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB No. 133 and 138, Accounting for Derivative Instruments and Certain Hedging Activities issued in June 1999 and June 2000, respectively, which collectively are referred to as Statement 133.

     As a result of the adoption of Statement 133, SONICblue will recognize all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial instruments at fair value regardless of the purpose or the intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in stockholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedging accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair value of derivatives used as hedges of the net investment in foreign operations are reported in other comprehensive income as part of the cumulative translation adjustment. Changes in fair value of derivatives not qualifying as hedges are reported in income.

     In the fourth quarter of 2000, SONICblue implemented Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101, retroactively to January 1, 2000. SAB 101 requires that the following criteria must be met before revenues can be recorded: (a) persuasive evidence that an arrangement exists, (b) delivery has occurred or services have been rendered,
(c) the seller's price to the buyer is fixed or determinable, and (d) collectibility is reasonably assured. There was no cumulative effect associated with implementing SAB 101.

     In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25. FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of an employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan,
(c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective July 2, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of FIN 44 did not have a material impact on SONICblue's financial position, results of operation, or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INVESTMENT PORTFOLIO

     SONICblue does not use derivative financial instruments in its investment portfolio. SONICblue invests in instruments that meet high credit quality standards, as specified in its investment policy. SONICblue also limits the amount of credit exposure to any one issue, issuer or type of investment.

     The table below summarizes SONICblue's investment cash and equivalents and its short-term investments (all short-term investments are classified as available for sale).

                                                          FAIR VALUE
                                                     ---------------------
                                                     (IN THOUSANDS, EXCEPT
                                                        INTEREST RATES)
At December 31, 2000
Cash and equivalents...............................        $ 36,582
Weighted average interest rate.....................            5.33%
Short-term investments.............................        $  9,017
Weighted average interest rate.....................            5.52%
Total portfolio....................................        $ 45,599
Weighted average interest rate.....................            5.37%
At December 31, 1999
Cash and equivalents...............................        $ 45,825
Weighted average interest rate.....................            4.94%
Short-term investments.............................        $ 58,918
Weighted average interest rate.....................            6.48%
Total portfolio....................................        $104,743
Weighted average interest rate.....................            5.81%

     A hypothetical 10% change in market interest rates would not have a material effect on SONICblue's operations, cash flows, or the value of its short-term investments.

     SONICblue also holds an investment in UMC, a publicly traded company, which was carried at $635.0 million on SONICblue's consolidated balance sheet at December 31, 2000. This investment is subject to market risk. At December 31, 2000, the market value of both SONICblue's short-term and long-term investment in UMC had declined to $407.2 million. A 10% decline in the market value of the UMC stock would reduce the market value of the number of shares SONICblue held at December 31, 2000 by approximately $40.7 million. It was determined that the decline from the carrying value at December 31, 2000 and the original cost basis was related to the downturn in the semiconductor industry as a whole and was temporary in nature due to the historically cyclical nature of the industry. Subsequent to the year end, the market value of the investment in UMC remained significantly below cost. As of March 31, 2001, SONICblue's 252 million UMC shares held as of that date were worth approximately $408.0 million, based on the closing price of UMC shares on the Taiwan Stock Exchange on that date and the U.S. dollar to New Taiwan Dollar exchange rate prevailing on that date. The downturn in the semiconductor industry and the economy in general appears to be more severe than previously anticipated. There is a great deal of uncertainty regarding when the semiconductor industry will recover from this down cycle. Because SONICblue concluded that the decline in value was other than temporary, it reported an unrealized loss on its UMC investment of $406.0 million and a realized loss of $52.0 million for the three months ended March 31, 2001.

CONVERTIBLE SUBORDINATED NOTES

     In September 1996, SONICblue completed a private placement of $103.5 million aggregate principal amount of convertible subordinated notes. The notes mature in 2003. Interest is payable semi-annually at 5 3/4% per annum. The notes are convertible at the option of the note holders into SONICblue's common stock at an initial conversion price of $19.22 per share, subject to adjustment. During 2000, $0.2 million in notes were converted into common stock. Beginning in October 1999, the notes became redeemable at the option of SONICblue at an initial redemption price of 102% of the principal amount. The fair value of the convertible subordinated notes at December 31, 2000 and 1999 was approximately $70.92 million and $96.13 million, respectively. A hypothetical 10% change in market interest rates would not have a material adverse effect on SONICblue's operations, cash flows or the fair value of the convertible subordinated notes.

IMPACT OF FOREIGN CURRENCY RATE CHANGES

     SONICblue invoices its customers in U.S. dollars for all products. SONICblue is exposed to foreign exchange rate fluctuations as the financial results of its foreign subsidiaries are translated into U.S. dollars in consolidation. The foreign subsidiaries maintain their accounts in the local currency of the foreign location in order to centralize the foreign exchange risk with SONICblue.

     The effect of foreign exchange rate fluctuations on SONICblue's financial statements for the years ended December 31, 2000 and 1999 was not material. From time to time SONICblue uses foreign exchange contracts as a means for hedging assets or liabilities denominated in foreign currencies. As of December 31, 2000, SONICblue held no exchange contracts. As of December 31, 1999, SONICblue had the following foreign exchange contracts:

                                                   MATURITY DATE    NOTIONAL    FAIR VALUE
                                                   -------------    --------    ----------
                                                                        (IN THOUSANDS)
Foreign Currency Forward Exchange Contracts:
  275,905,000 New Taiwan Dollars.................  April 3, 2000     $8,489       $(200)
  275,905,000 New Taiwan Dollars.................   July 5, 2000     $8,466       $(186)

DIRECTORS AND EXECUTIVE OFFICERS OF SONICBLUE

     The following table shows information about SONICblue's directors and executive officers as of May 8, 2001:

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Kenneth F. Potashner.................  43     Chairman of the Board, President and Chief Executive
                                              Officer
Paul G. Franklin.....................  57     President, Multimedia Division
John J. Todd.........................  40     Vice President, Chief Financial Officer, Chief
                                              Operating Officer and Secretary
William F. McFarland.................  49     Vice President and Controller
Andrew L. Wolfe......................  38     Vice President and Chief Technical Officer
Richard Burns........................  46     Vice President, Worldwide Sales
Terry N. Holdt.......................  57     Vice Chairman of the Board
Robert P. Lee........................  48     Director
Carmelo J. Santoro...................  59     Director
James T. Schraith....................  43     Director

     Kenneth F. Potashner has served as Chairman of the Board, President and Chief Executive Officer of SONICblue since October 1998. Mr. Potashner has been a director of Maxwell Technologies, Inc. since April 1996 and became Chairman of the Board of Maxwell Technologies in April 1997. From the time he joined Maxwell Technologies in April 1996 until October 1998, Mr. Potashner served as the President, Chief Executive Officer and Chief Operating Officer. From 1994 to April 1996, he served as Executive Vice President, Operations for Conner Peripherals, Inc. From 1991 through 1994, Mr. Potashner was Vice President, Product Engineering, for Quantum Corporation. Mr. Potashner is also a member of the Board of Directors of Newport Corporation.

     Paul G. Franklin is Senior Vice President, Business Development, and joined SONICblue in September 1992. From March 1991 to September 1992 he was a consultant to SONICblue. Mr. Franklin was a consultant for a number of semiconductor companies from January 1990 through March 1991. From March 1986 to December 1989, Mr. Franklin was Vice President of Operations of Actel Corporation, a supplier of field programmable gate arrays. Prior to 1986, Mr. Franklin held various management positions at Monolithic Memories Inc., a supplier of semiconductor memories and programmable logic.

     John J. Todd joined SONICblue in May 2001 as Vice President, Chief Financial Officer, Chief Operating Officer and Secretary. From October 1998 to January 2001, Mr. Todd was the Senior Vice President and Chief Financial Officer at Gateway, Inc. where he had responsibility for operational finance, tax, audit, treasury, financial systems and reporting. From 1997 to October 1998, Mr. Todd was employed by Allied Signal, Inc., most recently as Chief Financial Officer, Allied Signal Engines. From 1996 to 1997, Mr. Todd was Chief Financial Officer of the Boston Market operations of Boston Chicken, Inc. In October 1998, Boston Chicken, Inc. and its Boston Market related subsidiaries filed voluntary petitions under Chapter 11 of the Federal Bankruptcy Code. From 1988 to 1996, Mr. Todd employed by Pepsico, Inc., most recently as Vice President -- Portfolio Management, Pizza Hut, Inc.

     William F. McFarland joined SONICblue in January 2000 as Vice President and Controller. He served as Interim Chief Financial Officer and Secretary from August 2000 to May 2001. Mr. McFarland became SONICblue's Assistant Secretary in May 2001. From January 1988 to December 1999, Mr. McFarland served in a variety of finance and information technology management positions at SGI, Inc., a provider of high-performance computing and visualization solutions for technical and creative users. From September 1985 to December 1987, Mr. McFarland served as Tax Director of Spectra-Physics, Inc., a manufacturer of laser systems.

     Richard Burns joined SONICblue in March 2001 as Vice President, Worldwide Sales. From March 1999 to March 2001 he was Senior Vice President, Worldwide Sales at 3Dfx Interactive,Inc., a supplier of graphics chips for personal computers. From September 1998 to March 1999 he worked as a consultant for

Disney Interactive. From December 1995 to May 1998 he served as Executive Vice President, Domestic Publishing for GT Interactive Software, a game software publisher.

     Andrew L. Wolfe joined SONICblue in June 1997 and became Vice President and Chief Technical Officer in May 1999. From September 1991 to 1997 he was an Assistant Professor at Princeton University where he taught Electrical Engineering.

     Terry N. Holdt has served as Vice Chairman of the Board since November 1998. He previously served as Chairman of the Board from December 1997 to November 1998, and as a director since January 1992. Mr. Holdt served as SONICblue's Chief Executive Officer and President from December 1997 to October 1998 and from January 1992 to August 1996. Mr. Holdt served as Vice Chairman of the Board from August 1996 to December 1997. Mr. Holdt was President and Chief Executive Officer of Entridia Corporation from June 1999 to April 2001. From June 1991 to January 1992, he was Chairman of the Board of Paradigm Technology, Inc., a semiconductor company, and was its President and Chief Executive Officer from June 1988 to May 1991. From September 1986 to June 1988, Mr. Holdt held various executive positions at Linear Corporation, a manufacturer of electronic telemetry systems, where he was most recently President. From 1981 to 1985, he held various executive positions at Western Digital Corporation, a manufacturer of computer peripherals, where he was most recently Executive Vice President and Chief Operating Officer. Mr. Holdt is also a member of the Board of Directors of SenDEC Corporation, Maxoptix Corporation, Tropian Corp and Entridia Corporation.

     Robert P. Lee has been a director of SONICblue since April 1994. Since February 1999, Dr. Lee has served as President and Chief Executive Officer of Inxight Software, Inc., a Xerox New Enterprise Company. From July 1997 to April 1998, Dr. Lee served as President and Chief Executive Officer of Formulab Neuronetics Corporation, a computer technology company. From March to May 1997, he served as Vice Chairman of Insignia Solutions plc, which provides Windows compatibility software for personal computers and workstations. From April 1995 to March 1997, Dr. Lee served as Chairman of Insignia Solutions, and from December 1993 to March 1997, he served as President and Chief Executive Officer of Insignia Solutions. From June 1990 to August 1992, Dr. Lee was Executive Vice President at Symantec Corporation, and from April 1988 to June 1990, he served as Senior Vice President at Shared Medical Systems, a supplier of software and computer services to the healthcare industry. Prior to April 1988, he worked at IBM for 11 years in technical and business management positions.

     Carmelo J. Santoro has been a director of SONICblue since May 1992. He was the Chairman of the Board of Silicon Systems, Inc. from 1984 to 1991, and served as President and Chief Executive Officer of Silicon Systems, Inc. from 1982 through 1991. Dr. Santoro is also a member of the Board of Directors of Dallas Semiconductor Corporation.

     James T. Schraith has been a director of SONICblue since September 1999. He served as a director of Diamond Multimedia Systems Inc., or Diamond, from March 1998 until SONICblue acquired Diamond in September 1999. Mr. Schraith is currently Chairman and Chief Executive Officer of Snap Appliances, Inc., a wholly owned subsidiary of Quantum Corporation. Mr. Schraith joined Quantum Corporation in October 1999 as Executive Vice President of Worldwide Sales & Corporate Marketing. From February 1998 to September 1999, Mr. Schraith was President and Chief Executive Officer of ShareWave, Inc., a developer of wireless networking products. From October 1996 to January 1998, Mr. Schraith was Vice President and General Manager of the North America Division of Compaq Computer Corporation. Previously, Mr. Schraith was Chief Executive Officer and a director of the Cerplex Group, Inc. From 1987 to 1995, Mr. Schraith was employed at AST Research, Inc., most recently serving as President, Chief Operating Officer and Director. Mr. Schraith is also a member of the Board of Directors of Semtech Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SONICBLUE

     The following table sets forth certain information as of March 29, 2001, as to shares of SONICblue's common stock beneficially owned by: (i) each of SONICblue's directors, (ii) each of SONICblue's executive officers listed on the Summary Compensation Table on page 76, (iii) all directors and executive officers of SONICblue as a group and (iv) each person who is known by SONICblue to own beneficially more than 5% of SONICblue's common stock. Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o SONICblue Incorporated, 2841 Mission College Boulevard, Santa Clara, California 95054. The merger will have an immaterial effect on the common stock holdings of each director and of all directors and officers as a group.

                                                            AMOUNT AND NATURE OF
                                                            BENEFICIAL OWNERSHIP
                                                    ------------------------------------
                                                                      RIGHT TO ACQUIRE
                                                       SHARES       BENEFICIAL OWNERSHIP     PERCENTAGE
                                                    BENEFICIALLY     WITHIN 60 DAYS OF      BENEFICIALLY
                                                      OWNED(1)         MARCH 29, 2001       OWNED(1)(2)
                                                    ------------    --------------------    ------------
Kenneth F. Potashner..............................   1,461,081             992,719              3.0%
Terry N. Holdt....................................     695,000             378,182              1.3
Robert P. Lee.....................................      80,000              45,000                *
Carmelo J. Santoro................................      68,526              45,010                *
James T. Schraith.................................       8,125              19,225                *
Richard Bergman(3)................................      99,764              28,886                *
Paul G. Franklin..................................     188,700             127,918                *
Steven Kennedy(4).................................          --             107,131                *
Andrew Wolfe......................................      71,646              48,734                *
All directors and executive officers as a group (9
  persons)........................................   2,573,078           1,670,791              5.2
State of Wisconsin Investment Board(5)............   5,230,000                  --              6.5%
  P.O. Box 7842
  Madison, WI 53707

-------------------------
 *  Amount represents less than 1% of SONICblue's common stock.

(1) To SONICblue's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, shares which such person or group has the right to acquire within 60 days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

(3) Mr. Bergman served as Vice President and General Manager, Mobile and Integrated Products until January 2001.

(4) Mr. Kennedy served as Senior Vice President of Worldwide Sales and Marketing until January 2001.

(5) The number of shares beneficially owned is based on information contained in a report on Schedule 13G, dated February 4, 2001, filed by the State of Wisconsin Investment Board. The report states that the State of Wisconsin Investment Board has sole voting power and sole dispositive power with respect to all shares listed in the table.

SONICBLUE EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth compensation for services rendered in all capacities to SONICblue for the three fiscal years ended December 31, 2000 for
(i) SONICblue's chief executive officer as of December 31, 2000 and (ii) SONICblue's four other most highly compensated executive officers as of December 31, 2000, the Named Officers.

                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                       ANNUAL COMPENSATION     ---------------------
                                                      ---------------------    SECURITIES UNDERLYING
        NAME AND PRINCIPAL POSITION           YEAR    SALARY($)    BONUS($)         OPTIONS(#)
        ---------------------------           ----    ---------    --------    ---------------------
Kenneth F. Potashner(1).....................  2000    $592,308     $275,817            500,000
  Chairman, President and Chief               1999     509,615      261,869                 --
  Executive Officer                           1998      69,231           --          4,500,000
Paul G. Franklin............................  2000     302,308      256,474(2)         112,500
  President, Multimedia Division              1999     278,010       77,763            155,000
                                              1998     259,210           --            130,000
Andrew Wolfe(3).............................  2000     224,327      250,000            175,000
  Vice President and Chief Technical Officer  1999     193,654      157,000             30,000
Richard Bergman(4)..........................  2000     226,327      278,500             50,000
  Vice President and General Manager,         1999     193,653       57,000                 --
  Mobile and Integrated Products              1998     189,230       38,729            120,000
Steven Kennedy(5)...........................  2000     250,000           --             50,000
  Senior Vice President of Worldwide          1999          --           --            300,000
  Sales and Marketing

-------------------------
(1) Mr. Potashner joined SONICblue as President and Chief Executive Officer in October 1998 and was elected Chairman of the Board in November 1998. See "SONICblue's Business -- SONICblue Executive Compensation -- Employment Agreements."

(2) Includes $250,000 paid pursuant to SONICblue's Executive Retention Incentive Program.

(3) Mr. Wolfe became Vice President and Chief Technical Officer in May 1999. Mr. Wolfe was paid a bonus of $250,000 in 2000 pursuant to SONICblue's Executive Retention Incentive Program.

(4) Mr. Bergman ceased to be employed by the Company in January 2001. Mr. Bergman was paid a bonus of $250,000 in 2000 pursuant to SONICblue's Executive Retention Incentive Program.

(5) Mr. Kennedy joined SONICblue in December 1999 and ceased to be employed by the Company in January 2001.

STOCK OPTIONS

     The following tables summarize option grants to, and exercises by, the Named Officers during fiscal 2000, and the value of the options held by each such person at the end of fiscal 2000. Unless otherwise noted, options vest ratably on a daily basis over a four-year period commencing on the date of grant and become exercisable as to vested options beginning six months from the date of grant. Further, unless otherwise noted, the options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                               INDIVIDUAL GRANTS
                               --------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                               NUMBER OF     % OF TOTAL                                ASSUMED ANNUAL RATES OF
                               SECURITIES     OPTIONS                                STOCK PRICE APPRECIATION FOR
                               UNDERLYING    GRANTED TO    EXERCISE                         OPTION TERM(2)
                                OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION   ------------------------------
            NAME                GRANTED     FISCAL YEAR    ($/SH)(1)      DATE          5%($)           10%($)
            ----               ----------   ------------   ---------   ----------   -------------   --------------
Kenneth F. Potashner.........   500,000         11.8%       $14.50      2/07/10      $4,559,487      $11,554,633
Paul G. Franklin.............   100,000          2.3         14.50      1/31/10         911,898        2,310,927
                                 12,500          0.3         14.50      2/07/00         113,988          288,866
Andrew Wolfe.................    75,000          1.8         14.50      1/31/10         683,923        1,733,195
                                100,000          2.4          9.13      8/04/10         574,181        1,455,087
Richard Bergman..............    50,000          1.2         14.50      1/31/10         455,949        1,155,464
Steven Kennedy...............    50,000          1.2          9.13      8/04/10         287,091          727,544

-------------------------
(1) The exercise price was equal to 100% of the fair market value on the date of grant.

(2) The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent SONICblue's estimate or projection of the future common stock price.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                                VALUE OF
                                                            SECURITIES UNDERLYING              UNEXERCISED
                                                           UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                            SHARES                          DECEMBER 31, 2000(#)         DECEMBER 31, 2000($)(2)
                          ACQUIRED ON       VALUE        ---------------------------   ---------------------------
          NAME            EXERCISE(#)   REALIZED($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            -----------   --------------   -----------   -------------   -----------   -------------
Kenneth F. Potashner....    349,300       $4,999,303      2,078,800      1,875,000     $2,013,838     $1,332,031
Paul G. Franklin........     30,000          497,964        256,078        256,006             --             --
Andrew Wolfe............     30,000          322,861         84,689        227,611             --             --
Richard Bergman.........     10,000          160,625        127,612        102,388             --             --
Steven Kennedy..........         --               --         76,731        273,269             --             --

-------------------------
(1) Calculated on the basis of the fair market value of the underlying securities at the exercise date minus the exercise price.

(2) Calculated on the basis of the fair market value of the underlying securities at December 29, 2000 ($4.125 per share) minus the exercise price.

DIRECTORS' COMPENSATION

     Employee directors (presently Mr. Potashner and Mr. Holdt) receive no additional compensation for service on the Board of Directors. Non-employee directors of SONICblue (presently consisting of

Messrs. Lee, Santoro, and Schraith) receive an annual retainer fee of $24,000, plus $1,000 for each Board meeting attended. Non-employee directors are reimbursed for their expenses for each meeting attended.

     Under the terms of SONICblue's 1989 Stock Plan, upon appointment to the Board, each non-employee director receives an option to purchase 40,000 shares of common stock at an exercise price of 100% of the fair market value of the stock on the date of grant, which option vests ratably over the next four anniversary dates of the date of grant. In addition, following each annual meeting of SONICblue's stockholders, each non-employee director who will continue to serve as a member of the Board automatically receives an option to purchase 20,000 shares of common stock at an exercise price of 100% of the fair market value of the stock on the date of grant, which option vests ratably over the next four anniversary dates of the date of grant. For a description of the compensation arrangements with Mr. Potashner, who is an officer and a director, see "SONICblue's Business -- SONICblue Executive Compensation -- Employment Agreements."

     In February 2000, each director, other than Mr. Potashner, was granted an additional option to purchase 20,000 shares of SONICblue's common stock, at an exercise price of $15.00, the fair market value of the stock on the date of grant, which option vests ratably over the next four anniversary dates of the date of grant. In April 2000, Mr. Holdt was granted an additional option to purchase 150,000 shares of SONICblue's common stock, at an exercise price of $14.00, the fair market value of the stock on the date of grant, which option vests ratably over the next four anniversary dates of the date of grant. All options granted to a non-employee director as described in this paragraph or the immediately preceding paragraph become exercisable in full in the event the director's service is terminated because of death or total and permanent disability or upon a change in control of SONICblue.

EMPLOYMENT AGREEMENTS

     In October 1998, SONICblue entered into an agreement with Kenneth F. Potashner, pursuant to which Mr. Potashner is employed as the President, Chief Executive Officer and Chairman of the Board at a base salary of $500,000 per year. The agreement has a three-year term. Mr. Potashner is eligible to receive an annual cash bonus of up to 200% of his base salary, with the cash bonus payable after the first year of the employment agreement guaranteed to be at least $250,000. Mr. Potashner also received two options to purchase an aggregate of 4,500,000 shares of common stock of SONICblue at an exercise price of $3.1562, which was the closing price of the common stock on the effective date of his employment agreement. One option for 1,500,000 shares vested in April 1999, six months after SONICblue hired Mr. Potashner. The second option for 3,000,000 shares vests over a four-year period in accordance with the following schedule: 750,000 shares vested on the first anniversary of Mr. Potashner's employment with SONICblue; thereafter, the remaining options vest in equal monthly installments of 62,500 shares. If Mr. Potashner's employment is terminated without cause, SONICblue will continue to pay Mr. Potashner his salary and maximum bonus for twelve months following his termination. During such twelve-month period, Mr. Potashner's employee benefits and the vesting on the 3,000,000 share option will continue. If termination without cause occurs following a change in control of SONICblue, the twelve-month period for compensation and benefit continuation will be extended to eighteen months, and Mr. Potashner will receive an additional cash payment to the extent that the sum of his continued compensation and option value as calculated under the agreement do not exceed $10,000,000. In addition, if the post-change in control termination occurs after October 31, 2000, the 3,000,000 share option will be vested as to any shares that cannot vest during the eighteen-month period.

     When Mr. Potashner became Chairman, President and Chief Executive Officer in 1998, Mr. Holdt, who formerly held those positions, became Vice Chairman of SONICblue. Mr. Holdt currently receives a salary of $2,000 per month or, in the event the time he spends on SONICblue business exceeds 20 hours a month, $3,000 per single day, $5,000 for a consecutive two-day period and $10,000 per week of continuous service pursuant to a consulting agreement. Pursuant to the agreement, in January 1998 Mr. Holdt received a non-qualified stock option of 500,000 shares with a vesting period of one year and participation in the Executive Bonus Plan. In addition, in his capacity as Vice Chairman, Mr. Holdt is entitled under the agreement to receive a non-qualified stock option of 20,000 shares at each regular annual meeting of
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SONICblue's stockholders at which he is re-elected as a director, which option vests and becomes exercisable at the rate of 25% on each one year anniversary of the date of grant. The agreement may be terminated by either Mr. Holdt or SONICblue at any time with or without cause.

     In September 1998, SONICblue entered into an involuntary termination agreement with each of Messrs. Franklin and Wolfe which provides for a severance payment by SONICblue to each of them if they are involuntarily terminated other than for cause. Each severance payment would be paid in a lump sum amount equal to six months of the individual's base salary plus one month of base salary for every full year of that individual's service to SONICblue. In addition, each involuntary termination agreement provides that the term for exercise of any outstanding options will be extended until six months after the date of termination, although vesting shall cease as of that date.

     In December 1998, SONICblue adopted an Executive Retention Incentive Program pursuant to which Messrs. Franklin and Wolfe were each entitled to receive $250,000 on the latest to occur of several events, (i) November 11, 2000, (ii) the date that SONICblue's United Semiconductor Corporation shares are free tradable and are traded on either the Taiwan national stock exchange or another national stock exchange or (iii) the sale of substantially all of USC, provided that he continues to be employed by the Corporation on such date. As a result of the merger between USC and UMC, in January 2000, SONICblue's USC shares were exchanged for UMC shares that are traded on the Taiwan national stock exchange. Therefore, under the terms of the Executive Retention Incentive Program, Messrs. Franklin and Wolfe each received $250,000 on November 11, 2000.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     In June 2000, in connection with the purchase of 24,380 shares of RioPort, Inc., formerly RioPort.com, Inc., common stock, for the aggregate purchase price of $9,727.62, by each of Messrs. Lee, Holdt, Santoro and Schraith, SONICblue loaned to each of these individuals substantially all of the purchase price. Each loan is evidenced by a promissory note and is secured by the RioPort, Inc. common stock purchased. These loans accrue interest at the rate of 6.53% per year and are due on June 14, 2003.

     In June 2000, in connection with the purchase of 46,431 shares of RioPort, Inc. Series D Preferred Stock, for the aggregate purchase price of $167,230.53, by each of Messrs. Lee, Holdt, Santoro and Schraith, SONICblue loaned to each of these individuals substantially all of the purchase price. Each loan is evidenced by a promissory note and is secured by the RioPort, Inc. Series D Preferred Stock purchased. These loans accrue interest at the rate of 6.53% per year and are due on June 14, 2003.

     In July 2000, SONICblue invested $3.0 million in Entridia Corporation. In addition, pursuant to an engineering and manufacturing services agreement, SONICblue provided semiconductor manufacturing services to Entridia during fiscal 2000 in exchange for $1,479,103. Mr. Holdt, the Vice Chairman of the Board of Directors of SONICblue, is currently a member of the board of directors of Entridia, and from June 1999 until April 2001 was Entridia's President and Chief Executive Officer. Mr. Holdt did not directly benefit from SONICblue's investment in Entridia.

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                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

     The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement, which is incorporated by reference into this document and attached as Annex A.

STRUCTURE OF THE MERGER

     Under the merger agreement, a SONICblue subsidiary will merge with and into Sensory Science with Sensory Science subsequently becoming a wholly owned subsidiary of SONICblue.

TIMING OF CLOSING

     We expect that the closing will occur as soon as practicable, but in any event within two business days after the day on which the last of the conditions set forth in the merger agreement has been satisfied or waived. Immediately upon the closing of the merger, Sensory Science and Phoenix I Acquisition Corp., the merger subsidiary, will file a certificate of merger with the Secretary of State of the State of Delaware, which will become effective at the time it is filed or at the time specified in the merger certificate, which is the effective time.

MERGER CONSIDERATION

     The merger agreement provides that each share of Sensory Science common stock outstanding immediately prior to the effective time will, at the effective time, be converted into the right to receive 0.0710 of a share of SONICblue common stock. Provided, however, that if the average share price of SONICblue common stock in the applicable measurement period before the closing of the merger is between $5.5213 and $7.0988, the exchange ratio will be based on a formula that takes into account the average share price of SONICblue common stock. Provided, further, that if the average share price of SONICblue common stock in the applicable measurement period is less than $5.5213, the exchange ratio will be 0.0913. Any shares of Sensory Science common stock held by Sensory Science as treasury stock will be cancelled without any payment for those shares. Any shares of Sensory Science common stock that are outstanding prior to the effective time and are unvested or are subject to a repurchase option, risk of forfeiture or other condition under an agreement with Sensory Science will be exchanged for shares of SONICblue common stock having the same restrictions or right of repurchase by SONICblue.

TREATMENT OF SENSORY SCIENCE STOCK OPTIONS AND WARRANTS

     At the effective time, each outstanding option granted by Sensory Science to purchase shares of Sensory Science common stock will be converted into an option to acquire SONICblue common stock having the same terms and conditions as the Sensory Science stock option had before the effective time. The number of shares that the new SONICblue option will be exercisable for and the exercise price of the new SONICblue option will be adjusted in accordance with the exchange ratio in the merger.

     No later than 20 days following the effective time, SONICblue will file a registration statement on Form S-8 with the SEC with respect to the shares of SONICblue common stock subject to all assumed Sensory Science options.

     At the effective time, each warrant granted by Sensory Science will be exercisable, as of the effective time, for that number of whole shares of SONICblue common stock equal to the number of shares of Sensory Science for which the warrant was exercisable, multiplied by the exchange ratio, rounded to the nearest whole number of shares. The new exercise price for the warrant will be equal to dividing the premerger exercise proceeds of the warrant by the number of shares of SONICblue common stock for which the warrant is exercisable as of the effective time.

EXCHANGE OF SHARES

     SONICblue will appoint an exchange agent to handle the exchange of Sensory Science stock certificates in the merger for SONICblue stock and the payment of cash for fractional shares of
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SONICblue stock. Soon after the closing, the exchange agent will send each holder of Sensory Science stock a letter of transmittal for use in the exchange as well as instructions explaining how to surrender their Sensory Science stock certificates to the exchange agent. YOU SHOULD NOT RETURN CERTIFICATES WITH THE ENCLOSED PROXY CARD.

     Holders of Sensory Science stock who surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration. Holders of unexchanged shares of Sensory Science stock will not be entitled to receive any dividends or other distributions payable by SONICblue after the closing until their certificates are surrendered.

     SONICblue will not issue any fractional shares in the merger. Holders of Sensory Science common stock will receive a cash payment in the amount of the proceeds from the sale of their fractional shares on the Nasdaq National Market.

COVENANTS

     Each of SONICblue and Sensory Science has undertaken certain covenants in the merger agreement. The following summarizes the more significant of these covenants.

     No Solicitation. Sensory Science has agreed that it and its subsidiaries and their officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives will not directly or indirectly take action to initiate, solicit or encourage an offer for an alternative acquisition transaction of a nature defined in the merger agreement.

     Restricted actions include directly or indirectly engaging in discussions or negotiations with any potential bidder and disclosing confidential information or data to a potential bidder. These actions are permitted by Sensory Science or the Sensory Science board:

     - disclosures to its stockholders if, in the good faith judgment of the Sensory Science board, failure to do so will be inconsistent with its obligations under applicable law;

     - negotiate with or furnish information in response to an unsolicited bona fide offer; and

     - recommend a superior offer to Sensory Science stockholders in accordance with the provisions of the merger agreement.

     Sensory Science Board's Covenant to Recommend. The Sensory Science board has agreed to recommend the approval and adoption of the merger agreement to Sensory Science's stockholders. The Sensory Science board, however, is permitted not to make this recommendation or to withdraw or modify it in a manner adverse to SONICblue if the Sensory Science board determines in its good faith judgment, after receiving the advice of outside legal counsel, that in light of the superior proposal failure to withdraw or modify its recommendation would be inconsistent with fulfilling its fiduciary duty to stockholders under applicable law.

     Even if the Sensory Science board of directors changes its recommendation in favor of the merger, Sensory Science must still call a stockholders' meeting as otherwise required by the merger agreement to vote on the approval and adoption of the merger agreement and the merger.

     Interim Operations of Sensory Science. Sensory Science has undertaken a separate covenant that places restrictions on it and its subsidiaries until either the merger becomes effective or the merger agreement is terminated. In general, Sensory Science and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and in a manner not representing a new strategic direction and to use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. Sensory Science has also agreed to some specific restrictions which are

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subject to exceptions described in the merger agreement. The following table summarizes the more significant of these restrictions undertaken by Sensory
Science:

     - enter into any material commitment or transaction not in the ordinary course of business;

     - transfer any material property rights, other than pursuant to licenses in the ordinary course of business;

     - enter into any material agreements granting an unrelated third party marketing, distribution or similar rights other than in the ordinary course of business;

     - commence any material litigation;

     - declare dividends or any other distributions or redeem, repurchase any shares of capital stock except pursuant to purchase rights under certain agreements;

     - split, combine or reclassify capital stock;

     - cause changes to be made to charter documents;

     - acquire or agree to acquire material assets;

     - sell, lease, license or dispose of material assets other than in the ordinary course of business;

     - incur or guarantee any indebtedness for borrowed money;

     - issue or sell debt security or guarantee debt security of others;

     - grant severance or termination pay to any director or employee other than pursuant to the existing agreements of SONICblue;

     - revalue assets other than in the ordinary course of business;

     - make or change any material tax election or change in an existing tax election relating to a material tax liability;

     - make capital expenditures, except within the budget for a given year, subject to certain ordinary course exceptions; or

     - any other action that would prevent performance of a covenant.

     Reasonable Efforts. SONICblue and Sensory Science have agreed to cooperate with each other and use all commercially reasonable efforts to take all actions and do all things necessary or advisable under the merger agreement and applicable laws to complete the merger and the other transactions contemplated by the merger agreement.

     Employee Benefits Matters. SONICblue has agreed that all employees of Sensory Science and its subsidiaries who continue to be employed by SONICblue, Sensory Science or any other SONICblue subsidiary after the merger will be eligible to participate in SONICblue's health and welfare benefit plans.

     Sensory Science has agreed to terminate, freeze, and/or modify its 401(k) plan or merge its 401(k) plan into the SONICblue 401(k) plan. After the merger SONICblue will provide comparable benefits to Sensory Science employees as are provided to similarly situated employees of SONICblue.

     Indemnification. SONICblue has agreed that:

     - for six years after the merger becomes effective SONICblue will indemnify present and former Sensory Science directors, officers, employees, agents and representatives against costs or expenses incurred in connection with any claim arising out of matters existing or occurring at or prior to the effective time of the merger to the extent provided under Delaware law, Sensory Science's certificate of incorporation and its bylaws;

     - for three years after the merger becomes effective, SONICblue will maintain current policies of officers' and directors' liability insurance with respect to claims arising from facts or events
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       occurring prior to the effective time of the merger, however, SONICblue will be obligated to pay only up to 200% of the premiums paid by Sensory Science for such insurance as of January 31, 2001.

     Other Covenants. The merger agreement contains additional mutual covenants of the parties, including SONICblue's covenant to prepare and file with the Nasdaq National Market prior to the effective time of the merger any documents that may be required.

REPRESENTATIONS AND WARRANTIES

     Both SONICblue and Sensory Science made a number of representations and warranties in the merger agreement regarding aspects of SONICblue and Sensory Science's respective business, financial condition, structure and other facts pertinent to the merger. The most significant of these relate to:

SONICBLUE REPRESENTATIONS AND WARRANTIES

     The merger agreement contains various customary representations and warranties of SONICblue relating to:

     - corporate authorization to enter into the transactions contemplated by the merger agreement;

     - the governmental approvals required in connection with the contemplated transactions;

     - absence of any breach of organizational documents, law or certain material agreements as a result of the contemplated transactions;

     - capitalization;

     - filings with the SEC;

     - financial statements;

     - absence of material changes since a specified date;

     - accuracy of information provided for inclusion in this proxy statement/prospectus; and

     - absence of finders' or advisors' fees.

SENSORY SCIENCE REPRESENTATIONS AND WARRANTIES

     The merger agreement contains various customary representations and warranties of Sensory Science relating to:

     - corporate authorization to enter into the transactions contemplated by the merger agreement;

     - the stockholder votes and governmental approvals required in connection with the contemplated transactions;

     - absence of any breach of organizational documents, law or certain material agreements as a result of the contemplated transactions;

     - capitalization;

     - ownership of subsidiaries;

     - filings with the SEC;

     - financial statements;

     - accuracy of information provided for inclusion in this proxy statement/prospectus;

     - absence of material changes since a specified date;

     - litigation;

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     - employees and employee benefit plans;

     - environmental matters;

     - actions taken to avoid the applicability of the Delaware anti-takeover statute;

     - amendments to stockholder rights plans to render them inapplicable to the merger and the stock options;

     - labor matters involving Sensory Science or its subsidiaries;

     - leaseholds;

     - payments to management and accelerated vesting;

     - intellectual property owned or licensed by Sensory Science;

     - insurance;

     - accuracy of representations and warranties;

     - Sensory Science's stockholder rights plan;

     - the receipt of financial advisor's opinion regarding fairness of exchange ratio; and

     - transactions with affiliates.

     The representations and warranties in the merger agreement do not survive the closing or termination of the merger agreement.

CONDITIONS TO THE COMPLETION OF THE MERGER

     The obligations of SONICblue and Sensory Science to complete the merger are subject to the satisfaction or, to the extent legally permissible, waiver of the following conditions:

     - approval by the Sensory Science stockholders of the merger agreement;

     - absence of any legal prohibition on completion of the merger;

     - SONICblue's registration statement on Form S-4, which includes this proxy statement/prospectus, being declared effective and not subject to any stop order by the SEC;

     - approval for the listing on the Nasdaq National Market of the shares of SONICblue common stock to be issued in the merger, if required;

     - performance in all material respects by the other party of the obligations required to be performed by it at or prior to closing;

     - accuracy as of closing of the representations and warranties made by the other party to the extent specified in the merger agreement;

     - absence of a material adverse effect or any reasonable likelihood of a material adverse effect on SONICblue or Sensory Science during the period from January 31, 2001 until closing;

     - receipt of all required approvals and third party consents listed on a certain schedule to the merger agreement;

     - all necessary action is taken to ensure that the merger will not cause the common stock purchase rights issued pursuant to the Sensory Science rights agreement to become exercisable or cause SONICblue to become an acquiring person for the purposes of the rights agreement;

     - each Sensory Science affiliate shall have entered into affiliate letters;

     - Sensory Science shall have taken all necessary steps with respect to terminating, amending or modifying its 401(k) Plan;

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     - each member of the Sensory Science board shall have granted SONICblue an irrevocable proxy to vote in favor of the merger;

     - the Separation Agreement by and between Roger E. Hackett and Sensory Science shall have been amended; and

     - receipt of opinion of counsel that the merger will qualify as a reorganization under Section 368(a) of the Code.

TERMINATION OF THE MERGER AGREEMENT

     Right to Terminate. The merger agreement may be terminated at any time prior to the closing in any of the following ways:

          (a) by mutual consent of SONICblue and Sensory Science;

          (b) by either SONICblue or Sensory Science if the merger has not been completed by September 30, 2001;

          (c) by either SONICblue or Sensory Science if Sensory Science stockholders fail to approve the merger;

          (d) by SONICblue if the Sensory Science board fails to recommend the merger or withdraws or modifies in a manner adverse to SONICblue its approval or recommendation of the merger, recommends a superior offer or if a tender or exchange offer relating to securities of Sensory Science have been commenced and the Sensory Science board has not recommended the rejection of such tender or exchange offer in accordance with the terms of the merger agreement;

          (e) by Sensory Science if its board of directors authorizes Sensory Science to enter into an agreement for a superior proposal; or

          (f) by SONICblue or Sensory Science if the other party has breached its representations, warranties, covenants or obligations under the merger agreement, which breach would result in the failure to satisfy certain specified closing conditions and such breach shall be incapable of being cured, or, if capable of being cured, shall not have been cured within 30 days after written notice thereof was received.

     A "superior proposal" is an unsolicited proposal for the acquisition of the majority of Sensory Science's outstanding common stock that is not subject to a financing condition and which the Sensory Science board believes to be more favorable to Sensory Science stockholders.

     Neither SONICblue nor Sensory Science can terminate the merger agreement for the reasons described in paragraph (b) above if its failure to fulfill in any material respect its obligations under the merger agreement has resulted in the failure to complete the merger. Sensory Science cannot terminate the merger agreement due to the failure of Sensory Science stockholders to approve the merger above if the failure to obtain stockholder approval was caused by an action or failure to act by Sensory Science.

     If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party unless such party is in willful breach. The provisions of the merger agreement relating to expenses and termination fees, as well as the confidentiality agreement entered into between SONICblue and Sensory Science, will, however, continue in effect notwithstanding termination of the merger agreement.

     Termination Fees Payable by Sensory Science. Sensory Science has agreed to pay SONICblue a cash amount equal to $404,000 in any of the following circumstances:

     - SONICblue terminates the merger agreement as described in paragraph (c) under "Right to Terminate" above;

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     - Sensory Science terminates the merger agreement as described in paragraph
       (d) under "Right to Terminate" above; or

     - either SONICblue or Sensory Science terminates the merger agreement upon the failure of Sensory Science stockholders to approve the merger at a duly held meeting and prior to such meeting an alternative offer was made to Sensory Science or its stockholders.

EXPENSES

     Except as described above, all costs and expenses incurred in connection with the merger agreement and related transactions will be paid by the party incurring such costs or expenses.

AMENDMENTS AND WAIVERS

     Any provision of the merger agreement may be amended or waived prior to closing if the amendment or waiver is in writing and signed, in the case of an amendment, by Sensory Science, SONICblue and the merger subsidiary or, in the case of a waiver, by the party against whom the waiver is to be effective. After the approval of the merger agreement by the stockholders of Sensory Science, no amendment or waiver shall change the amount or kind of merger consideration or any term of Sensory Science's certificate of incorporation or otherwise adversely affect the Sensory Science stockholders without the further approval of such stockholders.

CREDIT AGREEMENT

     The following summary of the credit agreement, as amended, is qualified by reference to the complete text of the credit agreement, as amended, which is incorporated by reference into this document and attached as Annex B.

     In connection with SONICblue's acquisition of Sensory Science, and to fund the working capital needs of Sensory Science, SONICblue agreed to make available to Sensory Science a line of credit not to exceed $3.0 million, of which $500,000 of the proceeds must be used in connection with Sensory Science's iCache business. The balance of the proceeds of the line of credit must be used for either iCache or for general working capital purposes. The line of credit is governed by a credit agreement that details, among other things, the means by which Sensory Science may request loans pursuant to the $3.0 million line of credit. Loans made pursuant to the line of credit are subordinated to Sensory Science's existing indebtedness with Congress Financial Corporation (Western) and SoftTech Financial/Midstates EAB Leasing Corporation.

     Should the merger agreement between SONICblue and Sensory Science not be in full force and effect or should an event occur giving rise to termination of the merger agreement, SONICblue is under no obligation to make any loans beyond $500,000. In February 2000, SONICblue loaned Sensory Science $3.0 million pursuant to the credit agreement.

     The credit agreement was amended on April 12 and April 27, 2001 to increase the amounts available for loan to Sensory Science by $2.0 million and $1.0 million, respectively. SONICblue funded a loan of $2.0 million to Sensory Science on April 20, 2001, increasing the aggregate amount loaned to $5.0 million. An additional $1.0 million was loaned to Sensory Science on April 27, 2001, increasing the aggregate amount loaned to $6.0 million, the maximum available for loan under the credit agreement, as amended. The credit agreement was amended on May 9, 2001 to eliminate SONICblue's right to obtain warrants to purchase additional shares of Sensory Science's common stock.

     The loans accrue interest at the "prime rate" as published in the "Money Rates" section of the Wall Street Journal and interest will be payable in arrears on the last day of each month. The principal balances of the loans are scheduled to be repaid by February 1, 2002. Sensory Science must promptly repay the balances outstanding under the credit agreement upon the occurrence of certain events including the sale of substantially all of its assets to a party other than SONICblue, a business combination with a party

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other than SONICblue, or the acquisition of a controlling interest in Sensory
Science by a third party other than SONICblue. The principal balances may be prepaid at any time without penalty or premium.

COMMON STOCK PURCHASE WARRANT

     The following summary of the common stock purchase warrant is qualified by reference to the complete text of the common stock purchase warrant, which is incorporated by reference into this document and attached as Annex C.

     The common stock purchase warrant issued in connection with the loan of $3.0 million entitles SONICblue to purchase 5,357,143 shares of Sensory Science common stock at $0.56 by cash or equivalent or by net issue exercise, which is the number of shares exercised multiplied by the difference between fair market value of a share and exercise price, or $0.56, divided by the fair market value of a share.

     The common stock purchase warrant terminates on the later of (i) the first anniversary of the advance under the credit agreement, attached hereto as Annex B; (ii) the date on which the indebtedness of Sensory Science is paid to SONICblue.

     Should Sensory Science propose to register any of its securities, it must give notice to SONICblue and, upon timely written request by SONICblue, include the warrant shares in that registration. At any time within five years from the date of the common stock purchase warrant, SONICblue may request that Sensory Science register the warrant shares. Sensory Science will comply, pay the fees involved in such registration, and take any other reasonable action necessary to permit the sale or other disposition of the warrant shares.

     The number of shares purchasable upon exercise of the warrant will reflect any stock dividends, combination of stock, or reorganization as if the warrant been exercised prior to such an event.

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                    INFORMATION ABOUT THE MEETING AND VOTING

     Sensory Science's board of directors is using this proxy statement/prospectus to solicit proxies from the holders of Sensory Science common stock for use at the special meeting. Sensory Science is first mailing this proxy statement/prospectus and accompanying form of proxy to Sensory Science stockholders on or about May 15, 2001.

MATTERS RELATING TO THE MEETING

     Time and Place. The meeting will be held at 8:30 a.m., local time, on Wednesday, June 27, 2001, at The Pavilions at Resort Suites, 7677 East Princess Boulevard, Scottsdale, Arizona.

     Purpose of Meeting. The purpose of the meeting is to have Sensory Science stockholders vote on a proposal to approve and adopt the merger agreement and the merger.

     Record Date. The record date for shares entitled to vote is May 9, 2001. As of May 9, 2001, there were 14,453,878 shares of Sensory Science common stock outstanding.

     Shares Entitled to Vote. Shares of Sensory Science common stock held at the close of business on the record date, May 9, 2001, are entitled to vote at the special meeting. Each share of Sensory Science common stock that you own entitles you to one vote. Shares held by Sensory Science in its treasury are not voted.

     Quorum Requirement. A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of shares representing a majority of the votes of the Sensory Science common stock entitled to vote at the meeting is a quorum. Abstentions and broker "non-votes" count as present for establishing a quorum. Shares held by Sensory Science in its treasury do not count toward a quorum. A broker "non-vote" occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given.

VOTE NECESSARY TO APPROVE THE MERGER

     The presence, in person or by proxy, at the meeting of the holders of a majority of the shares of common stock outstanding and entitled to vote at the meeting is necessary to constitute a quorum at the meeting. The affirmative vote of the holders of a majority of the shares of Sensory Science common stock outstanding, or 7,226,940 shares, is required to approve the proposal to adopt the merger agreement. Withheld votes and abstentions have the same effect as a vote against.

     At the record date for the meeting, the directors and executive officers of Sensory Science beneficially owned approximately 222,100 shares of Sensory Science common stock, representing approximately 1.5% of the outstanding shares of Sensory Science common stock entitled to vote at the meeting. As a condition to SONICblue's obligation to consummate the merger, each director of Sensory Science shall have granted SONICblue an irrevocable proxy to vote all shares of Sensory Science common stock owned by such director in favor of the approval and adoption of the merger agreement and the merger. As of May 9, 2001, the directors owned in the aggregate approximately 1.5% of the outstanding shares of Sensory Science common stock.

VOTING

     Voting Your Proxy. You may vote in person at the meeting or by proxy. Sensory Science recommends you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting.

     Voting instructions are included on your proxy card. If you properly give your proxy and submit it to Sensory Science in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the merger proposals or abstain from voting.

     How to Vote by Proxy. Stockholders of record for the meeting can simplify their voting and save Sensory Science additional expense by calling 1-800-676-5825 or voting via the internet at http://www.proxyvoting.com/SensoryScience. Telephone and internet voting information is provided on your proxy card if these options are available to you. Votes submitted via the internet or by telephone must be received by 11:30 a.m., Eastern Daylight Time, on June 26, 2001. Submitting your proxy via the internet or by telephone will not affect your right to vote in person should you decide to attend the meeting.

     If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone or internet voting. Applicable laws authorize the use of telephonic transmission and electronic transmission, such as transmission over the internet, to grant a proxy.

     If you submit your proxy but do not make specific choices, your proxy will follow the board's recommendations and vote your shares "FOR" the approval and adoption of the merger agreement and the merger.

     Revoking Your Proxy. You may revoke your proxy before it is voted by:

     - submitting a new proxy with a later date;

     - notifying Sensory Science's Secretary in writing before the meeting that you have revoked your proxy, or

     - voting in person at the meeting.

     Voting in person. If you plan to attend a meeting and wish to vote in person, Sensory Science will give you a ballot at the meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you are the beneficial owner of the shares on May 9, 2001, the record date for voting.

     Confidential voting. Ballots, proxy forms and voting instructions returned to brokerage firms, banks and other holders of record are treated as confidential. Only the proxy solicitor, the proxy tabulator and the inspectors of election have access to the ballots, proxy forms and voting instructions. Anyone who processes or inspects the ballots, proxy forms and voting instructions signs a pledge to treat them as confidential. None of these persons is a director, officer or employee of Sensory Science.

     The proxy solicitor and the proxy tabulator will disclose information taken from the ballots, proxy forms and voting instructions only in the event of a proxy contest or as otherwise required by law.

     The proxy tabulator will forward comments written on proxy form to management but will not disclose your identity unless you request it in writing.

     Proxy solicitation. Sensory Science will pay its own costs of soliciting proxies.

     In addition to this mailing, Sensory Science employees may solicit proxies personally, electronically or by telephone. Sensory Science is paying Corporate Investor Communications, Inc. a fee of $7,500 plus their reasonable out-of-pocket and related expenses to help with the solicitation.

     The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. YOU SHOULD SEND IN YOUR PROXY BY MAIL WITHOUT DELAY. Sensory Science also reimburses brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

     DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARD. THE EXCHANGE AGENT WILL MAIL TRANSMITTAL FORMS WITH INSTRUCTIONS FOR THE SURRENDER OF SENSORY SCIENCE COMMON STOCK CERTIFICATES TO FORMER SENSORY SCIENCE STOCKHOLDERS AS SOON AS PRACTICABLE AFTER THE COMPLETION OF THE MERGER.

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

OTHER BUSINESS; ADJOURNMENTS

     Under the laws of Delaware, where Sensory Science is incorporated, no business other than procedural matters may be raised at the stockholder meetings, unless proper notice to the stockholders has been given.

     Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time without further notice other than by an announcement made at the meeting.

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

                        COMPARISON OF STOCKHOLDER RIGHTS

     Both SONICblue and Sensory Science are Delaware corporations and are governed by Delaware law. In addition, the rights of Sensory Science stockholders are currently governed by the Sensory Science certificate of incorporation and the Sensory Science bylaws. The rights of the SONICblue stockholders are governed by the SONICblue amended and restated certificate of incorporation and the SONICblue restated bylaws. After the effective time of the merger, the rights of holders of Sensory Science capital stock who become holders of SONICblue common stock will be governed by the SONICblue amended and restated certificate of incorporation, the SONICblue bylaws and Delaware law. In most respect, the rights of holders of Sensory Science capital stock are similar to the rights of holders of SONICblue common stock. The following is a summary of the material differences between the current rights of Sensory Science stockholders and the rights those stockholders will have as SONICblue stockholders following the merger.

     The summary contained in the following chart is not intended to be complete and is qualified by reference to Delaware law, the Sensory Science certificate of incorporation, the Sensory Science bylaws, the SONICblue restated certificate of incorporation and the SONICblue bylaws.

--------------------------------------------------------------------------------------------------------------
                       SENSORY SCIENCE STOCKHOLDER RIGHTS                 SONICBLUE STOCKHOLDER RIGHTS
--------------------------------------------------------------------------------------------------------------
 Authorized Capital    The authorized capital stock of Sensory Science    The authorized capital stock of
 Stock:                consists of 50 million shares of common stock.     SONICblue is set forth under
                                                                          "Description of SONICblue Capital
                                                                          Stock" on page 94.
--------------------------------------------------------------------------------------------------------------
 Number of Directors:  Sensory Science's bylaws and certificate of        SONICblue's bylaws provide that the
                       incorporation provide that the number of           number of directors must be at least
                       directors will be as determined by the Sensory     three but no more than nine, with
                       Science board. The Sensory Science board           the exact number to be determined by
                       currently consists of five directors.              the SONICblue board. SONICblue's
                                                                          board currently consists of five
                                                                          directors.
--------------------------------------------------------------------------------------------------------------
 Classification of     Sensory Science's board is divided into three      SONICblue does not have a classified
 Board of Directors:   classes as nearly equal in number as possible,     board. SONICblue's bylaws require
                       with each class serving a staggered three-year     that all directors be elected at
                       term.                                              each annual meeting or a special
                                                                          meeting of stockholders for a term
                                                                          of one year.
--------------------------------------------------------------------------------------------------------------
 Amending              For most amendments, amending organizational       The affirmative vote of at least
 Organizational        documents requires the affirmative vote of a       two- thirds of the voting power of
 Documents:            majority of stockholders or the board of           SONICblue's outstanding voting stock
                       directors. The affirmative vote of at least 75%    is required to amend certain
                       of the voting power of Sensory Science's           provisions of the SONICblue restated
                       outstanding voting stock or its board of           certificate of incorporation,
                       directors is required to amend bylaw provisions    including provisions relating to
                       relating to                                          - directors' indemnification;
                         - special meeting of the stockholders;             - stockholder action;
                         - quorum and bringing business before a            - amending the bylaws; and
                           stockholder meeting;                             - amending the certificate of
                         - stockholder action;                                incorporation.
                         - purchases of Sensory Science stock; and
                         - amending the bylaws.
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                       SENSORY SCIENCE STOCKHOLDER RIGHTS                 SONICBLUE STOCKHOLDER RIGHTS
--------------------------------------------------------------------------------------------------------------
 Stockholder Rights    Under the Sensory Science stockholder rights       SONICblue's stockholder rights plan
 Plan:                 plan, the rights become exercisable if a person    is described under "Description of
                       or group acquires beneficial ownership of 15% or   SONICblue Capital Stock -- SONICblue
                       more of the outstanding Sensory Science common     Stockholder Rights Plan" on page 95.
                       stock. The Sensory Science stockholder rights
                       plan includes an exception for a tender offer or
                       exchange offer for all of Sensory Science's
                       outstanding common stock, provided it is approved
                       by a majority of the directors that are not
                       officers or affiliated with the person making the
                       offer. Sensory Science has taken all action
                       necessary to render its rights plan inapplicable
                       to the merger agreement and the related
                       agreements and transactions.
--------------------------------------------------------------------------------------------------------------
 Stockholder           Sensory Science's bylaws contain advance notice    SONICblue's bylaws contain advance
 Proposals and         provisions applicable to stockholder proposals     notice provisions applicable to
 Nominations:          and nominations. In order to bring business        stockholder proposals and
                       before a Sensory Science annual meeting, a         nominations. In order to bring
                       stockholder must deliver written notice thereof    business before a SONICblue annual
                       to Sensory Science generally not more than 10      meeting, a stockholder must deliver
                       days after notice of a special meeting and not     written notice thereof to SONICblue
                       less than 180 days prior to the anniversary of     generally not less than 50 days nor
                       the prior year's annual meeting.                   more than 75 days before the annual
                                                                          meeting. However, if less than 65
                                                                          days notice or prior public
                                                                          disclosure of the date of the
                                                                          scheduled meeting is given or made
                                                                          to stockholders, SONICblue must
                                                                          receive the stockholder's proposals
                                                                          or nominations by the close of
                                                                          business on the 15th day after the
                                                                          earlier of the day SONICblue mailed
                                                                          notice of the annual meeting date or
                                                                          provided public disclosure of the
                                                                          meeting date or two days before the
                                                                          scheduled date of the annual
                                                                          meeting, whichever is earlier.
--------------------------------------------------------------------------------------------------------------
 Certain               Sensory Science's certificate of incorporation     SONICblue's bylaws provide that
 Transactions:         and bylaws do not contain provisions regarding     transactions with SONICblue's
                       transactions with interested parties.              officers or directors require the
                                                                          affirmative vote of a majority of
                                                                          disinterested directors, unless the
                                                                          transaction is disclosed to and
                                                                          approved by the stockholders, or the
                                                                          board or stockholders determine the
                                                                          transaction to be fair at the time
                                                                          of approval.
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
                       SENSORY SCIENCE STOCKHOLDER RIGHTS                 SONICBLUE STOCKHOLDER RIGHTS
--------------------------------------------------------------------------------------------------------------
 Removal of            Sensory Science stockholders may remove directors  SONICblue stockholders may remove
 Directors:            with cause by the affirmative vote of the          directors with or without cause by
                       majority of stockholders entitled to vote in the   the affirmative vote of the majority
                       election of directors.                             of stockholders entitled to vote in
                                                                          the election of directors.
--------------------------------------------------------------------------------------------------------------
 Stockholder Action    Sensory Science stockholders cannot take actions   SONICblue stockholders may not take
 by Written            by stockholder written consent but rather must     any action required or permitted to
 Consent:              take all of their actions at annual or special     be taken at any annual or special
                       meetings of stockholders.                          meeting of stockholders of SONICblue
                                                                          without a meeting, and SONICblue
                                                                          stockholders may not take any action
                                                                          by stockholder written consent
                                                                          without a meeting.
--------------------------------------------------------------------------------------------------------------
 Stockholder Vote      With the exception of certain statutory voting     SONICblue stockholders have the
 Required:             requirements for special circumstances like        power to adopt, amend or repeal the
                       mergers, Sensory Science stockholder action        bylaws of SONICblue by an
                       generally requires the approval of the majority    affirmative vote of at least  2/3 of
                       vote of the quorum at any stockholder meeting at   the outstanding shares entitled to
                       which the action is proposed.                      vote.
--------------------------------------------------------------------------------------------------------------

                     DESCRIPTION OF SONICBLUE CAPITAL STOCK

     The following description of certain terms of the capital stock of SONICblue is not meant to be complete and is qualified in its entirety by reference to the restated certificate of incorporation and bylaws of SONICblue which are incorporated herein by reference. See "Where You Can Find More Information" on page 99.

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of SONICblue currently consists of 175 million shares of common stock, par value $0.0001 per share, and five million shares of preferred stock, par value $0.0001 per share.

SONICBLUE COMMON STOCK

     SONICblue common stock outstanding. As of May 9, 2001, there were 81,556,663 shares of SONICblue common stock issued and outstanding. The outstanding shares of SONICblue common stock are, and the shares of SONICblue common stock issued pursuant to the merger will be, duly authorized, validly issued, fully paid and nonassessable.

     Voting rights. Each holder of SONICblue common stock is entitled to one vote for each share of SONICblue common stock held of record on the applicable record date on all matters submitted to a vote of stockholders. There are no cumulative voting rights, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

     Dividend rights; rights upon liquidation. The holders of SONICblue common stock are entitled to receive dividends out of assets legally available for dividends at times and in amounts as the SONICblue board of directors may determine. These dividend rights are subject to any preferential dividend rights granted to the holders of any outstanding SONICblue preferred stock. SONICblue has never paid cash dividends on shares of its capital stock. The SONICblue board presently intends to retain all earnings for use in its business and has no present intention to pay cash dividends before or after the merger.

     In the event of liquidation, dissolution or winding up of SONICblue, each share of SONICblue common stock is entitled to share pro rata in any distribution of SONICblue's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding SONICblue preferred stock.

     Preemptive and other rights. Holders of SONICblue common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities. There are no redemption or sinking fund provisions applicable to the SONICblue common stock.

SONICBLUE PREFERRED STOCK

     As of May 9, 2001, no shares of SONICblue preferred stock were issued or outstanding.

     SONICblue's board of directors has the authority, without stockholder approval, to create and issue one or more series of preferred stock and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights of the shares of that series, and the qualifications or restrictions on those preferences or rights. The specific matters that may be determined by the board with respect to a series of preferred stock include:

     - the designation of the series;

     - the number of shares of the series;

     - the rate of dividends, if any;

     - whether dividends, if any, are cumulative or non-cumulative;

     - the terms of redemption, if any;

     - the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of SONICblue;

     - rights and terms of conversion or exchange, if any;

     - restrictions on the issuance of shares of the same series or any other series, if any; and

     - voting rights, if any.

     The series A participating preferred stock described below under "-- SONICblue Stockholder Rights Plan" is a series of preferred stock that has been authorized by the SONICblue board.

     The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of SONICblue common stock or affect adversely the rights and powers, including voting rights, of the holder of SONICblue common stock. Also, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of SONICblue and may adversely affect the market price of SONICblue common stock. SONICblue has no current plans to issue any shares of preferred stock.

WARRANT AND REGISTRATION RIGHTS

     As of April 18, 2001, SONICblue had outstanding a warrant to purchase 2 million shares of its common stock at an exercise price of $10.00 per share. The warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares, based on the fair market value of SONICblue's common stock at the time of the exercise of the warrant, after deducting the aggregate exercise price. The warrant will expire in January 2005.

     If SONICblue proposes to register any of its securities under the Securities Act in connection with a firmly underwritten public offering solely of its common stock and solely for cash, holders of SONICblue's common stock issued on exercise of the warrant are entitled to notice of the registration and are entitled to include their shares in the registration, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration. In addition, holders of at least 40% of the shares issued on exercise of the warrant may require SONICblue to prepare and file a registration statement under the Securities Act at its expense covering at least 400,000 shares entitled to registration rights. SONICblue is obligated to effect up to two of these stockholder-initiated registrations.

TRANSFER AGENT AND REGISTRAR

     Fleet National Bank c/o Equiserve, LP, is the transfer agent and registrar for SONICblue's common stock.

SONICBLUE STOCKHOLDER RIGHTS PLAN

     SONICblue's board of directors has adopted a stockholder rights plan.

     The rights issued under the plan are not now exercisable, and SONICblue does not know at this time whether they ever will be exercisable. Except as described below, each right, when exercisable, entitles the registered holder to purchase from SONICblue one one-thousandth of a share of series A participating preferred stock at a price of $85.00, subject to adjustment.

     In general, until the rights are exercisable or are redeemed or exchanged or expire unexercised, each right is associated with and cannot be separated from the underlying share of SONICblue common stock on which the right was declared as a dividend. Accordingly, until the rights are separate from the SONICblue common stock, (i) each holder of outstanding shares of SONICblue common stock is also the holder of an equal number of rights, (ii) any sale or other transfer of shares of SONICblue common stock by a holder thereof also will cause a transfer of the associated rights, and (iii) no certificates will be issued to evidence ownership of the rights, but certificates for shares of SONICblue common stock will refer to the associated rights. Until a right is exercised, it confers no rights as a stockholder, including the right to vote or to receive dividends.

     The rights will separate from the SONICblue common stock if there is a "Distribution Date." A Distribution Date will occur on the earliest to happen of

     - a public announcement that someone has become an "Acquiring Person," meaning that the person, which can be an entity or group and including affiliated or associated persons or entities, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of SONICblue common stock, other than as a result of repurchases of stock by SONICblue or certain inadvertent actions by institutional or certain other stockholders, or

     - ten days, or later if determined by the SONICblue board, following the commencement of or a public announcement of an intention to make a tender offer or exchange offer that would result in someone becoming an Acquiring Person.

If a Distribution Date occurs, the rights will become exercisable and separately tradable, and SONICblue will issue certificates for the rights as soon as possible.

     The rights will expire on the earliest of (i) May 14, 2007, (ii) consummation of a merger transaction with a person or group who acquired SONICblue common stock pursuant to a Permitted Offer, as defined below, and is offering in the merger the same price per share and form of consideration paid in the Permitted Offer, or (iii) redemption or exchange of the rights by SONICblue as described below.

     The number of rights associated with each share of SONICblue common stock will be proportionately adjusted to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the SONICblue common stock. The purchase price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the preferred stock, (ii) if holders of the preferred stock are granted certain rights or warrants to subscribe for preferred stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the preferred stock at less than the current market price of the preferred stock, or (iii) if holders of the preferred stock are issued evidences of indebtedness or assets, excluding regular quarterly cash dividends out of earnings or retained earnings, or subscription rights or warrants other than those referred to above. With certain exceptions, no adjustments in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

     The amount of preferred stock that the holder of a right is entitled to receive upon exercise of a right and the purchase price payable upon exercise of a right are both subject to adjustment. Initially, the purchase price is $85.00 per right. If no one has yet become an Acquiring Person, payment of the purchase price entitles the holder of a right to receive only one one-thousandth of a share of preferred stock. If someone has become an Acquiring Person, however, and that fact has been publicly announced by SONICblue or the Acquiring Person, the rights will be adjusted as follows:

     - If SONICblue is involved in a merger or other business combination transaction or 50% or more of SONICblue's assets or earning power are sold, each holder of a right other than an Acquiring Person will have the right to receive, upon the exercise of the right at the then current purchase price, a number of shares of common stock of the acquiring company which at the time of the transaction would have a market value of two times the purchase price.

     - If someone becomes an Acquiring Person, except pursuant to a tender offer or exchange offer approved by SONICblue's board before the person becomes an Acquiring Person or a Permitted Offer, then each holder of a right will for a 60-day period, subject to extension under certain circumstances, have the right to receive upon exercise that number of shares of SONICblue common stock or, in certain circumstances, a combination of SONICblue common stock, property, other securities and/or a reduction in the exercise price of the right, having a market value of two times the purchase price.

If any of the events described in the prior two paragraphs occurs, any rights that are or were at any time after the Distribution Date owned by an Acquiring Person will immediately become null and void.

     At any time before there is an Acquiring Person, the SONICblue board of directors may act to redeem all of the rights at a price of $0.01 per right. After there is an Acquiring Person, the rights may be redeemed only in very limited circumstances. Upon redemption, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     At any time after there is an Acquiring Person, but not after that person acquires 50% or more of the outstanding SONICblue common stock, the SONICblue board may exchange all or part of the then outstanding and exercisable rights, except for rights that have become void, for shares of SONICblue common stock at a rate of one share of SONICblue common stock, or substitute consideration, per right.

     The preferred stock purchasable upon exercise of the rights will be nonredeemable and junior to any other series of preferred stock SONICblue may issue, unless otherwise provided in the terms of that stock. Each share of preferred stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of SONICblue common stock, but in no event less than $25.00. In the event of liquidation, the holders of shares of preferred stock will receive a preferred liquidation payment equal to the greater of $1,000 or 1,000 times the payment made per each share of SONICblue common stock. Each share of preferred stock will have 1,000 votes, voting together with the shares of SONICblue common stock. In the event of any merger, consolidation or other transaction in which shares of SONICblue common stock are exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount and type of consideration received per share of SONICblue common stock. The rights of the preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Fractional shares of preferred stock will be issuable; however, (i) SONICblue may elect to distribute depositary receipts in lieu of fractional shares and (ii) in lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the preferred stock on the last trading date prior to the date of exercise.

     The description and terms of the rights are set forth in a rights agreement between SONICblue and Fleet National Bank, the rights agent. SONICblue and the rights agent retain broad authority to amend the rights agreement; however, following any Distribution Date any amendment may not adversely affect the interests of holders of rights. This description of the rights is qualified in its entirety by reference to the rights agreement, which has been filed with the SEC. See "Where You Can Find More Information" on page 99.

     The stockholder rights plan is intended to enhance the likelihood of continuity and stability in the composition of SONICblue's board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of SONICblue. The rights plan is designed to reduce the vulnerability of SONICblue to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of SONICblue. The rights plan is also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for SONICblue's shares and, consequently, may also inhibit fluctuations in the market price of SONICblue's shares that could result from actual or rumored takeover attempts. The rights plan may also have the effect of preventing changes in the management of SONICblue. In general, the rights plan is likely to make an acquisition of SONICblue more difficult and expensive and could discourage potential acquirers.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the SONICblue common stock to be issued to Sensory Science stockholders pursuant to the merger will be passed upon for SONICblue by Pillsbury Winthrop LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of SONICblue Incorporated at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements incorporated in this proxy statement/prospectus by reference from Sensory Science Corporation's Annual Report on Form 10-K for the year ended March 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

     Stockholders may present proper proposals for inclusion in a company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to Sensory Science in a timely manner.

     Sensory Science. Sensory Science will hold an annual meeting in the year 2001 only if the merger has not already been completed. You may present a proposal to be considered for inclusion in Sensory Science's 2001 proxy statement, provided Sensory Science receives it at Sensory Science's principal executive office no later than April 12, 2001, and that it complies with applicable laws and SEC regulations. Pursuant to Rule 14a-4(c)(1) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, the proxies of management would be allowed to use their discretionary voting authority with respect to any non-Rule 14a-8 stockholder proposal raised at Sensory Science's annual meeting of stockholders, without any discussion of the matter in the proxy statement, unless the stockholder has notified Sensory Science of such proposal at least 45 days prior to the month and day on which Sensory Science mailed its prior year's proxy statement. Your notice must include the proposed business and your interest in it, your address, and your stockholdings. You should address your proposal to: Secretary, Sensory Science, 7835 East McClain Drive, Scottsdale, Arizona 85260.

     SONICblue. Proposals of stockholders of SONICblue that are intended to be included in SONICblue 's proxy statement for the 2002 Annual Meeting of Stockholders must be received by the Secretary of SONICblue no later than December 18, 2001.

     A stockholder proposal not included in SONICblue's proxy statement for the 2001 Annual Meeting, which will be held on May 23, will be ineligible for presentation at that meeting unless the stockholder gives timely notice of the proposal in writing to the Secretary of SONICblue at the principal executive offices of SONICblue and otherwise complies with the applicable provisions of SONICblue's Bylaws. To be timely, SONICblue's Bylaws provide that SONICblue must have received the stockholder's notice not less than 60 days nor more than 90 days prior to such meeting. However, if notice or prior public disclosure of the date of the annual meeting is given or made to stockholders fewer than 65 days prior to the meeting date, SONICblue must receive the stockholder's notice by the earlier of (i) the close of business on the 15th day after the earlier of the day SONICblue mailed notice of the annual meeting date or provided such public disclosure of the meeting date and (ii) two days prior to the scheduled date of the annual meeting. The Secretary should be contacted at 2841 Mission College Boulevard, Santa Clara, CA 95054, (408)588-8000 to obtain additional information as to the proper form and content of notices of stockholder proposals.

                      WHERE YOU CAN FIND MORE INFORMATION

     SONICblue and Sensory Science file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at "http://www.sec.gov."

     SONICblue filed a registration statement on Form S-4 to register with the SEC the SONICblue common stock to be issued to Sensory Science stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of SONICblue in addition to being the proxy statement of Sensory Science for the meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     Sensory Science's Annual Report on Form 10-K for the year ended March 31, 2000 and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 accompany this proxy statement/prospectus. The SEC allows Sensory Science to "incorporate by reference" information into this proxy statement/prospectus, which means that Sensory Science can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Sensory Science has previously filed with the SEC. These documents contain important information about Sensory Science and its finances.

SENSORY SCIENCE SEC FILINGS (FILE NO. 1-09706)

     - Annual Report on Form 10-K for the year ended March 31, 2000.

     - Quarterly Reports on Form 10-Q for the quarters ended June 30, September 30, and December 31, 2000.

     - Current Report on Form 8-K dated April 26, 2000.

     - The description of Sensory Science's common stock contained in Sensory Science's registration statements filed under Section 12 of the Exchange Act.

     Sensory Science is also incorporating by reference all documents that it filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the stockholder meeting.

     If you are a Sensory Science stockholder, Sensory Science may have sent you some of the documents incorporated by reference, but you can obtain any of them through Sensory Science or the SEC. Documents incorporated by reference are available from Sensory Science without charge, excluding all exhibits unless Sensory Science has specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone at the following address:

                          Sensory Science Corporation
                            7835 East McClain Drive
                              Scottsdale, AZ 85260
                                 (888) 371-3211

     If you would like to request documents from Sensory Science, please do so by June 20, 2001, to receive them before the meeting.

     You can also get more information by visiting SONICblue's web site at www.sonicblue.com and Sensory Science's web site at www.sensoryscience.com. Web site materials are not part of this proxy statement/prospectus.

     You should rely only on the information contained or incorporated by reference in this proxy statement/ prospectus to vote on the merger proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 15, 2001. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of SONICblue common stock in the merger shall create any implication to the contrary.

     SONICblue has supplied all information contained in this proxy statement/prospectus relating to SONICblue, and Sensory Science has supplied all such information relating to Sensory Science.

                             SONICBLUE INCORPORATED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........   F-2
Consolidated Statements of Operations for the years ended
  December 31, 2000, 1999, and 1998.........................   F-3
Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................   F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 2000, 1999 and 1998..............   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................   F-6
Notes to Consolidated Financial Statements..................   F-7
Selected Quarterly Consolidated Financial Data
  (Unaudited)...............................................  F-28

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
SONICblue Incorporated

     We have audited the accompanying consolidated balance sheets of SONICblue Incorporated and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the index at item 14(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SONICblue Incorporated and subsidiaries at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

San Jose, California
February 1, 2001,
except for the last three paragraphs
in Note 17, as to which the date is
March 30, 2001

                             SONICBLUE INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            2000         1999         1998
                                                          ---------    ---------    ---------
Net sales...............................................  $ 536,704    $ 352,583    $ 224,639
Cost of sales...........................................    548,616      307,161      226,711
                                                          ---------    ---------    ---------
Gross margin (loss).....................................    (11,912)      45,422       (2,072)
Operating expenses:
  Research and development..............................     83,433       73,896       78,566
  Selling, marketing and administrative.................    126,852       52,832       41,926
  Restructuring expense.................................      6,694           --        6,109
  Other operating expense...............................         --        6,700       35,226
  Amortization of goodwill and intangibles..............     44,440       12,156           --
                                                          ---------    ---------    ---------
     Total operating expenses...........................    261,419      145,584      161,827
                                                          ---------    ---------    ---------
Loss from operations....................................   (273,331)    (100,162)    (163,899)
  Gain on sale of manufacturing joint venture...........     14,738       22,433       26,561
  Gain on UMC investment, net...........................    869,401           --           --
  Gain on sale of other investments.....................      5,917           --           --
  Equity income (loss) of investees.....................    (11,373)         (54)      17,469
  Interest expense......................................     (9,181)      (7,205)      (6,235)
  Other income (expense), net...........................     (1,865)       6,292          944
                                                          ---------    ---------    ---------
Income (loss) before income taxes.......................    594,306      (78,696)    (125,160)
Income tax expense (benefit)............................    281,478      (47,916)     (11,956)
                                                          ---------    ---------    ---------
Net income (loss).......................................  $ 312,828    $ (30,780)   $(113,204)
                                                          =========    =========    =========
Earnings per share amounts:
  Basic.................................................  $    3.46    $   (0.52)   $   (2.22)
  Diluted...............................................  $    3.13    $   (0.52)   $   (2.22)
Shares used in computing per share amounts:
  Basic.................................................     90,390       59,244       51,078
  Diluted...............................................    101,150       59,244       51,078

          See accompanying notes to consolidated financial statements.

                             SONICBLUE INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 2000         1999
                                                              ----------    --------
ASSETS
Current assets:
  Cash and equivalents......................................  $   36,582    $ 45,825
  Investment -- UMC.........................................     228,673          --
  Short-term investments....................................       9,017      58,918
  Accounts receivable (net of allowances of $7,790 in 2000
     and $19,298 in 1999)...................................      85,950      78,312
  Inventories...............................................      86,727      97,161
  Deferred income taxes.....................................          --      19,658
  Prepaid expenses and other................................       9,734      24,779
                                                              ----------    --------
     Total current assets...................................     456,683     324,653
  Property and equipment -- net.............................      24,761      34,404
  Investment -- UMC.........................................     406,363          --
  Investments -- Other......................................          --      92,763
  Deferred income taxes.....................................          --      56,458
  Goodwill and intangible assets............................     162,381     199,139
  Other assets..............................................      49,117      15,230
                                                              ----------    --------
     Total..................................................  $1,099,305    $722,647
                                                              ==========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   99,296    $117,539
  Notes payable.............................................      72,672      51,261
  Accrued compensation and benefits.........................      11,260       9,167
  Accrued liabilities.......................................      28,613      30,803
  Income taxes payable......................................       5,481       5,781
  Deferred income taxes.....................................      69,563          --
  Deferred revenue..........................................       8,287       9,953
                                                              ----------    --------
     Total current liabilities..............................     295,172     224,504
Deferred income taxes.......................................      25,140          --
Other liabilities...........................................       4,040      12,010
Convertible subordinated notes..............................     103,300     103,500
Commitments and contingencies (Notes 7 and 12) Stockholders'
  equity:
  Preferred stock, $.0001 par value; 5,000,000 shares
     authorized; none outstanding...........................          --          --
  Common stock, $.0001 par value; 175,000,000 shares
     authorized; 93,054,332 and 78,139,745 shares
     outstanding in 2000 and 1999, respectively.............           9           8
  Additional paid-in capital................................     602,557     434,330
  Accumulated other comprehensive loss......................    (199,599)     (7,563)
  Retained earnings (accumulated deficit)...................     268,686     (44,142)
                                                              ----------    --------
     Total stockholders' equity.............................     671,653     382,633
                                                              ----------    --------
     Total..................................................  $1,099,305    $722,647
                                                              ==========    ========

          See accompanying notes to consolidated financial statements.

                             SONICBLUE INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                                  ACCUMULATED
                                                                                     OTHER         RETAINED
                                                 COMMON STOCK       ADDITIONAL   COMPREHENSIVE     EARNINGS
                                              -------------------    PAID-IN        INCOME       (ACCUMULATED
                                                SHARES     AMOUNT    CAPITAL        (LOSS)         DEFICIT)       TOTAL
                                              ----------   ------   ----------   -------------   ------------   ---------
BALANCE AT DECEMBER 31, 1997................  50,549,279     $5      $187,271      $ (16,278)     $  99,842     $ 270,840
  Comprehensive loss
    Net loss................................          --     --            --             --       (113,204)     (113,204)
    Other comprehensive income, net of tax:
      Change in unrealized loss on
        investments.........................          --     --            --         (5,995)            --        (5,995)
      Change in foreign currency translation
        adjustment..........................          --     --            --          7,518             --         7,518
                                                                                                                ---------
    Other comprehensive income..............                                                                        1,523
                                                                                                                ---------
  Comprehensive loss........................                                                                     (111,681)
    Exercise of stock options...............     560,546     --         1,984             --             --         1,984
    Employee stock purchase plan............     606,346     --         2,387             --             --         2,387
                                              ----------     --      --------      ---------      ---------     ---------
BALANCE AT DECEMBER 31, 1998................  51,716,171      5       191,642        (14,755)       (13,362)      163,530
  Comprehensive loss
    Net loss................................          --     --            --             --        (30,780)      (30,780)
    Other comprehensive income, net of tax:
      Change in unrealized loss on
        investments.........................          --     --            --          3,132             --         3,132
      Change in foreign currency translation
        adjustment..........................          --     --            --          4,060             --         4,060
                                                                                                                ---------
    Other comprehensive income..............                                                                        7,192
                                                                                                                ---------
  Comprehensive loss........................          --     --            --             --             --       (23,588)
  Private issuance..........................   3,423,000      1        34,438             --             --        34,439
  Exercise of stock options.................   3,390,645     --        18,155             --             --        18,155
  Employee stock purchase plan..............     895,491     --         2,294             --             --         2,294
  Diamond acquisition.......................  18,714,438      2       183,923             --             --       183,925
  Sale of warrant...........................          --     --           990             --             --           990
  Tax benefit of stock option
    transactions............................          --     --         2,888             --             --         2,888
                                              ----------     --      --------      ---------      ---------     ---------
BALANCE AT DECEMBER 31, 1999................  78,139,745      8       434,330         (7,563)       (44,142)      382,633
  Comprehensive loss
    Net income..............................          --     --            --             --        312,828       312,828
    Other comprehensive income, net of tax:
      Change in unrealized loss on
        investments.........................          --     --            --       (192,000)            --      (192,000)
      Change in foreign currency translation
        adjustment..........................          --     --            --            (36)            --           (36)
                                                                                                                ---------
    Other comprehensive loss................                                                                     (192,036)
                                                                                                                ---------
  Comprehensive income......................          --     --            --             --             --       120,792
  Private issuance..........................  10,775,000      1       145,462             --             --       145,463
  Exercise of warrants......................     429,477     --            --             --             --            --
  Stock issued on acquisition...............     108,000     --         1,067             --             --         1,067
  Exercise of stock options and conversion
    of subordinated notes...................   3,089,403     --        14,136             --             --        14,136
  Employee stock purchase plan..............     512,707     --         2,554             --             --         2,554
  Tax benefit of stock option
    transactions............................          --     --         5,008             --             --         5,008
                                              ----------     --      --------      ---------      ---------     ---------
BALANCE AT DECEMBER 31, 2000................  93,054,332     $9      $602,557      $(199,599)     $ 268,686     $ 671,653
                                              ==========     ==      ========      =========      =========     =========

          See accompanying notes to consolidated financial statements.

                             SONICBLUE INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                2000         1999         1998
                                                              ---------    ---------    ---------
OPERATING ACTIVITIES
  Net income (loss).........................................  $ 312,828    $ (30,780)   $(113,204)
  Adjustments to reconcile net income (loss) to net cash
      used for operating activities:
    Deferred income taxes...................................    278,160      (61,669)      15,453
    Depreciation............................................     19,420       19,530       18,844
    Amortization............................................     45,364       12,156        8,347
    Write-off of prepaid production capacity................         --           --        4,000
    Loss on disposal of property and equipment..............         --           --       11,308
    Write-off of impaired assets............................         --           --       27,226
    Write-off of acquired technologies......................         --        6,700        8,000
    Write-off of intangibles................................      4,376           --           --
    Gain on sale of shares of manufacturing joint venture...    (14,738)     (22,433)     (26,561)
    Gain on UMC investment..................................   (869,401)          --           --
    Gain on sale of other investments, net of other non-cash
      charges...............................................     (5,555)          --           --
    Equity in (income) losses of investees..................     11,373           54      (17,469)
  Changes in assets and liabilities:
    Accounts receivable.....................................     (8,586)       3,921       36,849
    Inventories.............................................     12,166      (34,704)      60,499
    Prepaid expenses and other assets.......................     21,046        3,655        5,449
    Accounts payable........................................    (18,634)       5,919      (26,573)
    Accrued compensation and benefits.......................      2,093       (2,395)      (2,397)
    Accrued liabilities.....................................     (9,168)       7,492        1,515
    Deferred revenue........................................     (1,666)        (190)      (9,015)
    Income taxes payable....................................       (309)      25,225      (11,576)
                                                              ---------    ---------    ---------
      Net cash used for operating activities................   (221,231)     (67,519)      (9,305)
                                                              ---------    ---------    ---------
INVESTING ACTIVITIES
  Property and equipment purchases, net.....................     (8,912)      (6,614)      (5,916)
  Purchases of short-term investments.......................    (85,387)    (107,747)    (125,406)
  Sales of short-term and UMC investments...................     51,023      148,937           --
  Maturities of short-term investments......................    119,149           --       66,691
  Investment in real estate partnership.....................         --        7,812           --
  Sale of manufacturing joint venture.......................     14,738       22,433       68,025
  Merger with Diamond.......................................     (6,289)     (22,521)          --
  Equity investment in technology companies.................    (48,689)          --           --
  Other acquisitions........................................     (6,140)          --           --
  Purchase of technology....................................         --           --      (40,000)
  Other assets..............................................         --       (3,642)      (2,276)
                                                              ---------    ---------    ---------
      Net cash from (used for) investing activities.........     29,493       38,658      (38,882)
                                                              ---------    ---------    ---------
FINANCING ACTIVITIES
  Sale of common stock......................................    161,952       57,779        4,371
  Sale of warrant...........................................         --          990           --
  Net borrowings (repayments) of notes payable..............     20,579      (20,752)     (10,000)
  Repayments on equipment financing.........................         --           --       (5,646)
                                                              ---------    ---------    ---------
      Net cash provided by (used for) financing
        activities..........................................    182,531       38,017      (11,275)
                                                              ---------    ---------    ---------
Effect of exchange rate changes.............................        (36)       5,647           --
                                                              ---------    ---------    ---------
Net increase (decrease) in cash and equivalents.............     (9,243)      14,803      (59,462)
Cash and equivalents at beginning of period.................     45,825       31,022       90,484
                                                              ---------    ---------    ---------
Cash and equivalents at end of period.......................  $  36,582    $  45,825    $  31,022
                                                              =========    =========    =========
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid.............................................  $   9,497    $   7,524    $   6,235
  Income taxes paid (refunded), net.........................  $     417    $ (20,022)   $ (15,900)
  Stock issued for acquisitions.............................  $   1,067    $ 183,925    $      --

          See accompanying notes to consolidated financial statements.

                             SONICBLUE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     SONICblue Incorporated ("SONICblue" or the "Company"), which was incorporated on January 9, 1989, designs, develops and markets products for the digital media, consumer electronics, Internet appliance and home networking markets. The Company, formerly S3 Incorporated, changed its named to SONICblue Incorporated on November 15, 2000. The Company's products are used in, and its business is dependent on, the personal computer industry and the development of the Internet. Its sales are primarily in the United States, Asia and Europe (see
Note 11). Its products are manufactured, assembled and tested by contract manufacturers.

  Basis of Presentation

     The consolidated financial statements include the accounts of SONICblue and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated. Investments in entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. In January 2001, SONICblue completed the transfer of its graphics chips assets, other than its shares of S3-VIA, Inc., to S3 Graphics Co., Ltd. a joint venture between VIA Technologies Inc. and a wholly owned subsidiary of SONICblue.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowances for doubtful accounts and customer returns, deferred tax assets, the useful lives of fixed assets and intangible assets, inventory and other reserves. Actual results could differ from those estimates, and such differences may be material to the financial statements.

  Cash, Cash Equivalents and Short-Term Investments

     The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company's short-term investments primarily comprise readily marketable debt and equity securities with remaining maturities of more than 90 days at the time of purchase.

     The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are classified as cash equivalents or short-term investments and are stated at fair value with unrealized gains and losses included in accumulated other comprehensive income
(loss). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are included in other income (expense). The cost of securities sold is based on the specific identification method.

  Derivative Financial Instruments

     As of January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which was issued in June 1998, and its amendments Statement 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB No. 133 and Statement 138, Accounting for Derivative Instruments and Certain Hedging Activities, issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133).

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     As a result of the adoption of Statement 133, the Company will recognize all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial instruments at fair value regardless of the purpose or the intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in stockholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedging accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair value of derivatives used as hedges of the net investment in foreign operations are reported in other comprehensive income as part of the cumulative translation adjustment. Changes in fair value of derivatives not qualifying as hedges are reported in income.

     As the Company had no derivative financial instruments outstanding as of December 31, 2000, the adoption of Statement 133 had no impact on the financial statements of the Company at January 1, 2001.

     Prior to January 1, 2001, the Company used forward foreign exchange contracts primarily to hedge the value of accounts receivable denominated in foreign currencies against fluctuations in exchange rates until such receivables are collected. The Company did not enter into forward foreign exchange contracts for speculative or trading purposes. The Company's accounting policies for these contracts were based on the Company's designation of the contracts as hedges of recorded transactions. Gains and losses on forward foreign exchange contracts were recognized in income in the same period as losses and gains on the underlying transactions were recognized and generally offset. As of December 31, 2000, the Company had no foreign exchange forward contracts outstanding. As of December 31, 1999, the Company had two foreign exchange forward contracts outstanding. Each contract allowed the Company to sell 275,905,000 New Taiwan Dollars.

  Inventories

     Inventories consist of raw materials, work in process and finished goods and are stated at the lower of cost (first-in, first-out) or market. The Company's products typically experience short life cycles and the Company estimates the market value of its inventory based on anticipated selling prices adjusted for completion and selling costs. Should the Company experience a substantial unanticipated decline in the selling price of its products and/or demand therefor, a material valuation adjustment and corresponding charge to operations could result.

     Required payments under the terminated "take or pay" contract with TSMC (See Note 6) were capitalized and amortized to inventory costs as the related product was received.

     Inventories consist of:

                                                              DECEMBER 31,
                                                           ------------------
                                                            2000       1999
                                                           -------    -------
                                                             (IN THOUSANDS)
Raw materials............................................  $41,734    $40,132
Work in process..........................................   14,222     10,418
Finished goods...........................................   30,771     46,611
                                                           -------    -------
  Total..................................................  $86,727    $97,161
                                                           =======    =======

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years for machinery and equipment and five to seven years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the assets' useful lives.

     Property and equipment consist of:

                                                             DECEMBER 31,
                                                         --------------------
                                                           2000        1999
                                                         --------    --------
                                                            (IN THOUSANDS)
Machinery and equipment................................  $ 89,621    $ 78,271
Furniture and fixtures.................................     8,480       7,924
Leasehold improvements.................................     9,707       9,490
                                                         --------    --------
  Total................................................   107,808      95,685
Accumulated depreciation and amortization..............   (83,047)    (61,281)
                                                         --------    --------
Property and equipment, net............................  $ 24,761    $ 34,404
                                                         ========    ========

  Goodwill and Intangible Assets

     Goodwill and intangible assets are stated at cost. Amortization is computed using the straight-line method over estimated useful lives of two to seven years.

     Goodwill and intangible assets consist of:

                                                             DECEMBER 31,
                                                         --------------------
                                                           2000        1999
                                                         --------    --------
                                                            (IN THOUSANDS)
Purchased technology...................................  $  6,800    $  6,800
Trade names............................................     9,600      11,400
Workforce-in-place.....................................     3,500       5,500
Distribution channel relationships.....................    11,500      12,500
Patents................................................    32,000      32,000
Goodwill...............................................   186,331     173,849
                                                         --------    --------
  Total................................................   249,731     242,049
Accumulated amortization...............................   (87,350)    (42,910)
                                                         --------    --------
Goodwill and intangible assets, net....................  $162,381    $199,139
                                                         ========    ========

  Impairment of Goodwill and Other Long-Lived Assets

     Goodwill and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the Company compares the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of the impairment is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on the Company's weighted average cost of capital, which represents the blended after-tax costs of debt and equity.

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

  Foreign Currency Translation

     The Company translates the accounts of its foreign subsidiaries using the local currency as the functional currency. Consequently, the assets and liabilities of the Company's subsidiaries and joint venture are translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income
(loss).

  Revenue Recognition

     In the fourth quarter of 2000, the Company implemented Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101, retroactively to January 1, 2000. SAB 101 requires that the following criteria must be met before revenues can be recorded: (a) persuasive evidence that an arrangement exists, (b) delivery has occurred or services have been rendered,
(c) the seller's price to the buyer is fixed or determinable, and (d) collectibility is reasonably assured. There was no cumulative effect associated with implementing SAB 101.

     Revenue from product sales made directly to customers is generally recognized upon shipment. Accruals for estimated sales returns and allowances are recorded at the time of sale. Certain of the Company's sales are made to distributors under agreements allowing price protection and rights of return on unsold products by the distributors. The Company defers recognition of revenue on such sales until the product is sold by the distributors.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade accounts receivable and foreign exchange contracts. The Company invests only in high credit quality short-term debt instruments and limits the amount of credit exposure to any one entity. A majority of the Company's trade receivables result from sales to manufacturers in the computer industry. Three customers collectively accounted for more than 43% and 52% of the Company's accounts receivable balance at December 31, 2000 and 1999, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. The Company maintains reserves for potential credit losses, and all such losses to date have been within management's expectations.

  Research and Development Expenses

     Research and development is expensed as incurred. To the extent research and development costs include the development of computer software, the Company believes that software development is an integral part of the product design and expenses all such costs as incurred.

  Advertising Expenses

     The Company accounts for advertising costs as an expense in the period in which it is incurred. Total advertising expenses were $14.0 million, $3.7 million, and $7.9 million for each of the years ending December 31, 2000, 1999 and 1998, respectively.

  Stock-Based Compensation

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

accordance with the intrinsic value method because the Company believes the alternative fair value accounting requires the use of option valuation models that were not developed for use in valuing employee stock options. Under the intrinsic value method no compensation expense is recognized when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

  Recently Issued Accounting Standards

     In March 2000, the FASB issued Interpretation No. 44 ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25. FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of an employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan,
(c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective July 2, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of FIN 44 did not have a material impact on the Company's financial position, results of operations or cash flows.

  Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no effect on net income (loss) or stockholders' equity.

2. BUSINESS COMBINATIONS

  Diamond Multimedia Systems

     On September 24, 1999, the Company completed the acquisition of all of the outstanding common stock of Diamond Multimedia Systems, Inc. ("Diamond"). Approximately 18.7 million shares of SONICblue common stock were issued to Diamond shareholders and approximately 1.3 million options were assumed. At the time of the acquisition, Diamond designed, developed, manufactured and marketed multimedia and connectivity products for personal computers. The transaction was accounted for as a purchase and, accordingly, the results of operations of Diamond have been included in the consolidated financial statements since the date of acquisition.

     The purchase price of approximately $215 million included $172 million of stock, $12 million in stock option costs at fair value, cash payment of $20 million and approximately $11 million in expenses of the transaction. The purchase price was allocated as follows: $1.2 million to the estimated fair value of Diamond net liabilities assumed (as of September 24, 1999), $6.7 million to purchased in-process research and development, $6.8 million to purchased existing technology, $11.4 million to trade names, $5.5 million to workforce-in-place, $12.5 million to Diamond distribution channel relationships and $173.8 million to goodwill. Goodwill was recorded as a result of consideration paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill and identified acquisition related intangible assets are amortized on a straight-line basis over the periods indicated below.

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     The intangible assets and goodwill acquired have estimated useful lives as follows:

                                                           ESTIMATED
                                                          USEFUL LIFE
                                                          ------------
Purchased existing technology...........................   2 - 4 years
Trade names.............................................       7 years
Workforce-in-place......................................       4 years
Diamond distribution channel relationships..............       5 years
Goodwill................................................       5 years

     The $6.7 million assigned to and written off as purchased in-process research and development was determined by identifying research projects in areas for which technological feasibility had not been established. The value was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value. The $6.7 million expense is included in other operating expense in the consolidated statements of operations for the year ended December 31, 1999.

     In conjunction with the 2000 restructuring, the Company wrote off $4.4 million net book value of the acquired intangibles. See Note 14.

  Purchase of Assets of Number Nine

     On February 1, 2000, the Company completed the acquisition of substantially all of the assets of Number Nine Visual Technology Corporation ("Number Nine"). The acquisition was accounted for as a purchase. The purchase price of $5.3 million included $5.1 million of cash and $0.2 million in estimated expenses of the transaction. The purchase price was allocated as follows: $0.7 million to the estimated fair value of Number Nine net assets (as of February 1, 2000), $0.5 million to workforce-in-place and $4.1 million to goodwill. Goodwill is recorded as a result of consideration paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill and identified acquisition related intangible assets are amortized on a straight-line basis over five years. The allocation of the purchase price to intangibles was based upon management's estimates.

  Purchase of empeg

     In November 2000, SONICblue acquired U.K. digital audio equipment manufacturer Empeg Limited, known as empeg. The acquisition was accounted for as a purchase. The purchase price of $1.9 million included $0.8 million of cash and $1.1 million of SONICblue stock issued at fair value. The purchase price was allocated as follows: $0.4 million to the estimated fair value of empeg net liabilities assumed and $2.3 million to goodwill. Goodwill is recorded as a result of the consideration paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill is amortized on a straight-line basis over five years. The allocation of the purchase price was based upon management's estimates.

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3. FINANCIAL INSTRUMENTS

     The following is a summary of available-for-sale securities:

                                                                           UNREALIZED    UNREALIZED
                                                  AMORTIZED     MARKET      HOLDING       HOLDING
                                                    COST        VALUE        GAINS         LOSSES
                                                  ---------    --------    ----------    ----------
                                                                   (IN THOUSANDS)
DECEMBER 31, 2000:
Corporate Debt Securities:
  Money market mutual funds.....................  $ 13,753     $ 13,753      $   --       $     --
  Corporate bonds...............................     2,312        2,324          12             --
                                                  --------     --------      ------       --------
     Total Corporate Debt Securities............    16,065       16,077          12             --
Corporate Equity Securities.....................   525,905      232,369          --        293,536
U.S. Government Securities......................     3,004        2,997          --              7
                                                  --------     --------      ------       --------
                                                  $544,974     $251,443      $   12       $293,543
                                                  ========     ========      ======       ========
Included in short-term investments..............  $531,221     $237,690      $   12       $293,543
Included in cash and cash equivalents...........    13,753       13,753          --             --
                                                  --------     --------      ------       --------
                                                  $544,974     $251,443      $   12       $293,543
                                                  ========     ========      ======       ========
DECEMBER 31, 1999:
Corporate Debt Securities:
  Money market mutual funds.....................  $ 13,240     $ 13,240      $   --       $     --
  Commercial paper..............................       894          897           3             --
  Corporate bonds...............................    23,141       22,797          --           (344)
  Municipal bonds...............................     1,829        1,815          --            (14)
  Market auction preferreds.....................     7,000        7,000          --             --
  Certificates of deposit.......................     5,024        5,000          --            (24)
                                                  --------     --------      ------       --------
     Total Corporate Debt Securities............    51,128       50,749           3           (382)
Corporate Equity Securities.....................    19,038       20,462       2,231           (807)
U.S. Government Securities......................     8,901        8,844          --            (57)
                                                  --------     --------      ------       --------
                                                  $ 79,067     $ 80,055      $2,234       $ (1,246)
                                                  ========     ========      ======       ========
Included in short-term investments..............  $ 57,933     $ 58,918      $2,231       $ (1,246)
Included in cash and cash equivalents...........    21,134       21,137           3             --
                                                  --------     --------      ------       --------
                                                  $ 79,067     $ 80,055      $2,234       $ (1,246)
                                                  ========     ========      ======       ========

     All debt securities had a maturity of less than one year at December 31, 2000 and 1999. The carrying values and fair values of the Company's financial instruments are as follows:

                                                                   DECEMBER 31,
                                                --------------------------------------------------
                                                         2000                       1999
                                                -----------------------    -----------------------
                                                CARRYING     ESTIMATED     CARRYING     ESTIMATED
                                                 AMOUNT      FAIR VALUE     AMOUNT      FAIR VALUE
                                                ---------    ----------    ---------    ----------
                                                                  (IN THOUSANDS)
Convertible subordinated notes................  $(103,300)    $(70,915)    $(103,500)    $(96,131)
Foreign currency forward exchange contracts...         --           --            --         (386)

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     The carrying value of cash and cash equivalents, short-term investments and notes payable approximates fair value. The fair values of convertible subordinated notes and foreign currency forward exchange contracts are estimated based on quoted market prices.

4. INVESTMENTS

  Investment in UMC

     During 1995, the Company entered into two long-term manufacturing capacity arrangements. The Company entered into an agreement with United Microelectronics Corporation ("UMC") and Alliance Semiconductor Corporation to form United Semiconductor Corporation ("USC"), a separate Taiwanese company, for the purpose of building and managing a semiconductor manufacturing facility in Taiwan, Republic of China. The Company invested a total of $89.4 million for its equity interest of 23.75%. On December 31, 1997, the Company entered into an agreement with UMC to sell to UMC 80 million shares of stock of USC for a purchase price of 2.4 billion New Taiwan Dollars. The Company received approximately $68.0 million in cash in January 1998. As a result of the sale to UMC, SONICblue's percentage ownership in USC decreased to 15.75%. The Company had the right to purchase up to 31.25% of the output from the foundry.

     In June 1999, the Company announced that it would receive $42.0 million (based on the June 1999 exchange rate) from UMC for a patent license and release of contingencies on the previous USC stock sale from UMC. Payments were received over five fiscal quarters beginning in the quarter ended June 30, 1999. Under the terms of the agreement, SONICblue licensed 29 patents covering multimedia products and integrated circuit manufacturing technology for use in products manufactured by UMC. The Company agreed to waive rights to its USC board seat and determined that it no longer could exercise significant influence over the financial and operating decisions of USC. Accordingly, in June 1999, the Company ceased accounting for its investment in USC using the equity method of accounting.

     In June 1999, UMC announced that it would provide one share of UMC common stock for every share of USC common stock. The transaction was a result of UMC's foundry consolidation plans whereby USC, United Integrated Circuits Corporation, United Silicon Incorporated and UTEK Semiconductor Corporation, were merged into UMC.

     In January 2000, USC merged with UMC and, as a result of the merger, SONICblue received 252 million shares of UMC common stock in exchange for 252 million USC shares. The Company also received a 20% stock dividend, or approximately 50.4 million shares of UMC stock, in April 2000, increasing the Company's holdings to approximately 302 million shares of UMC stock. The Company sold 15 million shares of UMC stock in 2000 on the Taiwan Stock Exchange. Under the terms of the USC merger with UMC, 50% of the UMC shares received by the Company are classified as restricted because they are subject to restrictions on their sale that lapse over a three-year period from the date of the merger. At December 31, 2000, approximately 126 million shares were restricted and are recorded as a long-term investment at cost. The portion of the investment that is not subject to restriction is adjusted to fair market value at each reporting date and classified as short-term investments. Approximately 161 million of the unrestricted shares are recorded as a current asset and are valued at market in accordance with Statement of Financial Accounting Standards No. 115. Approximately 100 million of the unrestricted shares have been pledged to secure a domestic loan facility. See Note 6.

     At December 31, 2000, the market value of both the short-term and long-term investment in UMC had declined $519.8 million below its original cost basis. It was determined that this decline was related to the downturn in the semiconductor industry as a whole and was temporary in nature due to the historically

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

cyclical nature of the industry. The available-for-sale portion of the investment was marked-to-market through other comprehensive income.

     Subsequent to the year-end, the market value of the investment in UMC remained significantly below cost. There is a great deal of uncertainty regarding when the semiconductor industry will recover from this down cycle. The Company is continuing to evaluate its need to reduce the value of its investment. Should the Company conclude that the decline in value is other than temporary, it will report a loss in other income and expense at that time.

  Interest in Real Estate Partnership

     In 1995, the Company entered into a limited partnership arrangement (the "partnership") with a developer to obtain a ground lease and develop and operate the Company's current Santa Clara facilities. The Company invested $2.1 million for a 50% limited partnership interest. On June 29, 1999, the Company entered into an agreement to assign to the general partner the Company's entire interest in the partnership for $7.8 million. The gain on the assignment of the Company's partnership interest is being recognized over the term of the facilities lease, which expires in 2008.

  Investment in RioPort

     In October 1999, RioPort, Inc. ("RioPort"), which was a wholly owned subsidiary, sold shares of its preferred stock to third party investors. As a result, the Company retains a minority investment in RioPort and accounts for its investment using the equity method of accounting. In addition, in November 1999, as part of the formation of the partnership, the Company transferred its ownership of OneStep, LLC to RioPort in exchange for $10.9 million, which was the Company's acquisition cost of OneStep in July 1999.

     In June 2000, RioPort sold additional preferred stock. As part of this financing, the Company invested an additional $10.7 million in RioPort, maintaining its percentage ownership of RioPort.

     RioPort is developing an integrated platform for acquiring, managing and experiencing music and spoken audio programming from the Internet.

  Investment in S3-VIA, Inc.

     In November 1999, the Company established a joint venture with VIA Technologies, Inc. ("VIA") to bring high-performance integrated graphics and core logic chip sets to the volume OEM desktop and notebook PC markets. The venture, S3-VIA, Inc., has joint funding, exclusive access to both companies' technology and distribution rights for developed products between SONICblue and VIA. The Company owns 50.1% of the voting common stock of the joint venture. Accordingly, the Company consolidates the accounts of S3-VIA, Inc. in its consolidated financial statements.

5. CONVERTIBLE SUBORDINATED NOTES

     In September 1996, the Company completed a private placement of $103.5 million of convertible subordinated notes. The notes mature in 2003. Interest is payable semi-annually at 5 3/4% per annum. The notes are convertible at the option of the holders into the Company's common stock at an initial conversion price of $19.22 per share, subject to adjustment. During 2000, $0.2 million in notes were converted into common stock. Beginning in October 1999, the notes are redeemable at the option of the Company at an initial redemption price of 102% of the principal amount. The Company has reserved 5,374,610 shares of common stock for the conversion of these notes. Offering costs of approximately $3.4 million are included in other assets and are amortized on a straight-line basis over the term of the notes.

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

6. LINE OF CREDIT AND NOTES PAYABLE

     In 1995 the Company expanded and formalized its relationship with Taiwan Semiconductor Manufacturing Company ("TSMC") to provide additional capacity over the period from 1996 to 2000. The agreement with TSMC requires the Company to make annual advance payments to be applied against the following year's capacity. The Company signed promissory notes to secure these payments over the term of the agreement. In July 2000, the Company terminated the "take or pay" contract with TSMC and a foundry relationship with UMC. The Company's agreement with TSMC provided capacity through 2002 and required the Company to make annual advance payments to purchase specified capacity to be applied against the following year's capacity or to forfeit advance payments against those amounts. The Company received a refund of approximately $4.8 million and the notes payable were cancelled.

     At December 31, 2000, the Company had a $70.0 million domestic bank facility permitting borrowings at the rate of LIBOR plus 2%. This bank facility expires in 2001. The covenants covering this debt agreement pertain to minimum levels of collateral coverage and tangible net worth, quarterly profitability and minimum levels of liquidity. As of December 31, 2000, the Company was in compliance with all loan covenants. The Company has pledged 100 million UMC shares to secure the loan facility. Additionally, the Company has credit facilities under foreign lines of credit. The Company has a foreign line of credit of 10 million Deutsche Marks (approximately $4.8 million at December 31,
2000) and a foreign line of credit of 3.0 million British Pounds (approximately $4.5 million at December 31, 2000). Borrowings, included in Notes Payable, were $72.2 million under these facilities at December 31, 2000.

     As of December 31, 2000, the Company's future payments on debt related to notes payable, lines of credit and capital lease obligations are due in 2001, therefore all amounts have been classified as current.

7. STOCKHOLDERS' EQUITY

  Preferred Stock

     The number of shares of preferred stock authorized for issuance is 5,000,000, par value of $0.0001 per share. The preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to provide rights, preferences, privileges and restrictions of the shares of such series. As of December 31, 2000 and 1999, no shares of preferred stock had been issued.

  Stockholder Rights Plan

     On May 14, 1997, the Board adopted a Stockholder Rights Plan. To implement the plan, SONICblue's Board declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of SONICblue common stock held of record on June 1, 1997. Each Right represents a contingent right to purchase, under certain circumstances, a fractional share of a newly created series of SONICblue preferred stock. The Rights would become exercisable and trade independently from SONICblue common stock upon the public announcement of the acquisition by a person or group of 15% or more of SONICblue's common stock, or ten days after commencement of a tender or exchange offer for SONICblue common stock that would result in the acquisition of 15% or more of SONICblue's common stock. In the event one of the limited conditions is triggered, each Right entitles the registered holder to purchase one one-thousandth of a share of preferred stock at an exercise price of $85.00 per Right. The Board of Directors may redeem the Rights at $0.01 per Right pursuant to the plan. The Rights expire May 14, 2007.

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

  Employee Stock Purchase Plans

     Under the terms of the Merger Agreement with Diamond, the Company assumed Diamond's 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan"). Upon consummation of the Merger, each option under the 1995 Purchase Plan was converted into the right to purchase shares of SONICblue's common stock. The Company reserved 52,000 shares of common stock for the offering period in effect at the date of the merger. This offering period concluded on October 31, 1999, and no new offering periods will be commenced under the 1995 Purchase Plan. The Company's 1993 Employee Stock Purchase Plan permits eligible employees to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of the purchase period. At the Company's Annual Meeting of Stockholders held on May 26, 2000, an amendment to the Company's 1993 Employee Stock Purchase Plan increasing the number of shares available for sale from 2.8 million to 4.8 million was approved. At December 31, 2000, 3,026,367 shares have been issued under the plans and 1,825,563 shares have been reserved for future issuance.

  Stock Plan

     The 1989 Stock Plan was established for the grant of incentive or nonstatutory stock options and the direct award or sale of shares to employees, directors and consultants. Incentive stock options must be granted at not less than fair market value at the date of grant. The exercise price of nonstatutory options and the share price for shares sold generally may be no less than 85% of fair market value at the date of the grant or sale. In connection with the merger with Diamond, each outstanding Diamond stock option was assumed by SONICblue and converted into an option to acquire shares of SONICblue common stock on the same terms and conditions (including any provisions for acceleration) as were applicable to that stock option under the applicable Diamond stock option plan in effect prior to the merger. At December 31, 2000, 37,426,489 shares of common stock have been authorized for issuance, 19,880,578 shares of common stock are reserved for issuance and 4,845,335 shares were available for future grant under the 1989 Stock Plan.

     A summary of stock option activity is as follows:

                                                    NUMBER      WEIGHTED AVERAGE
                                                  OF SHARES     PRICE PER SHARE
                                                  ----------    ----------------
BALANCE, DECEMBER 31, 1997......................  10,051,840         $ 6.28
Options granted.................................   9,609,391           4.26
Options exercised...............................    (560,546)          3.57
Options cancelled...............................  (4,057,968)          7.09
                                                  ----------
BALANCE, DECEMBER 31, 1998......................  15,042,717           4.86
Options granted and assumed.....................   7,920,117           8.50
Options exercised...............................  (3,390,645)          5.24
Options cancelled...............................  (2,367,990)          6.51
                                                  ----------
BALANCE, DECEMBER 31, 1999......................  17,204,199           6.22
Options granted.................................   4,248,953          13.90
Options exercised...............................  (3,089,403)          5.38
Options cancelled...............................  (3,328,506)          8.90
                                                  ----------
BALANCE, DECEMBER 31, 2000......................  15,035,243           7.93
                                                  ==========

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     Options to purchase 6,990,819, 6,729,122, and 4,400,697 shares were exercisable at December 31, 2000, 1999, and 1998, respectively, with a weighted average exercise price of $6.03, $5.24, and $5.89 respectively.

     Options generally vest over a period of four years and generally become exercisable beginning either six months or one year from the date of employment or grant. Options generally expire ten years from the date of grant.

  Stock-Based Compensation

     Under the intrinsic value method, the Company generally recognizes no compensation expense with respect to stock-based awards to employees. The Company is required to present pro forma information regarding net income (loss) and net income (loss) per share, as if the Company had accounted for its stock-based awards to employees under the fair value method. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees.

     The following table summarizes the ranges of outstanding and exercisable options at December 31, 2000:

                         OPTIONS OUTSTANDING
                 ------------------------------------    OPTIONS EXERCISABLE
                                WEIGHTED                ----------------------
                                 AVERAGE     WEIGHTED                 WEIGHTED
                                REMAINING    AVERAGE                  AVERAGE
   RANGE OF        NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES  OUTSTANDING   LIFE (YRS)     PRICE     EXERCISABLE    PRICE
---------------  -----------   -----------   --------   -----------   --------
$ 0.12 - $ 4.38    4,275,142      6.84        $ 3.28     2,645,459     $ 3.24
  4.39 -   7.50    4,255,142      6.95          5.78     3,020,175       5.69
  7.51 -  13.19    3,817,761      8.91         10.15       878,753      10.37
 13.20 -  36.66    2,687,198      8.87         15.60       446,432      16.33
                  ----------                             ---------
  0.12 -  36.66   15,035,243      7.76          7.93     6,990,819       6.03
                  ==========                             =========

     The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                            STOCK OPTION PLAN          EMPLOYEE STOCK PURCHASE PLAN
                                      -----------------------------    -----------------------------
                                       2000       1999       1998       2000       1999       1998
                                      -------    -------    -------    -------    -------    -------
Expected life from vest date........  0.5 yrs    0.5 yrs    0.5 yrs    0.0 yrs    0.0 yrs    0.0 yrs
Volatility..........................      81%        83%        84%        81%        83%        84%
Risk-free interest rate.............     6.2%       5.4%       4.9%       5.8%       4.9%       5.0%

     The weighted-average estimated fair value of stock options granted during 2000, 1999, and 1998 was $7.80, $4.95 and $2.21 per share, respectively. The weighted-average estimated fair value of shares purchased under the Employee Stock Purchase Plan during 2000, 1999, and 1998 was $3.08, $2.87, and $3.46 per share, respectively.

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is generally amortized over the vesting period of four years (for options) and the offering period (for stock purchases under the Employee Stock Purchase Plan). The pro forma information is as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                       2000           1999            1998
                                                    -----------    -----------    ------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Pro forma net income (loss).......................   $297,286       $(42,178)      $(127,967)
Pro forma per share amounts:
  Basic...........................................   $   3.29       $  (0.71)      $   (2.51)
  Diluted.........................................   $   3.15       $  (0.71)      $   (2.51)

  Intel Warrant

     In December 1998, the Company entered into an agreement pursuant to which it agreed to issue to Intel Corporation a warrant to purchase 1,000,000 shares of the Company's common stock at an exercise price of $9.00 per share. The purchase price for the warrant was $1.0 million. Intel exercised this warrant in February 2000 on a cashless basis for a net issuance of 429,477 shares.

8. LEASES AND COMMITMENTS

  Operating Leases

     The Company occupies facilities in several countries including the United States, Canada, France, Germany, Japan, Korea, Republic of China, Singapore and the United Kingdom and is obligated under leases expiring through 2008. Under the leases, the Company is responsible for insurance, maintenance and property taxes. During 1995, the Company entered into a limited partnership arrangement with a developer to obtain a ground lease and develop and operate the Company's Santa Clara, California facilities. See Note 4. In January 1997, prior to the expiration of the lease terms of the previous facilities, the Company relocated its principal administrative facilities to its present Santa Clara facilities, at which time the Company's minimum operating lease payment of $369,000 commenced for the initial 12-year term. During 1997, the Company sublet a portion of its previous facilities for the remaining lease terms and negotiated a lease termination on the other two previous facilities. During 1998, the Company sublet a portion of its current facilities through 2008.

     Future minimum annual payments under operating leases are as follows:

                                                        OPERATING LEASES
                                                        ----------------
                                                         (IN THOUSANDS)
2001..................................................      $10,566
2002..................................................        9,719
2003..................................................        8,865
2004..................................................        7,784
2005..................................................        7,598
Thereafter............................................       19,490
                                                            -------
  Total minimum lease payments........................      $64,019
                                                            =======

     The total of minimal rentals to be received in the future under non-cancelable subleases is $35.8 million as of December 31, 2000.

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     Rent expense for 2000, 1999 and 1998, was $10.9 million, $10.1 million and $8.9 million, respectively. Sublease income for 2000, 1999 and 1998 was $4.1 million, $4.4 million and $2.6 million, respectively. Net rent expense for 2000, 1999, and 1998 was $6.8 million, $5.7 million and $6.3 million, respectively.

9. INCOME TAXES

     The provision (benefit) for income taxes consists of:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2000        1999        1998
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
CURRENT TAX EXPENSE:
  Federal..........................................  $     --    $     --    $(20,802)
  State............................................        --          --          --
  Foreign..........................................        88         618          --
                                                     --------    --------    --------
                                                           88         618     (20,802)
                                                     --------    --------    --------
DEFERRED TAX EXPENSE:
  Federal..........................................   210,620     (43,173)      4,995
  State............................................    70,770      (5,361)      3,851
  Foreign..........................................        --          --          --
                                                     --------    --------    --------
                                                      281,390     (48,534)      8,846
                                                     --------    --------    --------
     Total.........................................  $281,478    $(47,916)   $(11,956)
                                                     ========    ========    ========

     Loss from foreign operations was $31.0 million, nil, and $15.1 million in 2000, 1999 and 1998 respectively. The tax benefits resulting from disqualifying dispositions of shares acquired under the Company's incentive stock option plan and from the exercise of non-qualified stock options reduced taxes payable as shown by $5.0 million in 2000 and $2.9 million in 1999 which amounts are included in additional paid-in capital. There was no tax benefit in 1998 associated with stock option activity.

     The difference between the provision for taxes on income and the amount computed by applying the federal statutory income tax rate to income before taxes is explained below:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2000        1999        1998
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
Tax computed at 35%................................  $208,007    $(27,544)   $(43,806)
Nondeductible goodwill.............................    15,554       4,269          --
State income taxes, net of federal effect..........    46,000          --          --
Tax credits........................................    (3,000)         --      (2,800)
Equity loss of investee............................     3,981           2      (6,114)
Losses not benefited (benefited)...................    10,150     (24,643)     40,729
Other..............................................       786          --          35
                                                     --------    --------    --------
Provision for income taxes.........................  $281,478    $(47,916)   $(11,956)
                                                     ========    ========    ========
Effective tax rate.................................      47.4%       60.9%        9.6%
                                                     ========    ========    ========

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     Significant components of the Company's deferred income tax asset are as follows:

                                                            DECEMBER 31,
                                                        ---------------------
                                                          2000         1999
                                                        ---------    --------
                                                           (IN THOUSANDS)
Deferred tax assets:
  Reserves not currently deductible...................  $  14,555    $ 10,255
  Accrued liabilities.................................         --       4,326
  Deferred revenue....................................        489       4,978
  Compensation expense not currently deductible.......      3,106       3,726
  Depreciation/amortization...........................     16,151      11,874
  Foreign net operating loss carryforwards............      7,300       9,023
  Federal net operating loss carryforwards............    159,825     101,277
  State net operating loss carryforwards..............     13,400       4,702
  Federal credit carryforwards........................     10,293       8,275
  State credit carryforwards..........................      4,662       3,650
  Other...............................................     11,728       7,785
                                                        ---------    --------
     Total deferred tax assets........................    241,509     169,871
  Valuation allowance for deferred tax assets.........    (80,568)    (60,868)
                                                        ---------    --------
     Net deferred tax assets..........................    160,941     109,003
                                                        ---------    --------
Deferred tax liabilities:
  Earnings and gain from foreign joint venture........   (243,754)    (12,900)
  Purchased intangibles...............................     (6,984)    (17,122)
  Other...............................................     (4,906)     (2,865)
                                                        ---------    --------
     Total deferred tax liabilities...................   (255,644)    (32,887)
                                                        ---------    --------
     Net deferred tax liability.......................  $ (94,703)   $ 76,116
                                                        =========    ========

     The foreign net operating loss carryforwards do not expire. The federal net operating loss and credit carryforwards expire beginning in 2018 and 2011, respectively. The state net operating loss and credit carryforwards expire beginning in 2002 and 2005, respectively.

     The valuation allowance at December 31, 2000 includes $18 million attributable to changes in unrealized loss on investments, and will be credited to accumulated other comprehensive income/loss when realized. The balance of the valuation allowances at December 31, 2000 and 1999 relates to tax carryforwards of a purchased subsidiary, the realization of which will first reduce goodwill, then other non-current intangible assets related to the acquisition. The change in the valuation allowance was $19.7 million and $20.1 million for December 31, 2000 and 1999, respectively.

10. EMPLOYEE BENEFIT PLANS

     The Company implemented a non-qualified cash profit sharing plan in 1994 under which all employees of the Company, including officers, are eligible to receive, on an annual basis, an equal cash bonus based on pretax profits, prorated for service with the Company. No payments were made under this plan in 2000, 1999 or 1998.

     The Company has a 401(k) tax-deferred savings plan whereby all employees meeting certain age and service requirements may contribute up to 20% of their eligible compensation (up to a maximum allowed under IRS rules). The Company, at the discretion of the Board of Directors, may make contributions. No contributions by the Company have been made to the plan since its inception.

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

11. EXPORT SALES AND SIGNIFICANT CUSTOMERS

     The Company reports financial and descriptive information about operating segments for which separate financial information is made available to and evaluated regularly by the chief operating decision maker, its Chief Executive Officer ("CEO"). During 2000, the CEO reviewed financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance.

     The Company's primary operations are located in the United States. The Company sells its products into the personal computer market primarily in the United States, Asia and Europe. Export sales accounted for 56%, 70% and 89% of net sales in 2000, 1999 and 1998, respectively. Approximately 33%, 35% and 29% of export sales in 2000, 1999 and 1998, respectively, were to affiliates of United States customers. In 2000, 2% and 20% of export sales were shipped to Hong Kong and Taiwan, respectively. In 1999, 8% and 16% of export sales were shipped to Hong Kong and Taiwan, respectively. In 1998, 18% and 55% of export sales were shipped to Hong Kong and Taiwan, respectively. One customer accounted for 21% of net sales in 2000. Three customers accounted for 19%, 10% and 9%, respectively, of net sales in 1999. Three customers accounted for 39%, 14% and 13%, respectively, of net sales in 1998.

12. CONTINGENCIES

     Since November 1997, a number of complaints have been filed in federal and state courts seeking unspecified damages on behalf of an alleged class of persons who purchased shares of SONICblue's common stock at various times between April 18, 1996 and November 3, 1997. The complaints name as defendants SONICblue, certain of its officers and former officers, and certain directors of SONICblue, asserting that they violated federal and state securities laws by misrepresenting and failing to disclose certain information about SONICblue's business. In addition, certain stockholders have filed derivative actions in the state courts of California and Delaware seeking recovery on behalf of SONICblue, alleging, among other things, breach of fiduciary duties by such individual defendants. The plaintiffs in the derivative action in Delaware have not taken any steps to pursue their case. The derivative cases in California State court have been consolidated, and plaintiffs have filed a consolidated amended complaint. The court has entered a stipulated order in those derivative cases suspending court proceedings and coordinating discovery in them with discovery in the class actions in California State courts. On plaintiffs' motion, the federal court has dismissed the federal class actions without prejudice. The class actions in California State court have been consolidated, and plaintiffs have filed a consolidated amended complaint. SONICblue has answered that complaint. Discovery is proceeding. On January 22, 2001, four of the insurance carriers which issued directors and officers insurance to SONICblue filed suit against all parties named as defendants in the securities litigation, claiming that the carriers have no obligation to provide coverage under the California Insurance Code. While management intends to defend the actions against SONICblue vigorously, there can be no assurance that an adverse result or settlement with regard to these lawsuits would not have a material adverse effect on SONICblue's financial condition or results of operations.

     SONICblue has received from the Securities and Exchange Commission a request for information relating to SONICblue's restatement announcement in November 1997. SONICblue has responded and intends to continue to respond to such requests.

     SONICblue has also been defending several putative class action lawsuits naming Diamond, which were filed in June and July 1996 and June 1997 in the California Superior Court for Santa Clara County and the U.S. District Court for the Northern District of California. Certain former executive officers and directors of Diamond are also named as defendants. The plaintiffs purport to represent a class of all persons who purchased Diamond's common stock between October 18, 1995 and June 20, 1996, or the

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

Class Period. The complaints allege claims under the federal securities laws and California law. The plaintiffs allege that Diamond and the other defendants made various material misrepresentations and omissions during the Class Period. The complaints do not specify the amount of damages sought. On March 24, 2000, the District Court for the Northern District of California dismissed the federal action without prejudice. The parties have tentatively agreed to settle this matter, subject to final documentation and court approval, for a payment of $15.0 million. SONICblue funded $4.5 million of the settlement on November 1, 2000. SONICblue previously accrued this amount in connection with the merger with Diamond. SONICblue believes that Diamond's insurance covers the remaining $10.5 million of the settlement and Diamond's insurers have funded that amount into the settlement.

     Sega Corporation ("Sega") initiated a claim for arbitration in Tokyo, Japan against Diamond in December 1998. The claim arises out of an agreement entered into between Sega and Diamond in September 1995, in which Sega agreed to provide Diamond with Sega game software that Diamond would bundle with its 3-D graphics board "The Edge." Sega claims that Diamond breached the parties' agreement by failing to pay Sega a contractual minimum royalty fee for the games as set forth in the agreement. Sega claims as damages $3.8 million in unpaid royalties and pre-judgment interest. On May 28, 1999, Diamond responded to Sega's claims by filing an answer in which it denied the material allegations of Sega's claims. The parties have filed additional briefs in support of their claims and defenses. An evidentiary hearing on this action has not yet been scheduled. SONICblue contests the material allegations of Sega's claims. In addition, SONICblue has pleaded that Sega's failure to provide it with 3-D optimized game software on a timely basis adversely affected sales of The Edge. SONICblue claims that these lost sales and profits should provide an offset to Sega's claims in the arbitration and intends to defend the suit vigorously.

     C3 Sales, Inc. ("C3") filed suit against SONICblue on October 6, 1999 in the Harris County (Houston), Texas District Court. The petition sought a judicial declaration that a Sales Representative Agreement entered into between C3 and SONICblue on May 19, 1999 was a valid contract that governed the relationship between the two parties. On November 8, 1999, SONICblue answered acknowledging that the May 19, 1999 agreement was a contract between the two parties. C3 failed to respond to informal requests by SONICblue to dismiss the declaratory relief action on grounds that no justiciable controversy existed between the parties. On December 3, 1999, SONICblue filed a summary judgment motion seeking judgment against C3 on the grounds that no issues of material fact remain to be determined regarding the declaratory judgment sought by C3. C3 responded by filing an amended petition raising new matters. Specifically, C3's new claims allege that the Sales Representative Agreement applies to Diamond products, and that certain commissions due under the agreement have not been paid. SONICblue intends to defend this action vigorously.

     On January 6, 2000, PhoneTel Communications, Inc. ("PhoneTel") filed a complaint for patent infringement against a group of defendants, including Diamond, in the United States District Court for the Northern District of Texas. PhoneTel generally alleges that Diamond and the other defendants are infringing its two patents by making, using, selling, offering to sell and/or importing digital synthesizers, personal computers, sound cards, or console game systems. PhoneTel does not specify which Diamond products allegedly infringe its patents. SONICblue filed Diamond's answer to the complaint on March 28, 2000. SONICblue believes it has meritorious defenses and intends to vigorously defend itself against the allegations made in the complaint.

     The digital media, consumer appliance and home networking industries are characterized by frequent litigation, including litigation regarding patent and other intellectual property rights. SONICblue is party to various legal proceedings that arise in the ordinary course of business. Although the ultimate outcome of

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

these matters is not presently determinable, management believes that the resolution of all such pending matters will not have a material adverse effect on SONICblue's financial position or results of operations.

13. OTHER OPERATING EXPENSE

     Other operating expense is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                             2000     1999      1998
                                                             ----    ------    -------
                                                                  (IN THOUSANDS)
Write-off of acquired technologies.........................  $--     $6,700    $ 8,000
Impairment of long-lived assets............................   --         --     27,226
                                                             ---     ------    -------
  Total....................................................  $--     $6,700    $35,226
                                                             ===     ======    =======

     The Company recorded a non-recurring charge of $6.7 million related to the purchase of Diamond on September 24, 1999. The value assigned to purchased in-process research and development was determined through valuation techniques generally used by appraisers in the high-technology industry and was immediately expensed in the period of acquisition because technological feasibility had not been established and no alternative use had been identified. The charge is discussed in more detail in Note 2.

     In January 1998, the Company entered into a $40.0 million technology exchange with Cirrus Logic, Inc. to obtain graphic functionality technologies. As a result of the exchange, the Company acquired the technology covered by 10 graphic patents and 25 graphic patent applications, as well as cross-licensed Cirrus Logic's remaining patents. Under the terms of the cross-licensing provisions, the Company and Cirrus Logic have a perpetual license to each other's graphic patents and additional licenses with respect to the other party's patents for agreed upon periods of time. The Company wrote-off $8.0 million of the value of the acquired technologies that were not realizable based on estimated cash flows from the sale of products currently sold by the Company. The remaining $32.0 million intangible asset was being amortized to cost of sales based on the estimated lives of the currently utilized core technologies, which was generally five years, until the fourth quarter of 1998.

     During the fourth quarter of 1998, management reevaluated the carrying value of the intangible assets recorded in connection with the technology exchange and related to the patents obtained from Brooktree, as well as other long-lived assets, including property and equipment. This revaluation was necessitated by management's determination based on recent results of operations that the future expected sales and cash flows for the Company's operations would be substantially lower than had been previously expected by management. Expected undiscounted future cash flows were not sufficient to recover the carrying value of such assets. Accordingly, an impairment loss of $27.2 million, representing the excess of the carrying value over the estimated fair value of the assets, was recognized for write-downs of a substantial portion of the intangible assets. The estimated fair value of the intangible assets was based on management's best estimate of the patent portfolio based on a comparison to other graphics technology portfolios in the marketplace. The Company determined that no write-down of property and equipment was necessary at December 31, 1998 based on its estimate of the fair value of such assets. Due to technological changes in the graphics marketplace, the Company concluded it should accelerate its amortization of its remaining patent portfolio, of approximately $4.0 million, over the remaining estimated life of those technologies, which was two years.

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

14. RESTRUCTURING EXPENSE

     In August 2000, the Company adopted a restructuring plan relating to the shutdown of its Diamond Multimedia-branded add-in board business to reflect its long term strategy and focus. Restructuring expenses of $6.7 million in 2000 related to the shutdown included write-off of intangibles ($4.4 million), facilities closure expenses ($0.8 million) and personnel severance compensation and related expenses ($1.5 million). As part of the restructuring, the Company also wrote off $3.4 million of inventory, through cost of sales. At December 31, 2000, the reserve remaining for these items was $2.1 million, consisting of $1.3 million in personnel severance compensation and related expenses, and $0.8 million in facilities closure expenses. Aside from the original write-off of intangibles, reductions in the reserve were the result of cash payments. The Company expects the plan to be completed by the end of 2001.

     In July 1998, the Company implemented a restructuring plan, resulting in a charge of $6.1 million, in order to align resources with a new business model and to lower the Company's overall cost structure. In connection with the restructuring, the Company reduced its headcount and consolidated facilities. Severance and related benefits represented the reduction of approximately 70 employees by the end of the second quarter of 1999. The number of temporary employees and contractors used by the Company was also reduced. The restructuring expense included the write-off and write-down in carrying value of equipment, which consisted primarily of workstations, personal computers and furniture that are no longer utilized in the Company's operations. These assets were written down to their estimated fair value less cost to sell. Facility closure expenses were incurred as a result of the vacating of one of two leased buildings at the Company's headquarters and include leasehold improvements, furniture, fixtures and network costs. The Company completed its move in 1999.

15. EARNINGS PER SHARE

     When computing diluted earnings per share, the Company includes only potential common shares that are dilutive. Exercise of approximately 17,204,000 options in 1999, 15,042,000 options in 1998 and the conversion of approximately 5,385,000 convertible securities in 1999 and 1998 are not assumed because the result would have been anti-dilutive.

     The following table sets forth the computation of basic and diluted earnings per share:

                                                             YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                       2000           1999            1998
                                                    -----------    -----------    ------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NUMERATOR
Net Income (Loss)
  Basic...........................................   $312,828       $(30,780)      $(113,204)
  Interest expense of convertible notes (net of
     tax).........................................      3,864             --              --
                                                     --------       --------       ---------
  Diluted.........................................   $316,692       $(30,780)      $(113,204)
                                                     ========       ========       =========
DENOMINATOR
  Denominator for basic earnings per share........     90,390         59,244          51,078
  Common stock equivalents -- options and
     warrants.....................................      5,375             --              --
  Common stock equivalents -- convertible notes...      5,385             --              --
                                                     --------       --------       ---------
  Denominator for diluted earnings per share......    101,150         59,244          51,078
                                                     ========       ========       =========
Basic earnings per share..........................   $   3.46       $  (0.52)      $   (2.22)
Diluted earnings per share........................   $   3.13       $  (0.52)      $   (2.22)

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

16. COMPREHENSIVE INCOME

     The following are the components of accumulated other comprehensive loss, net of tax:

                                                               DECEMBER 31,
                                                     --------------------------------
                                                       2000        1999        1998
                                                     ---------    -------    --------
                                                              (IN THOUSANDS)
Unrealized gain (loss) on investments..............  $(191,197)   $   803    $ (2,329)
Foreign currency translation adjustments...........     (8,402)    (8,366)    (12,426)
                                                     ---------    -------    --------
  Accumulated other comprehensive loss.............  $(199,599)   $(7,563)   $(14,755)
                                                     =========    =======    ========

     The following schedule of other comprehensive income (loss) shows the after-tax current-period gain (loss) and the reclassification adjustment.

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2000        1999      1998
                                                       ---------    ------    -------
                                                               (IN THOUSANDS)
Unrealized gain (loss) on investments
  Unrealized gain (loss) on available-for-sale
     securities......................................  $(196,096)   $3,076    $(5,967)
  Less: reclassification adjustment for (gain) loss
     realized in net income..........................      4,096        56        (28)
                                                       ---------    ------    -------
Net unrealized gain (loss) on investments............   (192,000)    3,132     (5,995)
Foreign currency translation adjustments.............        (36)    4,060      7,518
                                                       ---------    ------    -------
Other comprehensive income (loss)....................  $(192,036)   $7,192    $ 1,523
                                                       =========    ======    =======

17. SUBSEQUENT EVENTS

     In January 2001, SONICblue completed the transfer of its graphics chips assets, other than its shares of S3-VIA, Inc., to S3 Graphics Co., Ltd., a joint venture between VIA and a wholly owned subsidiary of SONICblue. Pursuant to the joint venture agreement with VIA, SONICblue received 13 million shares of SONICblue common stock as initial payment, and the joint venture assumed liabilities relating to the transferred assets. Upon the occurrence of certain events described in the investment agreement between SONICblue and VIA, SONICblue must pay specified liquidated damages, subject to a maximum damages cap. Under the joint venture agreement, SONICblue will also receive earn-out payments if the new venture meets specified profitability goals.

     The Company, through its wholly owned subsidiary, owns all outstanding shares of Class A common stock of the joint venture, which represents 50% of the voting power of the joint venture with respect to the election of directors and 0.1% of the economic interest of the joint venture. The Company does not own a majority of the voting stock; it cannot elect a majority of the Board of Directors and by the contractual terms will share in 0.1% of the economic results of the joint venture. As a result, because it does not control the joint venture, the Company will account for its investment in the joint venture using the equity method.

     At closing, SONICblue issued to a wholly owned subsidiary of VIA a warrant to purchase up to 2 million shares of SONICblue common stock at an exercise price of $10.00 per share, for an aggregate exercise price of $20 million. The warrant expires on January 3, 2005, unless terminated earlier. The VIA subsidiary is entitled to registration rights with respect to the shares issuable upon exercise of the warrant and to certain other shares. The Company's wholly owned subsidiary has granted VIA an option to

                             SONICBLUE INCORPORATED

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

purchase all of its shares of Class A common stock of the joint venture for an aggregate purchase price of $10 million at any time until exercised in full. The option also provides that the Company's subsidiary may require VIA to purchase all of the Class A shares at any time after the occurrence of certain events.

     The pro forma unaudited results of operations for the years ended December 31, 2000 and 1999, assuming the disposition of the graphics chips assets and the acquisition of Diamond had occurred as of January 1, 1999, follows:

                                                           FOR THE YEAR ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                           2000         1999
                                                         ---------    ---------
                                                             (IN THOUSANDS,
                                                         EXCEPT PER SHARE DATA)
Revenues...............................................  $309,790     $488,654
Net income (loss)......................................  $276,783     $(90,721)
Net income (loss) per common share:
  Basic................................................  $   3.58     $  (1.96)
  Diluted..............................................  $   3.14     $  (1.96)

     In February 2001, SONICblue announced that it signed a definitive agreement to acquire Sensory Science Corporation, whose assets include the Go Video, California Audio Labs and Rave brands, as well as an exclusive distribution agreement with Loewe Opta GmbH of Germany. Pending the consummation of the acquisition of Sensory Science Corporation, SONICblue has made a loan to Sensory Science in the amount of $3 million and has obtained a warrant to purchase 5,357,143 shares of Sensory Science common stock.

     In March 2001, SONICblue signed a definitive agreement to acquire ReplayTV, Inc., a developer of personal television technology. Under the terms of the agreement, SONICblue will issue an aggregate of 15.5 million shares of common stock and options and warrants to purchase shares of SONICblue common stock in exchange for all of ReplayTV's outstanding equity interests, and ReplayTV will become a wholly owned subsidiary of SONICblue. The agreement also provides that if the value of the SONICblue common stock to be issued to stockholders of ReplayTV at the closing of the transaction is less than $80 million, ReplayTV may terminate the agreement unless SONICblue, at its option, either pays additional cash or issues additional shares to bring the value at closing to $80 million. In connection with the proposed acquisition of ReplayTV, SONICblue has made loans to Replay in the amount of $10 million and agreed to loan ReplayTV up to an additional $6 million.

     In March 2001, SONICblue announced the proposed sale to ATI Technologies of its professional graphics division, based in Starnberg, Germany, which produces the Fire GL line of graphics accelerators. Under the terms of an Asset Purchase Agreement, SONICblue will receive $2.7 million in cash and is eligible to receive further financial consideration of up to $7.3 million, contingent upon the Fire GL graphics business achieving future performance targets.

                 SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)

     The following table presents selected unaudited consolidated financial results for each of the eight quarters in the two-year period ended December 31, 2000. In the Company's opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the financial information for the period presented.

                                                   FOURTH       THIRD        SECOND      FIRST
                                                  QUARTER     QUARTER(1)    QUARTER     QUARTER
                                                  --------    ----------    --------    --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31, 2000
Net sales.......................................  $ 99,205     $139,960     $135,820    $161,719
Gross margin (loss).............................    (6,668)     (23,652)       5,004      13,404
Income (loss) from operations(2)................   (77,362)     (93,713)     (54,815)    (47,441)
Net income (loss)(3)............................   (67,509)     (75,648)     (36,258)    492,243
Per share amounts:
  Basic.........................................  $  (0.72)    $  (0.82)    $  (0.40)   $   5.84
  Diluted(4)....................................  $  (0.72)    $  (0.82)    $  (0.40)   $   5.04
Shares used in computing per share amounts:
  Basic.........................................    93,313       92,573       91,402      84,272
  Diluted(4)....................................    93,313       92,573       91,402      97,864
YEAR ENDED DECEMBER 31, 1999
Net sales.......................................  $180,546     $ 70,484     $ 57,253    $ 44,300
Gross margin (loss).............................     2,930       15,688       16,537      10,267
Income (loss) from operations(2)................   (56,765)     (18,383)      (9,456)    (15,558)
Net income (loss)(3)............................    (6,903)     (11,098)       1,100     (13,879)
Per share amounts:
  Basic.........................................  $  (0.09)    $  (0.20)    $   0.02    $  (0.27)
  Diluted(4)....................................  $  (0.09)    $  (0.20)    $   0.02    $  (0.27)
Shares used in computing per share amounts:
  Basic.........................................    77,121       55,419       53,164      51,856
  Diluted(4)....................................    77,121       55,419       57,588      51,856

-------------------------
(1) Gross margin (loss) for the third quarter of 2000 was restated from the amounts presented in the Quarterly Report on Form 10-Q for the period ended September 30, 2000 to reflect the reclassification of an inventory writedown which was previously classified as restructuring expense. The reclassification had no impact on income (loss) from operations and net income (loss).

(2) Loss from operations for 2000 includes a $10.1 million restructuring charge. Loss from operations for 1999 includes a write-off of acquired technologies of $6.7 million in the fourth quarter of 1999.

(3) Net income (loss) includes gain on sale of joint venture of $7.2 million in the second quarter of 1999, $7.5 million in the third quarter of 1999, $7.8 million in the fourth quarter of 1999, $7.5 million in the first quarter of 2000 and $7.2 million in the second quarter of 2000.

(4) Diluted earnings per share includes the effect of incremental shares issuable upon the conversion of the convertible subordinated notes, the dilutive effect of outstanding options and an adjustment to net income for the interest expense (net of income taxes) related to the notes unless the impact of such conversion is anti-dilutive. The effect of the conversion was anti-dilutive all quarters of 2000 and 1999, except for the first quarter of 2000.

                                                                         ANNEX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                          SENSORY SCIENCE CORPORATION

                          PHOENIX I ACQUISITION CORP.,

                                      AND

                             SONICBLUE INCORPORATED

                          DATED AS OF JANUARY 31, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
ARTICLE 1  The Merger.......................................................  A-1
  Section 1.1   The Merger..................................................  A-1
  Section 1.2   Conversion of Shares........................................  A-2
  Section 1.3   Surrender and Payment.......................................  A-3
  Section 1.4   Stock Options and Warrants..................................  A-4
  Section 1.5   Adjustments.................................................  A-4
  Section 1.6   Fractional Shares...........................................  A-5
  Section 1.7   Withholding Rights..........................................  A-5
  Section 1.8   Lost Certificates...........................................  A-5
  Section 1.9   Shares Held by Company Affiliates...........................  A-6
  Section 1.10  Appraisal Rights............................................  A-6

ARTICLE 2  The Surviving Corporation........................................  A-6
  Section 2.1   Certificate of Incorporation of the Surviving Corporation...  A-6
  Section 2.2   Bylaws of the Surviving Corporation.........................  A-6
  Section 2.3   Directors and Officers of the Surviving Corporation.........  A-6

ARTICLE 3  Representations and Warranties of the Company....................  A-6
  Section 3.1   Organization and Qualification..............................  A-6
  Section 3.2   Capitalization..............................................  A-7
  Section 3.3   Authority...................................................  A-7
  Section 3.4   Governmental Authorization..................................  A-8
  Section 3.5   Non-Contravention...........................................  A-8
  Section 3.6   Subsidiaries................................................  A-8
  Section 3.7   SEC Filings.................................................  A-9
  Section 3.8   Financial Statements........................................  A-9
  Section 3.9   Disclosure Documents........................................  A-10
  Section 3.10  Absence of Certain Changes..................................  A-10
  Section 3.11  No Undisclosed Material Liabilities.........................  A-11
  Section 3.12  Litigation..................................................  A-11
  Section 3.13  Taxes.......................................................  A-12
  Section 3.14  Employees and Employee Benefit Plans........................  A-13
  Section 3.15  Compliance with Law.........................................  A-14
  Section 3.16  Finders' or Advisors' Fees..................................  A-15
  Section 3.17  Environmental Matters.......................................  A-15
  Section 3.18  Labor Matters...............................................  A-15
  Section 3.19  Title to Property...........................................  A-16
  Section 3.20  Leaseholds..................................................  A-16
  Section 3.21  Management Payments.........................................  A-16
  Section 3.22  Proprietary Rights..........................................  A-16
  Section 3.23  Insurance...................................................  A-18
  Section 3.24  No Misleading Statements....................................  A-18
  Section 3.25  Opinion of Financial Advisor................................  A-18
  Section 3.26  Tax Treatment...............................................  A-18
  Section 3.27  Takeover Statutes...........................................  A-18
  Section 3.28  Stockholder Rights Plan.....................................  A-18
  Section 3.29  Transactions with Affiliates................................  A-18

                                                                              PAGE
                                                                              ----
ARTICLE 4  Representations and Warranties of Parent.........................  A-19
  Section 4.1   Organization and Qualification..............................  A-19
  Section 4.2   Capitalization..............................................  A-19
  Section 4.3   Authority...................................................  A-19
  Section 4.4   Governmental Authorization..................................  A-19
  Section 4.5   Non-Contravention...........................................  A-20
  Section 4.6   SEC Filings.................................................  A-20
  Section 4.7   Financial Statements........................................  A-20
  Section 4.8   Disclosure Documents........................................  A-21
  Section 4.9   Absence of Certain Changes..................................  A-21
  Section 4.10  Shares of Parent Common Stock...............................  A-21
  Section 4.11  Finders' or Advisors' Fees..................................  A-21

ARTICLE 5  Conduct Prior to The Effective Time..............................  A-21
  Section 5.1   Conduct of Business of the Company..........................  A-21
  Section 5.2   No Solicitation.............................................  A-23

ARTICLE 6  Covenants of Parent and the Company..............................  A-24
  Section 6.1   Access to Information.......................................  A-24
  Section 6.2   Registration Statement and Proxy Statement..................  A-24
  Section 6.3   Stockholder Meeting.........................................  A-25
  Section 6.4   Reasonable Efforts; Other Actions...........................  A-25
  Section 6.5   Public Announcements........................................  A-26
  Section 6.6   Notification of Certain Matters.............................  A-26
  Section 6.7   Expenses....................................................  A-26
  Section 6.8   Affiliates..................................................  A-26
  Section 6.9   Company Employee Benefit Plans..............................  A-26
  Section 6.10  Indemnification.............................................  A-27
  Section 6.11  NNM Listing.................................................  A-27
  Section 6.12  Resignation of Officers and Directors.......................  A-27

ARTICLE 7  Conditions to the Merger.........................................  A-28
  Section 7.1   Conditions to the Obligations of Each Party.................  A-28
  Section 7.2   Conditions to the Obligations of Parent and Merger
                Subsidiary..................................................  A-28
  Section 7.3   Conditions to the Obligations of the Company................  A-29

ARTICLE 8  Termination......................................................  A-29
  Section 8.1   Termination.................................................  A-29
  Section 8.2   Termination by Parent.......................................  A-30
  Section 8.3   Termination by the Company..................................  A-30
  Section 8.4   Procedure for Termination...................................  A-31
  Section 8.5   Effect of Termination.......................................  A-31

ARTICLE 9  Miscellaneous....................................................  A-31
  Section 9.1   Notices.....................................................  A-31
  Section 9.2   Non-Survival of Representations and Warranties..............  A-34
  Section 9.3   Amendments; No Waivers......................................  A-34
  Section 9.4   Successors and Assigns......................................  A-34
  Section 9.5   Governing Law...............................................  A-33
  Section 9.6   Jurisdiction................................................  A-33
  Section 9.7   Waiver of Jury Trial........................................  A-33

                                                                              PAGE
                                                                              ----
  Section 9.8   Counterparts; Effectiveness.................................  A-33
  Section 9.9   Entire Agreement............................................  A-33
  Section 9.10  Captions....................................................  A-33
  Section 9.11  Severability................................................  A-33

                                    EXHIBITS

Exhibit A -- Form of Company Affiliates Letter

                      (This page intentionally left blank)

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER, dated as of January 31, 2001 (the "Agreement"), by and between SENSORY SCIENCE CORPORATION, a Delaware corporation (the "Company"), SONICBLUE INCORPORATED, a Delaware corporation ("Parent"), and PHOENIX I ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of SONICBLUE INCORPORATED ("Merger Subsidiary"),

                                    RECITALS

     WHEREAS, the respective Boards of Directors of Parent, Merger Subsidiary and the Company have approved this Agreement, and deem it advisable and in the best interests of each corporation and its respective stockholders to consummate the merger of Merger Subsidiary with and into the Company upon the terms and subject to the conditions of this Agreement; and

     WHEREAS, pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive shares of voting common stock of Parent, and all outstanding options to purchase shares of common stock of the Company shall be assumed by Parent; and

     WHEREAS, it is intended that the Merger qualify as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and be accounted for as a purchase transaction; and

     WHEREAS, each of the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby:

     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     SECTION 1.1  The Merger.

     (a) In accordance with the provisions of this Agreement and the General Corporation Law of the State of Delaware (the "Delaware Law"), at the Effective Time, Merger Subsidiary shall be merged (the "Merger") with and into the Company, whereupon the separate existence of Merger Subsidiary shall cease and the Company shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger and a wholly owned subsidiary of Parent.

     (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Subsidiary shall file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time").

     (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, property, powers and franchises and be subject to all of the restrictions, disabilities, debts and duties of the Company and Merger Subsidiary, all as provided under the Delaware Law.

     (d) Unless this Agreement is earlier terminated pursuant to Article 8, the closing of the Merger (the "Closing") shall take place at the offices of Pillsbury Winthrop LLP, 2550 Hanover Street, Palo Alto, California as soon as practicable, but in any event within two (2) business days after the day on which the last to be fulfilled or waived of the conditions set forth in Article 8 (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or at such other time, place and date as is mutually agreed to in writing by the parties hereto. The date of the Closing is referred to in this Agreement as the "Closing Date."

     SECTION 1.2  Conversion of Shares.

     (a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

          (i) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Subsidiary shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with this Section 1.2(a)(i).

          (ii) Each share of common stock, par value $0.001 per share, of the Company (a "Company Share") held by the Company as treasury stock or owned by Parent or any subsidiary of Parent (together with the associated Company Right (as defined in Section 3.2, if any)), shall be cancelled, and no payment shall be made with respect thereto.

          (iii) Each Company Share (together with the associated Company Right) outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 1.2(a)(ii), by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 0.0710 (the "Exchange Ratio") of a share of common stock, par value $0.0001 per share, of Parent ("Parent Common Stock"); provided, however, that if average closing sale price of one share of Parent Common Stock on the Nasdaq National Market (the "NNM") during the ten (10) trading days ending on the trading day immediately prior to the Effective Time (the "Closing Date Average") is between $5.5213 and $ 7.0988, the Exchange Ratio shall equal the quotient (rounded to four decimal places) obtained by dividing $0.504 by the Closing Date Average; and provided further, that if the Closing Date Average is less than $5.5213, the Exchange Ratio shall equal 0.0913. If any Company Shares outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Company, then, except to the extent otherwise provided in such agreement, the shares of Parent Common Stock issued in exchange for such Company Shares will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends.

     (b) From and after the Effective Time, all Company Shares (together with the associated Company Rights) converted in accordance with Section 1.2(a)(iii) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (as defined below), as applicable, and any dividends payable pursuant to Section 1.3(f).

     (c) The Parent Common Stock to be received as consideration pursuant to the Merger by each holder of Company Shares (together with cash in lieu of fractional shares of Parent Common Stock as specified below) is referred to herein as the "Merger Consideration."

     (d) For purposes of this Agreement, the word "Subsidiary" when used with respect to any Person means any other Person, whether incorporated or unincorporated, of which (i) more than fifty percent (50%) of the securities or other ownership interests or (ii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent (50%) of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries. For purposes of this Agreement, "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

     SECTION 1.3  Surrender and Payment.

     (a) Prior to the Effective Time, Parent shall appoint an agent (the "Exchange Agent") for the purpose of exchanging certificates representing Company Shares (the "Certificates") for the Merger Consideration. Parent will make available to the Exchange Agent, as needed, the Merger Consideration to be delivered in respect of the Company Shares. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record at the Effective Time of Company Shares a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent).

     (b) Each holder of Company Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, will be entitled to receive the Merger Consideration payable in respect of the Company Shares represented by such Certificate. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

     (c) If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to such registration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such registration shall pay to the Exchange Agent any transfer or other taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) After the Effective Time, there shall be no further registration of transfers of Company Shares. If, after the Effective Time, Certificates are presented to the Exchange Agent, the Surviving Corporation or the Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 1.

     (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.3(a) that remains unclaimed by the holders of Company Shares one (1) year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder's Company Shares for the Merger Consideration in accordance with this Section 1.3 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder's Company Shares. Notwithstanding the foregoing, Parent shall not be liable to any holder of Company Shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Company Shares three (3) years after the Effective Time (or such earlier date prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any Person previously entitled hereto.

     (f) No dividends or other distributions with respect to Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section
1.3. Subject to the effect of applicable laws, following such surrender, there shall be paid, without interest, to the record holder of the Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other

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distributions in respect of Parent Common Stock, all Parent Common Stock to be
issued pursuant to the Merger (but not options therefor described in Section 1.4 unless actually exercised at the Effective Time) shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

     SECTION 1.4  Stock Options and Warrants.

     (a) At the Effective Time, each outstanding option to purchase Company Shares (a "Company Stock Option") granted under the Company's plans identified in Section 1.4 of the Disclosure Schedule (as defined in the introductory clause to Article 3 below) as being the only compensation or benefit plans or agreements pursuant to which Company Shares may be issued (collectively, the "Company Stock Option Plans"), whether vested or not vested, shall be deemed assumed by Parent and shall thereafter be deemed to constitute an option to acquire, on the same terms and conditions (including any provisions for acceleration) as were applicable under such Company Stock Option prior to the Effective Time (in accordance with the past practice of the Company with respect to interpretation and application of such terms and conditions), the number (rounded down to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of Company Shares subject to such Company Stock Option immediately prior to the Effective Time by (y) the Exchange Ratio, at a price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (a) the exercise price per Company Share otherwise purchasable pursuant to such Company Stock Option divided by (b) the Exchange Ratio. The parties intend that the conversion of the Company Stock Options hereunder will meet the requirements of section 424(a) of the Code and this
Section 1.4(a) shall be interpreted consistent with such intention. Subject to the terms of the Company Stock Options and the documents governing such Company Stock Options, the Merger will not terminate or accelerate any Company Stock Option or any right of exercise, vesting or repurchase relating thereto with respect to Parent Common Stock acquired upon exercise of such assumed Company Stock Option. Holders of Company Stock Options will not be entitled to acquire Company Shares after the Merger. In addition, prior to the Effective Time, the Company will make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 1.4.

     (b) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in this Section 1.4.

     (c) No later than twenty (20) days following the Effective Time, Parent shall file with the Securities and Exchange Commission (the "SEC") a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Parent Common Stock subject to options and other equity-based awards described in this Section 1.4, and shall use commercially reasonable efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or "blue sky" laws, for so long as such options or other equity-based awards remain outstanding.

     (d) Each Warrant that remains outstanding following the Effective Time shall continue to have, and be subject to, the same terms and conditions set forth in the documents governing such Warrant immediately prior to the Effective Time, except that (i) such Warrant will be exercisable for that number of whole shares of Parent Common Stock as is equal to the product of the number of Company Shares that were purchasable under the Warrant immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for Parent Common Stock issuable upon exercise of such Warrant will be equal to the quotient obtained by dividing the aggregate exercise price of such Warrant immediately prior to the Effective Time by the number of shares of Parent Common Stock for which such Warrant shall be exercisable as determined in accordance with the preceding clause (i), rounded to the nearest whole cent.

     SECTION 1.5 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company (other than as contemplated in Section
3.2 or permitted under this Agreement) shall occur, including, without

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limitation, by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be appropriately adjusted.

     SECTION 1.6  Fractional Shares.

     (a) No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Company Shares otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 1.6, a cash payment in lieu of such fractional shares of Parent Common Stock representing such holder's proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Parent Common Stock equal to the excess of (x) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 1.3(a) over
(y) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Certificates pursuant to Section 1.3(b) (such excess being herein called the "Excess Shares"). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the certificates representing Company Shares, shall sell the Excess Shares at then prevailing prices on the NNM in the manner provided in the following paragraph.

     (b) The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NNM through one or more member firms of the NNM and shall be executed in round lots to the extent practicable. The compensation payable to the Exchange Agent and the expenses incurred by the Exchange Agent, in each case, in connection with such sale or sales of the Excess Shares, and all related commissions, transfer taxes and other out-of-pocket transaction costs, will be paid by the Surviving Corporation out of its own funds and will not be paid directly or indirectly by Parent. Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Shares, the Exchange Agent shall hold such proceeds in trust for the holders of Company Shares (the "Common Shares Trust"). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Company Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Shares would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Shares would otherwise be entitled.

     (c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Shares in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of Company Shares without interest.

     SECTION 1.7 Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 1 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

     SECTION 1.8 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Exchange Agent may direct, as indemnity against any claim that may be made against it, the Surviving Corporation or the Exchange Agent with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Company Shares represented by such Certificate as contemplated by this
Article 1.

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     SECTION 1.9  Shares Held by Company Affiliates. Anything to the contrary herein notwithstanding, no shares of Parent Common Stock (or certificates therefor) shall be issued in exchange for any Certificate to any Person who may be an "affiliate" of the Company (identified pursuant to Section 6.8) until such Person shall have delivered to Parent a duly executed letter as contemplated in
Section 6.8. Such Person shall be subject to the restrictions described in such letter, and such shares (or certificates therefor) shall bear a legend describing such restrictions.

     SECTION 1.10 Appraisal Rights. In accordance with Section 262 of the Delaware Law, no appraisal rights shall be available to holders of shares of Company Shares in connection with the Merger.

                                   ARTICLE 2

                           THE SURVIVING CORPORATION

     SECTION 2.1 Certificate of Incorporation of the Surviving Corporation. The certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be changed to the current name of the Company.

     SECTION 2.2 Bylaws of the Surviving Corporation. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

     SECTION 2.3 Directors and Officers of the Surviving Corporation. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as disclosed in a letter delivered by the Company to Parent immediately prior to the execution of this Agreement and signed by the President and Chief Executive Officer of the Company (the "Disclosure Schedule"; it being understood that information disclosed on the Disclosure Schedule as an exception to a specific representation and warranty shall be deemed to be an exception to any other representation and warranty to the extent that it is reasonably clear from the context of such Schedule that the information disclosed therein relates to such other representation and warranty), the Company represents and warrants to Parent and Merger Subsidiary as follows:

     SECTION 3.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its respective properties and to carry on its business as now being conducted.

     The Company is qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the nature of its business requires such qualification, which states or jurisdictions are listed on the Disclosure Schedule, except where the failure to be so qualified or in good standing which, taken together with all other such failures, would not have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole. For purposes of this Agreement, the term "Material Adverse Effect" means any change, violation, inaccuracy, circumstance or effect that is materially adverse to the business, properties, assets (including intangible assets), liabilities, capitalization, results of operations or financial condition of either party and its Subsidiaries, taken as a whole, as the case may be; provided, however, that the following shall not be taken into account in determining whether there has been or could or would be a "Material Adverse Effect" on or with respect to a party: (a) any

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occurrences relating to the economy of the United States in general or the economies in which such entity operates or the industries in which such entity operates in general and not specifically relating to such party, (b) the delay or cancellation of orders for such party's products from customers or distributors (or other resellers) directly attributable to the announcement of this Agreement or the pendency of the Merger, (c) the lack of or delay in availability of components or raw materials from such party's suppliers directly attributable to the announcement of this Agreement or the pendency of the Merger, (d) any litigation brought or threatened against a party or any officer or member of the Board of Directors of such party in respect of this Agreement or the Merger (including any stockholder class action litigation arising from allegations or a breach of fiduciary duty relating to this Agreement), (e) the loss of employees as a result of reductions in force that are mutually agreed upon by the Company and Parent, (f) the loss of employees in an amount not in excess of twenty-five percent (25%) of the number of such employees as of the date of this Agreement (including as lost employees in the case of the Company such employees as shall have given any notice or indication that they will not continue to be willing to be employed by the Surviving Corporation following the Effective Time), and (g) changes in trading prices for such party's securities.

     SECTION 3.2 Capitalization. The authorized capital stock of the Company consists of 50,000,000 Company Shares. As of December 31, 2000, (a) 14,426,970 Company Shares were issued and outstanding, (b) no Company Shares were held in the treasury of the Company or any of its Subsidiaries, (c) 6,800,000 Company Shares were reserved for issuance pursuant to the Company Option Plans, of which stock options to purchase 2,455,513 Company Shares have been granted (of which options to purchase an aggregate of 1,930,263 shares were exercisable), (d) 250,000 Company Shares were reserved for issuance upon the exercise of warrants (the "Company Warrants"), and (e) 15,000,000 Company Shares were reserved for issuance upon the exercise of rights (the "Company Rights") issued pursuant to the Shareholder Rights Agreement dated as of April 13, 2000 between the Company and American Securities Transfer, Inc., as Rights Agent (the "Company Rights Agreement"). All the outstanding shares of the Company's capital stock are, and all Company Shares that may be issued pursuant to the exercise of outstanding employee stock options and the Company Warrants and Company Rights will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as disclosed in the Disclosure Schedule and except for changes since the close of business on January 30, 2001 resulting from the exercise of employee stock options outstanding on such date, there are outstanding (x) no shares of capital stock or other voting securities of the Company, (y) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and (z) no options, warrants or other rights to acquire from the Company, and no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of the Company, obligating the Company to issue, transfer or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in clauses (x), (y) and (z) being referred to collectively as the "Company Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company or any agreements, arrangements, or other understandings to which the Company or any of its Subsidiaries is a party or by which it is bound that will limit in any way the solicitation of proxies by or on behalf of the Company from, or the casting of votes by, the stockholders of the Company with respect to the Merger.

     SECTION 3.3 Authority. The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the requisite approval of its stockholders, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary

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corporate action on the part of the Company, including approval of the Company's
Board of Directors, and other than the requisite approval by its stockholders, no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a legal, valid and binding agreement of the other parties hereto, it constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and
(ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

     SECTION 3.4 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company require no consent of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law, (b) if applicable, compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (c) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), (d) compliance with any applicable requirements of the 1933 Act and state securities laws, and (e) other actions or filings which if not taken or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     SECTION 3.5 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) assuming compliance with the matters referred to in Section 3.3, contravene or conflict with the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 3.4, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any of its Subsidiaries, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause
(b) or defaults, rights of termination, cancellation or acceleration, or losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, have a Material Adverse Effect. For purposes of this Agreement, "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset other than any such mortgage, lien, pledge, charge, security interest or encumbrance (i) for Taxes (as defined in Section 3.13) not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet or the Parent Balance Sheet (as such terms are defined in Section 3.8 and Section 4.7, respectively), as the case may be) or (ii) which is a carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like lien arising in the ordinary course of business. Except as disclosed in the Disclosure Schedule, neither the Company nor any Subsidiary of the Company is a party to any agreement that expressly limits the ability of the Company or any Subsidiary of the Company, or would limit Parent or any Subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time except to the extent that any such limitation, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Parent after the Effective Time.

     SECTION 3.6 Subsidiaries. Each of the Company's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Subsidiaries is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the

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nature of its activities makes such qualification necessary, which states or jurisdictions are listed on the Disclosure Schedule, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Company. Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000 (the "2000 10-K"), as filed with SEC, lists the only Subsidiaries of the Company at March 31, 2000, and all Subsidiaries of the Company thereafter formed or acquired are listed in the Disclosure Schedule. All of the outstanding shares of capital stock of the Subsidiaries are validly issued, fully paid and nonassessable and are owned by the Company free and clear of all liens, claims, charges or encumbrances, and there are no irrevocable proxies with respect to such shares. Except as set forth in the Disclosure Schedule and except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, limited liability company or other entity which is material to the business of the Company and its Subsidiaries, taken as a whole. There are no restrictions on the Company to vote the stock of any of its Subsidiaries.

     SECTION 3.7  SEC Filings.

     (a) The Company has delivered to Parent (i) its annual reports on Form 10-K for its fiscal years ended March 31, 1998, 1999 and 2000, (ii) its quarterly reports on Form 10-Q for its quarters ended June 30, 2000 and September 30, 2000, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 1999, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 1999 (the documents referred to in this Section 3.7(a) being referred to collectively as the "Company SEC Documents"). The Company's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2000 is referred to herein as the "Company 10-Q."

     (b) As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the 1933 Act.

     (c) As of its filing date, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (d) Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     SECTION 3.8 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including any related notes and schedules) included in its annual reports on Form 10-K and the quarterly report on Form 10-Q referred to in
Section 3.7 fairly present, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). For purposes of this Agreement, "Company Balance Sheet" means the consolidated balance sheet of the Company as of September 30, 2000 set forth in the Company 10-Q and "Company Balance Sheet Date" means September 30, 2000. At the Company Balance Sheet Date and as of the Closing Date, except as set forth in the Disclosure Schedule, the Company and its Subsidiaries had and will have no liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected on the Company Balance Sheet under GAAP) not reflected in the financial statements or the accompanying notes thereto, except for liabilities and obligations that have arisen in the ordinary course of business prior to the date of the financial statements and which, under GAAP, would not have been required to be reflected in the financial statements and except for liabilities incurred in the ordinary course of business since the date of the financial statements that have not resulted in Material

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Adverse Effect. All accounts receivable of the Company and its Subsidiaries have arisen from bona fide transactions of the Company or its Subsidiaries, as the case may be, in the ordinary course of business. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

     SECTION 3.9  Disclosure Documents.

     (a) The proxy statement of the Company relating to the meeting of stockholders of the Company contemplated by Section 6.3 and the prospectus of Parent relating to the shares of Parent Common Stock to be issued in connection with the Merger (the "Proxy Statement/Prospectus") to be filed with the SEC in connection with the Merger and the registration statement on Form S-4 of Parent (the "Form S-4") to be filed under the 1933 Act relating to the issuance of Parent Common Stock in the Merger, and any amendments or supplements thereto, will, when filed, subject to last sentence of Section 3.9(b), comply as to form in all material respects with the requirements of the Exchange Act and the 1933 Act.

     (b) Neither the Proxy Statement/Prospectus to be filed with the SEC, nor any amendment or supplement thereto, will, at the date the Proxy Statement/Prospectus or any such amendment or supplement is first mailed to stockholders of Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the 1933 Act or at the Effective Time contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No representation or warranty is made by the Company in this Section 3.9 with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4.

     SECTION 3.10 Absence of Certain Changes. Except as set forth in the Disclosure Schedule, since the Company Balance Sheet Date, the Company and each Subsidiary has conducted its respective business in the ordinary course consistent with past practice and, without limiting the generality of the foregoing:

          (a) There has been no event, occurrence or development of a state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect;

          (b) The Company has not nor has any Subsidiary issued, or authorized for issuance, or entered into any commitment to issue, any equity security, bond, note or other security, nor has the Company or any Subsidiary amended any term of any outstanding security of the Company or any Subsidiary;

          (c) The Company has not nor has any Subsidiary incurred additional debt for borrowed money, or incurred any obligation or liability except in the ordinary course of business consistent with past practice and in any event not in excess of $25,000 for any single occurrence;

          (d) The Company has not nor has any Subsidiary paid any obligation or liability, or discharged, settled or satisfied any claim, lien or encumbrance, except for current liabilities in the ordinary course of business consistent with past practice and in any event not in excess of $25,000 in the aggregate;

          (e) The Company has not nor has any Subsidiary declared or made any dividend, payment or other distribution on or with respect to any share of capital stock, other than, in the case of any Subsidiary, to the Company;

          (f) The Company has not nor has any Subsidiary purchased, redeemed or otherwise acquired or committed itself to acquire, directly or indirectly, any share or shares of its capital stock, other than pursuant to the stock repurchase rights under the Company Stock Option Plans;

          (g) The Company has not nor has any Subsidiary mortgaged, pledged, or otherwise encumbered any of its assets or properties, except for liens for current taxes which are not yet delinquent, and

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     purchase-money liens arising out of the purchase or sale of services or products, mechanics, carriers, warehousemen's and other similar liens made or arising in the ordinary course of business consistent with past practice and in any event not in excess of $25,000 for any single item or $50,000 in the aggregate;

          (h) The Company has not nor has any Subsidiary disposed of, or agreed to dispose of, by sale, lease, license or otherwise, any asset or property, tangible or intangible, except in the ordinary course of business consistent with past practice, and in each case for a consideration believed to be at least equal to the fair value of such asset or property and in any event not in excess of $10,000 for any single item or $25,000 in the aggregate;

          (i) The Company has not nor has any Subsidiary purchased or agreed to purchase or otherwise acquire any securities of any corporation, partnership, joint venture, firm or other entity;

          (j) The Company has not nor has any Subsidiary made any expenditure or commitment for the purchase, acquisition, construction or improvement of a capital asset, except in the ordinary course of business consistent with past practice and in any event not in excess of $25,000 for any single item or $50,000 in the aggregate;

          (k) The Company has not nor has any Subsidiary entered into any material transaction or contract, or made any commitment to do the same, except in the ordinary course of business consistent with past practice;

          (l) The Company has not nor has any Subsidiary sold, assigned, transferred or conveyed, or committed itself to sell, assign, transfer or convey, any Proprietary Rights (as defined in Section 3.22) except pursuant to licenses in the ordinary course of business consistent with past practice;

          (m) The Company has not nor has any Subsidiary adopted or amended any bonus, incentive, profit-sharing, stock option, stock purchase, pension, retirement, deferred-compensation, severance, life insurance, medical or other benefit plan, agreement, trust, fund or arrangement for the benefit of employees of any kind whatsoever, nor entered into or amended any agreement relating to employment, services as an independent contractor or consultant, or severance or termination pay, nor agreed to do any of the foregoing;

          (n) The Company has not nor has any Subsidiary effected or agreed to effect any change in its directors, officers or key employees; and

          (o) The Company has not nor has any Subsidiary effected or committed itself to effect any amendment or modification in its Certificate of Incorporation or Bylaws.

     SECTION 3.11 No Undisclosed Material Liabilities. There are no liabilities of the Company or any Subsidiary of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

          (a) liabilities disclosed or provided for in the Company Balance Sheet or in the notes thereto;

          (b) liabilities which in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company;

          (c) liabilities disclosed in the Company SEC Documents filed prior to the date hereof or set forth in the Disclosure Schedule; and

          (d) liabilities under this Agreement.

     SECTION 3.12 Litigation. There is no claim, dispute, action, proceeding, notice, order, suit, appeal or investigation, at law or in equity, pending or to the knowledge of the Company threatened, against the Company or any Subsidiary or any of their respective directors, officers, employees or agents, or involving any of their respective assets or properties before any court, agency, authority, arbitration panel or other tribunal. The Company is not aware of any facts which, if known to stockholders, customers, distributors, suppliers, governmental authorities or other Persons, would result in any such claim (other than customary

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and normal returns of product in the ordinary course of business consistent with past practice), dispute, action, proceeding, suit or appeal or investigation.
The Company is not nor is any Subsidiary subject to any order, writ, injunction or decree of any court, agency, authority, arbitration panel or other tribunal, nor is the Company or any Subsidiary in default with respect to any notice, order, writ, injunction or decree.

     SECTION 3.13  Taxes.

     (a) For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means any and all taxes, including without limitation (i) any income, profits, alternative or add-on minimum tax, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, net worth, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity responsible for the imposition of any such tax (domestic or foreign) (a "Taxing Authority"), (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period or as the result of being a transferee or successor thereof, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) above as a result of any express or implied obligation to indemnify any other Person.

     (b) All Tax returns, statements, reports and forms (including estimated Tax returns and reports and information returns and reports) required to be filed with any Taxing Authority with respect to any Taxable period ending on or before the Effective Time, by or on behalf of the Company or any Subsidiary (collectively, the "Company Returns"), have been or will be filed when due (including any extensions of such due date), and all amounts shown to be due thereon on or before the Effective Time have been or will be paid on or before such date. The Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. The Financial Statements (i) fully accrue consistent with past practices and in accordance with GAAP all actual and contingent liabilities for Taxes with respect to all periods through the date of the Financial Statements and (ii) properly accrues consistent with past practices and in accordance with GAAP all liabilities for Taxes payable after the Balance Sheet Date with respect to all transactions and events occurring on or prior to such date. All information set forth in the notes to the Financial Statements relating to Tax matters is true, complete and accurate in all material respects.

     (c) No Tax liability has been incurred since the date of the Financial Statements other than in the ordinary course of business and adequate provision has been made for all Taxes since that date in accordance with GAAP on at least a quarterly or, with respect to employment taxes, monthly basis. The Company and each Subsidiary have withheld and paid to the applicable financial institution or Taxing Authority all amounts required to be withheld. All Company Returns filed with respect to federal income tax returns for Taxable years of the Company in the case of the United States, have been examined and closed and copies of audit reports previously have been provided to Parent or are Company Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. the Company has not nor has any Subsidiary been granted any extension or waiver of the limitation period applicable to any Company Return.

     (d) There is no claim, audit, action, suit, proceeding or, investigation now pending or threatened against or with respect to the Company or any Subsidiary in respect of any Tax or assessment. There are no liabilities for Taxes with respect to any notice of deficiency or similar document of any Tax Authority received by the Company or any Subsidiary which have not been satisfied in full (including liabilities for interest, additions to tax and penalties thereon and related expenses). Neither the Company, any Subsidiary nor any Person on behalf of the Company or any Subsidiary has entered into or will enter into any agreement or consent pursuant to section 341(f) of the Code. There are no liens for Taxes upon the assets of the Company or any Subsidiary except liens for current Taxes not yet due. Except as may be required as a result of the Merger, the Company has not nor has any Subsidiary been nor will it be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to

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section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Effective Time.

     (e) There is no contract, agreement, plan or arrangement, including without limitation the provisions of this Agreement, covering any employee or independent contractor or former employee or independent contractor of the Company or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to section 280G or section 162 of the Code (as determined without regard to section 280G(b)(4)). Other than pursuant to this Agreement, the Company is not nor is any Subsidiary a party to or bound by (nor will they prior to the Effective Time become a party to or bound by) any tax indemnity, tax sharing or tax allocation agreement (whether written, unwritten or arising under operation of federal law as a result of being a member of a group filing consolidated tax returns, under operation of certain state laws as a result of being a member of a unitary group, or under comparable laws of other states or foreign jurisdictions) which includes a party other than the Company or any Subsidiary. None of the assets of the Company or any Subsidiary (i) is property that the Company or any Subsidiary is required to treat as owned by any other Person pursuant to the so-called "safe harbor lease" provisions of former section 168(f)(8) of the Code, (ii) directly or indirectly secures any debt the interest on which is tax exempt under section 103(a) of the Code, or (iii) is "tax exempt use property" within the meaning of section 168(h) of the Code. The Company has not nor has any Subsidiary participated in (and prior to the Effective Time the Company will not nor will any Subsidiary participate in) an international boycott within the meaning of section 999 of the Code. The Company has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of section 6661 of the Code. The Company has previously provided or made available to Parent complete and accurate copies of all the Company Returns, and, as reasonably requested by Parent, prior to or following the date hereof, presently existing information statements, reports, work papers, Tax opinions and memoranda and other Tax data and documents.

     SECTION 3.14  Employees and Employee Benefit Plans.

     (a) The Company has provided Parent with a complete and accurate list setting forth all employees and consultants of the Company and its Subsidiaries as of two (2) days before the date hereof together with their titles or positions, dates of hire, regular work location and current compensation. Neither the Company nor any Subsidiary has entered into any employment contract or arrangement with any director, officer, employee or any other consultant or Person (i) which is not terminable by it at will without liability, except as the right of the Company or such Subsidiary to terminate its employees at will may be limited by applicable federal, state or foreign law, or (ii) under which the Company or any Subsidiary could have any liability whatsoever (collectively, the "Employment Agreements"). Except as set forth in Section 3.14 of the Disclosure Schedule ("Schedule 3.14"), the Company does not have nor does any Subsidiary have any deferred compensation, pension, health, profit sharing, bonus, stock purchase, stock option, fringe benefit, hospitalization, insurance, severance, change in control, retention, workers' compensation, supplemental unemployment benefits, vacation benefits, disability benefits, or any other employee benefit plan (as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or otherwise) or welfare benefit plan or obligation covering any of its current or former officers, directors, employees or consultants ("Employee Plans").

     (b) The Company has made available to Parent true, complete and correct copies of (i) each Employment Agreement, (ii) each Employee Plan (or, in the case of any unwritten Employee Plans, descriptions thereof), (iii) the most recent annual report on Form 5500 filed with the IRS with respect to each Employee Plan (if any such report was required), (iv) the most recent summary plan description for each Employee Plan for which such summary plan description is required, (v) each trust agreement and group annuity contract relating to any Employee Plan, (vi) each determination letter and any outstanding request for a determination letter, and (vii) all correspondence with the IRS or the United States Department of Labor relating to any outstanding controversy or audit. Each Employee Plan complies in all material respects with applicable laws, including, without limitation, ERISA and the Code.

     (c) Each Employee Plan has been maintained, funded, operated and administered in compliance in all material respects with all applicable laws and regulations, including but not limited to, ERISA, the Code, and the Health Insurance Portability and Accountability Act of 1996. Each Employee Plan that is intended to be qualified under section 401(a) of the Code and each trust forming a part thereof that is intended to be exempt from taxation under section 501(a) of the Code has received a favorable determination letter from the IRS as to its qualification and tax-exempt status and nothing has occurred, whether by any action or any failure to act, since the date of such determination letter that could adversely affect the qualification of such Employee Plan or the tax-exempt status of such related trust. No event has occurred and, to the knowledge of the Company, there currently exists no condition or set of circumstances in connection with which the Company could be subject to any liability under the terms of any Employee Plans, ERISA, the Code or any other applicable law, including any liability under Title IV of ERISA. Each Employee Plan can be amended or terminated in accordance with its terms and any applicable law without any material liability to the Company or any of its Subsidiaries. No Employee Plan is a "multiemployer plan" as defined in section 3(37) of the ERISA and 414(f) of the Code, nor a "multiple employer plan" as described in section 4063(a) of ERISA and 413 of the Code, and neither the Company, any of its Subsidiaries nor any ERISA Affiliate has ever contributed or had an obligation to contribute to any multiemployer plan or any plan subject to Title IV of ERISA. For purposes of this Section 6.9, an "ERISA Affiliate" is any organization that is a member of the controlled group of organizations of the Company and its Subsidiaries (within the meaning of Sections 414(b), (c), (m) or
(o) of the Code.

     (d) Except as set forth in Schedule 3.14, no current or former director, officer or other employee of, or consultant to, the Company or any of its Subsidiaries will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit (including any acceleration of vesting or lapse of repurchase rights or obligations with respect to any employee stock option or other benefit under any stock option plan or compensation plan or arrangement of the Company) as a result of the transactions contemplated hereby.

     (e) No Employee Plan provides post-retirement health and medical, life or other insurance benefits for retired employees of the Company or any of its Subsidiaries (other than benefit coverage mandated by applicable statute, including benefits provided pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as codified in Code section 4980B and ERISA sections 601 et seq., as amended from time to time ("COBRA")).

     (f) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its affiliates relating to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the twelve (12) months ended on the Balance Sheet Date.

     (g) With respect to any Employee Plan maintained outside the United States for the purpose of providing or otherwise making available retirement benefits to employees of the Company or any of its Subsidiaries (collectively, "Non-U.S. Plans"), the following is true:

          (i) each Non-U.S. Plan is in compliance in all material respects with the laws and regulations applicable to such plan;

          (ii) each Non-U.S. Plan and related funding arrangement that is intended to qualify for tax-favored status has been reviewed and approved for such status by the appropriate government authority (or has been submitted for such review and approval within the applicable time period), and nothing has occurred and no condition exists that is likely to cause the loss or denial of such tax-favored status;

          (iii) as of the most recent valuation date, there are no unfunded benefit liabilities.

     SECTION 3.15 Compliance with Law. All licenses, franchises, permits, clearances, consents, certificates and other evidences of authority of the Company and its Subsidiaries which are necessary to

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the conduct of the Company's and its Subsidiaries' respective businesses
("Permits") are in full force and effect and the Company is not nor is any Subsidiary in violation of any Permit in any respect, except for such exceptions or violations that, individually or in the aggregate, would not have, or be reasonably likely to have, a Material Adverse Effect. Except for exceptions which would not have a Material Adverse Effect, the businesses of the Company and its Subsidiaries have been conducted in accordance with all applicable laws, regulations, orders and other requirements of governmental authorities.

     SECTION 3.16 Finders' or Advisors' Fees. Except for Gerard Klauer Mattison & Co., Inc. and Rick Shotenfeld, copies of whose engagement letters have been provided to Parent, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

     SECTION 3.17  Environmental Matters.

     (a) Except as disclosed on Section 3.17 of the Disclosure Schedule, or as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are, and at all times have been, in compliance with all applicable local, state and federal statutes, orders, rules, ordinances, regulations and codes and all judicial or administrative interpretations thereof (collectively, "Environmental Laws") relating to pollution or protection of the environment, including, without limitation, laws relating to emissions, discharges, releases or threatened releases of Hazardous Substances (as defined below) into or on land, ambient air, surface water, groundwater, personal property or structures (including the protection, cleanup, removal, remediation or damage thereof), or otherwise related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, discharge or handling of Hazardous Substances. The Company has not nor has any Subsidiary received any notice of any investigation, claim or proceeding against the Company or such Subsidiary relating to releases or threatened releases of Hazardous Substances or any action pursuant to or violation or alleged violation under any Environmental Law, and the Company is not aware of any fact or circumstance which could involve the Company or any Subsidiary in any environmental litigation, proceeding, investigation or claim or impose any environmental liability upon the Company or any Subsidiary. As used in this Agreement, "Hazardous Substances" means any pollutant, contaminant, material, substance, waste, chemical or compound regulated, restricted or prohibited by any Environmental Law.

     (b) There are no Hazardous Substances in, under or about the soil, sediment, surface water or groundwater on, under or around any properties at any time owned, leased or occupied by the Company or any Subsidiary for which the Company or any Subsidiary has any liability. The Company has not nor has any Subsidiary disposed of any Hazardous Substances on or about such properties other than in compliance with Environmental Laws or other than for which the Company has any liability. There is no present release or threatened release of any Hazardous Substances in, on, or under such properties other than in compliance with Environmental Laws or other than for which the Company has any liability. The Company has not nor has any Subsidiary disposed of any materials at any site being investigated or remediated for contamination or possible contamination of the environment other than in compliance with Environmental Laws or other than for which the Company has any liability.

     (c) The Company and each Subsidiary have all material permits, licenses and approvals required by Environmental Laws for the use and occupancy of, and for all operations and activities conducted on, the Properties, and the Company and each Subsidiary are in compliance with all such permits, licenses and approvals, and all such permits, licenses and approvals were duly issued, are in full force and effect, and, to the extent required under Environmental Laws, will be transferred to Parent by the Closing, and will remain in full force and effect by the Closing.

     SECTION 3.18 Labor Matters. There are no controversies or labor disputes or union organization activities pending or threatened between the Company or a Subsidiary and any of its employees. None of the employees of the Company or any of its Subsidiaries belongs to any union or collective bargaining unit. The Company and its Subsidiaries have complied with all applicable foreign, state and federal equal employment opportunity and other laws and regulations related to employment or working conditions,

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including all civil rights and anti-discrimination laws, rules and regulations.
The Company is not nor is any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the Company, threatened, any labor strike, dispute, walkout, work stoppage, slowdown or lockout involving the Company or any of its Subsidiaries.

     SECTION 3.19 Title to Property. The Company does not nor does any Subsidiary own any real property. The Company and each of its Subsidiaries has good and marketable title to all of its properties and assets, free and clear of all Liens, except for liens for taxes not yet due and payable and such liens or other imperfections of title and use restrictions, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect.

     SECTION 3.20 Leaseholds. Neither the Company nor any of its Subsidiaries has given or received notice of any material default under any lease under which the Company or any of its Subsidiaries is the lessee of real property (each a "Company Lease" and collectively the "Company Leases") and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries nor any other party thereto is in default in any material respect under any of the Company Leases. All of the Company Leases are in full force and effect, and are valid, binding and enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' or lessors' rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Except as set forth in the Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased, subleased, licensed or assigned, as the case may be, all or any portion of its leasehold interest under any Company Lease to any person.

     SECTION 3.21 Management Payments. Other than as set forth in the Disclosure Schedule, no employee or former employee of the Company will be entitled to additional compensation or to the early vesting or acceleration of payment of any compensation that arises out of or are related to the consummation of the Merger and the transactions contemplated thereby.

     SECTION 3.22  Proprietary Rights.

     (a) Section 3.22 of the Disclosure Schedule (the "Intellectual Property Disclosure Schedule") sets forth a complete and accurate list of all patents and applications for patents, trademarks, trade names, service marks and copyrights, and applications therefor, owned or used by the Company or in which it or any Subsidiary has any rights or licenses. The Intellectual Property Disclosure Schedule specifies, as applicable: (i) the title of the patents, service marks, trademarks and trade names and title of each application therefor; (ii) the jurisdiction by or in which such patent, trademark, trade name, service mark or copyright has been issued or registered or in which an application has been filed, including the registration or application number and includes (iii) material licenses, sublicenses and similar agreements to which the Company or any Subsidiary is a party or pursuant to which any other party is authorized to use any Proprietary Rights (as defined below) amended by the Company or any Subsidiary. The Company has provided Parent with copies of all agreements by which any officer, employee or consultant of the Company has assigned or conveyed to the Company title and ownership to patents, patent applications, trade secrets, and inventions developed or used by the Company or any Subsidiary in its business. All of such agreements are valid, enforceable and legally binding, subject to the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity).

     (b) The Company and each Subsidiary owns or possesses or has the right to obtain valid and enforceable licenses or other rights to all patents, patent applications, supplementary protection certificates and patent extensions, trademarks, trademark applications, trade secrets, service marks and service mark registrations and applications, trade names, copyrights, inventions, business name registrations, drawings, designs, and proprietary know-how or information, or other rights with respect thereto (collectively referred

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to as "Proprietary Rights"), used or currently proposed to be used in the business of the Company or such Subsidiary, as the case may be, and the same are all of the Proprietary Rights necessary to conduct the Company's or such Subsidiary's business as it has been and is now being conducted or as it is currently proposed to be conducted. The Company or such Subsidiary, as the case may be, has the rights to use, sell, license, sublicense, assign, transfer, convey or dispose of such Proprietary Rights and the products, processes and materials covered thereby.

     (c) To the knowledge of the Company, the operations of the Company and its Subsidiaries do not conflict with or infringe, and no one has asserted to the Company that such operations conflict with or infringe, any material Proprietary Rights, owned, possessed or used by any third party. There are no claims, disputes, actions, proceedings, suits or appeals pending against the Company and its Subsidiaries with respect to any Proprietary Rights owned by the Company or any Subsidiary, and to the knowledge of the Company, none has been threatened against the Company and its Subsidiaries. To the knowledge of the Company, there are no facts or alleged facts which would reasonably serve as a basis for any claim that the Company or any Subsidiary does not have the right to use and to transfer the right to use, free of any rights or claims of others, all Proprietary Rights in the development, manufacture, use, sale or other disposition of any or all products or services presently being used, furnished or sold in the conduct of the business of the Company or such Subsidiary as it has been and is now being conducted. The Proprietary Rights referred to in the preceding sentence are free of any unresolved ownership disputes with respect to any third party and to the best knowledge of the Company there is no unauthorized use, infringement or misappropriation of any of such Proprietary Rights by any third party, including any employee or former employee of the Company or any Subsidiary nor, is there any breach of any license, sublicense or other agreement authorizing another party to use such Proprietary Rights. The Company has not nor has any Subsidiary entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any Proprietary Right.

     (d) The Intellectual Property Disclosure Schedule contains a complete and accurate list of any proceedings before any patent or trademark authority to which the Company or a Subsidiary is a party, a description of the subject matter of each proceeding, and the current status of each proceeding, including, without limitation, interferences, priority contests, opposition, and protests. Such list includes any pending applications for reissue or reexamination of a patent. The Company or a Subsidiary has the exclusive right to file, prosecute and maintain any such applications for patents, copyrights or trademarks and the patents and registrations that issue therefrom.

     (e) All registrations and filings relating to Proprietary Rights are in good standing. All maintenance and renewal fees necessary to preserve the rights of the Company and its Subsidiaries in respect of Proprietary Rights have been made. The registrations and filings relating to Proprietary Rights are proceeding and there are no facts of which the Company and its Subsidiaries have knowledge which could significantly undermine those registrations or filings or reduce to a significant extent the scope of protection of any patents arising from such applications beyond that which ordinarily might occur in a patent prosecution proceeding.

     (f) All patents and registered trademarks, service marks, and other the Company product or service identifiers and registered copyrights held by the Company and its Subsidiaries are valid and enforceable.

     (g) The Company is not, and will not be as a result of the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby in breach, violation or default of any third party Proprietary Rights. The rights of the Company to the Proprietary Rights will not be affected by the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

     (h) The Company and each Subsidiary have taken all other measures it deems reasonable and appropriate to maintain the confidentiality of the Proprietary Rights used or proposed to be used in the conduct of its business the value of which to the Company and its Subsidiaries is contingent upon maintenance of the confidentiality thereof.

     (i) The Company and each Subsidiary have secured valid written assignments from all consultants and employees who contributed to the creation or development of the Company's or such Subsidiary's Proprietary Rights of the rights to such contributions that the Company or such Subsidiary does not already own by operation of law.

     (j) Each employee and officer of and consultant to the Company and each Subsidiary has executed a proprietary information and inventions agreement or other nondisclosure agreement and either a non competition agreement or a key employee agreement in the forms provided to Parent. No employee or officer of or consultant to the Company is in violation of any term of any employment contract, proprietary information and inventions agreement, non competition agreement, or any other contract or agreement relating to the relationship of any such employee or consultant with the Company or any previous employer.

     SECTION 3.23 Insurance. The Company has provided Parent with copies of all insurance policies to which the Company or a Subsidiary is a party or is a beneficiary or named insured. All of the insurable properties of the Company and its Subsidiaries are insured, pursuant to insurance policies and all such insurance policies are in full force and effect. There have been no claims in excess of $25,000 asserted under any of the insurance policies of the Company or its Subsidiaries in respect of all general liability, professional liability, errors and omissions, property liability and worker's compensation and medical claims since the Company's incorporation.

     SECTION 3.24 No Misleading Statements. No representation or warranty made herein, in the Disclosure Schedule or in the Appendices, Schedules and Exhibits attached hereto or any certificate furnished or to be furnished to Parent pursuant hereto or in connection with the transactions contemplated hereby (when read together) contains any untrue statement of a material fact or omits a material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they are made, not misleading. The Company has disclosed to Parent all material information of which it is aware relating specifically to the operations and business of the Company as of the date of this Agreement or relating to the transactions contemplated by this Agreement.

     SECTION 3.25 Opinion of Financial Advisor. The Company has received the opinion of Gerard Klauer Mattison to the effect that, as of the date of such opinion, the Exchange Ratio is fair from a financial point of view to the holders of Company Shares (other than Parent or any of its Subsidiaries or affiliates), and, as of the date hereof, such opinion has not been withdrawn.

     SECTION 3.26 Tax Treatment. Neither the Company nor any of its affiliates has taken or agreed to take any action or is aware of any fact or circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of section 368 of the Code (a "368 Reorganization").

     SECTION 3.27 Takeover Statutes. The Board of Directors of the Company has taken the necessary action to make inapplicable Section 203 of the Delaware Law and any other applicable antitakeover or similar statute or regulation to this Agreement and the transactions contemplated hereby.

     SECTION 3.28 Stockholder Rights Plan. The Board of Directors of the Company has resolved to, and the Company promptly after execution of this Agreement will, take all action necessary to render the rights issued pursuant to the terms of the Company Rights Agreement inapplicable to the Merger, this Agreement, and the other transactions contemplated hereby.

     SECTION 3.29 Transactions with Affiliates. Except as set forth in the Company SEC Documents, since the date of the Company's last proxy statement filed with the SEC, no event has occurred that would be required to be reported by the Company, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

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                                   ARTICLE 4

                    REPRESENTATIONS AND WARRANTIES OF PARENT

     Except as disclosed in a letter delivered by Parent to the Company immediately prior to the execution of this Agreement and signed by a duly authorized officer of Parent (the "Parent Disclosure Letter"), Parent represents and warrants to the Company as follows (provided, that the following representations and warranties relating to Merger Subsidiary shall instead be made as of such time as Merger Subsidiary becomes a party hereto):

     SECTION 4.1 Organization and Qualification. Each of Parent and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its respective properties and to carry on its business as now being conducted.

     Each of Parent and Merger Subsidiary is qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the nature of its business requires such qualification, except where the failure to be so qualified or in good standing which, taken together with all other such failures, would not have a Material Adverse Effect on Parent.

     Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent has made available to the Company true and complete copies of Parent's and Merger Subsidiary's certificate of incorporation and bylaws, as amended to the date hereof. All of the issued and outstanding capital stock of Merger Subsidiary is owned by Parent.

     SECTION 4.2 Capitalization. The authorized capital stock of Parent consists of 175,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, $.0001 par value per share ("Parent Preferred"), of which 500,000 shares have been designated Series A Participating Preferred Stock ("Parent Series A Preferred"). As of January 30, 2001, (a) 93,054,332 shares of Parent Common Stock were issued and outstanding, (b) 23,222,817 shares of Parent Common Stock were reserved for issuance pursuant to Parent's stock option plans, stock option agreements and employee stock purchase plan, of which 20,431,187 shares are subject to outstanding stock options, (c) 2,000,000 shares of Parent Common Stock were reserved for issuance pursuant to an outstanding warrant, and
(d) 5,385,015 shares of Parent Common Stock were reserved for issuance upon conversion of Parent's 5 3/4% Convertible Subordinated Notes due 2003. As of the date of this Agreement, no shares of Parent Preferred are outstanding, and 500,000 shares of Parent Series A Preferred are reserved for issuance pursuant to the Rights Agreement dated as of May 14, 1997 between Parent and The First National Bank of Boston, as Rights Agent.

     SECTION 4.3 Authority. Each of Parent and Merger Subsidiary has full corporate power and authority to execute and deliver this Agreement and, subject to the requisite approval of its stockholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the respective Boards of Directors of Parent and Merger Subsidiary, and no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Subsidiary and, assuming this Agreement constitutes a legal, valid and binding agreement of the other parties hereto, it constitutes a legal, valid and binding agreement of Parent, enforceable against it in accordance with its terms, except
(a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

     SECTION 4.4 Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation of the Merger by Parent and Merger Subsidiary require no consent of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law,
(b) compliance with any
applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Exchange Act, (d) compliance with any applicable requirements of the 1933 Act and state securities laws, and (e) other actions or filings which if not taken or made would not, individually or in the aggregate, have a Material Adverse Effect.

     SECTION 4.5 Non-Contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in
Section 4.4, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Parent or any of its Subsidiaries, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Parent or any of its Subsidiaries or to a loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Parent or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, or losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Parent Disclosure Letter, neither Parent nor any Subsidiary of Parent is a party to any agreement that expressly limits the ability of Parent or any Subsidiary of Parent to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time except to the extent that any such limitation, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect after the Effective Time.

     SECTION 4.6  SEC Filings.

     (a) Parent has made available to the Company (i) its annual reports on Form 10-K for its fiscal years ended December 31, 1997, 1998 and 1999, (ii) its quarterly report on Form 10-Q for its quarter ended September 30, 2000, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of Parent held since December 31, 1999 and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 1999 (the documents referred to in this Section 4.6(a) being referred to collectively as the "Parent SEC Documents"). Parent's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2000 is referred to herein as the "Parent 10-Q."

     (b) As of its filing date, each Parent SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the 1933 Act.

     (c) As of its filing date, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (d) Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     SECTION 4.7 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including any related notes and schedules) included in its annual reports on Form 10-K and the quarterly report on Form 10-Q referred to in Section 4.6 fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). For purposes of this Agreement, "Parent Balance Sheet" means the consolidated balance sheet of Parent as of September 30, 2000 set forth in Parent 10-Q and "Parent Balance Sheet Date" means September 30, 2000.

     SECTION 4.8  Disclosure Documents.

     (a) The Proxy Statement/Prospectus to be filed with the SEC in connection with the Merger and the Form S-4 to be filed under the 1933 Act relating to the issuance of Parent Common Stock in the Merger, and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 4.8(b), comply as to form in all material respects with the requirements of the Exchange Act and the 1933 Act.

     (b) Neither the Proxy Statement/Prospectus to be filed with the SEC, nor any amendment or supplement thereto, will, at the date the Proxy Statement/Prospectus or any such amendment or supplement is first mailed to stockholders of Parent or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the 1933 Act or at the Effective Time contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No representation or warranty is made by Parent in this Section 4.8 with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4.

     SECTION 4.9 Absence of Certain Changes. Except as and to the extent disclosed in Parent's SEC Filings filed prior to the date hereof, since the date of the most recent consolidated balance sheet included in Parent's SEC Filings filed prior to the date hereof, there has not been (a) any event, occurrence or development of a state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, or (b) any amendment or change in Parent's Certificate of Incorporation or Bylaws.

     SECTION 4.10 Shares of Parent Common Stock. The shares of Parent Common Stock to be issued pursuant to the Merger will, when issued and delivered and the shares of Parent Common Stock to be issued pursuant to Company Stock Options and Company Warrants will, when issued and delivered to the holders thereof on payment of the consideration provided for therein, be duly authorized, validly issued, fully paid and nonassessable.

     SECTION 4.11 Finders' or Advisors' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

                                   ARTICLE 5

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     SECTION 5.1 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company agrees (except as contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing) to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due, to pay or perform other obligations when due, and, to the extent consistent with such business, to use all commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers, key employees and independent

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

contractors, and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses at the Effective Time.

     Following the date of this Agreement, the Company shall promptly notify Parent of any materially negative event related to the Company or the business of the Company. Without limiting the foregoing, except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of
Parent:

          (a) Enter into any material commitment or transaction not in the ordinary course of business consistent with past practice;

          (b) Transfer to any Person or entity any material Proprietary Rights, other than pursuant to licenses in the ordinary course of business;

          (c) Enter into any material agreements (or material amendments thereto) pursuant to which any unrelated third party is granted marketing, distribution or similar rights of any type or scope with respect to any products of the Company other than in the ordinary course of business consistent with past practice;

          (d) Amend or otherwise modify, except in the ordinary course of business, or violate the material terms of, any of the agreements set forth or described in the Company SEC Documents;

          (e) Commence any material litigation;

          (f) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock (or options, warrants or other rights exercisable therefor), except pursuant to purchase rights under agreements with employees and consultants;

          (g) Except for the issuance of Company Shares upon exercise of presently outstanding Company Options (as to which the Company shall deduct and withhold such amounts as it is required to deduct and withhold under any provision of federal, state, local or foreign tax law) or upon conversion of outstanding Company Preferred Stock, issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any voting debt or any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

          (h) Cause or permit any amendments to its Certificate or Bylaws (or other charter documents);

          (i) Acquire or agree to acquire any assets in excess of $25,000 in the case of a single transaction, or acquire by merging or consolidating with or by purchasing or by any other manner, any equity securities;

          (j) Sell, lease, license or otherwise dispose of any of its properties or assets, except in the ordinary course of business consistent with past practice;

          (k) Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any of its debt securities or guarantee any debt securities of others;

          (l) Grant any severance or termination pay (i) to any director or officer or (ii) to any other employee other than pursuant to the existing agreements of the Company;

          (m) Adopt or amend any employee benefit plan, or enter into any employment contract, extend employment offers to any Person whose aggregate annual base salary would exceed $50,000, pay or agree to pay any special bonus or special remuneration to any director or employee other than in

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

     connection with normal annual bonus and salary adjustments for all non-officers and directors upon consultation with Parent, or increase the salaries or wage rates of its other employees, except as consistent with the ordinary course of business consistent with past practice;

          (n) Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

          (o) Pay, discharge or satisfy, in an amount in excess of $10,000 (in any one case) or $25,000 (in the aggregate), any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of (i) liabilities reflected or reserved against in the Financial Statements and that are not in excess of $25,000 or (ii) liabilities that arose in the ordinary course of business subsequent to the Balance Sheet Date and that are not in excess of $25,000, or (iii) liabilities under contracts entered into in the ordinary course of business, which payments are due in accordance with the terms of such contracts and that are not in excess of $25,000; or (iv) expenses consistent with the provisions of this Agreement incurred in connection with the transactions contemplated hereby and that are not in excess of $25,000;

          (p) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (q) Incur expenses in connection with the Merger, including, without limitation, the preparation, execution and performance of this Agreement and the transactions contemplated hereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants, and expenses incurred in connection with the Stockholder Meeting (as defined below), the Form S-4 and the Proxy Statement/Prospectus in excess of $2.6 million, provided, however, that the SEC filing fee, the mailing costs and the printing costs incurred by the Company in connection with the Proxy Statement/Prospectus shall not be included in such expense limitation; or

          (r) Take, or agree in writing or otherwise to take, any of the actions described in Section 5.1(a) through (q) above, or any other action that would prevent the Company from performing or cause the Company not to perform its covenants hereunder.

     SECTION 5.2 No Solicitation. The Company agrees that, from and after the date of this Agreement until the earlier of the Termination Date and the Effective Time, neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries, nor its or their employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives (collectively, "Representatives"), shall directly or indirectly, initiate, encourage, solicit or otherwise induce any inquiries or the making of a Company Acquisition Proposal (as defined below). The Company further agrees that neither it nor any of its Subsidiaries nor any of its or its Subsidiaries' officers or directors shall, and that it shall direct and use its best reasonable efforts to cause its Representatives not to, directly or indirectly, have any discussions with or provide any confidential information or data to any Person relating to a Company Acquisition Proposal or engage in any negotiations concerning a Company Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement a Company Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (a) making any disclosure to its stockholders if, in the good faith judgment of its Board of Directors, failure so to disclose would be inconsistent with its obligations under applicable law; (b) negotiating with or furnishing information to any Person who has made a bona fide written Company Acquisition Proposal which did not result from a breach of this Section 5.2; or
(c) recommending such Company Acquisition Proposal to its stockholders, if and only to the extent that, in the case of actions referred to in clause (b) or clause (c), such Company Acquisition Proposal is a Superior Proposal (as defined below) and Parent is given at least two (2) business days' written notice of the identity of the third party and all material terms and conditions of the Superior Proposal to respond to such Superior Proposal. The Company agrees that it will,

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

on the date hereof, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal; provided that the Board of Directors of the Company shall not recommend that the stockholders of the Company tender their shares in connection with a tender offer except to the extent the Board of Directors of the Company determines in its good faith judgment that such a recommendation is required to comply with the fiduciary duties of the Board of Directors of the Company to stockholders under applicable law, after receiving the advice of outside legal counsel.

     For purposes of this Agreement, "Company Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any transaction or series of related transactions involving: (a) any purchase from the Company or acquisition by any Person or "group" (as defined under section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a five percent (5%) interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning five percent (5%) or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company; (b) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than five percent (5%) of the assets of the Company; or (c) any liquidation or dissolution of the Company. For purposes of this Agreement, a "Superior Proposal" means, in respect of the Company, an unsolicited, bona fide Company Acquisition Proposal for or in respect of at least a majority of the outstanding Company Shares on terms that the Board of Directors of the Company determines, in its good faith judgment (based on consultation with its financial advisors) to be more favorable to the Company's stockholders than the terms of the Merger, that is not subject to a financing condition, and is from a Person that in the reasonable judgment of the Company's Board of Directors (based on advice from a nationally recognized investment bank, it being recognized for the purposes of this Section 5.2 that Gerard Klauer Mattison & Co., Inc. is a nationally recognized investment bank) is financially capable of consummating such proposal.

                                   ARTICLE 6

                      COVENANTS OF PARENT AND THE COMPANY

     SECTION 6.1  Access to Information.

     (a) From the date of this Agreement until the earlier of the Termination Date and the Effective Time, each of the Company and Parent will give the other party and their authorized representatives (including counsel, environmental and other consultants, accountants and auditors) access during normal business hours to all facilities, personnel and operations and to all books and records of it and its Subsidiaries, will permit the other party to make such inspections as it may reasonably require and will cause its officers and those of its Subsidiaries to furnish the other party with such financial and operating data and other information with respect to its business and properties as such party may from time to time reasonably request.

     (b) Each of the parties hereto will hold and will cause its consultants and advisors to hold in strict confidence pursuant to the Confidentiality Agreement dated January 3, 2001 between the parties (the "Confidentiality Agreement") all documents and information furnished to the other in connection with the transactions contemplated by this Agreement as if each such consultant or advisor was a party thereto.

     SECTION 6.2  Registration Statement and Proxy Statement.

     (a) Parent and the Company shall file with the SEC as soon as is reasonably practicable after the date hereof the Proxy Statement/Prospectus and Parent shall file the Registration Statement in which the Proxy Statement/ Prospectus shall be included. Parent and the Company shall use all commercially

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

reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Parent shall also take any action required to be taken under applicable state blue sky or securities laws in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement. Parent and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with this Section 6.2(a).

     (b) If at any time prior to the Effective Time any event shall occur which is required to be described in the Proxy Statement/Prospectus or Form S-4, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company; provided that no amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 will be made by Parent or the Company without the approval of the other party. To the extent applicable, each of Parent and the Company will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

     (c) Parent and the Company shall each use all commercially reasonable efforts to cause to be delivered to the other a comfort letter of its independent auditors, dated a date within two (2) business days of the effective date of the Form S-4, in form reasonably satisfactory to the other party and customary in scope and substance for such letters in connection with similar registration statements.

     SECTION 6.3 Stockholder Meeting. The Company shall call a meeting of its stockholders (the "Stockholder Meeting") to be held as promptly as practicable in accordance with applicable law and the Company's certificate of incorporation and bylaws for the purpose of voting upon the adoption and approval of this Agreement and the transactions contemplated hereby (the "Company Stockholder Approval"). Except as otherwise required by the fiduciary duties of its Board of Directors (as determined in good faith by such Board following the receipt of advice of its outside legal counsel to such effect) and in accordance with
Section 5.2 of this Agreement, the Company will, (a) through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement and the Merger and (b) use commercially reasonable efforts to obtain the foregoing approval of their stockholders. The Company shall use commercially reasonable efforts to hold the Stockholder Meeting as soon as practicable after the date on which the Form S-4 becomes effective.

     SECTION 6.4 Reasonable Efforts; Other Actions. Subject to the terms and conditions herein provided and applicable law, the Company and Parent shall use all commercially reasonable efforts promptly to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (a) if required, the filing of Notification and Report Forms under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") and using their reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation, (b) the taking of any actions required to qualify the Merger as a 368 Reorganization, and (c) the lifting of any legal bar to the Merger. To that end, the Company shall use commercially reasonable efforts to cause (a) Edward Brachocki, Steven Maine and Chris Porter to enter into Employment Agreements and Non Competition and Non Solicitation Agreements in forms reasonably satisfactory to Parent and such individuals ("Employment Agreements"), (b) cause all executive officers and each stockholder owning 5% or more of the Common Shares to grant to Parent irrevocable proxies to vote all shares owned by such executive officer or stockholder in favor of the Merger, and (c) cause the parties to the agreements listed in Section 7.2(c) of the Disclosure Schedule to deliver their consents, approvals or waivers, as appropriate, to the Merger and the transactions contemplated hereby.

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     SECTION 6.5  Public Announcements. Before issuing any press release or otherwise making any public statements with respect to the Merger, Parent and the Company will consult with each other as to its form and substance and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

     SECTION 6.6 Notification of Certain Matters. Each of the Company and Parent shall give prompt notice to the other party of (a) any notice of, or other communication relating to, a breach of this Agreement or event which, with notice or lapse of time or both, would become a breach, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract to which it or any of its Subsidiaries is a party or it, any of its Subsidiaries or any of its or their respective properties is subject, which breach would be reasonably likely to have a Material Adverse Effect on it, or (b) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

     SECTION 6.7 Expenses. Except as set forth in Section 8.5, Parent and the Company shall bear their respective expenses incurred in connection with the Merger, including, without limitation, the preparation, execution and performance of this Agreement and the transactions contemplated hereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants, except that expenses incurred in printing, mailing and filing (including without limitation, SEC filing fees and stock exchange listing application fees) the Form S-4 and the Proxy Statement/Prospectus shall be shared equally by the Company and the Parent.

     SECTION 6.8 Affiliates. Section 6.8 of the Disclosure Schedule contains a complete and accurate list of those persons who may be deemed to be, in the Company's reasonable judgment, "affiliates" of the Company within the meaning of Rule 145 promulgated under the Securities Act (each, a "Company Affiliate" and collectively, the "Company Affiliates"). The Company shall provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. The Company shall cause each person who is so identified as an Affiliate to deliver to Parent, prior to the date of mailing of the Proxy Statement/Prospectus to the Company's stockholders, a letter dated as of the Closing Date substantially in the form attached as Exhibit A (the "Company Affiliates Letter"). Parent shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Affiliate Agreements.

     SECTION 6.9  Company Employee Benefit Plans.

     (a) Parent agrees that all employees of the Company and its Subsidiaries who continue employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time ("Continuing Employees") shall be eligible to continue to participate in the Surviving Corporation's health and welfare benefit plans in accordance with the terms of those plans; provided, however, that (i) nothing in this Section 6.9 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit at any time, and (ii) if Parent or any Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees shall be eligible to participate in Parent's health and welfare benefit plans, to substantially the same extent as similarly situated employees of Parent. Nothing in this Section 6.9 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent, and the employment of each Continuing Employee shall be "at will" employment, if permitted under applicable law.

     (b) The Company agrees that it will take all necessary actions to cause its 401(k) plan, or any other 401(k) plan that it sponsors or maintains for the benefit of any of the Company employees, to be terminated, frozen and/or modified prior to the Effective Time, or merged, as of or as soon as practicable following the Effective Time into the appropriate qualified plan of Parent, as determined by Parent in its

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sole discretion, provided that Parent shall provide, as of the Effective Time, comparable benefits under any such 401(k) plan to each employee of the Company as are provided to similarly situated employees of Parent.

     SECTION 6.10  Indemnification.

     (a) For a period of six (6) years after the Effective Time, Parent agrees that it will indemnify, defend and hold harmless each present and former director, officer, employee, agent and representative of the Company (when acting in such capacity) determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the DGCL and its certificate of incorporation, bylaws and other agreements in effect on the date hereof to indemnify such Person (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law, the Company's certificate of incorporation, bylaws and such other agreements in effect on the date hereof; provided, however, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a) of this Section 6.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

     (c) For a period of three (3) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed two hundred percent (200%) of the premiums paid as of the date hereof by the Company for such insurance.

     (d) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and estates. Nothing in this Section shall limit in any way any other rights to indemnification that any current or former director or officer of the Company may have by contract or otherwise.

     SECTION 6.11 NNM Listing. If required by the NNM, Parent shall promptly prepare and submit to The Nasdaq Stock Market, Inc. a listing application or other notice covering the shares of Parent Common Stock issuable in the Merger and upon exercise of the Company Stock Options, and shall use commercially reasonable efforts to obtain, prior to the Effective Time, approval (if required) for the listing of such Parent Common Stock, subject to official notice of issuance.

     SECTION 6.12 Resignation of Officers and Directors. The Company shall use all reasonable efforts to obtain and deliver to Parent on or prior to the Closing the resignation of each officer and director of the Company and its Subsidiaries.

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

                                   ARTICLE 7

                            CONDITIONS TO THE MERGER

     SECTION 7.1 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) at or prior to the Closing of the following conditions:

          (a) this Agreement shall have been adopted by the stockholders of the Company in accordance with Delaware Law;

          (b) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger;

          (c) the Form S-4 shall have been declared effective under the 1933 Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

          (d) the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NNM, subject to official notice of issuance, if required.

     SECTION 7.2 Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:

          (a)(i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date (provided that any such representation and warranty made as of a specific date shall be true and correct as of such specific date), except for such inaccuracies that individually or in the aggregate do not have a Material Adverse Effect on the Company as of the Closing Date and except for changes contemplated by this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded, and any update of or modification to the Disclosure Schedule made or proposed to have been made after the execution of this Agreement shall be disregarded), and (iii) Parent shall have received a certificate signed by the chief executive officer of the Company to the foregoing effect;

          (b) All necessary action shall have been taken to ensure that neither the entering into of this Agreement nor the consummation of the Merger will cause the common stock purchase rights issued pursuant to the Company Rights Agreement to become exercisable, cause Parent to become an Acquiring Person (as such term is defined in the Company Rights Agreement), or give rise to a Distribution Date (as such term is defined in the Company Rights Agreement);

          (c) the parties shall have received all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth in Section 7.2(c) of the Disclosure Schedule;

          (d) each of the Company Affiliates set forth in Section 6.8 of the Disclosure Schedule shall have entered into the Company Affiliates Letter and each of such agreements shall be in full force and effect as of the Effective Time;

          (e) the Company shall have provided to Parent the executed resolutions of the Board of Directors of the Company and executed amendment to any Company 401(k) Plan required pursuant to Section 6.9(b) hereof;

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

          (f) each member of the Company's Board of Directors, including Roger
     E. Hackett, shall have granted Parent an irrevocable proxy to vote all shares owned by each member of the Company's Board of Directors in favor of the Merger; and

          (g) Roger E. Hackett shall have entered into an amendment to the Separation Agreement by and between Roger E. Hackett and Sensory Science Corporation (f.k.a. Go-Video, Inc.) dated as of August 2, 1993 (the "Separation Agreement") to amend the terms of the non-competition portions of the Separation Agreement to include the digital television market.

     SECTION 7.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:

          (a)(i) Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date (provided that any such representation and warranty made as of a specific date shall be true and correct as of such specific date), except for such inaccuracies that individually or in the aggregate do not have a Material Adverse Effect on Parent as of the Closing Date and except for changes contemplated by this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded, and any update of or modification to the Parent Disclosure Letter made or proposed to have been made after the execution of this Agreement shall be disregarded), and (iii) the Company shall have received a certificate signed by the chief executive officer of Parent to the foregoing effect; and

          (b) the Company shall have received an opinion of Snell & Wilmer, L.L.P. in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of section 368(a) of the Code and that each of the Company, Merger Subsidiary and Parent will be a party to the reorganization within the meaning of section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon certain representations of officers of the Company and Parent reasonably requested by counsel. If the opinion referred to in this Section 7.3(b) is not delivered, such condition shall be deemed to be satisfied if the Parent shall have received an opinion from Pillsbury Winthrop LLP or another law firm selected by Parent and reasonably acceptable to the Company. The Company will cooperate in obtaining such opinion, including, without limitation, making (and requesting from affiliates) appropriate representations with respect to relevant matters.

                                   ARTICLE 8

                                  TERMINATION

     SECTION 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company or Parent:

          (a) by mutual consent of Parent and the Company;

          (b) by either Parent or the Company if the Merger shall not have been consummated on or before September 30, 2001 (the "End Date"), which date may be extended by mutual written consent of the parties hereto; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party prior to September 30, 2001 whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement.

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

          (c) by either Parent or the Company, if any court of competent jurisdiction in the United States or other governmental body in the United States shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party seeking to terminate this Agreement shall have used all commercially reasonable efforts to avoid, remove or lift such order, decree or ruling; or

          (d) by either Parent or the Company, if the Company Stockholder Approval is not obtained at the meeting of stockholders duly called and held therefor; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Company where the failure to obtain Company Stockholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement.

     SECTION 8.2 Termination by Parent. This Agreement may be terminated by action of the Board of Directors of Parent, at any time prior to the Effective Time, before or after the approval by the stockholders of Parent or the Company, if (a) the Company shall have failed to comply in any material respect with any of the covenants or agreements contained in Articles 1, 5 and 6 of this Agreement to be complied with or performed by the Company at or prior to such date of termination; provided, however, that if such failure to comply is capable of being cured prior to the End Date, such failure shall not have been cured within thirty (30) days of delivery to the Company of written notice of such failure, (b) there exists a breach or breaches of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2(a) would not be satisfied; provided, however, that if such breach or breaches are capable of being cured prior to the End Date, such breaches shall not have been cured within thirty (30) days of delivery to the Company of written notice of such breach or breaches, or (c) a Company Triggering Event (as defined below) shall have occurred.

     For the purposes of this Agreement, a "Company Triggering Event" shall be deemed to have occurred if: (a) the Board of Directors of the Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (b) the Company shall have failed to include in the Proxy Statement/ Prospectus the recommendation of the Board of Directors of the Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (c) the Board of Directors of the Company or any committee thereof shall have approved or recommended any Superior Proposal with respect to the Company; or (d) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

     SECTION 8.3 Termination by the Company. This Agreement may be terminated at any time prior to the Effective Time, before or after the approval by the stockholders of Parent or the Company, by action of the Board of Directors of the Company, if (a) Parent shall have failed to comply in any material respect with any of the covenants or agreements contained in Articles 1 and 6 of this Agreement to be complied with or performed by Parent at or prior to such date of termination; provided, however, that if such failure to comply is capable of being cured prior to the End Date, such failure shall not have been cured within thirty (30) days of delivery to Parent of written notice of such failure, (b) there exists a breach or breaches of any representation or warranty of Parent contained in this Agreement such that the closing condition set forth in Section 7.3(a) would not be satisfied; provided, however, that if such breach or breaches are capable of being cured prior to the End Date, such breaches shall not have been cured within thirty (30) days of delivery to Parent of written notice of such breach or breaches, or (c)(i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal with respect to the Company and the Company notifies Parent in writing in accordance with Section 5.2 that it intends to enter into such an agreement, attaching the most current version of such agreement (or a description of all material terms and conditions thereof) to such notice and (ii) the Company upon such termination pursuant to this clause
(c) pays to Parent in immediately available funds the fees required to be paid pursuant to Section 8.5.

     SECTION 8.4 Procedure for Termination. In the event of termination by Parent or the Company pursuant to this Article 8, written notice thereof shall forthwith be given to the other.

     SECTION 8.5  Effect of Termination.

     (a) In the event of termination of this Agreement pursuant to this Article 8, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except as provided in this Section 8.5 and Section 6.1(b) hereof.

     (b) If

          (i) the Company shall terminate this Agreement pursuant to Section 8.3(c);

          (ii) Parent shall terminate this Agreement pursuant to Section 8.2(c), unless at the time of such Company Triggering Event, any of the conditions set forth in Section 7.3(a) would not have been satisfied as of such date and would not be reasonably capable of being satisfied; or

          (iii) either the Company or Parent shall terminate this Agreement pursuant to Section 8.1(d) in circumstances where the Company Stockholder Approval was not been obtained at the Stockholder Meeting and prior to the Stockholder Meeting a Company Acquisition Proposal was made by any Person and within twelve (12) months after termination of this Agreement the Company consummates a Company Acquisition or enters into a definitive agreement with respect to such Company Acquisition Proposal that provides for a Company Acquisition;

then in any case as described in clause (i), (ii) or (iii) the Company shall pay to Parent (by wire transfer of immediately available funds not later than the date of termination of this Agreement or, in the case of clause (iii), the date of such definitive agreement) an amount equal to $404,000. For purposes of this Agreement, the term "Company Acquisition" shall mean (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the Company's business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the Company.

                                   ARTICLE 9

                                 MISCELLANEOUS

     SECTION 9.1 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered personally or sent by certified mail, postage prepaid, by telecopy (with receipt confirmed and promptly confirmed by personal delivery, U.S. first class mail, or courier), or by courier service, as follows:

        (a) If to Parent or Merger Subsidiary to:

            SONICblue Incorporated
            2841 Mission College Blvd.
            Santa Clara, CA 95054
            Attn: Chief Executive Officer
            Telecopier: (408) 980-5429

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

            with a copy to:

            Pillsbury Winthrop LLP
            2550 Hanover Street
            Palo Alto, CA 94304
            Attn: Jorge A. del Calvo
            Telecopier: (650) 233-4545

        (b) If to the Company to:

            Sensory Science Corporation
            7835 East McClain Drive
            Scottsdale, AZ 85260
            Attn: Chief Executive Officer
            Telecopier: (480) 951-4404
            with a copy to:

            Kramer & Kramer LLP
            708 3rd Avenue, 15th Floor
            New York, NY 10017
            Attn: Darryl Kramer
            Telecopier: (212) 983-0028

            and to:

            Snell & Wilmer, L.L.P.
            One Arizona Center
            Phoenix, AZ 85004
            Attn: Jon Cohen
            Telecopier: (602) 382-6070

     SECTION 9.2 Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

     SECTION 9.3  Amendments; No Waivers.

     (a) Any provision of this Agreement (including the Exhibits and Schedules hereto) may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Subsidiary, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     SECTION 9.4 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Merger Subsidiary of its obligations hereunder.

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

     SECTION 9.5 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflicts of law.

     SECTION 9.6 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Court of Chancery of the State of Delaware, and each of the parties hereby consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in this Section 9.6 shall be deemed effective service of process on such party.

     SECTION 9.7 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     SECTION 9.8 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

     SECTION 9.9 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. Except as provided in Section 6.10(d), no provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

     SECTION 9.10 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

     SECTION 9.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed, all as of the date first above written.

                                          SONICBLUE INCORPORATED

                                          By    /s/ KENNETH F. POTASHNER
                                            ------------------------------------
                                                    Kenneth F. Potashner
                                               President and Chief Executive
                                                           Officer

                                          SENSORY SCIENCE CORPORATION

                                          By      /s/ ROGER B. HACKETT
                                            ------------------------------------
                                                      Roger B. Hackett
                                               President and Chief Executive
                                                           Officer

                                          PHOENIX I ACQUISITION CORP.

                                          By    /s/ KENNETH F. POTASHNER
                                            ------------------------------------
                                                    Kenneth F. Potashner
                                               President and Chief Executive
                                                           Officer

                                                                         ANNEX B

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                CREDIT AGREEMENT

                                 BY AND BETWEEN

                          SENSORY SCIENCE CORPORATION

                                      AND

                             SONICBLUE INCORPORATED

                          DATED AS OF FEBRUARY 1, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      (This page intentionally left blank)

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
ARTICLE 1  DEFINITIONS...................................................    1
       1.1   Definitions.................................................    5

       1.2   Accounting Terms............................................    5

ARTICLE 2  LOANS.........................................................    5
       2.1   Loans.......................................................    5

       2.2   Interest....................................................    6

       2.3   Payments of Principal.......................................    7

ARTICLE 3  CONDITIONS OF CLOSING AND LOANS...............................    8
       3.1   Closing.....................................................    8

       3.2   Conditions to First Loan....................................    8

       3.3   Conditions to Subsequent Loans..............................    9

       3.4   Conditions for the Benefit of the Lender....................   10

ARTICLE 4  REPRESENTATIONS AND WARRANTIES OF THE BORROWER................   10
       4.1   Organization of Borrower and Subsidiaries...................   10

       4.2   Requisite Power.............................................   11

       4.3   No Conflict.................................................   11

       4.4   Authorities.................................................   11

       4.5   No Event of Default; Compliance with Material Agreements....   12

       4.6   Agreements and Other Documents..............................   12

       4.7   Subsidiaries................................................   12

       4.8   Government Contracts........................................   12

       4.9   Indebtedness................................................   12

       4.10  Deposit and Disbursement Accounts...........................   12

       4.11  Intellectual Property Rights................................   12

       4.12  Trade Relations.............................................   13

       4.13  Litigation..................................................   13

       4.14  Taxes.......................................................   13

       4.15  Title to Property...........................................   13

       4.16  Rights to Property..........................................   14

       4.17  Leaseholds..................................................   14

       4.18  Insurance...................................................   14

       4.19  Labor Matters...............................................   14

       4.20  SEC Filings.................................................   14

       4.21  Financial Statements........................................   15

       4.22  Absence of Certain Changes..................................   15

       4.23  No Undisclosed Material Liabilities.........................   15

       4.24  Employee Benefit Plans......................................   16

       4.25  Location of Collateral......................................   16

       4.26  Material Contracts and Accounts.............................   17

       4.27  No Defaults Under Contracts or Accounts.....................   17

       4.28  Corporate Structure.........................................   17

       4.29  Assumed Names...............................................   17

       4.30  Compliance With Laws........................................   17

                                                                           PAGE
                                                                           ----
       4.31  Environmental Laws..........................................   17

       4.32  Statutory Regulation........................................   18

       4.33  Use of Proceeds.............................................   18

 ARTICLE 5  AFFIRMATIVE COVENANTS........................................   18
       5.1   Accounting Records..........................................   18

       5.2   Financial Statements and Notices............................   18

       5.3   Access......................................................   19

       5.4   Maintenance of Existence....................................   19

       5.5   Qualifications To Do Business...............................   19

       5.6   Insurance...................................................   19

       5.7   Collateral..................................................   19

       5.8   Taxes and Other Liabilities.................................   19

       5.9   Governmental Approvals......................................   20

       5.10  Compliance With Governmental Approvals and Governmental
             Requirements................................................   20

       5.11  Prevent Contamination.......................................   20

       5.12  Liens and Perfection........................................   20

       5.13  Change of Location..........................................   20

       5.14  Further Assurances..........................................   20

ARTICLE 6  NEGATIVE COVENANTS............................................   21
       6.1   Mergers.....................................................   21

       6.2   Restricted Payments.........................................   21

       6.3   Change of Name, Etc. .......................................   21

       6.4   Accounting Policies.........................................   21

       6.5   Liens.......................................................   21

       6.6   Contingent Obligations......................................   21

       6.7   Indebtedness................................................   21

       6.8   Sale of Assets..............................................   21

       6.9   Loans to Affiliates.........................................   21

       6.10  Certain ERISA Payments......................................   21

 ARTICLE 7  EVENTS OF DEFAULT.............................................  22
       7.1   Events of Default...........................................   22

       7.2   Termination of Commitment and Acceleration..................   23

 ARTICLE 8  MISCELLANEOUS.................................................  24
       8.1   Successors and Assigns......................................   24

       8.2   No Implied Waiver...........................................   24

       8.3   Amendments; Waivers.........................................   24

       8.4   Remedies Cumulative.........................................   24

       8.5   Severability................................................   24

       8.6   Costs, Expenses and Attorneys' Fees.........................   24

       8.7   Indemnification.............................................   25

       8.8   Notices.....................................................   25

       8.9   Interpretation..............................................   26

       8.10  Governing Law and Consent to Jurisdiction...................   26

       8.11  Counterparts................................................   26

       8.12  Headings....................................................   26


                                                                           PAGE
                                                                           ----
       8.13  Survival....................................................   26

       8.14  Highest Lawful Rate.........................................   26

       8.15  Calculations................................................   27

       8.16  Confidential................................................   27


                                    EXHIBITS

Exhibit A  --   Note
Exhibit B  --   Borrowing Request
Exhibit C  --   Security Agreement
Exhibit D  --   Patent, Trademark and Copyright Collateral Assignment
Exhibit E  --   Pledge Agreement
Exhibit F  --   Intercreditor Agreement
Exhibit G  --   Officer's Certificate
Exhibit H  --   Solvency Certificate
Exhibit I  --   Opinion of Counsel to Borrower
Exhibit J  --   Guaranty

                      (This page intentionally left blank)

                                CREDIT AGREEMENT

     THIS CREDIT AGREEMENT is dated as of February 1, 2001, by and between SENSORY SCIENCE CORPORATION, a Delaware corporation ("Borrower"), and SONICblue INCORPORATED, a Delaware corporation ("Lender"),

                              W I T N E S S E T H:

     WHEREAS, concurrently herewith, the Borrower is entering into a certain Agreement and Plan of Merger (the "Merger Agreement") with the Lender and Merger Subsidiary, a Delaware corporation and wholly-owned subsidiary of the Lender; and

     WHEREAS, the Borrower has requested that the Lender extend a line of credit to the Borrower in the aggregate principal amount of up to three million dollars ($3,000,000) and the Lender is willing to do so, upon the terms and conditions hereinafter set forth:

     NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

                                   ARTICLE 1
                                  DEFINITIONS

     1.1 Definitions. Except as otherwise expressly provided or unless the context otherwise requires, the terms defined in this Section 1.1 shall, for all purposes of this Agreement, have the meanings herein specified, the following, definitions being equally applicable to the singular and plural forms of any of the terms herein defined:

     "Acceleration" means that the Loans (i) shall not have been paid at the Final Maturity Date or (ii) shall have become due and payable prior to their stated maturity pursuant to Section 7.2 hereof.

     "Accounts" means all existing and future accounts, accounts receivable and rights to payment, including all accounts receivable created by or arising from all sales or leases of goods or rendition of services by Borrower to its customers or subscribers, all unpaid seller's rights (including rescission, replevin, reclamation and stopping in transit) relating to the foregoing or arising therefrom, all rights to any goods represented by any of the foregoing, including returned or repossessed goods, all reserves and credit balances arising from any of the foregoing, all guarantees or collateral for any of the foregoing and all insurance policies or rights relating to any of the foregoing.

     "Affiliate" means with respect to any Person (i) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, ten percent (10%) or more of the capital stock having ordinary voting power in the election of directors of such Person, (ii) each Person that controls, is controlled by or is under common control with such Person or any Affiliate of such Person or (iii) each of such Person's officers, directors, joint venturers and partners. For the purposes of this definition, the term "control" (including with correlative meanings the terms "controlling", "controlled by" and "under common control with") as applied to any Person shall mean the possession, directly or indirectly beneficially, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

     "Agreement" means this Credit Agreement between the Borrower and the Lender (including the Schedules and Exhibits hereto), as originally executed or as it may from time to time be supplemented, modified or amended as provided herein.

     "Authorized Officer" means an officer of the Borrower designated in the latest Certificate of Incumbency executed by or on behalf of the Borrower. The Lender shall be entitled to conclusively rely on the latest such Certificate of Incumbency delivered to it.

     "Borrower" means Sensory Science Corporation, a Delaware corporation.

     "Borrowing Request" means each request by the Borrower for a Loan as specified in such request, which shall be in the form of Exhibit B attached hereto. Each Borrowing Request shall be accompanied by the documents which are required to substantiate such request.

     "Business Day" means a day other than a Saturday, Sunday or any other day on which commercial banks in San Francisco, California are required or authorized to be closed.

     "Capitalized Lease Obligation" means any lease obligation that, in accordance with GAAP, is required to be shown as a liability on the financial statements of the lessee. The amount of a Capitalized Lease Obligation shall be the amount required by GAAP so to be shown.

     "Certificate of Incumbency" means the latest Certificate of Incumbency executed by or on behalf of the Borrower and delivered to the Lender.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Collateral" means the property, real or personal, in which the Lender has a security interest under the Security Documents.

     "Contingent Obligation" means, as applied to any Person, without duplication, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend, letter of credit or other obligation of another, including, without limitation, any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business), co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable, including, without limitation, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet item, level of income or other financial condition of the obligor of such obligation, or to make payment for any products, materials or supplies or for any transportation, services or lease regardless of the nondelivery or nonfurnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof. The amount of any Contingent Obligation shall be equal to the actual amount of the obligation so guaranteed or otherwise supported.

     "Contracts" means all existing and future instruments, chattel paper, documents of title, contracts, agreements, licenses, grants and rights, now or hereafter entered into or acquired by Borrower, as modified, replaced or supplemented from time to time, including all purchase and supply agreements and related warranty rights, operating agreements and insurance policies.

     "Environmental Laws" means any federal, state, local and foreign statutes, laws (including, without limitation, common law), judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits, governmental agreements or governmental restrictions relating to human health and safety, the environment or to pollutants, contaminants, wastes, or chemicals.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute.

     "Existing Debt" means the Indebtedness of the Borrower to (a) Congress Financial Corporation (Western) ("Congress") under the Second Amended and Restated Loan and Security Agreement dated as of August 19, 1998, as amended, by and among Congress, Borrower, Go-Video, Inc., and California Audio Labs, LLC and
(b) Softech Financial under the Master Lease Agreement dated as of May 4, 2000 by and between Softech Financial and Borrower.

     "Event of Default" shall have the meaning set forth in Article 7 hereof.

     "Final Maturity Date" means the first anniversary of the date of this Agreement.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination.

     "General Intangibles" means all general intangibles and intangible property, including rights under Contracts, rights to payment of any kind, insurance proceeds and amounts due under insurance policies, deposit accounts, patent rights, trademarks, service marks, copyrights, trade names, customer lists, goodwill, registrations, licenses, license rights, rights in intellectual property, software, software licenses, computer programming (including source codes, object codes and all other embodiments of computer programming or information), tax refunds and benefits, corporate and other business records, refunds and indemnification rights, all amounts owed at any time to Borrower, all rights to receive payment or property upon any assignment, transfer, sale or surrender of any other Collateral and all other intangible personal property of Borrower of every kind and nature.

     "Guaranty Agreement" means the Guaranty Agreement in the form attached hereto as Exhibit J.

     "iCache Business" means the business of caching or making information on computer systems or networks closer to the user or user application in order to make it more speedily accessible.

     "Incipient Default" means any event which, upon the lapse of time or the giving of notice or both, would constitute an Event of Default.

     "Indebtedness" of a Person means (a) any obligation of such Person for borrowed money; (b) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments; (c) any obligation of such Person to pay the deferred purchase price of property or for services (other than in the ordinary course of business); (d) any Capitalized Lease Obligation of such Person; (e) any obligation or liability of others secured by a lien on any asset of such Person, whether or not such obligation or liability is assumed; (f) indebtedness of such Person consisting of reimbursement obligations under letters of credit issued for the account of such person; and (g) any other obligation or liability which is required by GAAP to be shown as part of the Consolidated Liabilities on a consolidated balance sheet of such Person.

     "Intercreditor Agreement" means the Intercreditor Agreement substantially in the form of Exhibit F attached hereto.

     "Lender" means SONICblue Incorporated, a Delaware corporation.

     "Lien" means any interest in property securing an obligation, whether such interest is based on common law, statute or contract, and including but not limited to any security interest or lien arising from a mortgage, encumbrance, pledge, charge, easement, servitude, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term "Lien" shall also include reservations, exceptions, covenants, conditions, restrictions, leases and other title exceptions and encumbrances affecting property.

     "Loan" means a loan made pursuant to Section 2.1 hereof.

     "Loan Documents" means this Agreement, the Notes, the Security Documents, powers of attorney, consents, assignments, contracts, notices, leases, financing statements, reimbursement agreements, certificates, statements, reports and notices and all other writings heretofore, now or hereafter executed by, on behalf of or for the benefit of the Borrower and delivered to the Lender pursuant to or in connection with this Agreement or the transactions contemplated hereby, together with all amendments, modifications and supplements thereto.

     "Loan Parties" means the Borrower and all Subsidiaries (each, a "Loan Party").

     "Material Adverse Change" means any change, violation, inaccuracy, circumstance or effect that is materially adverse to the business, properties, assets (including intangible assets), liabilities, capitalization or financial condition of any Loan Party.

     "Maturity" means any date on which the Loan or any portion thereof becomes due and payable whether as stated, by acceleration or otherwise.

     "Maturity Triggering Event" shall mean an event or series of related events as a result of which (i) any person or "group" (as such term is defined under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder), other than the Lender or any Affiliate of the Lender, becomes the beneficial owner of shares of the Borrower representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors of the Borrower ("Voting Securities"), or (ii) the Borrower consolidates with or merges with or into or effects a business combination or similar transaction with another entity, or conveys, transfers or leases all or substantially all of its assets to any person, other than in each case with the Lender or any affiliate of the Lender, and, in the case of any such transaction, the stockholders of the Borrower immediately prior to such transaction do not own, immediately after such transaction, at least a majority of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors or similar managing authority of the surviving or resulting entity in such transaction in substantially the same proportion as their ownership of Voting Securities immediately before such transaction.

     "Merger Subsidiary" means a subsidiary of the Lender formed for the purpose of the merger of the Borrower into Lender.

     "Note" means the Borrower's promissory note substantially in the form of Exhibit A attached hereto, evidencing the Loan as provided in Section 2.1(b) hereof.

     "Obligations" means all loans, advances, debts, liabilities obligations, covenants and duties owing to the Lender by the Borrower of any kind or nature, present or future, whether or not evidenced by any note, guaranty or other instrument, arising under this Agreement, either of the Notes, the Security Documents, or any of the other Loan Documents, whether or not for the payment of money, arising by reason of an extension of credit, absolute or contingent, due or to become due, now existing or hereafter arising, including all principal, interest, charges, expenses, fees, attorneys' fees and disbursements and any other sum chargeable to the Borrower under this Agreement or any other Loan Document.

     "Other Assurances" means any agreement, instrument, conveyance, mortgage, pledge, hypothecation or other document executed and delivered pursuant to
Section 5.14 hereof (as amended, modified or supplemented from time to time).

     "Patent, Trademark and Copyright Security Agreement" means the Patent, Trademark and Copyright Security Agreement in the form attached hereto as Exhibit D.

     "PBGC" means the Pension Benefit Guaranty Corporation and any successor to all or any part of such corporation's functions under ERISA.

     "Permitted Liens" means: (a) the Liens created under the Security Documents; (b) carriers', warehousemen's, mechanics', landlords', materialmen's, suppliers', tax, assessment, governmental and other like liens and charges arising in the ordinary course of business securing obligations that are not incurred in connection with the obtaining of any advance or credit and which are not overdue, or are being contested in good faith by appropriate proceedings, provided that, in accordance with GAAP, adequate reserves have been set aside on the books of the Borrower for the eventual payment thereof in the event it is determined that such obligations are payable by the Borrower; (c) Liens arising in connection with worker's compensation, unemployment insurance, appeal and release bonds and progress payments under government contracts; (d) any "banker's lien" or similar right of offset; (e) any lien arising in connection with a Capitalized Lease Obligation permitted hereunder on the asset which is the subject of the related lease; (f) Liens for any Taxes, or other governmental charges, either not delinquent or secured by a bond reasonably acceptable to the Lender or not yet due and being contested in good faith and by appropriate proceedings, so long as (x) such proceedings shall not involve any substantial danger of the sale, forfeiture or loss of a material portion of the Collateral or result in a Material Adverse Change, or (y) a bond or other security acceptable to the Lender, in its sole discretion, has been posted or provided in such manner and amount as to assure the Lender that any amounts determined to be due will be promptly paid in full when such contest is determined; and (g) Liens existing on the Closing Date in favor of holders of Existing Debt.

     "Person" means any individual, corporation, partnership, trust, joint stock company, unincorporated organization, association or other entity or organization, including any government, political subdivision, agency or instrumentality thereof.

     "Pledge Agreement" means the Pledge Agreement substantially in the form attached hereto as Exhibit E.

     "Restricted Payment" means, as applied to the Borrower, (a) any dividend or other distribution on any of the shares now or hereafter outstanding of the capital stock of the Borrower or return of capital to its stockholders as such; and (b) any purchase or other acquisition for value of (i) any shares of the capital stock of the Borrower (except shares acquired solely upon the conversion thereof into other shares of its capital stock) or (ii) any security convertible into, or any option, warrant or other right to acquire, shares of the capital stock of the Borrower.

     "Security Agreement" means the Security Agreement substantially in the form of Exhibit C attached hereto.

     "Security Documents" means the Security Agreement, the Pledge Agreement, the Patent, Trademark and Copyright Security Agreement and the Other Assurances.

     "Subsidiary" means any corporation, partnership, joint venture, association or other business entity of which the Borrower now or hereafter owns, directly or indirectly, securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other governing body thereof.

     "Taxes" means any and all governmental or quasi-governmental fees (including, without limitation, license, filing and registration fees), taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, social security (or similar), unemployment, occupation, use, service, service use, license, net worth, payroll, franchise, severance, transfer, recording, employment, premium, windfall profits, environmental (including taxes under section 59A of the Code, as amended), customs duties, capital stock, profits, disability, sales, registration, value added, alternative or add-on minimum, estimated or other taxes, assessments or charges imposed by any federal, state, local or foreign governmental entity and any interest, penalties, or additions to tax attributable thereto.

     1.2 Accounting Terms. Each accounting term not defined herein and each accounting term partly defined herein to the extent not defined shall be construed in accordance with GAAP.

                                   ARTICLE 2

                                     LOANS

     2.1  Loans.

     (a) Loans. Subject to all of the terms and conditions of this Agreement, the Lender agrees to make a line of credit available to the Borrower in an aggregate amount not to exceed three million dollars ($3,000,000) to be governed by the terms and conditions of, and repaid in accordance with, this Agreement. The Lender shall make the first loan (the "Loan") of five hundred thousand dollars ($500,000) within one Business Day of the Borrower's delivery to the Lender of a Note pursuant to Section 2.1(b), a warrant to purchase 892,857 shares of common stock of Borrower pursuant to Section 3.2(a) of this Agreement and a letter from the holders of Existing Debt, in form and substance satisfactory to the Lender, consenting to this Agreement and the transactions contemplated hereunder and under the other Loan Documents. Thereafter, Loans under this Agreement will be made upon satisfaction of the conditions specified in Section 3.3. Amounts repaid in respect of the Loans (whether repaid when due or prepaid) may not be reborrowed.

     (b) Notes. Each Loan made by the Lender shall be evidenced by a single promissory note of the Borrower, such note to be substantially in the form attached hereto as Exhibit A, dated the date on which such Loan is made, payable to the order of the Lender and in a principal amount equal to the amount of such Loan and otherwise duly completed. On the date on which the Borrower submits a Borrowing Request for a Loan, the Borrower shall deliver the Note to the Lender.

     (c) Borrowing Procedures for Loan. The Borrower shall give the Lender not less than two (2) Business Days' written notice of its Loans, specifying in each case the information required by the form of Borrowing Request attached hereto as Exhibit B. No Borrowing Request may be delivered to the Lender after the date falling 30 days after the Closing Date. Subject to the Lender's receipt of a Borrowing Request, and satisfaction of the other conditions specified in Article 3 hereof on the date requested, the Lender shall wire transfer the portion of the Loan so requested as specified in the Borrowing Request.

     2.2  Interest.

     (a) Interest Rate. The Obligations shall bear interest from the date of disbursement on the unpaid principal amount thereof until such amount shall become due and payable (whether upon Maturity, by Acceleration or otherwise) at the lesser of the Prime Rate (as defined herein) or the maximum permitted by law. Upon Maturity, the Loans (or such portion thereof as has so become due and payable) shall, to the extent permitted by applicable law, bear interest at a rate equal to the lesser of the Prime Rate plus two (2) percentage points per annum or the maximum permitted by law. "Prime Rate" is a per annum rate equal to the rate of interest published in the "Money Rates" section of The Wall Street Journal as the "prime rate" (the "Prime Rate"). The interest rate chargeable hereunder in respect of the Loans shall be increased or decreased, as the case may be, without notice or demand of any kind, upon the announcement of any change in the Prime Rate. Each change in the Prime Rate shall be effective hereunder on the first day following the announcement of such change.

     (b) Payment of Interest. Interest on the average daily balance of the principal outstanding on the Loan shall be payable in arrears on the last day of each month and on the Final Maturity Date.

     (c) Computation of Interest. Interest shall be computed for the actual number of days elapsed on the basis of a year consisting of three hundred sixty-five (365).

     (d) Excess Interest. The contracted for rate of interest of the Loans contemplated hereby, without limitation, shall consist of the following: (i) the interest rate set forth in Section 2.2(a), calculated and applied to the principal balance of the Obligations in accordance with the provisions of this Agreement; (ii) interest after an Event of Default, calculated and applies to the amount of the Obligations in accordance with the provisions hereof, and
(iii) all Additional Sums (as herein defined), if any. The Borrower agrees to pay an effective contracted for rate of interest which is the sum of the above-referenced elements. The other charges, goods, things in action or any other sums or things of value paid or payable by Borrower (collectively, the "Additional Sums"), whether pursuant to this Agreement or any other documents or instruments in any way pertaining to this lending transaction or otherwise with respect to this lending transaction, that under any applicable law may be deemed to be interest with respect to this lending transaction, for the purpose of any applicable law that may limit the maximum amount of interest to be charged with respect to this lending transaction, shall be payable by Borrower as, and shall be deemed to be, additional interest and for such purposes only, the agreed upon and "contracted for rate of interest" of this lending transaction shall be deemed to be increased by the rate of interest resulting from the inclusion of the Additional Sums.

     (e) It is the intent of the parties to comply the usury laws of the State of California (the "Applicable Usury Law"). Accordingly, it is agreed that notwithstanding any provisions to the contrary in this Agreement, or in any of the documents securing payment hereof or otherwise relating hereto, in no event shall this Agreement or such documents require the payment or permit the collection of interest in excess of the maximum contract rate permitted by the Applicable Usury Law (the "Maximum Interest Rate"). In the event (a) any such excess of interest otherwise would be contracted for, charged or received from the Borrower or otherwise in connection with the loan evidenced hereby, or (b) the maturity of the Obligations is accelerated in whole or in part, or (c) all or part of the Obligations shall be prepaid, so that under any of such circumstances the amount of interest contracted for, shared or received in connection with the loan evidenced hereby, would exceed the Maximum Interest Rate, then in any such event (1) the provisions of this paragraph shall govern and control, (2) neither Borrower nor any other Person now or hereafter liable for the payment of the Obligations shall be obligated to pay the amount of such interest to the extent that it is in excess of the Maximum Interest Rate, (3) any such excess which may have been collected shall be either applied as a credit against the then unpaid principal amount of the Obligations or refunded to the Borrower, at the Lender's option, and (4) the effective rate of interest shall be automatically reduced to the Maximum Interest Rate. It is further agreed, without limiting the generality of the foregoing, that to the extent permitted by the Applicable Usury Law; (x) all calculations of interest which are made for the purpose of determining whether such rate would exceed the Maximum Interest Rate shall be made by amortizing, prorating, allocating and spreading during the period of the full stated term of the loan evidenced hereby, all interest at any time contracted for, charged or received from the Borrower or otherwise in connection with such loan: and (y) in the event that the effective rate of interest on the loan should at any time exceed the Maximum Interest Rate, such excess interest that would otherwise have been collected had there been no ceiling imposed by the Applicable Usury Law shall be paid to the Lender's from time to time, if and when the effective interest rate on the loan otherwise falls below the Maximum Interest Rate, to the extent that interest paid to the date of calculation does not exceed the Maximum Interest Rate, until the entire amount of interest which would otherwise have been collected had there been no ceiling imposed by the Applicable Usury Law has been paid in full. The Borrower further agrees that should the Maximum Interest Rate be increased at any time hereafter because of a change in the Applicable Usury Law, such increases shall apply to all indebtedness evidenced hereby regardless of when incurred; but, again to the extent not prohibited by, the Applicable Usury Law, should the Maximum Interest Rate be decreased because of a change in the Applicable Usury Law, such decreases shall not apply to the indebtedness evidenced hereby regardless of when incurred.

     2.3  Payments of Principal.

     (a) Repayment. The Borrower shall repay the principal amount of the Loan on the Final Maturity Date.

     (b) Prepayment of Loans.  The Loans are subject to prepayment as follows:

          (i) The Borrower may prepay the Loans in part or whole at any time without penalty or premium.

          (ii) The Borrower shall promptly prepay the interest accrued on and the principal outstanding of the Loans upon the occurrence of a Maturity Triggering Event, a sale by the Borrower of substantially all of its assets or the making of an agreement with any Person other than the Lender or an Affiliate of the Lender the consummation of which would result in a Maturity Triggering Event or sale by the Borrower of substantially all of its assets.

          (iii) The Borrower shall, to the extent permitted by the Existing Debt, promptly prepay the interest accrued on and the principal outstanding of the Loans from the net cash proceeds of any equity in the Borrower issued thereby or of any Indebtedness incurred by the Borrower which is subordinate to the Obligations.

     (c) Payments. All payments of interest on and principal amounts of the Loans and other amounts payable by the Borrower hereunder shall be in United States Dollars, in immediately available funds, to an account designated by the Lender not later than 11:00 A.M. San Francisco, California time on the date on which such payment is due. All (whether or not scheduled) payments received after 2:00 P.M. San Francisco, California time shall be considered to have been received the next Business Day. The Borrower shall give the Lender notice not later than 7:00 A.M. San Francisco, California time on the date of any prepayments. Whenever any payment falls on a day which is not a Business Day, such payment shall be made the next succeeding Business Day, such extension of time shall be included in the computation of interest. The Lender is hereby authorized to note the date, amount and interest rate of the Loan and each payment of principal and interest with respect thereto on the Lender's books and records (either manually or by electronic entry), which notation shall be presumptive evidence of the information noted absent manifest error.

     (d) Offset. In addition to and not in limitation of all rights of offset that the Lender may have under applicable law, the Lender, upon the occurrence and during the continuance of an Acceleration, shall have the right to appropriate and apply to the payment of all Obligations any and all balances, credits or moneys of the Borrower then or thereafter with the Lender.

     2.4 Use of Proceeds. $500,000 of the proceeds of the Loans shall be used in connection with the iCache Business. The balance of the proceeds of the Loans may be used in connection with the iCache Business but shall otherwise be used solely for working capital purposes.

                                   ARTICLE 3
                        CONDITIONS OF CLOSING AND LOANS

     3.1 Closing. The execution of this Credit Agreement has taken place as of the date hereof. The execution and delivery of the other Loan Documents by all of the parties thereto shall be on the date as shall be agreed to by the Lender and the Borrower (the "Closing Date"), at the offices of Pillsbury Winthrop LLP, 50 Fremont Street, San Francisco, California 94105.

     3.2 Conditions to First Loan. The obligation of the Lender to disburse any portion of the first Loan shall be subject to the prior or contemporaneous satisfaction of each of the following conditions precedent:

          (a) Closing Documents. The Lender shall have received all of the following, each duly executed (where appropriate) and dated as of the date of this Agreement (or such earlier date as shall be satisfactory to the Lender), in form and substance satisfactory to the Lender:

             (i) This Agreement;

             (ii) The Note;

             (iii) A Common Stock Purchase Warrant in the form attached as Exhibit W-1 hereto (the "Warrant Agreement"); and

             (iv) The letters from holders of Existing Debt, in form and substance satisfactory to the Lender, consenting to this Agreement and the transactions contemplated hereunder and under the other Loan Documents.

          (b) No Existing Default. No Event of Default or Incipient Default shall exist on the date of this Agreement, or after giving effect to the transactions contemplated to take place hereunder on such date.

          (c) Representations and Warranties Correct. The representations and warranties set forth in Article 4 and the representations and warranties set forth in the Security Documents to be executed and delivered to the Lender on the Closing Date shall be in all material respects true and correct on the Closing Date, and after giving effect to the transactions contemplated to occur on such date.

          (d) Softech Financial Debt. Lender shall be satisfied with the amount of the Borrower's outstanding debt to Softech Financial; provided, however, that so long as the amount of the outstanding debt is less than five hundred thousand dollars ($500,000), Lender will be deemed to have been so satisfied.

     3.3 Conditions to Second Loan. The obligation of the Lender to disburse any portion of the first Loan shall be subject to the prior or contemporaneous satisfaction of each of the following conditions precedent:

          (a) Closing Documents. The Lender shall have received all of the following, each duly executed (where appropriate) and dated as of the Closing Date (or such earlier date as shall be satisfactory to the Lender), in form and substance satisfactory to the Lender:

             (i) This Agreement;

             (ii) The Schedules to this Agreement;

             (iii) The Note;

             (iv) A Common Stock Purchase Warrant in the form attached as Exhibit W-2 hereto;

             (v) The letter from Softech Financial, in form and substance satisfactory to the Lender, consenting to this Agreement and the transactions contemplated hereunder and under the other Loan Documents.

             (vi) The Security Agreement by and between the Lender and Borrower;

             (vii) The Patent, Trademark and Copyright Security Agreements from each of the Loan Parties;

             (viii) The Pledge Agreement;

             (ix) Intercreditor Agreement;

             (x) Uniform Commercial Code financing statements naming each of the Loan Parties as debtor and the Lender as secured party shall have been recorded in the offices listed on Schedule 3.2;

             (xi) Guaranty Agreement by and between Lender and Subsidiary;

             (xii) Certificates of existence or good standing for each of the Loan Parties from the offices of the Secretaries of State of Delaware, California, and other states as the Lender shall reasonably request;

             (xiii) A written opinion by Snell & Wilmer, L.L.P., as counsel to the Borrower, covering the matters set forth in Exhibit I attached hereto;

             (xiv) A certificate of the Secretary or an Assistant Secretary of each of the Loan Parties as to (A) the Loan Party's bylaws, (B) authorization of the execution, delivery and performance of this Agreement and all of the other Loan Documents by the Loan Party (including action of shareholders where required) and (C) the incumbency and signatures of Authorized Officers authorized to act hereunder and thereunder;

             (xv) A certificate, in the form of Exhibit G attached hereto, signed by a Authorized Officer of the Borrower, stating (A) that the representations and warranties contained in Article 4 hereof and the other Security Documents executed by the Borrower are then true and accurate as though made on and as of such date, and (B) that there has then occurred no Event of Default or Incipient Default which is continuing;

             (xvi) Articles of Incorporation of the Borrower, certified to by the Secretary of State of Delaware not more than ten (10) days before the Closing Date; and

             (xvii) Any other document, instrument, undertaking or certificate stated in any of the Loan Documents to be delivered on the Closing Date.

          (b) Merger Agreement. The Merger Agreement shall be in full force and effect and no event shall have occurred thereunder which with the passing of time or giving of notice would be a ground for the termination thereof.

          (c) No Existing Default. No Event of Default or Incipient Default shall exist on the Closing Date, or after giving effect to the transactions contemplated to take place hereunder on such date.

          (d) Representations and Warranties Correct. The representations and warranties set forth in Article 4 and the representations and warranties set forth in the Security Documents to be executed and delivered to the Lender on the Closing Date shall be in all material respects true and correct on the Closing Date, and after giving effect to the transactions contemplated to occur on such date.

          (e) Consents and Approvals. The consents of the holders of the Existing Debt and all Governmental Approvals required to be taken, given or obtained for the execution and delivery of, and the performance of the obligations under, the Loan Documents shall have been taken, given or obtained, as the case may be, and shall be in full force and effect on the Closing Date and the time for appeal or challenge with respect to any thereof shall have expired (or, if an appeal or challenge shall have been taken or brought, the same shall have been dismissed) and shall not be subject to any pending proceedings or appeals, administrative, judicial or otherwise.

          (f) Litigation. No action, proceeding or investigation shall have been instituted nor shall governmental action before any Governmental Authority be threatened, nor shall any order, judgment or decree have been issued or proposed to be issued by any Governmental Authority to set aside, restrain, enjoin or prevent the consummation of this Agreement, the transactions contemplated hereby or by any other Loan Document.

          (g) Payment of Taxes. All fees payable in connection with the execution, delivery, recordation and filing of all the documents and instruments referred to in this Agreement shall have been fully paid.

     3.4 Merger Agreement. The Lender shall have no obligation to make any Loans in excess of five hundred thousand dollars ($500,000) unless the Borrower shall have entered into the Merger Agreement which shall be in full force and effect. Nothing in this Agreement, however, shall be deemed to imply an obligation for the Lender, the Merger Subsidiary or the Borrower to negotiate or to enter into any agreement pursuant to which the Borrower will merge into, combine its business and assets with or transfer substantially all of its business and assets to the Merger Subsidiary.

     3.4 Conditions for the Benefit of the Lender. The conditions set forth in this Article 3 are for the exclusive benefit of the Lender and may be waived, for purposes of this Agreement, only by the Lender.

                                   ARTICLE 4

                 REPRESENTATIONS AND WARRANTIES OF THE BORROWER

     In order to induce the Lender to enter into or become a party to this Agreement and to make the Loan, as of the Closing Date the Borrower makes the following representations and warranties to the Lender:

     4.1  Organization of Borrower and Subsidiaries.

     (a) The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its respective properties and to carry on its business as now being conducted. The Borrower is qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the nature of its business requires such qualification, except where the failure to be so qualified or in good standing which, taken together with all other such failures, would not result in a Material Adverse Change.

     (b) The chief executive office of the Borrower is located at 7835 East McClain Drive, Scottsdale, Arizona, 85260-1732.

     4.2  Subsidiaries.

     (a) Except as set forth on Schedule 4.2, the Borrower does not have any subsidiaries, or any interests, direct or indirect, in any corporation, partnership, limited liability company, joint venture or other business entity.
Schedule 4.2 shows for each subsidiary (i) the respective jurisdictions of their corporation; (ii) the jurisdictions in which they are qualified to do business as a foreign corporation; (iii) the number of shares of each class of common and preferred stock authorized; (iv) the number of shares of each class of common and preferred stock outstanding; and (v) the number of such shares covered by all outstanding options, warrants, rights of conversion or purchase and other similar rights.

     Each of the Borrower's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Subsidiaries is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary. All of the outstanding shares of capital stock of the Subsidiaries are validly issued, fully paid and nonassessable and, other than directors' qualifying shares in the case of foreign Subsidiaries, are owned by the Borrower or by a wholly owned Subsidiary of the Borrower free and clear of all liens, claims, charges or encumbrances, and there are no irrevocable proxies with respect to such shares. Except as set forth in the Schedule and except for the capital stock of its Subsidiaries, the Borrower does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, limited liability company or other entity. There are no restrictions on the Borrower to vote the stock of any of its Subsidiaries.

     4.3 Requisite Power. Each Loan Party has full corporate power and authority to execute and deliver this Agreement and the other Loan Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Loan Documents and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by each Loan Party's Board of Directors, and except as set forth in Schedule 4.3, no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement and the Note have been duly and validly executed and delivered by each Loan Party. This Agreement and the Note constitute, and the other Loan Documents, when executed and delivered by the Loan Parties will constitute, a legal, valid and binding agreement of the other parties hereto, it constitutes a legal, valid and binding agreement of each Loan Party, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

     4.4 No Conflict. The execution, delivery and performance by each Loan Party of this Agreement and the other Loan Documents and the consummation by each Loan Party of the transactions contemplated hereby and thereby do not and will not (a) assuming compliance with the matters referred to in Section 3.2, contravene or conflict with the certificate of incorporation or bylaws any Loan Party, or contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to any Loan Party, (b) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of any Loan Party or to a loss of any benefit to which any Loan Party is entitled under any provision of any agreement, contract or other instrument binding upon any Loan Party or any license, franchise, permit or other similar authorization held by any Loan Party, or (c) result in the creation or imposition of any Lien on any asset of any Loan Party, except for such contraventions, conflicts or violations referred to in clause (a) or defaults, rights of termination, cancellation or acceleration, or losses or Liens referred to in clause (b) or
(c) that would not, individually or in the aggregate, result in a Material Adverse Change.

     4.5 Authorities. The execution, delivery and performance by each Loan Party of this Agreement and the other Loan Documents and the consummation of the transactions contemplated hereby and thereby require no consent of, or filing with, any Person or governmental body, agency, official or authority other than
(a) compliance with any applicable requirements of the 1933 Act and state securities laws, and (b) other actions or filings which if not taken or made would not, individually or in the aggregate, result in a Material Adverse Change.

     4.6 Consents and Approvals. The consents of the holders of the Existing Debt required to be taken, given or obtained for the execution and delivery of, and the performance of the obligations under, the Loan Documents have been taken, given or obtained, as the case may be, and are in full force and effect.

     4.7 No Event of Default; Compliance with Material Agreements. No Event of Default or Incipient Default has occurred and is continuing or would result from the execution of this Agreement. No Loan Party is in violation of any term of any material agreement or instrument to which it is a party or by which it or its properties are bound.

     4.8 Agreements and Other Documents. As of the date hereof, each Loan Party has provided to the Lenders accurate and complete copies (or summaries) of all of the following agreements or documents to which each Loan Party is subject and each of which is listed on Schedule 4.8: (a) supply agreements and purchase agreements not terminable by any Loan Party within thirty (30) days following written notice issued by any Loan Party; (b) any lease of Equipment having a remaining term of one (1) year or longer and requiring aggregate rental and other payments in excess of one million dollars ($1,000,000) per annum; (c) Permits held by any Loan Party; (d) instruments or documents evidencing Indebtedness of any Loan Party and any security interest granted by any Loan Party with respect thereto; and (e) instruments and agreements evidencing the issuance of any equity securities, warrants, rights or options to purchase equity securities of any Loan Party. All such agreements are in full force and effect and are not subject to termination because of default by any Loan Party or otherwise. Each of the representations and warranties given by or with respect to any Loan Party in the Related Documents is true and correct in all material respects, and each of the representations and warranties given in the Related Documents by or with respect to the other parties thereto is, to the best of each Loan Party's knowledge, true and correct in all material respects, in either case, except those inaccuracies which could not reasonably be expected to result in a Material Adverse Change. There has been no amendment, modification or waiver of the terms of any Related Documents since the initial execution thereof. Neither Borrower nor, to the best of each Loan Party's knowledge, any other Person is in default of any of its material obligations under any of the Related Documents. Except as set forth on Schedule 4.6, no material contract to which any Loan Party is a party contains any provision which provides that a change of control any Loan Party constitutes an unauthorized assignment thereof or gives the other party a right of termination, and all material contracts are either assignable or readily replaceable on substantially comparable terms.

     4.9 Government Contracts. Except as set forth in Schedule 4.9, no Loan Party is a party to any contract or agreement with any Governmental Authority and the Loan Parties' Accounts are not subject to the Federal Assignment of Claims Act, as amended (31 U.S.C. sec. 3727) or any similar state or local law.

     4.10 Indebtedness. No Loan Party is liable for any Indebtedness except for the Existing Debt and Indebtedness incurred under the Loan Documents. No Loan Party is a party to any agreement that expressly limits the ability of any Loan Party, or would limit the Lender or any subsidiary of the Lender after the merger of the Borrower into the Lender, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time except to the extent that any such limitation, individually or in the aggregate, would not be reasonably likely to result in a Material Adverse Change after the merger of the Borrower into the Lender.

     4.11 Deposit and Disbursement Accounts. Schedule 4.11 lists all banks and other financial institutions at which each Loan Party maintains deposits and/or other accounts as of the date hereof, including any disbursement accounts, and such Schedule correctly identifies the name, address and telephone number of each such depository, the name in which the account is held, a description of the purpose of the account and the complete account number.

     4.12  Intellectual Property Rights.

     (a) Schedule 4.12 accurately lists and describes in summary form all United States and foreign letters patent and pending applications, patent and "know-how" licenses (or similar agreements), trade name and trademark registrations and pending applications, service mark registrations and pending applications, copyright registrations and pending applications, those trade names and common law trademarks which are currently in use by any Loan Party, now owned in whole or in part by any Loan Party or under which any Loan Party is licensed as indicated in Schedule 4.12 ("Intellectual Property Rights"). Unless otherwise indicated in Schedule 4.12, the Borrower holds the entire right, title and interest in and to the same, free and clear of all Liens and has the right to use without payment to a third party, and to transfer to a third party, all the Intellectual Property Rights.

     (b) The Loan Parties own each of the patents and patent applications referred to in the Borrower SEC Documents and, except as set forth in the Borrower SEC Documents, (i) to the knowledge of the Borrower, each of the Loan Parties owns or possesses, or could obtain ownership or possession of (on terms not materially adverse to the consolidated financial position, stockholders' equity, or results of operations of the Loan Parties taken as a whole) adequate and enforceable rights to use all other Intellectual Property (as defined below) necessary for the conduct of their businesses, (ii) no claims are pending or, to the knowledge of the Borrower, threatened that any Loan Party is infringing on or otherwise violating the rights of any Person with regard to any Intellectual Property that, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to (or, with respect to any pending patent litigation, the Borrower does not believe will) result in a Material Adverse Change and the Borrower knows of no basis therefor, and (iii) to the knowledge of the Borrower, no person is infringing on or otherwise violating any right of any Loan Party with respect to any Intellectual Property owned by or licensed to any Loan Party. Except as set forth in the Borrower SEC Documents, no Loan Party has received notice of potential indemnity claims from customers based upon a notice of infringement any such customer has received from a patent owner relating to an assertion of infringement of a patent other than potential indemnity claims that individually or in the aggregate would not reasonably be expected to result in a Material Adverse Change. Each Loan Party's policy is to require that its employees execute agreements assigning to each Loan Party all rights such employees otherwise would have in Intellectual Property developed by such employees while in the employ of the Loan Party.

     For purposes of this Agreement, "Intellectual Property" shall mean, with respect a Person, patents, copyrights, trademarks (registered and unregistered), service marks, brand names, trade names, and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, technology, know-how, software, and tangible or intangible proprietary information or materials and any other trade secrets related thereto.

     4.13 Trade Relations. There exists no actual or, to the knowledge of Borrower, threatened termination, cancellation or limitation of, or any modification or change in, the business relationship between Borrower and any customer or supplier that would prevent the Borrower from conducting its business after the consummation of the financing contemplated by this Agreement.

     4.14 Litigation. Except as disclosed in the Borrower SEC Documents filed prior to the date hereof, there is no action, suit, investigation or proceeding pending against, or to the knowledge of the Borrower threatened against or affecting, any Loan Party or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would reasonably be expected to result in a Material Adverse Change.

     4.15 Taxes. Except as set forth in the Borrower Balance Sheet (including the notes thereto) or as otherwise set forth in Schedule 4.15 and except as would not, individually or in the aggregate, result in a Material Adverse Change, (i) all Borrower Tax Returns required to be filed with any taxing authority by, or with respect to, the Loan Parties have been filed in accordance with all applicable laws; (ii) the Loan Parties have timely paid all Taxes shown as due and payable on the Borrower Tax Returns that have been so filed, and, as of the time of filing, the Borrower Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of the Loan Parties (other than Taxes which are being contested in good faith and for which adequate reserves are reflected on the Borrower Balance Sheet); (iii) the Loan Parties have made provision for all Taxes payable by the Loan Parties for which no Borrower Tax Return has yet been filed; (iv) the charges, accruals and reserves for Taxes with respect to the Loan Parties reflected on the Borrower Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof; (v) there is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to any Loan Party in respect of any Tax where there is a reasonable possibility of an adverse determination; and (vi) to the best of the Borrower's knowledge and belief, no Loan Party is liable for any Tax imposed on any entity other than such Person, except as the result of the application of Treas. Reg.
Section 1.1502-6 (and any comparable provision of the tax laws of any state, local or foreign jurisdiction) to the affiliated group of which the Borrower is the common parent. For purposes of this Agreement, "Borrower Tax Returns" shall mean any return, report, form or similar statement required to be filed by Borrower with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

     4.16 Title to Property. Each Loan Party has good and marketable title to all of its material properties and assets, free and clear of all Liens, except for liens for taxes not yet due and payable and such liens or other imperfections of title and use restrictions, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby.

     4.17 Rights to Property. Borrower has title in fee simple to, or a valid leasehold interest in, all its real property, and good title to, or a valid leasehold interest in, all its other property purported to be owned by it and all property reflected in the most recent balance sheet referred to in Section
4.21 (except as sold or otherwise disposed of in the ordinary course of business or as no longer used or useful in the conduct of the business). Schedule 4.17 lists or describes (i) all sites and site leases, (ii) all other real property owned or leased by Borrower, and (iii) all material Equipment of Borrower and its location or proposed location. Borrower has, or by the Closing Date shall have, entered into the site leases described on Schedule 4.17. Such site leases are in full force and effect and are not subject to termination because of default or otherwise.

     4.18 Leaseholds. No Loan Party has given or received notice of any material default under any material lease under which any Loan Party is the lessee of real property (each a "Borrower Lease" and collectively the "Borrower Leases") and, to the knowledge of the Borrower, neither any Loan Party nor any other party thereto is in default in any material respect under any of the Borrower Leases. All of the Borrower Leases are in full force and effect, and are valid, binding and enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' or lessors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Except as set forth in Schedule 4.18, no Loan Party has leased, subleased, licensed or assigned, as the case may be, all or any portion of its leasehold interest under any Borrower Lease to any person.

     4.19 Insurance. The insurance carried by the Loan Parties is in such types and amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of the Loan Parties. All such insurance is in full force and effect and no Loan Party is in default thereunder. All claims thereunder have been filed in a due and timely fashion. No Loan Party has been notified in writing of a refusal of any material insurance coverage relating to products liability (including renewals of any such products liability coverage) by any insurance carrier to which it has applied for insurance during the past three years.

     4.20 Labor Matters. There are no controversies pending or, to the best knowledge of each of the Loan Parties, threatened, between the Loan Parties and any of their respective employees. As of the date of this Agreement, no Loan Party is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Loan Parties nor does any Loan Party know of any activities or proceedings of any labor union to organize any such employees as of the date of this Agreement. As of the date of this Agreement, no Loan Party has any knowledge of any strikes, slowdowns,

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work stoppages or lockouts, or threats thereof, by or with respect to any employees of any Loan Party as of the date of this Agreement.

     4.21 SEC Filings. (a) The Borrower has made available to the Lender (i) its annual reports on Form 10-K for its fiscal years ended March 31, 1998, 1999 and 2000, (ii) its quarterly reports on Form 10-Q for its quarters ended June 30, 2000 and September 30, 2000, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Borrower held since March 31, 2000, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since March 31, 2000 (the documents referred to in this Section 4.21(a) being referred to collectively as the "Borrower SEC Documents"). The Borrower's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2000 is referred to herein as the "Borrower 10-Q."

     (a) As of its filing date, each Borrower SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the 1933 Act.

     (b) As of its filing date, each Borrower SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (c) Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     4.22 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Borrower (including any related notes and schedules) included in its annual reports on Form 10-K and the quarterly report on Form 10-Q referred to in Section 4.21 fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Borrower and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). For purposes of this Agreement, "Borrower Balance Sheet" means the consolidated balance sheet of the Borrower as of September 30, 2000 set forth in the Borrower 10-Q and "Borrower Balance Sheet Date" means September 30, 2000.

     4.23 Absence of Certain Changes. Except as set forth in Schedule 4.23, since Borrower Balance Sheet Date, the Loan Parties have conducted their business in the ordinary course consistent with past practice and there has not been:

          (a) any event, occurrence or development of a state of circumstances or facts which has had or reasonably would be expected, individually or in the aggregate, to result in a Material Adverse Change;

          (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Borrower or any repurchase, redemption or other acquisition by any Loan Party of any outstanding shares of capital stock or other securities of, or other ownership interests in, any Loan Party;

          (c) any amendment of any material term of any outstanding security of any Loan Party;

          (d) any transaction or commitment made, or any contract, agreement or settlement entered into, by (or judgment, order or decree affecting) any Loan Party relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by any Loan Party of any contract or other right, in either case, material to the Loan Parties taken as a whole, other than transactions, commitments, contracts, agreements or settlements (including without limitation settlements of litigation and tax proceedings) in the ordinary course of business consistent with past practice, those contemplated by this Agreement, or as agreed to in writing by the Borrower;

          (e) any change in any method of accounting or accounting practice (other than any change for tax purposes) by any Loan Party, except for any such change which is not significant or which is required by reason of a concurrent change in GAAP; or

          (f) any (i) grant of any severance or termination pay to (or amendment to any such existing arrangement with) any director, officer or employee of any Loan Party, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of any Loan Party, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) increase in (or amendments to the terms of) compensation, bonus or other benefits payable to directors, officers or employees of any Loan Party, other than in the ordinary course of business consistent with past practice, as permitted by this Agreement, or as agreed to in writing by the Borrower.

     4.24 No Undisclosed Material Liabilities. There are no liabilities of any Loan Party of the Borrower of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

          (a) liabilities disclosed or provided for in the Borrower Balance Sheet or in the notes thereto;

          (b) liabilities which in the aggregate would not reasonably be expected to result in a Material Adverse Change;

          (c) liabilities disclosed in Borrower SEC Documents filed prior to the date hereof or set forth in Schedule 4.24; and

          (d) liabilities under this Agreement.

     4.25  Employee Benefit Plans.

     (a) Prior to the date hereof, the Borrower has provided the Borrower with a list (set forth in Schedule 4.25) identifying each material "employee benefit plan," as defined in Section 3(3) of ERISA, each material employment, severance or similar contract, plan, arrangement or policy applicable to any director, former director, employee or former employee of the Borrower and each material plan or arrangement (written or oral), providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Borrower and covers any employee or director or former employee or director of the Borrower, or under which the Borrower has any liability. Such material plans (excluding any such plan that is a "multiemployer plan", as defined in Section 3(37) of ERISA) are referred to collectively herein as the "Borrower Employee Plans."

     (b) Each Borrower Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including but not limited to ERISA and the Code) which are applicable to such Plan.

     (c) Neither the Borrower nor any affiliate of the Borrower has incurred a liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Borrower or any affiliate of the Borrower of incurring any such liability other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

     (d) All Borrower Employee Plans that are intended to be qualified under
Section 401(a) of the Code have been the subject of determination, opinion, notification or advisory letters from the Internal Revenue Service ("IRS") which the company has made available to the Lender. Each such letter as the effect of stating that each such Borrower Employee Plan is qualified and is exempt from Federal income taxes under Section 501(a) of the Code. The remedial amendment period with respect to each such Borrower

Employee Plan has not expired for any amendment to any such Borrower Employee Plan that was made on or after the date of the application for the determination, opinion, notification or advisory letter. No such determination, opinion, notification or advisory letter has been revoked, nor has any event occurred since the date of the most recent such letter that would adversely affect its qualification.

     (e) No director or officer or other employee of any Loan Party will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit (including any acceleration of vesting or lapse of repurchase rights or obligations with respect to any employee stock option or other benefit under any stock option plan or compensation plan or arrangement of the Borrower) solely as a result of the transactions contemplated hereby.

     (f) No Borrower Employee Plan provides post-retirement health and medical, life or other insurance benefits for retired employees of any Loan Party (other than benefit coverage mandated by applicable statute, including benefits provided pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as codified in Code section 4980B and ERISA section 601 et seq., as amended from time to time ("COBRA")).

     (g) There has been no amendment to, written interpretation or announcement (whether or not written) by the Borrower or any of its affiliates relating to, or change in employee participation or coverage under, any Borrower Employee Plan which would increase materially the expense of maintaining such Borrower Employee Plan above the level of the expense incurred in respect thereof for the 12 months ended on the Borrower Balance Sheet Date.

     4.26 Location of Collateral. The Collateral is and will be kept at the locations identified by Borrower and type of Collateral on Schedule 4.26 or such other locations as may be permitted under Section 5.7.

     4.27 Material Contracts and Accounts. Each Contract, General Intangible and Account is, or will be when it is created, a bona fide, valid and legally enforceable property or right of Borrower and, so far as Borrower knows, of any other party thereto, except for those that do not, in the aggregate, materially and adversely affect the value of the Collateral. No amount payable in connection with any of such Contracts, General Intangibles or Accounts is evidenced by any chattel paper or any promissory notes or other instruments that have not been delivered to the Lender.

     4.28 No Defaults Under Contracts or Accounts. With respect to each Contract, Account and General Intangible, no default by Borrower or event which with the giving of notice or the passage of time would be a default has occurred and, to the knowledge of the Borrower, the other party or parties thereto are not in default thereunder, and Borrower has fully and timely performed all its material obligations thereunder. The right, title and interest of Borrower thereunder is not subject to any defense, set off, counterclaim or claim, and none of the foregoing has been asserted or alleged against Borrower. The amount represented by Borrower to the Lender, from time to time as owing on any or all Accounts, Contracts or General Intangibles, will at such time be the correct amount actually owing by such account debtors thereunder.

     4.29 Assumed Names. Except as set forth on Schedule 4.29, the Loan Parties do not conduct business under any assumed names or trade names, nor have the Loan Parties conducted business under any other names, or any assumed names or trade names, at any time prior to the date hereof.

     4.30 Compliance With Laws. No Loan Party is in violation of, or has since September 30, 2000 violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Change.

     4.31 Environmental Laws. Except for such exceptions as, individually or in the aggregate, have not resulted, and would not reasonably be expected to result in, a Material Adverse Change, (i) no notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Loan

Parties, threatened by any Person against the Loan Parties, and no penalty has been assessed against any Loan Party, in each case, with respect to any matters relating to or arising out of any Environmental Law; (ii) the Loan Parties are and have been in compliance with all Environmental Laws; (iii) there are no liabilities of or relating to any Loan Party relating to or arising out of any Environmental Law of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability.

     4.32 Statutory Regulation. The Borrower is not an investment company within the meaning of the Investment Borrower Act of 1940, as amended, and to the Borrower's knowledge, is not, directly or indirectly, controlled by or acting on behalf of any person which is an investment company, within the meaning of said Act. The Borrower is not subject to any Governmental Requirement regulating public utilities or similar entities, and is not, within the meaning of the Public Utility Holding Borrower Act of 1935, as amended, (a) a holding company; (b) a subsidiary or affiliate of a holding company; or (c) a public utility. The Borrower is not subject to regulation under the Federal Power Act or to any other Governmental Requirement limiting or placing conditions upon their respective power or right to borrow money.

                                   ARTICLE 5

                             AFFIRMATIVE COVENANTS

     The Borrower covenants and agrees that so long as any Obligation is outstanding it shall comply and, if applicable, cause each Subsidiary to comply with the following provisions; provided that the Borrower shall have no obligation under this Article 5 if the Borrower and the Lender enter into the Merger Agreement so long as that agreement remains in full force and effect:

     5.1 Accounting Records. Each Loan Party shall maintain adequate books and accounts in accordance with sound business practices and GAAP consistently applied. Each Loan Party shall promptly furnish to the Lender any information regarding their business or finances as the Lender may reasonably request, provided that nothing in this Section 5.1 shall entitle the Lender to any information which would result in a disclosure of the Borrower's proprietary information or trade secrets. Upon request of the Lender, the Borrower will extend its cooperation and assistance and comply with the requests of the Lender or its representative in connection with an audit regarding the Collateral and will furnish any information requested in respect thereof, including, without limitation, appraisals of the Collateral, lien search reports and physical counts.

     5.2 Financial Statements and Notices. The Borrower shall furnish to the Lender all of the following financial statements, information and notices:

          (a) The Borrower shall, within thirty (30) days after it is required to file the same with the Securities and Exchange Commission, deliver copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Securities and Exchange Commission may from time to time by rules and regulations prescribe) which the Borrower may be required to file with the Securities and Exchange Commission pursuant to section 23 or section 15(d) of the Securities Exchange Act of 1934, as amended.

          (b) Promptly but in no event later than one (1) Business Day after (i) the occurrence of an Event of Default or an Incipient Default, or (ii) any default or Event of Default as defined in any evidence of Indebtedness or under any agreement, indenture or other instrument under which such evidence of Indebtedness has been issued, whether or not such Indebtedness is accelerated or such default waived, the Borrower shall notify the Lender thereof, and within five (5) calendar days after obtaining such an occurrence, a statement of a Authorized Officer setting forth details of such Event of Default or Incipient Default and the action which the Borrower proposes to take with respect thereto.

          (c) As soon as practicable written notice of any actual or threatened claims, litigation, suits, investigations, proceedings or disputes against or affecting any Loan Party, including, without limitation: (i) any claims, litigations, suits, investigations, proceedings or disputes involving in aggregate a monetary amount in excess of fifty thousand dollars ($50,000), whether or not covered by insurance; (ii) any labor controversy which is reasonably expected to result in a strike against any Loan Party; (iii) any proposal by any Governmental Authority to acquire any of the assets or business of any Loan Party; (iv) any investigation or proceeding before or by any Governmental Authority, the effect of which could reasonably be expected materially to limit, prohibit or restrict the manner in which any Loan Party currently conducts its business or to declare any substance contained in the products manufactured or distributed by any Loan Party to be dangerous; (v) any summons, citation, directive, notice, complaint, letter or other communication, whether oral or written, from any person concerning any alleged violation by any Loan Party, or any predecessor of any Loan Party, of any Environmental Law, or any alleged noncompliance of any of the properties or the operations of any Loan Party therewith; or
     (vi) any investigation of or request for information from any Loan Party relating to the handling, storage or disposal of any Hazardous Substance, or the release thereof into the environment, by any Loan Party or any of their predecessors or any other Person, which investigation or request is other than routine.

     5.3 Access. Following the occurrence and during the continuance of an Event of Default, each Loan Party shall permit the Lender and any Affiliate of the Lender which shall be making inquiries in connection with the transactions contemplated in the Acquisition Agreement, at such reasonable times and intervals as the Lender may designate upon reasonable notice, at its own expense (unless as part of an audit of the Collateral as provided in Section 5.1 hereof), by and through the representatives and agents of the Lender, to inspect, audit and examine its books and records, to make copies thereof, to discuss its affairs, finances and accounts with its officers and independent public accountants, and to visit and inspect its properties; provided, however, that nothing in this Section 5.3 shall entitle the Lender to make inquiries which would result in disclosure of the Borrower's proprietary information or trade secrets.

     5.4 Maintenance of Existence. Each Loan Party shall preserve and maintain its corporate existence, except in connection with a merger or consolidation of a Subsidiary with another Subsidiary or into the Borrower.

     5.5 Qualifications To Do Business. Each Loan Party shall qualify to do business and shall be and (in the case of corporations) remain in good standing in each jurisdiction in which the nature of its business requires it to be so qualified, except where the failure to be so qualified could not reasonably be expected to result in a Material Adverse Change.

     5.6 Insurance. Each Loan Party shall maintain in full force and effect insurance normal and customary for the business of such Loan Party and each Loan Party shall add to such insurance coverage insurance of the types and amounts customarily carried in their respective lines of business, including, but not limited to, fire, public liability, property damage, products liability and workers' compensation insurance.

     5.7 Collateral. The Borrower shall keep the Collateral in good repair, working order and condition, and from time to time shall make necessary repairs or replacements thereto so that the Collateral shall be maintained adequately for their intended use. The Borrower shall not move any Collateral, other than inventory sold in the ordinary course of business, from its location on the Closing Date without giving the Lender prior written notice of the new location to which such Collateral will be moved.

     5.8 Taxes and Other Liabilities. Each Loan Party shall pay and discharge when due any and all material Taxes, except as may be subject to good faith contest or as to which a bona fide dispute may arise; provided, however, that adequate reserves in accordance with GAAP or other provision is made to the satisfaction of the Lender for prompt payment thereof in the event that it is found that the same are their obligations.

     5.9 Governmental Approvals. Each Loan Party shall apply for, diligently pursue, and obtain or cause to be obtained, and shall thereafter maintain in full force and effect all Governmental Approvals that shall now or hereafter be necessary under any Governmental Requirement (a) for land use, public and employee health and safety, pollution or protection of the environment, (b) for the grant by the Borrower of the Liens granted by any of the Security Documents and for the validity and enforceability thereof or for the perfection of and the exercise by the Lender of its rights and remedies thereunder, and (c) for the operation of the business of such Loan Party, except where the failure to be so qualified could not reasonably be expected to result in a Material Adverse Change. Each Loan Party shall promptly notify the Lender in the event of any, and provide the Lender with a copy of all notices of, denial, suspension, variance or revocation of any material Governmental Approvals.

     5.10 Compliance With Governmental Approvals and Governmental Requirements. Each Loan Party shall materially comply with all Governmental Requirements, all terms and conditions of all Governmental Approvals and with all other limitations, restrictions, obligations, schedules, timetables and reporting requirements in any Governmental Requirements.

     5.11 Prevent Contamination. Each Loan Party shall conduct its operations on property owned, leased or used by it in such a way as to prevent material contamination of any part of such property by any Hazardous Substance through the action of such Loan Party. Each Loan Party shall use reasonable efforts to manage all Hazardous Substances in a manner that does not require a Hazardous Waste Facility Permit, and in compliance in all material respects with all Governmental Requirements and Governmental Approvals. Without limiting the foregoing covenants, each Loan Party shall not intentionally or recklessly, shall endeavor not to unintentionally, and shall use reasonable efforts to assure that no other Person to, emit, release or discharge on or from any property owned, leased exclusively or used exclusively by such Loan Party into air, soil, surface water or groundwater any Hazardous Substance in excess of permitted levels or reportable quantities, or other concentrations, standards or limitations under any Governmental Requirements or Governmental Approvals.

     5.12  Liens and Perfection.

     (a) From and after the Closing Date, the Borrower shall cause the Security Documents to be and remain, except for Permitted Liens, perfected Liens subordinate only to prior perfected security interests of holders of Existing Debt on all Collateral for the benefit of the Lender and to become perfected Liens subordinate only to prior perfected security interests of holders of Existing Debt on any real or personal property now owned or hereafter received by the Borrower upon the disposition of any of the Collateral which property is not subject to the Liens created by the Security Documents. The Borrower shall, upon the request of the Lender, execute and deliver or cause to be executed and delivered to the Lender any agreement, instrument, conveyance, mortgage, pledge, hypothecation or financing statement, in form and substance reasonably satisfactory to the Lender, which agreement, instrument, conveyance, mortgage, pledge, hypothecation, document or financing statement the Lender shall reasonably determine is necessary to obtain, perfect or enforce a first priority Lien on any property owned by the Borrower on which the Lender does not have a perfected security interest or lien or any property received by the Borrower upon its disposition of any of the Collateral.

     (b) Without limiting the generality of Section 5.12(a) hereof, the Borrower shall from time to time do all things and deliver all documents and instruments reasonably requested by the Lender to perfect, protect and enforce the Liens granted under the Security Documents and pursuant to this Section 5.12. Such acts include, without limitation, the filing of financing statements under the Uniform Commercial Code and of other documents and instruments under other applicable laws.

     5.13 Change of Location. Each Loan Party shall notify the Lender not later than thirty (30) days in advance of any change in the location of its chief executive office.

     5.14 Further Assurances. Upon reasonable request from the Lender or an Affiliate of the Lender, the Borrower shall prepare and file or cause to be prepared and filed all necessary applications and filings and information with each Person and Governmental Authority which application, filing or information is required to consummate the transactions contemplated in the Merger Agreement.

                                   ARTICLE 6

                               NEGATIVE COVENANTS

     The Borrower covenants and agrees that so long as any Obligation is outstanding it shall comply and, if applicable, cause each Subsidiary to comply with all of the following provisions; provided that the Borrower shall have no obligation under this Article 6 if the Borrower and the Lender enter into the Merger Agreement so long as that agreement remains in full force and effect:

     6.1 Mergers. Except for consolidations and mergers of a Subsidiary into another Subsidiary or into the Borrower or as may be agreed with the Lender, no Loan Party shall enter into any merger, consolidation, reorganization or recapitalization, or any agreement, in each case, to do any of the foregoing. No Loan Party shall acquire or form any subsidiaries, partnerships or joint ventures or acquire any interests in any partnerships or joint ventures.

     6.2 Restricted Payments. The Borrower shall not make Restricted Payments to its shareholders unless it has received the prior written consent of the Lender.

     6.3 Change of Name, Etc. No Loan Party shall change its name without at least thirty (30) days' prior notice to the Lender, or change the nature of its business or engage in any other business other than the businesses in which it is engaged as of the Closing Date without the prior written consent of the Lender.

     6.4 Accounting Policies. Except in order to comply with GAAP, the Borrower shall not materially change any of its accounting policies or its fiscal year.

     6.5 Liens. The Borrower shall not create or permit to exist any Lien upon any of the Collateral, except for Permitted Liens, or enter into any agreement to grant a Lien (other than in connection with the granting or sufferance of a Permitted Lien, provided that such agreement pertains only to the property covered by the Permitted Lien) on any of the Collateral.

     6.6 Contingent Obligations. No Loan Party shall become liable, directly or indirectly, for any Contingent Obligation amendments, modification, refinancings and refunding, thereof, Indebtedness owed by the Borrower to a Subsidiary or by a Subsidiary to another Subsidiary or the Borrower.

     6.7 Indebtedness. No Loan Party shall incur, create, assume or permit to exist any Indebtedness except (i) the Obligations, (i) the Existing Debt, (iii) trade payables and other contractual obligations to suppliers and customers incurred in the ordinary course of business, (iv) Indebtedness subordinated to the Obligations on terms reasonably acceptable to the Lender, (v) intercompany Indebtedness, (vi) Indebtedness consisting of Contingent Obligations permitted by Section 6.6, (vii) purchase money Indebtedness secured by Permitted Liens, and (viii) other Indebtedness not to exceed one hundred thousand dollars ($100,000).

     6.8 Sale of Assets. Except for inventory sold in the ordinary course of business, sales of assets that are obsolete or no longer useful or sales, transfers, leases, license or other dispositions between or among any of the Loan Parties, no Loan Party shall sell, transfer, lease, license or otherwise dispose of any of its assets, or enter into any understanding, term sheet, letter of intent or memorandum of understanding, whether binding or not, or any agreement, in each case, to do any of the foregoing.

     6.9 Loans to Affiliates. No Loan Party shall, directly or indirectly, make any loan or advance to any Affiliate, except in the ordinary course of business and as permitted in Section 6.7.

     6.10 Certain ERISA Payments. The Borrower shall not make any payment of any material liability arising under ERISA or under the Code of any ERISA Affiliate.

                                   ARTICLE 7

                               EVENTS OF DEFAULT

     7.1 Events of Default. Each of the following shall constitute an Event of Default under this Agreement:

          (a) Payments.  The Borrower shall fail to pay when due:

             (i) any installment of principal hereunder;

             (ii) any payment of interest or any other sum payable hereunder or under any of the other Loan Documents within three (3) Business Days of when due; or

             (iii) any amounts aggregating to one million dollars ($1,000,000) due to the Lender under any contract (including any purchase order) pursuant to which the Lender does business with the Borrower not paid within twenty (20) days of when due.

          (b) Other Covenants and Agreements. Any of the Loan Parties shall default in the performance of any of its agreements set forth in any other provision herein or in any of the other Loan Documents (and not constituting an Event of Default under any of the other clauses of this
     Section 7.1).

          (c) Representations and Warranties. Any warranty, representation or certification made by the Borrower or any officer of the Borrower in any of the Loan Documents, shall be untrue in any material respect or shall omit to state a fact necessary to make it not materially misleading in light of the circumstances under which it was made, in any case on any date as of which the facts set forth are stated or certified.

          (d) Judgment. A judgment or judgments shall be entered against any Loan Party in excess of fifty thousand dollars ($50,000) in any one case or in excess of one hundred thousand dollars ($100,000) in the aggregate and shall remain undischarged or unvacated for a period in excess of thirty
     (30) days or execution shall at any time not be effectively stayed, or any judgment other than for the payment of money, or injunction, attachment, garnishment or execution is rendered against any Loan Party or any of their assets.

          (e) Liens for Pension Contributions. Any material Lien shall have been placed upon the assets of any Loan Party or any ERISA Affiliate under the Code or ERISA.

          (f) Plan Termination or Withdrawal Liability. Any termination of a single employer plan (as defined in section 4001(a)(15) of ERISA) or any complete or partial withdrawal from a multiemployer plan (as defined in section 4001(a)(3) of ERISA) shall occur, or steps shall have been taken by any Person that make it reasonable to expect that such termination or withdrawal will occur, and such termination or withdrawal could reasonably be expected to result in liability of the Borrower or any ERISA Affiliate to the PBGC, to a trustee or to such multiemployer plan in the aggregate amount of one million dollars ($1,000,000) or more. A plan amendment described in section 4041(e) of ERISA shall be treated as a plan termination for purposes of this paragraph.

          (g) Funding Waiver. The Borrower or any ERISA Affiliate shall apply under section 412 of the Code for a waiver of the minimum funding standard.

          (h) Plan Qualification. Any plan of the Borrower or an ERISA Affiliate that is intended to have qualification under section 401(a) of the Code loses such qualification, if the loss of such qualification can reasonably be expected to impose on the Borrower or any ERISA Affiliate liabilities (for additional taxes, to plan participants or otherwise) in the aggregate amount of one million dollars ($1,000,000) or more.

          (i) Cross-Default. The Loan Parties shall default in the payment when due, whether by acceleration or otherwise, of an amount greater than one million dollars ($1,000,000) on any of its Indebtedness (not arising hereunder or under any of the other Loan Documents), or default in the performance or observance (subject to any applicable grace period) of any agreement, covenant or condition with respect to any such Indebtedness if the effect of such default is to accelerate the maturity of any such Indebtedness or to permit the holder or holders of any such Indebtedness, or any trustee or agent for such holders, to cause such Indebtedness to become due and payable prior to its expressed maturity or, if such Indebtedness is a guaranty, to call upon such guaranty in advance of nonpayment of the guaranteed indebtedness.

          (j) Collateral. A judgment creditor of any Loan Party shall obtain possession of any material portion of the Collateral by any means, including, but not limited to, levy, distraint, replevin or self-help.

          (k) Impairment of Collateral. The Lender's Lien, or the priority thereof, on any material portion of the Collateral shall become impaired or otherwise unenforceable.

          (l) Bankruptcy. Any Loan Party shall institute a voluntary case seeking liquidation or reorganization under Chapter 7 or Chapter 11, respectively, of the United States Bankruptcy Code, or shall consent to the institution of an involuntary case thereunder against it; or any Loan Party shall file a petition initiating or shall otherwise institute any similar proceeding under any other applicable federal or state law, or shall consent thereto; or any Loan Party shall apply for, or by consent or acquiescence there shall be an appointment of, a receiver, liquidator, sequestrator, trustee or other officer with similar powers, or any Loan Party shall make an assignment for the benefit of creditors; or any Loan Party shall admit in writing its inability to pay its debts generally as they become due; or, if an involuntary case shall be commenced seeking the liquidation or reorganization of any Loan Party under Chapter 7 or Chapter 11, respectively, of the United States Bankruptcy Code, or any similar proceeding shall be commenced against any Loan Party under any other applicable federal or state law, and (i) the petition commencing the involuntary case is not timely controverted; or (ii) the petition commencing the involuntary case is not dismissed within forty-five (45) days of its filing; or (iii) an interim trustee is appointed to take possession of all or a portion of the property and/or to operate all or any part of the business of any Loan Party; or (iv) an order for relief shall have been issued or entered therein; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over any Loan Party, or of all or a part of the property of any of the foregoing, shall have been entered; or any other similar relief shall be granted against any Loan Party under any applicable federal or state law.

          (m) Material Adverse Change. The Lender shall have determined that a Material Adverse Change other than solely as a result of losses incurred by the Borrower in the ordinary course of business has occurred since the date of this Agreement.

          (n) Invalidity of Loan Documents. Any of the Loan Documents shall cease for any reason to be in full force and effect in any material respect or any party thereto (other than the Lender) shall purport to disavow its obligations thereunder, shall declare that it does not have any further obligation thereunder or shall contest the validity or enforceability thereof.

     7.2 Termination of Commitment and Acceleration. If any Event of Default described in Section 7.1(m) shall occur, the Notes and all other Obligations shall become immediately due and payable. If any other Event of Default shall be continuing, the Lender may declare its obligation to advance further portions of the Loans to be terminated and the outstanding Notes and all other Obligations to be due and payable, or all of the foregoing, whereupon the Notes and all other Obligations shall immediately become due and payable, all as so declared by the Lender and without presentment, demand, protest or other notice of any kind.

                                   ARTICLE 8

                                 MISCELLANEOUS

     8.1 Successors and Assigns. The terms and provisions of this Agreement shall be binding upon, and the benefits thereof shall inure to, the parties hereto and their respective successors and assigns; provided, however, that the Borrower shall not assign this Agreement or any of the rights, duties or obligations of the Borrower hereunder without the prior written consent of the Lender.

     8.2 No Implied Waiver. No delay or omission to exercise any right, power or remedy accruing to the Lender upon any breach or default of the Borrower under this Agreement or under any of the other Loan Documents shall impair any such right, power or remedy of the Lender, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default occurring thereafter, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring theretofore or thereafter.

     8.3  Amendments; Waivers.

     (a) No amendment, modification or waiver of, or consent with respect to, any provision of this Agreement, the Note or any of the other Loan Documents shall in any event be effective unless the same shall be in writing and signed and delivered by the Lender and the Borrower.

     (b) Any amendment, modification, waiver or consent hereunder shall be effective only in the specific instance and for the specific purpose for which given.

     8.4 Remedies Cumulative. All rights and remedies, either under this Agreement, by law or otherwise afforded to the Lender shall be cumulative and not exclusive, and any single or partial exercise of any power or right hereunder or thereunder does not preclude other or further exercise thereof, or the exercise of any other power or right.

     8.5 Severability. Any provision of this Agreement, the Note or any of the other Loan Documents which is prohibited or unenforceable in any jurisdiction shall be, only as to such jurisdiction, ineffective to the extent of such prohibition or unenforceability, but all the remaining provisions of this Agreement, the Note and the other Loan Documents shall remain valid.

     8.6 Costs, Expenses and Attorneys' Fees. If, at any time or times, the Lender or, in subsection (a) below, the Borrower shall employ counsel or other professional advisors for advice or other representation or shall incur reasonable legal, appraisal, accounting, consulting or other costs and expenses in connection with any of the following:

          (a) Any litigation, contest, dispute, suit, proceeding or action (whether instituted by any party to any Loan or any other Person) in any way relating to the Collateral, any of the Loan Documents or any other agreements to be executed or delivered in connection herewith, including any litigation, contest, dispute, suit, case, proceeding or action, and any appeal or review thereof, in connection with a case commenced by or against the Borrower or any other Person that may be obligated to the Lender by virtue of the Loan, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other applicable federal, state or foreign bankruptcy or other similar law; provided, however, that in any litigation between the Borrower and the Lender the prevailing party shall be entitled to recover reasonable attorneys' fees under this Section 8.6(a).

          (b) Any attempt to inspect, verify, protect, collect, sell, liquidate or otherwise dispose of any or all of the Collateral.

In any such event, the reasonable fees of such attorneys and other professional advisors arising from such services, including those of any appellate proceedings, and all reasonable expenses, costs, charges and other fees incurred by such counsel or other professionals in any way or respect arising in connection with or relating to any of the events or actions described in this
Section 8.6 shall be payable, on demand. Without limiting the generality of the foregoing, such reasonable expenses, costs, charges and fees may include: attorneys' fees, costs and expenses, paralegal fees, costs and expenses; accountants' fees, costs and expenses; appraisers' fees, costs and expenses; other consultants' fees, costs and expenses; court costs and expenses; photocopying and duplicating expenses; court reporter fees, costs and expenses; long distance telephone charges; air express, courier and other delivery charges; telegram charges; facsimile costs and expenses; secretarial overtime charges; and expenses for travel, lodging and food paid or incurred in connection with the performance of such legal or other professional services.

     8.7 Indemnification. The Borrower shall indemnify, defend and hold harmless the Lender and its directors, officers, employees, Affiliates, attorneys and agents (collectively called the "the Lender Indemnitees") from and against any and all liabilities, obligations, losses, damages, penalties, impositions and charges imposed by any Governmental Authority, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever, whether or not well founded, meritorious or in meritorious (including, without limitation, any expenses (including attorneys' fees) incurred by any such the Lender Indemnitee in connection with any investigation or administrative or judicial proceeding, whether or not any such the Lender Indemnitee shall be designated a party thereto) which may be imposed on, incurred by or asserted against such the Lender Indemnitees by any Person other than the Lender (whether direct, indirect, consequential or punitive and whether based on any Governmental Requirement, including, without limitation, securities, environmental and commercial laws and regulations, under common law or at equitable cause, or on contract or otherwise) in any manner relating to or arising, directly or indirectly, out of this Agreement, any other Loan Documents, or any act, event or transaction related or attendant thereto; the making of Loans hereunder, the management of the Loans (including any liability under federal, state or local environmental laws or regulations), the use or intended use of the proceeds of the Loans (collectively, the "Indemnified Matters"); provided, however, that the Borrower shall have no obligation to a the Lender Indemnitee under this Section 8.7 with respect to Indemnified Matters to the extent such Indemnified Matters were caused by or resulted from the gross negligence or willful misconduct of a the Lender Indemnitee. To the extent that the undertaking to indemnify, pay and hold harmless set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Borrower shall contribute to the payment and satisfaction of all Indemnified Matters incurred by the Lender Indemnitees the maximum portion which the Borrower is permitted to pay and satisfy under applicable law. This indemnification shall survive repayment by the Borrower of all Loans made under this Agreement, and the termination of this Agreement. This Section 8.7 shall apply only if the second Loan is not made.

     8.8 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered personally or sent by certified mail, postage prepaid, by telecopy (with receipt confirmed and promptly confirmed by personal delivery, U.S. first class mail, or courier), or by courier service, as follows:

     (a) If to the Lender to:

        SONICblue Incorporated
        2841 Mission College Boulevard
        Santa Clara, CA 95054
        Attn: Chief Executive Officer
        Fax: (408) 980-5429

     with a copy to:

        Pillsbury Winthrop LLP
        2550 Hanover Street
        Palo Alto, CA 94304
        Attn: Jorge A. del Calvo
        Fax: (650) 233-4545

     (b) If to the Borrower to:

        Sensory Science Corporation
        7835 East McClain Drive
        Scottsdale, AZ 85260-1732
        Attention: Chief Executive Officer
        Fax:

     with a copy to:

        Snell & Wilmer, L.L.P.
        One Arizona Center
        Phoenix, AZ 85004-2202
        Attn: Samuel Cowley
        Fax: (602) 382-6070

     8.9 Interpretation. This Agreement, together with the Schedules and Exhibits to this Agreement and all of the other Loan Documents, is intended by the Lender and the Borrower as a final expression of their agreement and, together with all of the other Loan Documents, is intended as a complete statement of the terms and conditions of their agreement. The parties acknowledge that the Schedules to this Agreement have not been provided by the Borrower as of the date hereof, but will be delivered, in form and substance satisfactory to the Lender, on or before the Closing Date. Upon the Lender's acceptance thereof, this Agreement shall be deemed to be amended to incorporate such schedules and shall be a part hereof.

     8.10 Governing Law and Consent to Jurisdiction. THE VALIDITY, CONSTRUCTION AND EFFECT OF THIS AGREEMENT, THE NOTE AND EACH OF THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO ITS CHOICE OF APPLICABLE LAW PRINCIPLES.

     ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE BORROWER WITH RESPECT TO THIS AGREEMENT, THE NOTE OR ANY OF THE OTHER LOAN DOCUMENTS MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF CALIFORNIA, AND THE BORROWER ACCEPTS FOR ITSELF AND ITS ASSETS AND PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS.

     THE BORROWER WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH JURISDICTION. NOTING HEREIN SHALL LIMIT THE RIGHT OF THE LENDER TO BRING PROCEEDINGS AGAINST THE BORROWER IN THE COURT OF ANY OTHER JURISDICTION.

     8.11 Counterparts. This Agreement may be executed in any number of counterparts each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     8.12 Headings. Captions, headings and the table of contents in this Agreement are for convenience only, and are not to be deemed part of this Agreement.

     8.13 Survival. The obligation of the Borrower under Sections 8.6 and 8.7 of this Agreement shall survive the repayment of the Loans.

     8.14 Highest Lawful Rate. Anything herein to the contrary notwithstanding, the obligations of the Borrower to pay interest on the Loan shall be subject to the limitation that payment of interest to the Lender shall not be required, for any period for which interest is computed hereunder, to the extent that contracting for or receiving such payment by the Lender would be contrary to the provisions of any law applicable to the Lenders limiting the highest rate of interest which may be lawfully contracted for, charged or received by it.

     8.15 Calculations. Any calculations made by the Lender pursuant to this Agreement shall be prima facie evidence in the absence of manifest error.

     8.16  Confidential.

     (a) Neither of the parties hereto shall make any public announcement regarding the transactions contemplated in this Agreement and the other Loan Documents without the prior consent of the other party. Each of the parties hereto shall keep strictly confidential any and all information furnished to it or to its Affiliates, agents or representatives in the course of negotiations relating to this Agreement or any transaction contemplated by this Agreement and the other Loan Documents, and the business and financial reviews and investigation conducted by the parties hereto in connection with this Agreement and the other Loan Documents, and such parties have instructed their respective officers, employees and other representatives having access to such information of such obligation of confidentiality. The parties hereto covenant and agree that they will not use any information so obtained except in connection with the transactions contemplated by this Agreement, will not disclose or divulge such information to any other person and will keep confidential any information so obtained; provided, however, that any disclosure of such information may be made by the Lender to protect or enforce its rights in the Collateral to the extent disclosure is reasonably necessary for such protection or enforcement or after consultation with the other party to the extent required by applicable Governmental Requirement and that such information may be used as evidence in or in connection with any pending or threatened litigation related to this Agreement or other Loan Documents or any transactions contemplated hereunder or thereunder. The obligations of confidentiality set forth herein shall not apply to information generally available to the public or in the possession of the receiving party prior to its disclosure under this Agreement or that is given to the receiving party by another person other than in breach of obligations of confidentiality owed by such person to the disclosing party under this Agreement.

     (b) Nothwithstanding the foregoing in this Section 8.16, if either party shall be required to disclose any information concerning this Agreement or required to make any public announcement or press release, such party shall not disclose such information or make any public announced or press release without consulting the other party and jointly making such disclosure, announcement or press release.

     (c) Nothwithstanding the foregoing in this Section 8.16, Borrower may make such disclosure concerning this Agreement as is necessary to obtain consents from holders of Existing Debt pursuant to Sections 3.2(e) and 4.6.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers as of the date and year first above written.

                                          SENSORY SCIENCE CORPORATION

                                          By /s/ Roger B. Hackett
                                          ---------------------------------
                                          Its President and Chief Executive
                                          Officer

                                          SONICblue INCORPORATED

                                          By /s/ William F. McFarland
                                          ----------------------------------
                                          Its Vice President, Controller and
                                             Interim Chief Financial Officer

                      FIRST AMENDMENT TO CREDIT AGREEMENT

     THIS FIRST AMENDMENT TO CREDIT AGREEMENT (this "Amendment") is dated as of March 30, 2001, by and between SENSORY SCIENCE CORPORATION, a Delaware corporation ("Borrower"), and SONICblue INCORPORATED, a Delaware corporation ("Lender"),

                              W I T N E S S E T H:

     WHEREAS, Borrower and Lender previously entered into that certain Credit Agreement dated as of February 1, 2001 (the "Credit Agreement"); and

     WHEREAS, the form of Credit Agreement executed by the parties made reference to certain exhibits and schedules that had not been finalized at the time of execution:

     NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, the Borrower and Lender hereby amend and supplement the Credit Agreement as follows:

     1. Definitions. Except as otherwise expressly provided or unless the context otherwise requires, all initially capitalized terms used in this Amendment shall have the meanings given to them in the Credit Agreement.

     2. Supplementary Documents. The documents attached hereto as Schedules 3.2, 4.2, 4.3, 4.6, 4.8, 4.9, 4.11, 4.12, 4.15, 4.17, 4.18, 4.23 through 4.26 and 4.29 and Exhibits A through G, I and J shall be incorporated into the Credit Agreement as Schedules 3.2, 4.2, 4.3, 4.6, 4.8, 4.9, 4.11, 4.12, 4.15, 4.17,
4.18, 4.23 through 4.26 and 4.29 and Exhibits A through G, I and J to the Credit Agreement, respectively.

     3. Effective Date. This Amendment shall be effective as of the date of the Credit Agreement.

     4. Limited Effect. In the event of a conflict between the terms and provisions of this Amendment and the terms and provisions of the Credit Agreement, the terms and provisions of this Amendment shall govern. In all other respects, the Credit Agreement, as amended and supplemented hereby, shall remain in full force and effect.

     5. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     6. Governing Law and Consent to Jurisdiction. THE VALIDITY, CONSTRUCTION AND EFFECT OF THIS AMENDMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO ITS CHOICE OF APPLICABLE LAW PRINCIPLES.

     ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE BORROWER WITH RESPECT TO THIS AMENDMENT MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF CALIFORNIA, AND THE BORROWER ACCEPTS FOR ITSELF AND ITS ASSETS AND PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS.

     THE BORROWER WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) THAT IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH JURISDICTION. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE LENDER TO BRING PROCEEDINGS AGAINST THE BORROWER IN THE COURT OF ANY OTHER JURISDICTION.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment by their duly authorized officers as of the date and year first above written.

                                          SENSORY SCIENCE CORPORATION

                                          By      /s/ ROGER B. HACKETT
                                            ------------------------------------
                                                 Its Chairman and President

                                          SONICblue INCORPORATED

                                          By    /s/ WILLIAM F. MCFARLAND
                                            ------------------------------------
                                               Its Vice President, Controller
                                                 and Interim Chief Financial
                                                           Officer

                      SECOND AMENDMENT TO CREDIT AGREEMENT

     THIS SECOND AMENDMENT TO CREDIT AGREEMENT (this "Second Amendment") is dated as of April 12, 2001, by and between SENSORY SCIENCE CORPORATION, a Delaware corporation (the "Borrower"), and SONICblue INCORPORATED, a Delaware corporation (the "Lender"),

                                  WITNESSETH:

     WHEREAS, the Borrower and the Lender previously entered into that certain Credit Agreement dated as of February 1, 2001 (the "Credit Agreement") pursuant to which the Lender agreed to advance loans to the Borrower in an aggregate principal amount not to exceed three million dollars ($3,000,000);

     WHEREAS, the Borrower and the Lender previously entered into that certain First Amendment to Credit Agreement dated as of March 30, 2001 (the "First Amendment") to incorporate certain exhibits and schedules that had not been finalized at the time of execution of the Credit Agreement; and

     WHEREAS, the Borrower has requested that the Lender extend additional loans to the Borrower in the aggregate principal amount not to exceed to two million dollars ($2,000,000) and the Lender is willing to do so, upon the terms and conditions hereinafter set forth;

     NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, the Borrower and Lender hereby amend and supplement the First Amendment as follows:

     1. Definitions. Except as otherwise expressly provided or unless the context otherwise requires, all initially capitalized terms used in this Second Amendment shall have the meanings given to them in the Credit Agreement.

     2. Amendments.

     2.1 The first sentence of Section 2.1(a) of the Credit Agreement is hereby amended by deleting "three million dollars ($3,000,000)" and replacing it with "five million dollars ($5,000,000)".

     2.2 The penultimate sentence of Section 2.1(a) of the Credit Agreement is hereby amended by deleting it and replacing it in its entirety with the following:

          "Thereafter, Loans under this Agreement will be made upon satisfaction of the conditions specified in Sections 3.3 or 3.4 (as applicable)."

     2.3 The first sentence of Section 3.3 of the Credit Agreement is hereby amended by deleting "first" and replacing it with "second".

     2.4 Article 3 of the Credit Agreement is hereby amended by inserting the following paragraph as a new section, Section 3.4:

          "3.4 Conditions to Subsequent Loans. The obligation of the Lender to disburse any portion of any subsequent Loans shall be subject to the prior or contemporaneous satisfaction of each of the following conditions precedent:

             (a) Closing Documents. The Lender shall have received all of the following, each duly executed (where appropriate) and dated as of the date as shall be agreed by the Lender and the Borrower (the "Second Amendment Closing Date") (or such earlier date as shall be satisfactory to the Lender), in form and substance satisfactory to the Lender:

                (i) The Second Amendment to Credit Agreement dated as of April 12, 2001 by and between the Borrower and the Lender (the "Second Amendment");

                (ii) The borrowing request in the form attached to the Second Amendment as Exhibit A;

                (iii) The Schedules to this Agreement;

                (iv) The Note;

                (v) A Common Stock Purchase Warrant in the form attached to the Second Amendment as Exhibit B;

                (vi) The letters from holders of Existing Debt, in form and substance satisfactory to the Lender, consenting to the Second Amendment and the transactions contemplated thereunder, under this Agreement and under the other Loan Documents;

                (vii) Certificates of existence or good standing for each of the Loan Parties from the offices of the Secretaries of State of Delaware, California, and other states as the Lender shall reasonably request;

                (viii) A written opinion by Snell & Wilmer, L.L.P., as counsel to the Borrower, covering the matters set forth in Exhibit C attached to the Second Amendment; provided that the matters covered thereby shall also include opinions as to the First Amendment to Credit Agreement dated as of March 30, 2001 by and between the Borrower and the Lender and the Second Amendment;

                (ix) A certificate of the Secretary or an Assistant Secretary of Borrower as to (A) the Borrower's bylaws, (B) authorization of the execution, delivery and performance of Second Amendment and all of the other Loan Documents by Borrower (including action of shareholders where required) and (C) the incumbency and signatures of Authorized Officers authorized to act hereunder and thereunder;

                (x) A certificate of the Secretary or an Assistant Secretary of California Audio Labs, LLC, a California limited liability company ("Cal Audio"), as to (A) Cal Audio's articles of organization, (B) authorization of the execution, delivery and performance of the Guaranty Agreement by Cal Audio (including action of members where required) and (C) the incumbency and signatures of officers authorized to act hereunder and thereunder;

                (xi) A certificate, in the form attached to the Second Amendment as Exhibit D, signed by an Authorized Officer of the Borrower stating
           (A) that the representations and warranties contained in Article 4 hereof and the other Security Documents executed by the Borrower are then true and accurate as though made on and as of such date, and (B) that there has then occurred no Event of Default or Incipient Default which is continuing;

                (xii) A Consent of Guarantor, in the form attached to the Second Amendment as Exhibit E, signed by an authorized officer of Cal Audio consenting to the execution, delivery and performance by Borrower of the Second Amendment and representing and warranting that the Guaranty Agreement remains in full force and effect and that all representations and warranties contained in the Guaranty Agreement are true as of the Second Amendment Closing Date;

                (xiii) Articles of Incorporation of the Borrower, certified to by the Secretary of State of Delaware not more than ten (10) days before the Second Amendment Closing Date; and

                (xiv) Any other document, instrument, undertaking or certificate stated in any of the Loan Documents to be delivered on the Second Amendment Closing Date.

             (b) Merger Agreement. The Merger Agreement shall be in full force and effect and no event shall have occurred thereunder which with the passing of time or giving of notice would be a ground for the termination thereof.

             (c) No Existing Default. No Event of Default or Incipient Default shall exist on the Second Amendment Closing Date, or after giving effect to the transactions contemplated to take place hereunder on such date.

             (d) Representations and Warranties Correct. The representations and warranties set forth in Article 4 and the representations and warranties set forth in the Security Documents to be executed and delivered to the Lender on the Second Amendment Closing Date shall be in all material respects true and correct on the Second Amendment Closing Date, and after giving effect to the transactions contemplated to occur on such date.

             (e) Consents and Approvals. The consents of the holders of the Existing Debt and all Governmental Approvals required to be taken, given or obtained for the execution and delivery of, and the performance of the obligations under, the Loan Documents shall have been taken, given or obtained, as the case may be, and shall be in full force and effect on the Closing Date and the time for appeal or challenge with respect to any thereof shall have expired (or, if an appeal or challenge shall have been taken or brought, the same shall have been dismissed) and shall not be subject to any pending proceedings or appeals, administrative, judicial or otherwise.

             (f) Litigation. No action, proceeding or investigation shall have been instituted nor shall governmental action before any Governmental Authority be threatened, nor shall any order, judgment or decree have been issued or proposed to be issued by any Governmental Authority to set aside, restrain, enjoin or prevent the consummation of the Second Amendment, the transactions contemplated thereby or by any other Loan Document.

             (g) Payment of Taxes. All fees payable in connection with the execution, delivery, recordation and filing of all the documents and instruments referred to in the Second Amendment shall have been fully paid."

     2.5 The final two sections of Article 3 of the Credit Agreement are hereby renumbered as Sections 3.5 and 3.6, respectively.

     2.6 Section 6.8 of the Credit Agreement is hereby amended by deleting "between or among Loan Parties" and inserting "between Borrower and Cal Audio".

     2.7 Article 6 of the Credit Agreement is hereby amended by inserting the following paragraph as a new section, Section 6.11:

          "6.11 Subsidiaries. Borrower shall not establish, create or acquire any Subsidiary other than those set forth on Schedule 4.2 without either entering into a Pledge Agreement in the form attached hereto as Exhibit E in favor of Lender pursuant to which it will pledge all of the outstanding stock, membership interests, partnership interests or other ownership interests of such Subsidiary and causing the Subsidiary to enter into a Guaranty Agreement in the form attached hereto as Exhibit J in favor of Lender or obtaining the express written consent of Lender."

     2.8 Section 8.16 (c) of the Credit Agreement is hereby amended by deleting "3.2(e)" and inserting "3.3(e), 3.4(e)".

     3. Effective Date. This Second Amendment shall be effective as of the date of satisfaction of all of the conditions set forth in Section 2.4 of this Second Amendment.

     4. Limited Effect. In the event of a conflict between the terms and provisions of this Second Amendment and the terms and provisions of the First Amendment, the terms and provisions of this Second Amendment shall govern. In all other respects, the First Amendment, as amended and supplemented hereby, shall remain in full force and effect.

     5. Counterparts. This Second Amendment may be executed in any number of counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     6. Governing Law and Consent to Jurisdiction. THE VALIDITY, CONSTRUCTION AND EFFECT OF THIS SECOND AMENDMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO ITS CHOICE OF APPLICABLE LAW PRINCIPLES.

     ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE BORROWER WITH RESPECT TO THIS SECOND AMENDMENT MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF CALIFORNIA, AND THE BORROWER ACCEPTS FOR ITSELF AND ITS ASSETS AND PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS.

     THE BORROWER WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) THAT IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH JURISDICTION. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE LENDER TO BRING PROCEEDINGS AGAINST THE BORROWER IN THE COURT OF ANY OTHER JURISDICTION.

     IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment by their duly authorized officers as of the date and year first above written.

                                          SENSORY SCIENCE CORPORATION

                                          By      /s/ THOMAS E. LINNEN
                                            ------------------------------------
                                                  Its EVP, CFO, Secretary

                                          SONICblue INCORPORATED

                                          By    /s/ WILLIAM F. MCFARLAND
                                            ------------------------------------
                                                       Its VP and CFO

                      THIRD AMENDMENT TO CREDIT AGREEMENT

     THIS THIRD AMENDMENT TO CREDIT AGREEMENT (this "Third Amendment") is dated as of April 27, 2001, by and between SENSORY SCIENCE CORPORATION, a Delaware corporation (the "Borrower"), and SONICblue INCORPORATED, a Delaware corporation (the "Lender"),

                                  WITNESSETH:

     WHEREAS, the Borrower and the Lender previously entered into that certain Credit Agreement dated as of February 1, 2001 (the "Credit Agreement") pursuant to which the Lender agreed to advance loans to the Borrower in an aggregate principal amount not to exceed three million dollars ($3,000,000);

     WHEREAS, the Borrower and the Lender previously entered into that certain First Amendment to Credit Agreement dated as of March 30, 2001 (the "First Amendment") to incorporate certain exhibits and schedules that had not been finalized at the time of execution of the Credit Agreement;

     WHEREAS, the Borrower and the Lender previously entered into that certain Second Amendment to Credit Agreement dated as of April 12, 2001 (the "Second Amendment") pursuant to which the Lender agreed to advance loans to the Borrower in an aggregate principal amount not to exceed two million dollars ($2,000,000); and

     WHEREAS, the Borrower has requested that the Lender extend additional loans to the Borrower in the aggregate principal amount not to exceed one million dollars ($1,000,000) and the Lender is willing to do so, upon the terms and conditions hereinafter set forth;

     NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, the Borrower and Lender hereby amend and supplement the Credit Agreement as follows:

     1. Definitions. Except as otherwise expressly provided or unless the context otherwise requires, all initially capitalized terms used in this Third Amendment shall have the meanings given to them in the Credit Agreement.

     2. Amendments.

     2.1 The first sentence of Section 2.1(a) of the Credit Agreement is hereby amended by deleting "five million dollars ($5,000,000)" and replacing it with "six million dollars ($6,000,000)".

     2.2 The penultimate sentence of Section 2.1(a) of the Credit Agreement is hereby amended by deleting it and replacing it in its entirety with the following:

          "Thereafter, Loans under this Agreement will be made upon satisfaction of the conditions specified in Sections 3.3, 3.4 or 3.5 (as applicable)."

     2.3 Section 3.4 of the Credit Agreement is hereby amended by deleting the first paragraph and inserting the following:

          "3.4 Conditions to Second Amendment Loan. The obligation of the Lender to disburse any portion of any Loan made pursuant to the Second Amendment to Credit Agreement dated as of April 12, 2001 by and between the Borrower and the Lender (the "Second Amendment") shall be subject to the prior or contemporaneous satisfaction of each of the following conditions precedent:".

     2.4 Clause 3.4(a)(i) of the Credit Agreement is hereby amended by deleting it in its entirety and replacing it with "The Second Amendment;".

     2.5 Article 3 of the Credit Agreement is hereby amended by inserting the following paragraph as a new section, Section 3.5:

          "3.5 Conditions to Third Amendment Loan. The obligation of the Lender to disburse any portion of any Loan made pursuant to the Third Amendment to Credit Agreement dated as of

     April 27, 2001 by and between the Borrower and the Lender (the "Third Amendment") shall be subject to the prior or contemporaneous satisfaction of each of the following conditions precedent:

             (a) Closing Documents. The Lender shall have received all of the following, each duly executed (where appropriate) and dated as of the date as shall be agreed by the Lender and the Borrower (the "Third Amendment Closing Date") (or such earlier date as shall be satisfactory to the Lender), in form and substance satisfactory to the Lender:

                (i) The Third Amendment;

                (ii) The borrowing request in the form attached to the Third Amendment as Exhibit A;

                (iii) The Note;

                (iv) The letters from holders of Existing Debt, in form and substance satisfactory to the Lender, consenting to the Third Amendment and the transactions contemplated thereunder, under this Agreement and under the other Loan Documents;

                (v) A certificate of the Secretary or an Assistant Secretary of Borrower as to (A) authorization of the execution, delivery and performance of the Third Amendment and all of the other Loan Documents by Borrower (including action of shareholders where required) and (B) the incumbency and signatures of Authorized Officers authorized to act hereunder and thereunder;

                (vi) A certificate of the Secretary or an Assistant Secretary of Cal Audio as to (A) authorization of the execution, delivery and performance of the Guaranty Agreement by Cal Audio (including action of members where required) and (B) the incumbency and signatures of officers authorized to act hereunder and thereunder;

                (vii) A Consent of Guarantor, in the form attached to the Third Amendment as Exhibit C, signed by an authorized officer of Cal Audio consenting to the execution, delivery and performance by Borrower of the Third Amendment and representing and warranting that the Guaranty Agreement remains in full force and effect and that all representations and warranties contained in the Guaranty Agreement are true as of the Third Amendment Closing Date;

                (viii) Any other document, instrument, undertaking or certificate stated in any of the Loan Documents to be delivered on the Third Amendment Closing Date.

             (b) Merger Agreement. The Merger Agreement shall be in full force and effect and no event shall have occurred thereunder which with the passing of time or giving of notice would be a ground for the termination thereof.

             (c) No Existing Default. No Event of Default or Incipient Default shall exist on the Third Amendment Closing Date, or after giving effect to the transactions contemplated to take place hereunder on such date.

             (d) Representations and Warranties Correct. The representations and warranties set forth in Article 4 shall be in all material respects true and correct on the Third Amendment Closing Date, and after giving effect to the transactions contemplated to occur on such date.

             (e) Consents and Approvals. The consents of the holders of the Existing Debt and all Governmental Approvals required to be taken, given or obtained for the execution and delivery of, and the performance of the obligations under, the Loan Documents shall have been taken, given or obtained, as the case may be, and shall be in full force and effect on the Closing Date and the time for appeal or challenge with respect to any thereof shall have expired (or, if an appeal or challenge shall have been taken or brought, the same shall have been dismissed) and shall not be subject to any pending proceedings or appeals, administrative, judicial or otherwise.

             (f) Litigation. No action, proceeding or investigation shall have been instituted nor shall governmental action before any Governmental Authority be threatened, nor shall any order, judgment or decree have been issued or proposed to be issued by any Governmental Authority to set aside, restrain, enjoin or prevent the consummation of the Third Amendment, the transactions contemplated thereby or by any other Loan Document.

             (g) Payment of Taxes. All fees payable in connection with the execution, delivery, recordation and filing of all the documents and instruments referred to in the Third Amendment shall have been fully paid."

     2.6 The final two sections of Article 3 of the Credit Agreement are hereby renumbered as Sections 3.6 and 3.7, respectively.

     2.7 Article 5 of the Credit Agreement is hereby amended by inserting the following paragraph as a new section, Section 5.15:

          "5.15 Warrant in Connection with the Third Amendment. Upon request by the Lender, the Borrower shall promptly execute and deliver to the Lender a Common Stock Purchase Warrant in the form attached to the Third Amendment as Exhibit B."

     2.9 Section 8.16 (c) of the Credit Agreement is hereby amended by deleting "3.3(e), 3.4(e)" and inserting "3.3(e), 3.4(e), 3.5(e)".

     3. Effective Date. This Third Amendment shall be effective as of the date of satisfaction of all of the conditions set forth in Section 2.5 of this Third Amendment.

     4. Limited Effect. In the event of a conflict between the terms and provisions of this Third Amendment and the terms and provisions of the Second Amendment, the terms and provisions of this Third Amendment shall govern. In all other respects, the Second Amendment, as amended and supplemented hereby, shall remain in full force and effect.

     5. Counterparts. This Third Amendment may be executed in any number of counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     6. Governing Law and Consent to Jurisdiction. THE VALIDITY, CONSTRUCTION AND EFFECT OF THIS THIRD AMENDMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO ITS CHOICE OF APPLICABLE LAW PRINCIPLES.

     ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE BORROWER WITH RESPECT TO THIS THIRD AMENDMENT MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF CALIFORNIA, AND THE BORROWER ACCEPTS FOR ITSELF AND ITS ASSETS AND PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS.

     THE BORROWER WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) THAT IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH JURISDICTION. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE LENDER TO BRING PROCEEDINGS AGAINST THE BORROWER IN THE COURT OF ANY OTHER JURISDICTION.

     IN WITNESS WHEREOF, the parties hereto have executed this Third Amendment by their duly authorized officers as of the date and year first above written.

                                          SENSORY SCIENCE CORPORATION

                                          By      /s/ ROGER B. HACKETT
                                            ------------------------------------
                                                     Its Chairman, CEO

                                          SONICblue INCORPORATED

                                          By    /s/ WILLIAM F. MCFARLAND
                                            ------------------------------------
                                                       Its VP and CFO

                      FOURTH AMENDMENT TO CREDIT AGREEMENT

     THIS FOURTH AMENDMENT TO CREDIT AGREEMENT (this "Fourth Amendment") is dated as of May 9, 2001, by and between SENSORY SCIENCE CORPORATION, a Delaware corporation (the "Borrower"), and SONICblue INCORPORATED, a Delaware corporation (the "Lender"),

                                  WITNESSETH:

     WHEREAS, the Borrower and the Lender previously entered into that certain Credit Agreement dated as of February 1, 2001 (the "Credit Agreement") pursuant to which the Lender agreed to advance loans to the Borrower in an aggregate principal amount not to exceed three million dollars ($3,000,000);

     WHEREAS, the Borrower and the Lender previously entered into that certain First Amendment to Credit Agreement dated as of March 30, 2001 (the "First Amendment") to incorporate certain exhibits and schedules that had not been finalized at the time of execution of the Credit Agreement;

     WHEREAS, the Borrower and the Lender previously entered into that certain Second Amendment to Credit Agreement dated as of April 12, 2001 (the "Second Amendment") pursuant to which the Lender agreed to advance loans to the Borrower in an aggregate principal amount not to exceed two million dollars ($2,000,000);

     WHEREAS, the Borrower and the Lender previously entered into that certain Third Amendment to Credit Agreement dated as of April 27, 2001 (the "Third Amendment") pursuant to which the Lender agreed to advance loans to the Borrower in an aggregate principal amount not to exceed one million dollars ($1,000,000); and

     WHEREAS, the Borrower and the Lender wish to rescind certain Common Stock Purchase Warrants previously made available by the Borrower to the Lender;

     NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, the Borrower and Lender hereby amend the Credit Agreement as follows:

     1. Definitions. Except as otherwise expressly provided or unless the context otherwise requires, all initially capitalized terms used in this Fourth Amendment shall have the meanings given to them in the Credit Agreement.

     2. Amendments.

     2.1 Section 3.4(a) of the Credit Agreement is hereby amended by deleting clause 3.4(a)(v) in its entirety.

     2.2  Article 5 of the Credit Agreement is hereby amended by deleting
Section 5.15 in its entirety.

     3. Effective Date. This Fourth Amendment shall be effective upon execution of this Fourth Amendment by the Borrower and delivery thereof to the Lender.

     4. Limited Effect. In the event of a conflict between the terms and provisions of this Fourth Amendment and the terms and provisions of the Third Amendment, the terms and provisions of this Fourth Amendment shall govern. In all other respects, the Third Amendment, as amended and supplemented hereby, shall remain in full force and effect.

     5. Counterparts. This Fourth Amendment may be executed in any number of counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     6. Governing Law and Consent to Jurisdiction. THE VALIDITY, CONSTRUCTION AND EFFECT OF THIS FOURTH AMENDMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO ITS CHOICE OF APPLICABLE LAW PRINCIPLES.

     ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE BORROWER WITH RESPECT TO THIS FOURTH AMENDMENT MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF CALIFORNIA, AND THE BORROWER ACCEPTS FOR ITSELF AND ITS ASSETS AND PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS.

     THE BORROWER WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) THAT IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH JURISDICTION. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE LENDER TO BRING PROCEEDINGS AGAINST THE BORROWER IN THE COURT OF ANY OTHER JURISDICTION.

     IN WITNESS WHEREOF, the parties hereto have executed this Fourth Amendment by their duly authorized officers as of the date and year first above written.

                                          SENSORY SCIENCE CORPORATION

                                          By      /s/ THOMAS E. LINNEN
                                            ------------------------------------
                                             Its EVP, CFO, Secretary, Treasurer
                                            ------------------------------------

                                          SONICblue INCORPORATED

                                          By    /s/ WILLIAM F. MCFARLAND
                                            ------------------------------------
                                             Its VP and Controller
                                            ------------------------------------

                      (This page intentionally left blank)

                                                                         ANNEX C
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.

                            ------------------------

                          SENSORY SCIENCE CORPORATION

                         COMMON STOCK PURCHASE WARRANT

                            ------------------------

     This certifies that, for good and valuable consideration, Sensory Science Corporation, a Delaware corporation (the "Company"), grants to SONICblue Incorporated, a Delaware corporation ("SONICblue" or the "Warrantholder"), the right to subscribe for and purchase from the Company the number of fully paid and nonassessable shares (the "Warrant Shares") of the Company's Common Stock, $0.001 par value (the "Common Stock") specified herein, at the purchase price per share (the "Exercise Price") determined as set forth herein, exercisable, subject to the restrictions set forth herein, during the period (the "Exercise Period") set forth in Section 1.4 hereof, all subject to the terms, conditions and adjustments herein set forth. This Warrant (the "Warrant") is issued in connection with and pursuant to that certain Loan Agreement (the "Loan Agreement"), dated as of January 31, 2001, by and between the Company and SONICblue. Certain capitalized terms used herein are defined in Section 8 hereof. Capitalized terms used herein not otherwise defined herein shall have the meanings assigned to them in the Loan Agreement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1. Exercise of Warrant.

     1.1  Duration and Exercise of Warrant.

     (a) Cash Exercise. This Warrant may be exercised by the Warrantholder by
(i) the surrender of this Warrant to the Company, with a duly executed Exercise Form specifying the number of Warrant Shares to be purchased, during normal business hours on any Business Day during the Exercise Period and (ii) the delivery of payment to the Company, for the account of the Company, of the Exercise Price for the number of Warrant Shares specified in the Exercise Form,
(A) by wire transfer of immediately available funds to a bank account specified by the Company; (B) by certified or bank cashier's check; (C) by cancellation of indebtedness under the Loan Agreement, or (D) of any other amount due to the Warrantholder under any other contract (including any purchase order) pursuant to which the Warrantholder does business with the Company not paid within twenty
(20) days of when due, or as otherwise mutually agreed to between the parties. The Company agrees that such Warrant Shares shall be deemed to be issued to the Warrantholder as the record holder of such Warrant Shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for the Warrant Shares as aforesaid. A stock certificate or certificates for the Warrant Shares specified in the Exercise Form shall be delivered to the Warrantholder as promptly as practicable. If this Warrant shall have been exercised only in part, the Company shall, at the time of delivery of the stock certificate or certificates, deliver to the Warrantholder a new Warrant evidencing the rights to purchase the remaining Warrant Shares, which new Warrant shall in all other respects be identical with this Warrant. No adjustments shall be made on Warrant Shares issuable on the exercise of this Warrant for any cash dividends paid or payable to holders of record of Common Stock prior to the date as of which the Warrantholder shall be deemed to be the record holder of such Warrant Shares.

     (b) Net Issue Exercise. In lieu of exercising this Warrant pursuant to
Section 1.1(a), this Warrant may be exercised by the Warrantholder by the surrender of this Warrant to the Company, with a duly executed Exercise Form marked to reflect Net Issue Exercise and specifying the number of Warrant Shares to be purchased, during normal business hours on any Business Day during the Exercise Period. The Company agrees that such Warrant Shares shall be deemed to be issued to the Warrantholder as the record holder of such Warrant Shares as of the close of business on the date on which this Warrant shall have been surrendered as aforesaid. Upon such exercise, the Warrantholder shall be entitled to receive shares equal to the value of this Warrant (or the portion hereof being exercised) computed as of the date of surrender of this Warrant to the Company using the following formula:

     Y x (A-B)
X =  ---------
         A

Where X = the number of shares of Common Stock to be issued to Warrantholder under this Section 1.1(b);

        Y = the number of shares of Common Stock otherwise purchasable under this Warrant (at the date of such calculation);

        A = the fair market value of one share of Common Stock (at the date of such calculation);

        B = the Exercise Price (as adjusted to the date of such calculation).

     (c) Fair Market Value. For purposes of Section 1.1(b) "fair market value" of one share of Common Stock shall mean:

          (i) the average closing price per share of the Common Stock on the principal national securities exchange on which the Common Stock is listed or admitted to trading for the ten (10) Trading Day period ending on the date of exercise, or,

          (ii) if not listed or traded on any such exchange, the average last reported sales price per share of the Common Stock on the Nasdaq National Market or The Nasdaq SmallCap Market (collectively, "Nasdaq") for the ten
     (10) Trading Day period ending on the date of exercise, or,

          (iii) if not listed or traded on any such exchange or Nasdaq, the average of the mean of the bid and asked prices per share of the Common Stock as reported in the OTC Bulletin Board or, if not so reported, in the "pink sheets" published by the National Quotation Bureau, Inc. for the ten
     (10) Trading Day period ending on the date of exercise, or,

          (iv) if such quotations are not available, the fair market value per share of the Common Stock on the date such notice was received by the Company as reasonably determined by the Board of Directors of the Company.

     1.2 Number of Warrant Shares. This Warrant shall entitle the Warrantholder to purchase 5,357,143 shares of Common Stock.

     1.3 Exercise Price. The Exercise Price shall be equal to $0.56 (the "Exercise Price"). From and after the issuance of this Warrant, the Exercise Price shall be adjusted in accordance with Section 6 hereof.

     1.4  Term of Warrant and Exercisability.

     (a) Term of Warrant. This Warrant shall terminate on the later of (i) February 23, 2002; or (ii) the date on which the indebtedness of the Company to the Warrantholder under the Loan Agreement is paid in full (the "Termination Date"). Nothing in this Section 1.4(a), however, shall require SONICblue or the Company to negotiate or enter into an agreement providing for the merger of the Company with SONICblue (directly or indirectly), and neither party shall have any liability for failing to do so. The parties' rights and obligations under Sections 2, 8 and 9 hereof shall survive the termination of this Warrant.

     (b) Exercisability. This Warrant shall be immediately exercisable, in whole or in part, during the term commencing on the date hereof and ending on the Termination Date (the "Exercise Period").

     1.5 Payment of Taxes. The issuance of certificates for Warrant Shares shall be made without charge to the Warrantholder for any stock transfer or other issuance tax in respect thereto; provided, however, that the Warrantholder shall be required to pay any and all taxes which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Warrantholder as reflected upon the books of the Company.

     1.6 Information. Upon receipt of a written request from a Warrantholder, the Company agrees to deliver promptly to such Warrantholder a copy of its current publicly available financial statements and to provide such other publicly available information concerning the Company as such Warrantholder may reasonably request (if electronic access to such information via EDGAR is not then generally available to the public) in order to assist the Warrantholder in evaluating the merits and risks of exercising the Warrant and to make an informed investment decision in connection with such exercise.

     2.  Registration Under the Securities Act of 1933.

     2.1  Piggyback Registration.

     (a) Right to Include Registrable Securities. If at any time or from time to time prior to the fifth anniversary of the date hereof, the Company proposes to register any of its securities under the Securities Act on any form for the registration of securities under such Act, whether or not for its own account (other than by a registration statement on Form S-8 or other form which does not include substantially the same information as would be required in a form for the general registration of securities or would not be available for the Registrable Securities) (a "Piggyback Registration"), it shall as expeditiously as reasonably possible give written notice to all Holders of its intention to do so and of such Holders' rights under this Section 2.1. Such rights are referred to hereinafter as "Piggyback Registration Rights." All references to "Warrant Shares" and "Warrants" for purposes of this Article 2 shall refer to any such shares or warrants issued by the Company to SONICblue. Upon the written request of any such Holder made within ten (10) days after receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such Holder), the Company shall include in the Registration

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Statement the Registrable Securities which the Company has been so requested to register by the Holders thereof and the Company shall keep such registration statement in effect and maintain compliance with each federal and state law or regulation for the period necessary for such Holder to effect the proposed sale or other disposition (but in no event for a period greater than one hundred
(180) days).

     (b) Withdrawal of Piggyback Registration by Company. If, at any time after giving written notice of its intention to register any securities in a Piggyback Registration but prior to the effective date of the related Registration Statement, the Company shall determine for any reason not to register such securities, the Company shall give notice of such determination to each Holder and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such Piggyback Registration. All best efforts obligations of the Company pursuant to Section 2.4 shall cease if the Company determines to terminate prior to such effective date any registration where Registrable Securities are being registered pursuant to this Section 2.1.

     (c) Piggyback Registration of Underwritten Public Offerings. If a Piggyback Registration involves an offering by or through underwriters, then (i) all Holders requesting to have their Registrable Securities included in the Company's Registration Statement must sell their Registrable Securities to the underwriters selected by the Company on the same terms and conditions as apply to other selling stockholders and (ii) any Holder requesting to have his or its Registrable Securities included in such Registration Statement may elect in writing, not later than seven (7) Business Days prior to the effectiveness of the Registration Statement filed in connection with such registration, not to have his or its Registrable Securities so included in connection with such registration.

     (d) Payment of Registration Expenses for Piggyback Registration. The Company shall pay all Registration Expenses in connection with each registration of Registrable Securities requested pursuant to a Piggyback Registration Right contained in this Section 2.1.

     (e) Priority in Piggyback Registration. If a Piggyback Registration involves an offering by or through underwriters, the Company, except as otherwise provided herein, shall not be required to include Registrable Securities therein if and to the extent the underwriter managing the offering reasonably believes in good faith and advises each Holder requesting to have Registrable Securities included in the Company's Registration Statement that such inclusion would materially adversely affect such offering; provided that
(i) if other selling stockholders who are employees, officers, directors or other affiliates of the Company have requested registration of securities in the proposed offering, the Company will reduce or eliminate such other selling stockholders' securities before any reduction or elimination of Registrable Securities; and (ii) any such reduction or elimination (after taking into account the effect of clause (i)) shall be pro rata to all other holders of the securities of the Company exercising "Piggyback Registration Rights" similar to those set forth herein in proportion to the respective number of shares they have requested to be registered; and provided further, however, that in no event shall the amount of Registrable Securities of the selling Holders included in the offering be reduced below twenty-five percent (25%) of the total amount of securities included in such offering.

     2.2  Demand Registration.

     (a) Request for Registration. If, at any time prior to the fifth anniversary of the date hereof, Holders holding at least twenty-five percent (25%) of the Registrable Securities request that the Company file a registration statement on Form S-3 (or Form S-1 or Form S-2 if Form S-3 is not then available to the Company) under the Securities Act, as soon as practicable thereafter the Company shall use its best efforts to file a registration statement with respect to all Warrant Shares that it has been so requested to include (the "Demand Registration") and obtain the effectiveness thereof, and to take all other action necessary under any federal or state law or regulation to permit the Registrable Securities specified in the notices of the Holders thereof to be sold or otherwise disposed of; provided, however, the Company shall be entitled to defer such registration for a period of up to forty-five (45) days if and to the extent that its Board of Directors shall determine that such registration would interfere with a pending corporate transaction. The Company shall also promptly give written notice to the Holders and the holders of any other Warrants and/or the holders of any Warrant Shares who or that have not made a request to the
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Company pursuant to the provisions of this Section 2.2(a) of its intention to effect any required registration or qualification, and shall use its best to effect as expeditiously as possible such registration or qualification of all such other Warrant Shares that are then held and/or that may be acquired upon the exercise of the Warrants, the Holders of which have requested such registration or qualification within fifteen (15) days after such notice has been given by the Company. The Company shall be required to effect a registration or qualification pursuant to this Section 2.2(a) on a total of two
(2) occasions.

     (b) Payment of Registration Expenses for Demand Registration. The Company shall pay all Registration Expenses in connection with the Demand Registration.

     (c) Selection of Underwriters. If the Demand Registration is requested to be in the form of an underwritten offering, the managing underwriter shall be selected by the Holders of a majority of the Registrable Securities to be registered. Such selection shall be subject to the Company's consent, which consent shall not be unreasonably withheld.

     (d) Procedure for Requesting Demand Registration. Any request for a Demand Registration shall specify the aggregate number of the Registrable Securities proposed to be sold and the intended method of disposition. Within ten (10) days after receipt of such a request the Company will give written notice of such registration request to all Holders, and the Company will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) Business Days after the date on which such notice is given by the Company. Each such request shall also specify the aggregate number of Registrable Securities to be registered and the intended method of disposition thereof.

     2.3 Registration Procedures. If and whenever the Company is required to use its commercially reasonable efforts to take action pursuant to any federal or state law or regulation to permit the sale or other disposition of any Registrable Securities that are then held or that may be acquired upon exercise of the Warrants in order to effect or cause the registration of any Registrable Securities under the Securities Act as provided in this Section 2, the Company shall, as expeditiously as practicable:

          (a) prepare and file with the SEC, as soon as practicable within forty-five (45) days after the end of the period within which requests for registration may be given to the Company (but subject to the provision for deferral contained in Section 2.2(a) hereof) a Registration Statement or Registration Statements relating to the registration on any appropriate form under the Securities Act, which form shall be available for the sale of the Registrable Securities in accordance with the intended method or methods of distribution thereof, subject to Section 2.1(e) hereof, and use its best efforts to cause such Registration Statements to become effective; provided that before filing a Registration Statement or Prospectus or any amendment or supplements thereto, including documents incorporated by reference after the initial filing of any Registration Statement, the Company will furnish to the Holders of the Registrable Securities covered by such Registration Statement and the underwriters, if any, copies of all such documents provided to be filed, which documents will be subject to the review of such Holders and underwriters; and cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement or supplement to such Prospectus;

          (b) prepare and file with the SEC such amendments and post-effective amendments to a Registration Statement as may be necessary to keep such Registration Statement effective for a period of one hundred eighty (180) days or until the distribution contemplated in the Registration Statement has been completed; provided, however, that (i) such 180-day period shall be extended for a period of time equal to the period the Holder refrains from selling any securities included in such registration at the request of an underwriter of securities of the Company, and (ii) in the case of any registration of Registrable Securities on Form S-3 which are intended to be offered on a continuous or delayed basis, such 180-day period shall be extended, if necessary, to keep the registration statement effective until
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     all such Registrable Securities are sold, provided that Rule 415, or any successor rule under the Act, permits an offering on a continuous or delayed basis, and provided further that applicable rules under the Act governing the obligation to file a post-effective amendment permit, in lieu of filing a post-effective amendment that (x) includes any prospectus required by Section 10(a)(3) of the Securities Act or (y) reflects facts or events representing a material or fundamental change in the information set forth in the registration statement, the incorporation by reference of information required to be included in (x) and (y) above to be contained in periodic reports filed pursuant to Section 13 or 15(d) of the Exchange Act in the registration statement;

          (c) notify the selling Holders of Registrable Securities and the managing underwriters, if any, promptly, and (if requested by any such Person) confirm such advice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related Prospectus or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (iv) if at any time the representations and warranties of the Company contemplated by paragraph (m) below cease to be true and correct in all material respects; (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (vi) of the happening of any event that makes any statement of a material fact made in the Registration Statement, the Prospectus or any document incorporated therein by reference untrue or which requires the making of any changes in the Registration Statement or Prospectus so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

          (d) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible moment;

          (e) if reasonably requested by the managing underwriters, immediately incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters believe (on advice of counsel) should be included therein as required by applicable law relating to such sale of Registrable Securities, including, without limitation, information with respect to the purchase price being paid for the Registrable Securities by such underwriters and with respect to any other terms of the underwritten (or "best-efforts" underwritten) offering; and make all required filings of such Prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

          (f) furnish to each selling Holder of Registrable Securities and each managing underwriter, without charge, at least one signed copy of the Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

          (g) deliver to each selling Holder of Registrable Securities and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses (including each preliminary Prospectus) any amendment or supplement thereto as such Persons may reasonably request; the Company consents to the use of such Prospectus or any amendment or supplement thereto by each of the selling Holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto;

          (h) prior to any public offering of Registrable Securities, cooperate with the selling Holders of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any selling Holder or underwriter reasonably requests in writing, keep each such registration or qualification effective during the period such Registration Statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable Registration Statement; provided that the Company will not be required to qualify to do business in any jurisdiction where it is not then so qualified or to take any action which would subject the Company to general service of process in any jurisdiction where it is not at the time so subject;

          (i) cooperate with the selling Holders of Registrable Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two (2) Business Days prior to any sale of Registrable Securities to the underwriters;

          (j) use its commercially reasonable efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities within the United States as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities;

          (k) upon the occurrence of any event contemplated by Section 2.3(c)(vi) above, prepare a supplement or post-effective amendment to the applicable Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such that the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

          (l) with respect to each issue or class of Registrable Securities, use its best efforts to cause all Registrable Securities covered by the Registration Statement to be listed on each securities exchange, if any, on which similar securities issued by the Company are then listed if requested by the Holders of a majority of such issue or class of Registrable Securities;

          (m) enter into such agreements (including an underwriting agreement) and take all such other action reasonably required in connection therewith in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, if the registration is in connection with an underwritten offering (i) make such representations and warranties to the underwriters, in such form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and confirm the same if and when requested; (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions in form, scope and substance shall be reasonably satisfactory to the underwriters) addressed to the underwriters covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such underwriters; (iii) obtain "cold comfort" letters and updates thereof from the Company's accountants addressed to the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by underwriters in connection with underwritten offerings; (iv) set forth in full in any underwriting agreement entered into the indemnification provisions and procedures of Section 2.4 hereof with respect to all parties to be indemnified pursuant to said Section; and (v) deliver such documents and certificates as may be reasonably requested by the underwriters to evidence compliance with clause (i) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company; the above shall be done at each closing under such underwriting or similar agreement or as and to the extent required hereunder;

          (n) make available for inspection by one or more representatives of the Holders of Registrable Securities being sold, any underwriter participating in any disposition pursuant to such registration, and any attorney or accountant retained by such Holders or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such representatives, in connection with such; and
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          (o) otherwise use its best efforts to comply with all applicable federal and state regulations; and take such other action as may be reasonably necessary to or advisable to enable each such Holder and each such underwriter to consummate the sale or disposition in such jurisdiction or jurisdiction in which any such Holder or underwriter shall have requested that the Registrable Securities be sold.

     The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the distribution of such securities and such other information as may otherwise be required by the Securities Act to be included in such Registration Statement.

     2.4  Indemnification.

     (a) Indemnification by Company. In connection with each Registration Statement relating to disposition of Registrable Securities, the Company shall indemnify and hold harmless each Holder and each underwriter of Registrable Securities and each Person, if any, who controls such Holder or underwriter (within the meaning of section 15 of the Securities Act or section 20 of the Exchange Act) against any and all losses, claims, damages and liabilities, joint or several (including any reasonable investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of any action, suit or proceeding or any claim asserted), to which they, or any of them, may become subject under the Securities Act, the Exchange Act or other federal or state law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that such indemnity shall not inure to the benefit of any Holder or underwriter (or any person controlling such Holder or underwriter within the meaning of section 15 of the Securities Act or section 20 of the Exchange Act) on account of any losses, claims, damages or liabilities arising from the sale of the Registrable Securities if such untrue statement or omission or alleged untrue statement or omission was made in such Registration Statement, Prospectus or preliminary Prospectus, or such amendment or supplement, in reliance upon and in conformity with information furnished in writing to the Company by such Holder or underwriter specifically for use therein. The Company shall also indemnify selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of section 15 of the Securities Act or section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities, if requested. This indemnity agreement shall be in addition to any liability which the Company may otherwise have.

     (b) Indemnification by Holder. In connection with each Registration Statement, each Holder shall indemnify, to the same extent as the indemnification provided by the Company in Section 2.4(a), the Company, its directors and each officer who signs the Registration Statement and each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) but only insofar as such losses, claims, damages and liabilities arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission which was made in the Registration Statement, the Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, in reliance upon and in conformity with information furnished in writing by such Holder to the Company specifically for use therein. In no event shall the liability of any selling Holder of Registrable Securities hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation. The Company shall be entitled to receive indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, to the same extent as provided above, with respect to information so furnished in writing by such Persons specifically for inclusion in any Prospectus, Registration Statement or preliminary Prospectus or any amendment thereof or supplement thereto.

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     (c) Conduct of Indemnification Procedure. Any party that proposes to assert the right to be indemnified hereunder will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section, notify each such indemnifying party of the commencement of such action, suit or proceeding, enclosing a copy of all papers served. No indemnification provided for in Section 2.4(a) or 2.4(b) shall be available to any party who shall fail to give notice as provided in this Section 2.4(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the omission so to notify such indemnifying party of any such action, suit or proceeding shall not relieve it from any liability that it may have to any indemnified party for contribution otherwise than under this Section. In case any such action, suit or proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and the approval by the indemnified party of such counsel, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses, except as provided below and except for the reasonable costs of investigation subsequently incurred by such indemnified party in connection with the defense thereof. The indemnified party shall have the right to employ its counsel in any such action, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of counsel by such indemnified party has been authorized in writing by the indemnifying parties, (ii) the indemnified party shall have reasonably concluded that there may be a conflict of interest between the indemnifying parties and the indemnified party in the conduct of the defense of such action (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iii) the indemnifying parties shall not have employed counsel to assume the defense of such action within a reasonable time after notice of the commencement thereof, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying parties. An indemnified party shall not be liable for any settlement of any action, suit, proceeding or claim effected without its written consent.

     (d) Contribution. In connection with each Registration Statement relating to the disposition of Registrable Securities, if the indemnification provided for in Section 2.4(a) or 2.4(b) hereof is unavailable to an indemnified party thereunder in respect to any losses, claims, damages or liabilities referred to therein, then the indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in paragraphs (a) or (b) of this Section 2.4 in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, or actions in respect thereof, as well as any other relevant equitable considerations. Relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this paragraph
(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

     (e) Underwriting Agreement to Control. Notwithstanding the foregoing provisions of this Section 2.4, to the extent that the provisions on indemnification and contribution contained in any underwriting agreement entered into in connection with the underwritten public offering of the Registrable Securities are in conflict with the foregoing provisions, the provisions in such underwriting agreement shall control.

     (f) Specific Performance. The Company and the Holder acknowledge that remedies at law for the enforcement of this Section 2.4 may be inadequate and intend that this Section 2.4 shall be specifically enforceable.

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     (g) Survival of Obligations. The obligations of the Company and the Holder under this Section 2.4 shall survive the completion of any offering of Registrable Securities pursuant to a Registration Statement under this Article 2, and otherwise.

     2.5 Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

          (a) make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times;

          (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

          (c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144, the Securities Act and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

     2.6 Restrictions on Transfer; Compliance with Securities Laws. This Warrant and the Warrant Shares issued upon the exercise of the Warrant may not be transferred or assigned in whole or in part without compliance with all applicable federal and state securities laws by the transferor and transferee (including the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, if such are requested by the Company). The Warrantholder, by acceptance hereof, acknowledges that this Warrant and the Warrant Shares to be issued upon exercise hereof are being acquired solely for the Warrantholder's own account and not as a nominee for any other party, and for investment, and that the Warrantholder will not offer, sell or otherwise dispose of any Warrant Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Securities Act or any state securities laws. Upon exercise of this Warrant, the Warrantholder shall, if requested by the Company, confirm in writing, in a form satisfactory to the Company, that the Warrant Shares so purchased are being acquired solely for the Warrantholder's own account and not as a nominee for any other party, for investment, and not with a view toward distribution or resale.

     2.7 Restrictive Legends. This Warrant shall (and each Warrant issued upon transfer in whole or in part of this Warrant pursuant to this Section 2 or issued in substitution for this Warrant pursuant to Section 4 shall) be stamped or otherwise imprinted with a legend in substantially the following form:

     "THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT."

Except as otherwise permitted by this Section 2, each stock certificate for Warrant Shares issued upon the exercise of any Warrant and each stock certificate issued upon the direct or indirect transfer of any such Warrant Shares shall be stamped or otherwise imprinted with a legend in substantially the following form:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT."

     Notwithstanding the foregoing, the Warrantholder may require the Company to issue a stock certificate for Warrant Shares without a legend if (i) such Warrant Shares, as the case may be, have been registered for resale under the Securities Act or sold pursuant to Rule 144 under the Securities Act (or a successor rule thereto) or (ii) the Warrantholder has received an opinion of counsel reasonably satisfactory to the Company that such registration is not required with respect to such Warrant Shares.

     3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Warrantholder (except as otherwise may be prohibited, restricted or limited by law or any rule or regulation of a regulatory entity) as follows:

     3.1 Organization; Authority Relative to this Warrant. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to execute and deliver this Warrant, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Warrant by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company. This Warrant has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally, and by general equitable principles.

     3.2 Authority to Issue Shares. The Company has taken all necessary corporate action to authorize and reserve and permit it to issue, and at all times from the date hereof through the end of the Exercise Period shall have reserved, all the Warrant Shares issuable pursuant to this Warrant. All of the shares of Common Stock issuable under this Warrant, upon their issuance and delivery in accordance with the terms of this Warrant, will be duly authorized, validly issued, fully paid and nonassessable, will be delivered free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Warrantholder's voting rights, charges, adverse rights and other encumbrances of any nature whatsoever (other than this Warrant) and will not be subject to any preemptive rights.

     3.3  No Conflict; Required Filings and Consents.

     (a) The execution and delivery of this Warrant by the Company does not, and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the certificate of incorporation or bylaws of the Company, (ii) assuming that all consents and filings described in Section 3.3(b) have been obtained or made, conflict with or violate any law applicable to the Company or by which any property or asset of the Company is bound or affected or (iii) result in any violation pursuant to, any note, bond, mortgage, indenture, contract, agreement , lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any of its properties may be bound or affected.

     (b) No consent of, or filing with, any governmental entity is required by the Company in connection with the execution and delivery of this Warrant, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby, except for (i) compliance with the Hart-Scott-Rodino Act and (ii) consents or filings the failure of which to be obtained or made would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby or the performance by the Company of any of its obligations hereunder.

     3.4 Reservation and Registration of Shares, Etc. The Company covenants and agrees that all Warrant Shares which are issuable upon the exercise of this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens, security interests, charges and other encumbrances with respect to the issue thereof, other than taxes in respect of any transfer occurring contemporaneously with such issue. The Company further covenants and agrees that, during the Exercise Period, the Company will at all times have authorized and reserved, and keep available free from preemptive rights, a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by this Warrant and will, at its expense, upon each such reservation of shares, procure such listing of such shares of Common Stock (subject to issuance or notice of issuance) as then may be required on all stock exchanges on which the Common Stock is then listed or on Nasdaq.

     4. Exchange, Loss or Destruction of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, of such bond or indemnification as the Company may require, and, in the case of such mutilation, upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor. The term "Warrant" as used in this Agreement shall be deemed to include any Warrants issued in substitution or exchange for this Warrant.

     5. Ownership of Warrant. The Company may deem and treat the person in whose name this Warrant is registered as the holder and owner hereof (notwithstanding any notations of ownership or writing hereon made by anyone other than the Company) for all purposes and shall not be affected by any notice to the contrary.

     6. Certain Adjustments.

     6.1 Adjustments. The number of Warrant Shares purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment as follows:

          (a) Stock Dividends. If at any time prior to the exercise of this Warrant in full (i) the Company shall fix a record date for the issuance of any stock dividend payable in shares of Common Stock or (ii) the number of shares of Common Stock shall have been increased by a subdivision or split-up of shares of Common Stock, then, on the record date fixed for the determination of holders of Common Stock entitled to receive such dividend or immediately after the effective date of subdivision or split-up, as the case may be, the number of shares of Common Stock to be delivered upon exercise of this Warrant will be increased so that the Warrantholder will be entitled to receive the number of shares of Common Stock that such Warrantholder would have owned immediately following such action had this Warrant been exercised immediately prior thereto, and the Exercise Price will be adjusted as provided below in paragraph (f).

          (b) Combination of Stock. If at any time prior to the exercise of this Warrant in full the number of shares of Common Stock outstanding shall have been decreased by a combination of the outstanding shares of Common Stock, then, immediately after the effective date of such combination, the number of shares of Common Stock to be delivered upon exercise of this Warrant will be decreased so that the Warrantholder thereafter will be entitled to receive the number of shares of Common Stock that such Warrantholder would have owned immediately following such action had this Warrant been exercised immediately prior thereto, and the Exercise Price will be adjusted as provided below in paragraph (f).

          (c) Reorganization, etc. If at any time prior to the exercise of this Warrant in full any capital reorganization of the Company, or any reclassification of the Common Stock, or any consolidation of the Company with or merger of the Company with or into any other person or any sale, lease or other transfer of all or substantially all of the assets of the Company to any other person, shall be effected in such a way that the holders of Common Stock shall be entitled to receive stock, other securities or assets (whether such stock, other securities or assets are issued or distributed by the Company or another person) with respect to or in exchange for Common Stock, then, upon exercise of this Warrant the Warrantholder shall have the right to receive the kind and amount of stock, other securities or assets receivable upon such reorganization, reclassification, consolidation, merger or sale, lease or other transfer by a holder of the number of shares of Common Stock that such Warrantholder would have been entitled to receive upon exercise of this Warrant had this Warrant been exercised immediately before such reorganization, reclassification, consolidation, merger or sale, lease or other transfer, subject to adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6.

          (d) Fractional Shares. No fractional shares of Common Stock or scrip shall be issued to any Warrantholder in connection with the exercise of this Warrant. Instead of any fractional shares of Common Stock that would otherwise be issuable to such Warrantholder, the Company will pay to such Warrantholder a cash adjustment in respect of such fractional interest in an amount equal to that fractional interest of the fair market value of one share of Common Stock as of the date of exercise.

          (e) Carryover. Notwithstanding any other provision of this Section 6, no adjustment shall be made to the number of shares of Common Stock to be delivered to the Warrantholder (or to the Exercise Price) if such adjustment represents less than one percent (1%) of the number of shares to be so delivered, but any lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to one percent (1%) or more of the number of shares to be so delivered.

          (f) Exercise Price Adjustment. Whenever the number of Warrant Shares purchasable upon the exercise of the Warrant is adjusted, as herein provided, the Exercise Price payable upon the exercise of this Warrant shall be adjusted by multiplying such Exercise Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Warrant Shares purchasable upon the exercise of the Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Warrant Shares purchasable immediately thereafter.

          (g) No Duplicate Adjustments. Notwithstanding anything else to the contrary contained herein, in no event will an adjustment be made under the provisions of this Section 6 to the number of Warrant Shares issuable upon exercise of this Warrant or the Exercise Price for any event if an adjustment having substantially the same effect to the Warrantholder as any adjustment that otherwise would be made under the provisions of this
     Section 6 is made by the Company for any such event to the number of shares of Common Stock (or other securities) issuable upon exercise of this Warrant.

     6.2  No Adjustment for Dividends. Except as provided in Section 1 hereof or
Section 6.1 hereof, no adjustment in respect of any dividends shall be made during the term of the Warrant or upon the exercise of this Warrant.

     6.3 Notice of Adjustment. Whenever the number of Warrant Shares or the Exercise Price of such Warrant Shares is adjusted, as herein provided, the Company shall promptly mail by first class, postage prepaid, to the Warrantholder, notice of such adjustment or adjustments and a certificate of the chief financial officer of the Company setting forth the number of Warrant Shares and the Exercise Price of such Warrant Shares after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

     7. Notices of Corporate Action. In the event of:

          (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any Change of Control, or

          (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company,

the Company will mail to the Warrantholder a notice specifying (i) the date or expected date on which any such record is to be taken for the purpose of such dividend, distribution or right and the amount and character of any such dividend, distribution or right, and (ii) the date or expected date on which any such reorganization, reclassification, recapitalization, Change of Control, dissolution, liquidation or winding-up is to take place and the time, if any such time is to be fixed, as of which the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for the securities or other property deliverable upon such reorganization, reclassification, recapitalization, Change of Control, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten
(10) days prior to the date therein specified, in the case of any date referred to in the foregoing subdivision (i), and at least ten (10) days prior to the date therein specified, in the case of the date referred to in the foregoing subdivision (ii).

     8. Definitions. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

          Business Day: any day other than a Saturday, Sunday or a day on which national banks are authorized by law to close in the City of San Francisco, State of California.

          Change of Control: shall mean (i) the consolidation of the Company with or merger of the Company with or into any other person in which the Company is not the surviving corporation or in which the Company's stockholders prior to such transaction do not own, directly or indirectly, immediately after such transaction, fifty percent (50%) or more of the outstanding securities entitled to vote generally for the election of directors or similar managing authority of the surviving or resulting entity in such transaction, (ii) the sale of all or substantially all of the assets of the Company to any other person or (iii) any sale or transfer of any capital stock of the Company after the date of this Warrant, following which forty (40%) or more of the combined voting power of the Company becomes beneficially owned by one person or group acting together. For purposes of this definition of Change of Control, "group" shall have the meaning as such term is used in Section 13(d) under the Exchange Act and the rules and regulations thereunder.

          Company: the meaning specified on the cover of this Warrant.

          Exchange Act: the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include a reference to a comparable section, if any, of any successor federal statute.

          Exercise Form: an Exercise Form in the form annexed hereto as Exhibit
     A.

          Exercise Price: the meaning specified in Section 1.3, as such price may be adjusted pursuant to Section 6 hereof.

          Holder: shall mean a holder of Registrable Securities.

          Nasdaq: the meaning specified in Section 1.1(c)(ii).

          Person: shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

          Prospectus: shall mean any prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the Prospectus, including post-effective amendments and all material incorporated by reference in such Prospectus.

          Registration Expenses: shall mean any and all expenses incurred in connection with any registration or action incident to performance of or compliance by the Company with Article 2, including, without limitation,
     (i) all SEC, national securities exchange and NASD registration and filing fees; all listing fees and all transfer agent fees; (ii) all fees and expenses of complying with state securities or blue sky laws (including the fees and disbursements of counsel of the underwriters in connection with blue sky qualifications of the Registrable Securities); (iii) all printing, mailing, messenger and delivery expenses, (iv) all fees and disbursements of counsel for the Company and of its accountants, including the expenses of any special audits and/or "cold comfort" letters required by or incident to such performance and compliance, and (v) any disbursements of underwriters customarily paid by issuers or sellers of securities including the reasonable fees and expenses of any special experts retained in connection with the requested registration, but excluding underwriting discounts and commissions, brokerage fees and transfer taxes, if any, and fees of counsel or accountants retained by the Holders of Registrable Securities to advise them in their capacity as Holders of Registrable Securities.

          Registrable Securities: shall mean any Warrant Shares issued to the Warrantholder, and/or other securities that may be or are issued by the Company upon exercise of this Warrant, including those which may thereafter be issued by the Company in respect of any such securities by means of any stock splits, stock dividends, recapitalizations, reclassifications or the like, and as adjusted pursuant to Article 6 hereof; provided, however, that as to any particular security contained in Registrable Securities, such securities shall cease to be Registrable Securities when (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement; or (ii) they shall have been sold to the public pursuant to Rule 144 (or any successor provision) under the Securities Act.

          Registration Statement: shall mean any registration statement of the Company filed or to be filed with the SEC which covers any of the Registrable Securities pursuant to the provisions of this Warrant, including all amendments (including post-effective amendments) and supplements thereto, all exhibits thereto and all material incorporated therein by reference.

          SEC: the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act, whichever is the relevant statute for the particular purpose.

          Securities Act: the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Act of 1933, as amended, shall include a reference to the comparable section, if any, of any successor federal statute.

          Trading Day: any day other than a day on which securities are not traded, listed or reported on the principal securities exchange or securities market on which the Common Stock is traded, listed or reported.

          Warrantholder: the meaning specified on the cover of this Warrant.

          Warrant Shares: the meaning specified on the cover of this Warrant, subject to the provisions of Section 1 and Section 6 hereof.

     9. Miscellaneous.

     9.1 Entire Agreement. This Warrant constitutes the entire agreement between the Company and the Warrantholder with respect to this Warrant.

     9.2 Binding Effects; Benefits. This Warrant shall inure to the benefit of and shall be binding upon the Company and the Warrantholder and their respective successors. Nothing in this Warrant, expressed or implied, is intended to or shall confer on any person other than the Company and the Warrantholder, or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Warrant.

     9.3 Restrictions on Transferability. Subject to the terms and conditions of this Warrant and compliance with all applicable securities laws, this Warrant and all rights hereunder (and any shares of common stock acquired upon exercise of this Warrant) may be transferred in whole or in part, only (a) to a wholly owned subsidiary of the Warrantholder, or (b) in a sale effectuated pursuant to Rule 144 promulgated under the Securities Act, or (c) in an offering registered under section 5 of the Securities Act.

     9.4 Amendments and Waivers. This Warrant may not be modified or amended except by an instrument or instruments in writing signed by the Company and the Warrantholder. Either the Company or the Warrantholder may, by an instrument in writing, waive compliance by the other party with any term or provision of this Warrant on the part of such other party hereto to be performed or complied with. The waiver by any such party of a breach of any term or provision of this Warrant shall not be construed as a waiver of any subsequent breach.

     9.5 Section and Other Headings. The section and other headings contained in this Warrant are for reference purposes only and shall not be deemed to be a part of this Warrant or to affect the meaning or interpretation of this Warrant.

     9.6 Further Assurances. Each of the Company and the Warrantholder shall do and perform all such further acts and things and execute and deliver all such other certificates, instruments and documents as the Company or the Warrantholder may, at any time and from time to time, reasonably request in connection with the performance of any of the provisions of this Agreement.

     9.7 Notices. All notices and other communications required or permitted to be given under this Warrant shall be in writing and shall be deemed to have been duly given if delivered personally or sent by United States mail, postage prepaid, or by facsimile (with electronic confirmation of successful transmission) to the parties hereto at the following addresses or to such other address as any party hereto shall hereafter specify by notice to the other party hereto:

        (a) if to the Company, addressed to:

           Sensory Science Corporation
           7835 East McClain Drive
           Scottsdale, AZ 85260
           Attention: President and Chief Executive Officer
           Telecopier: (480) 951-4404

        (b) if to the Warrantholder, addressed to:

           SONICblue Incorporated
           2841 Mission College Blvd.
           Santa Clara, CA 95054
           Attention: President and Chief Executive Officer
           Telecopier: (408) 980-5429

Except as otherwise provided herein, all such notices and communications shall be deemed to have been received on the date of delivery thereof, if delivered personally, or on the third Business Day after the mailing thereof.

     9.8 Separability. Any term or provision of this Warrant which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the terms and provisions of this Warrant or affecting the validity or enforceability of any of the terms or provisions of this Warrant in any other jurisdiction.

     9.9 Governing Law. This Warrant shall be deemed to be a contract made under the laws of the State of Delaware (irrespective of its choice of law principles).

     9.10 No Rights or Liabilities as Stockholder. Nothing contained in this Warrant shall be determined as conferring upon the Warrantholder any rights as a stockholder of the Company or as imposing any liabilities on the Warrantholder to purchase any securities whether such liabilities are asserted by the Company or by creditors or stockholders of the Company or otherwise.

                 [Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer.

Dated: February 23, 2001.                 SENSORY SCIENCE CORPORATION

                                          By /s/ Roger B. Hackett
                                          -------------------------------
                                          Title Chairman of the Board
                                                -------------------------

                                   EXHIBIT A

     THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.

                                 EXERCISE FORM
                 (TO BE EXECUTED UPON EXERCISE OF THIS WARRANT)

     The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant, to purchase Warrant Shares and (check one):

     [ ] herewith tenders payment for                of the Warrant Shares to
         the order of Sensory Science Corporation in the amount of $          in
         accordance with the terms of this Warrant; or

     [ ] herewith tenders this Warrant for                Warrant Shares
         pursuant to the Net Issue Exercise provisions of Section 1.1(b) of the Warrant.

     The undersigned requests that a certificate (or certificates) for such Warrant Shares be registered in the name of the undersigned and that such certificate (or certificates) be delivered to the undersigned's address below.

     In exercising this Warrant, the undersigned hereby confirms and acknowledges that the Warrant Shares are being acquired solely for the account of the undersigned and not as a nominee for any other party, or for investment, and that the undersigned will not offer, sell or otherwise dispose of any such Warrant Shares except under circumstances that will not result in a violation of the Securities Act of 1933, as amended, or any state securities laws.

Dated:  .

                                                        SIGNATURE

                                                       (PRINT NAME)

                                                     (STREET ADDRESS)

                                               (CITY)  (STATE)  (ZIP CODE)

     If said number of shares shall not be all the shares purchasable under the within Warrant, a new Warrant is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder.

                                                                         ANNEX D
[Letterhead of Gerard Klauer Mattison]

January 31, 2001


Board of Directors
Sensory Science Corporation
7835 East McClain Drive
Scottsdale, AZ 85260-1732

Gentlemen:

     We understand that SONICBlue, Inc., a Delaware corporation ("Parent"), Phoenix Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Sensory Science Corporation, a Delaware corporation ("Sensory Science" or the "Company") are considering entering into an Agreement and Plan of Merger (the "Merger Agreement") to be dated on or about February 1, 2001, whereby, among other things, Merger Sub shall be merged with and into the Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation.

     The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of common stock, $0.001 par value, of the Company (the "Company Common Stock") (other than shares owned by Parent, Merger Sub or any other affiliate of Parent or shares which are held by stockholders exercising dissenters' rights pursuant to Section 262 of the Delaware General Corporations Law) will be converted into the right to receive 0.0710 shares (the "Exchange Ratio") of common stock, $0.0001 par value, of SONICBlue (the "SONICBlue Common Stock"), which Exchange Ratio may be subject to adjustment at the consummation of the Merger as provided in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     You have requested the opinion of Gerard Klauer Mattison & Co., Inc. ("GKM"), as of this date, as to the fairness, from a financial point of view, to the holders of Company Common Stock, of the Exchange Ratio to be received by such holders in the Merger.

Board of Directors
January 31, 2001
Page 2



     In arriving at our opinion set forth below, we have reviewed and analyzed, among other things, the following:

(i) a draft dated January 31, 2001 of the Merger Agreement, and have assumed that the final form of the Merger Agreement will not vary in any regard that is material to our analysis;

(ii) certain publicly available financial statements and other information of Parent and the Company;

(iii) certain internal business, operating and financial information, including financial forecasts and other information which describe the Company's growing working capital deficit position, declining average selling prices on certain key products and other factors which have affected liquidity, furnished to us by the Company;

(iv) the historical financial results and financial condition of the Company and the Parent and compared the Company's financial results with those of other companies and businesses that we deemed relevant;

(v) the reported prices and trading activity of SONICBlue Common Stock and Company Common Stock and compared their performance with those of other publicly traded companies that we deemed relevant; and

(vi) the financial terms of the Merger and compared them with the financial terms, to the extent publicly available, of certain other recent transactions that we deemed relevant.

     In addition, in arriving at our opinion, we have held discussions with the Company's senior management and Company representatives and senior management of the Parent regarding the business, operations, financial condition and prospects of the Company and the Parent both before and after giving effect to the Merger, as well as other matters we considered relevant to our inquiry.

     GKM also reviewed with senior management and the Company representatives the Company's anticipated operating expenses, potential for a default situation under its third-party secured lines of credit, other cash needs and liquidity constraints, including the

Board of Directors
January 31, 2001
Page 3



ability of the Company to secure alternative sources of financing. The severity of the Company's current liquidity constraints only became evident recently.

     GKM also performed such other financial studies, analyses, and investigations and reviewed such other information as it considered appropriate for purposes of its opinion. In formulating its opinion, GKM relied on (a) the fact that the Company's decision to enter into the Merger Agreement was preceded by (i) a 7-month engagement to discuss financing opportunities and (ii) a concurrent 7-month process during which merger and financing proposals were solicited by or on behalf of the Company from potential parties which included parties that the Company believed were logical merger partners or minority investors, and (b) the Company's assessment that the Merger represents the only currently available transaction to the Company that will provide both the cash necessary to enable the Company to fund its ongoing operations, to avoid foreclosure on its assets by existing creditors and to provide a reasonable opportunity to enable the Company to achieve its strategic objectives.

     We have also conducted other such analyses and performed such other investigations and considered such other matters as we deemed necessary to arrive at our opinion, including our assessment of general economic, market and monetary conditions.

     In our review and analysis and in formulating our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information publicly available or furnished or otherwise communicated to us. With respect to the financial forecasts, projections and other information provided to or otherwise reviewed by us, we assumed that such forecasts, projections and other information were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments at the time of the Company's or the Parent's management, as the case may be, as to the expected future competitive, operating and financial performance of the Company and the Parent, respectively. We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based. We have further assumed that the final form of the Merger Agreement will not vary in any regard that is material to our analysis and that the transactions contemplated thereby will be consummated in accordance with their respective terms. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and we have not made a physical inspection of the properties or assets of the Company. We have relied on the Company as to all legal matters.

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Board of Directors
January 31, 2001
Page 4



     We have assumed, with your consent, that (i) the Company will be unable to secure alternative financing in sufficient time to provide working capital to continue operations and avoid actions that would severely impair its future prospects, (ii) the Company is under close weekly scrutiny with its creditors and is unable to meet current obligations with certain vendors to pay for products. Based on our discussions, investigations and analysis, it appears that the Company will not be able to pay its obligations as they become due or continue its operations in the absence of consummation of the transaction. In coming to this conclusion, it is our assumption that even with drastic measures there would be no assurance that such measures would provide anything more than a temporary solution to the Company's growing working capital deficits leading the Company ultimately to seek protection from creditors under the bankruptcy laws. We believe that the market price of the Company Common Stock does not yet reflect the Company's grave financial condition and prospects. The likely result of a bankruptcy proceeding would produce no value to the Company's stockholders.

     Our opinion is necessarily based upon information made available to us and business, market, economic, monetary and other conditions as they exist on, and can be evaluated as of, the date of this letter and does not address the underlying business decision of the Company to affect the transactions contemplated by the Merger Agreement or any other transaction in which the Company might engage. This opinion does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should continue to hold such securities. Furthermore, this letter does not constitute a recommendation by our firm to any stockholders to vote in favor of the Merger, and should not be relied upon by any stockholder as such.

     GKM has acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. As part of GKM's investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, divestitures, restructurings, recapitalizations, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have been engaged to render the financial opinion as expressed herein and we will earn a fee upon the delivery of this opinion. We also, from time to time, may in the future perform certain financial advisory services for the Company or the Parent or their affiliates for which we may receive a fee. In the ordinary course of business, we may actively

Board of Directors
January 31, 2001
Page 5



trade the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a short or long position in such securities. The Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

     This opinion has been prepared for the confidential use and benefit of the Board of Directors of the Company in its consideration of the Merger, and supersedes any previously rendered opinion and, except for inclusion of this letter in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the Merger, may not be reproduced, summarized, described or referred to or given to any other person or otherwise made public without our prior written consent.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio to be received by holders of Company Common Stock in connection with the Merger is fair to such holders from a financial point of view.

                                        Very truly yours,


                                        GERARD KLAUER MATTISON & CO., INC.

                                        /s/ DAVID B. STETSON
                                        ----------------------------------------
                                        By: David Stetson
                                            Managing Director